Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169763

PROSPECTUS

Pinnacle Foods Finance LLC

Pinnacle Foods Finance Corp.

Offers to Exchange

$300,000,000 aggregate principal amount of their 9 1/4% Senior Notes due 2015 and $400,000,000 aggregate principal amount of their 8 1/4% Senior Notes due 2017 (collectively, the “exchange notes”), each of which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), for any and all of their outstanding unregistered 9 1/4% Senior Notes due 2015 that were issued in a private offering on December 23, 2009 and 8 1/4% Senior Notes due 2017 that were issued in a private offering on August 17, 2010 (collectively, the “outstanding unregistered notes”), respectively (such transaction, collectively, the “exchange offers”).

We are conducting the exchange offers in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act.

The Exchange Offers:

•	We will exchange all outstanding unregistered notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradable.

•	You may withdraw tenders of outstanding unregistered notes at any time prior to the expiration date of the exchange offers.

•	The exchange offers expire at 12:00 a.m. midnight, New York City time, on November 16, 2010, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding unregistered notes for exchange notes in the exchange offers will not be a taxable event for United States federal income tax purposes.

•	The terms of the exchange notes to be issued in the exchange offers are substantially identical to the outstanding unregistered notes, except that the exchange notes will be freely tradable.

Results of the Exchange Offers:

•	The exchange notes may be sold in the over-the-counter-market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

All untendered outstanding unregistered notes will continue to be subject to the restrictions on transfer set forth in the outstanding unregistered notes and in the related indentures. In general, the outstanding unregistered notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding unregistered notes under the Securities Act.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding unregistered notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of the exchange notes that you receive in the exchange offers.

See “Risk Factors” beginning on page 14 for a discussion of certain risks that you should consider before participating in the exchange offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 18, 2010.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. The prospectus may be used only for the purposes for which it has been published and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted.

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MARKET AND INDUSTRY DATA

We obtained the industry, market, and competitive position data throughout, and incorporated by reference into, this prospectus from internal company surveys and management estimates as well as from industry and general publications and research, surveys, and studies conducted by third parties. We believe these internal company surveys and management estimates are reliable; however, no independent sources have verified such surveys and estimates. Industry and general publications and research, studies, and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.

We use a combination of data provided by Information Resources, Inc. (“IRI”) and The Nielsen Company (“Nielsen”). Unless we indicate otherwise, retail sales, market share, category and other industry data used throughout this prospectus for all categories and segments are: for U.S. brands, IRI data for the 52-week period ended June 27, 2010, except for data for the frozen complete bagged meals and pie and pastry filling categories which include IRI data from the 52-week period ending June 13, 2010; and for brands in Canada, which include Nielsen data for the 52-week period ended July 3, 2010. This data includes retail sales in supermarkets with at least $2 million in total annual sales but exclude sales in mass merchandiser, club, drug, convenience or dollar stores. Retail sales are dollar sales estimated by IRI and Nielsen and represent the value of units sold through supermarket cash registers for the relevant period.

We view the baking mixes and frostings category as consisting of the following segments: cake mix, brownie mix, ready-to-serve frostings, muffin mix, cookie mix, bar mix, frosting mix, quick bread, dessert kits, all other baking mix and all other frosting. We view the shelf-stable pickles, peppers, and relish category as consisting of shelf-stable pickles, peppers, and relish segments. We view the canned meat category as consisting primarily of the canned chili, chunk meat, luncheon meat, sloppy joe, Vienna sausages, and stew segments, as well as several smaller segments. We view the frozen vegetables category as consisting of the steamed and non-steamed segments. We view the frozen prepared seafood category as consisting of breaded, marinated, and seasoned “fin products,” such as pollock and salmon, and “non-fin products,” primarily shrimp. We view the single-serve frozen dinners and entrées category as consisting of single-serve full-calorie dinners and entrées and single-serve diet dinners and entrées. We view the frozen breakfast category as primarily consisting of the grain segment, which includes frozen waffles, pancakes, and French toast, and the protein segment, which includes frozen breakfast entrées and savory breakfast handhelds. References to the bagel category are to scannable bagels (pre-packaged), consisting of the frozen, refrigerated, and shelf-stable segments. We view frozen complete bagged meals, table syrup, pie and pastry fillings, and frozen pizza-for-one as distinct categories. When we refer to the core market of our Open Pit brand of barbecue sauce, such core market consists of the major metropolitan areas surveyed by IRI in Illinois, Indiana, Michigan, Ohio and Wisconsin. Unless we indicate otherwise, all references to percentage changes reflect the comparison to the same period in the prior year.

Although we believe that this information is reliable, we cannot guarantee its accuracy and completeness, nor have we independently verified it.

Although we are not aware of any misstatements regarding the industry data that we present in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” and “Forward-Looking Statements.”

We own a number of registered trademarks in the United States, Canada and other countries, including Appian Way®, Birds Eye®, Bernstein’s®, Brooks®, C&W®, Casa Regina®, Celeste®, Chocolate Lovers®, Comstock®, Country Kitchen®, Duncan Hines®, Freshlike®, Fun Frosters™, Grabwich®, Great Starts®, Hawaiian Style Bowls®, Hearty Bowls®, Hearty Hero®, Hungry-Man®, Hungry-Man Sports Grill®, Hungry-Man Steakhouse®, Husman’s®, It’s Good to be Full®, Lender’s®, Log Cabin®, Lunch Bucket®, Magic Mini’s®, McKenzie’s®, Milwaukee’s®, Moist Deluxe®, Mrs. Butterworth’s®, Mrs. Paul’s®, Nalley®, Open Pit®, Oval’s®, Signature Desserts®, Simply Classic®, Snack’mms®, Stackers®, Snyder of Berlin®, Steamfresh®, Taste the Juicy

Crunch®, That’s the Tastiest Crunch I Ever Heard®, The Original TV Dinner®, Tim’s Cascade SNACKS®, Treet®, Van de Kamp’s®, Vlasic® and Wilderness®. We also have applications pending with the United States Patent and Trademark Office for a number of trademarks, including So Rich, So Moist, So Very Duncan Hines™, So Moist, So Delicious and So Much More™ and Just Add the Warmth™. We own the registered trademark Snyder of Berlin while a third party owns the trademark Snyder of Hanover. Per a court order, the use of the trademark must include the word “Snyder” in combination with the words “of Berlin” and be accompanied by a disclaimer. We protect our trademarks by obtaining registrations where appropriate and opposing any infringement in key markets. We also own a design trademark in the United States, Canada, and other countries on the Vlasic stork. We manufacture and market certain of our frozen food products under the Swanson brand pursuant to two royalty-free, exclusive and perpetual trademark licenses granted by Campbell Soup Company and its affiliate, CSC Brands, Inc. We manufacture and market certain of our frozen breakfast products under the Aunt Jemima brand pursuant to a royalty-free, exclusive (as to frozen breakfast products only) and perpetual license granted by The Quaker Oats Company. In addition, as part of our acquisition of the Armour Business from The Dial Corporation, we received the assignment of a license agreement granting us an exclusive, royalty bearing, perpetual license to use certain Armour trademarks. Under the license agreement, Smithfield Foods, as successor to ConAgra, Inc., the licensor, grants us a license for the use of various Armour-related trademarks in conjunction with shelf-stable products within the United States.

Solely for convenience, the trademarks, service marks, and tradenames referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and tradenames.

BASIS OF PRESENTATION

On November 18, 2009, Pinnacle Foods Group LLC (“PFG LLC”), formerly known as Pinnacle Foods Group, Inc., or “PFGI”, a Delaware limited liability company and a direct wholly-owned subsidiary of Pinnacle Foods Finance LLC, or “PFF,” entered into a definitive Stock Purchase Agreement (the “Stock Purchase Agreement”) with Birds Eye Holdings LLC (“Birds Eye Holdings”), a Delaware limited liability company, and Birds Eye Foods, Inc. (“Birds Eye”), a Delaware corporation and a wholly-owned subsidiary of Birds Eye Holdings, pursuant to which PFG LLC acquired all of the issued and outstanding common stock of Birds Eye on December 23, 2009 (the “Birds Eye Acquisition”).

Unless the context requires otherwise, in this prospectus, “Pinnacle,” the “Company,” “we,” “us,” and “our” refers to PFF and the entities that are its consolidated subsidiaries (including PFG LLC), which includes all of Pinnacle’s existing operations (including Birds Eye and its subsidiaries).

On February 10, 2007, Crunch Holding Corp. (“Crunch Holding”), our parent company, entered into an Agreement and Plan of Merger with Peak Holdings LLC (“Peak Holdings”), a Delaware limited liability company controlled by affiliates of The Blackstone Group, Peak Acquisition Corp (“Peak Acquisition”), a wholly-owned subsidiary of Peak Holdings, and Peak Finance LLC, providing for the acquisition of Crunch Holding. At the closing of the transaction (the “Blackstone Transaction”), on April 2, 2007, Peak Acquisition merged with and into Crunch Holding, with Crunch Holding as the surviving corporation (the “Merger”), and Peak Finance LLC merged with and into PFF, with PFF as the surviving entity. Where the context so requires, we use the term “Predecessor” to refer to the historical financial results and operations of PFG LLC and its subsidiaries prior to the consummation of the Blackstone Transaction and the term “Successor” to refer to the historical financial results and operations of PFF and its subsidiaries after the consummation of the Blackstone Transaction.

On August 17, 2010, we consummated the following transactions (collectively, the “Refinancing”): the offering of $400 million aggregate principal amount of 8¼% Senior Notes due 2017, the entering into of a senior secured term loan D facility, and the repayment with proceeds therefrom, along with cash on hand, of $842.3 million aggregate principal amount of outstanding loans under our senior secured term loan C facility.

Unless otherwise stated herein, our pro forma financial information reflects the effects of our consummation of the transactions described under the caption “Unaudited Pro Forma Condensed Consolidated Financial Information,” including the Birds Eye Acquisition and the effects of the Refinancing.

In the first quarter of 2010, we implemented a reorganization of the Company’s products into three operating segments: (i) Birds Eye Frozen, (ii) Duncan Hines Grocery and (iii) Specialty Foods. Our United States retail frozen vegetables (Birds Eye®), single-serve frozen dinners and entrées (Hungry-Man®, Swanson®), multi-serve frozen dinners and entrées (Birds Eye Voila!®), frozen seafood (Van de Kamp’s®, Mrs. Paul’s®), frozen breakfast (Aunt Jemima®), bagels (Lender’s®), and frozen pizza (Celeste®) will be reported in the Birds Eye Frozen segment. Our baking mixes and frostings (Duncan Hines®), shelfstable pickles, peppers and relish (Vlasic®), barbeque sauces (Open Pit®), pie fillings (Comstock® , Wilderness®), syrups (Mrs. Butterworth’s® and Log Cabin®), salad dressing (Bernstein’s®), canned meat (Armour® , Nalley®, Brooks®) and all Canadian Operations will be reported in the Duncan Hines Grocery segment. The Specialty Foods segment will consist of snack products (Tim’s Cascade® and Snyder of Berlin®) and our food service and private label businesses. Prior period amounts have been reclassified for consistent presentation.

PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in the notes. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the unaudited pro forma financial statements and the historical financial statements and related notes appearing elsewhere in this prospectus.

On November 18, 2009, Pinnacle Foods Group LLC (“PFG LLC”), formerly known as Pinnacle Foods Group, Inc., or “PFGI,” a Delaware limited liability company and a direct wholly-owned subsidiary of Pinnacle Foods Finance LLC, or “PFF”, entered into a definitive Stock Purchase Agreement (the “Stock Purchase Agreement”) with Birds Eye Holdings LLC (“Birds Eye Holdings”), a Delaware limited liability company, and Birds Eye Foods, Inc. (“Birds Eye”), a Delaware corporation and a wholly-owned subsidiary of Birds Eye Holdings, pursuant to which PFG LLC acquired all of the issued and outstanding common stock of Birds Eye (the “Birds Eye Acquisition”).

Unless the context requires otherwise, in this prospectus, “Pinnacle,” the “Company,” “we,” “us,” and “our” refers to Pinnacle Foods Finance LLC (“PFF”) and the entities that are its consolidated subsidiaries (including Birds Eye and its subsidiaries). “Blackstone” refers to The Blackstone Group L.P. and certain of its affiliates.

Our Company

We are a leading manufacturer, marketer, and distributor of high-quality, branded convenience food products in North America. Our major brands hold leading market positions in their respective retail categories and enjoy high consumer awareness. Our products are sold through a combination of a national sales broker, regional sales brokers, and a direct sales force that reaches supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores, warehouse clubs, foodservice, and other alternative channels in the United States and Canada. We also distribute a selection of our products in Mexico, the Caribbean, and Latin America. The combination of new product innovation, core product renovation, effective consumer marketing, and strategic acquisitions has helped us create and grow our diverse brand portfolio.

Pinnacle’s products and operations are managed and reported in three operating segments: the Birds Eye Frozen Division, the Duncan Hines Grocery Division and the Specialty Foods Division. Our United States retail frozen vegetables (Birds Eye), single-serve frozen dinners and entrées (Hungry-Man, Swanson), frozen complete bagged meals (Birds Eye Voila!), frozen seafood (Van de Kamp’s, Mrs. Paul’s), frozen breakfast (Aunt Jemima), bagels (Lender’s), and frozen pizza (Celeste) are reported in the Birds Eye Frozen Division. Our baking mixes and frostings (Duncan Hines), shelf-stable pickles, peppers, and relish (Vlasic), barbeque sauces (Open Pit), pie fillings (Comstock, Wilderness), syrups (Mrs. Butterworth’s and Log Cabin), salad dressing (Bernstein’s), canned meat (Armour, Nalley, Brooks), and all Canadian operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and our food service and private label businesses.

On December 23, 2009, we acquired all of the common stock of Birds Eye (the “Birds Eye Acquisition”). Birds Eye’s product offering includes an expanding platform of healthy, high-quality frozen vegetables and frozen meals and a portfolio of primarily branded dry foods which are well-aligned with our existing Duncan Hines Grocery Division. Frozen food products are marketed under the Birds Eye brand name, which holds the #1 market share in frozen vegetables and the #2 market share in frozen complete bagged meals. Birds Eye markets traditional boxed and bagged frozen vegetables, as well as steamed vegetables using innovative steam-in-packaging technology, under the Birds Eye and Birds Eye Steamfresh brands. Birds Eye’s frozen complete bagged meals, marketed primarily under the family-oriented Birds Eye Voila! brand, offer consumers value-added meal solutions that include a protein, starch, and vegetables in one convenient package. Birds Eye’s branded dry food products hold leading market share positions in their core geographic markets, and include Comstock and Wilderness fruit pie fillings and toppings, Brooks and Nalley chili and chili ingredients, and snack foods by Tim’s Cascade and Snyder of Berlin.

Products

Birds Eye Frozen Division

Frozen vegetables. Birds Eye is the largest brand in the $2.5 billion frozen vegetables category. Collectively, our steamed and non-steamed product offerings hold the #1 position with a 26.6% market share. With the launch of Birds Eye Steamfresh vegetables in January 2006, Birds Eye was the first company to capture a nationwide market share with a product that enables consumers to conveniently steam vegetables in microwaveable packaging. The steamed segment represents approximately 29% of the overall category, and Birds Eye holds a 51.2% market share of the steamed segment. The non-steamed segment comprises 71% of the overall category, and Birds Eye holds a 16.6% market share of the non-steamed segment. We believe that enhancing vegetables is a great way to encourage healthy and nutritious eating in America, by elevating the taste experience. In July of 2009, we launched six new Birds Eye Steamfresh Lightly Sauced items as part of an enhanced vegetable portfolio. The six Birds Eye Steamfresh Lightly Sauced items have generated $42 million in retail sales. Building on the success of the 2009 launch, in July, 2010, we introduced three new items to the Birds Eye Steamfresh Lightly Sauced line: Rotini and Vegetables with Garlic Butter Sauce, Rigatoni and Vegetables with Tomato Parmesan Sauce and Roasted Red Potatoes with Garlic Butter Sauce.

Frozen complete bagged meals. We compete in the frozen complete bagged meals category with our Birds Eye Voila! brand. Birds Eye Voila! is the #2 competitor in the $587 million frozen complete bagged meals segment, with a 16.6% market share. Birds Eye Voila! frozen complete bagged meals offer consumers value-added meal solutions that include a protein, starch, and vegetables in one convenient package.

Single-serve frozen dinners and entrées. Our single-serve frozen dinners and entrées consist primarily of products under the Hungry-Man and Swanson brands. Hungry-Man is a highly differentiated brand with strong brand awareness and is uniquely positioned to male consumers. This distinctive position has been increasingly valuable to our retail customers as the percentage of food shopping done by men has grown. Our Hungry-Man and Swanson brands collectively are the #4 participant in the $1.9 billion single-serve full-calorie frozen dinners and entrées segment. We use the Swanson brand under license from the Campbell Soup Company and its affiliate, CSC Brands, Inc.

Frozen prepared seafood. Our frozen prepared seafood products, marketed under the Mrs. Paul’s and Van de Kamp’s brands, include breaded and battered fish sticks and fish fillets, lightly breaded fish, breaded shrimp, and some specialty seafood items. The Van de Kamp’s brand started in Los Angeles and dates back to 1915, and the Mrs. Paul’s brand started in Philadelphia and dates back to the mid-1940s. We utilize a dual-brand strategy to capitalize on the well-developed regional positions of the Van de Kamp’s and Mrs. Paul’s brands. In 2009, our brands dramatically upgraded product quality based on consumer preference, we continue to benefit from this investment experiencing year-over-year growth in 2010 in retail sales of 11.9% and market share gain of 2.0 percentage points. Van de Kamp’s and Mrs. Paul’s brands collectively hold the #2 position with a 19.0% market share in the $604 million frozen prepared seafood category.

Frozen breakfast. Our frozen breakfast products are marketed under the Aunt Jemima brand and include waffles, pancakes, French toast, breakfast entrées, and savory breakfast handhelds. The Aunt Jemima brand was established over a century ago and enjoys high brand awareness and quality rankings. We use the Aunt Jemima brand under license from The Quaker Oats Company. Aunt Jemima is positioned to families as a warm, wholesome breakfast for busy mornings. The Aunt Jemima brand is currently the #4 brand in the $1.4 billion frozen breakfast category with a 10.4% market share. Recent Aunt Jemima share gain has been positively impacted by a competitor’s disruption in supply. Aunt Jemima is the #2 brand in both the $664 million grain segment, which includes frozen waffles, pancakes and French toast, and the $570 million protein segment, which includes frozen breakfast entrées and savory breakfast handhelds.

Bagels. Our bagel products primarily consist of Lender’s packaged bagels, which are distributed among all scannable (pre-packaged) sections of the grocery store (i.e., the frozen, refrigerated, and fresh bread aisles). Founded in 1927, Lender’s ranks #3 with an 8.2% market share of the $661 million pre-packaged bagel category. The brand has the leading market share in both refrigerated and frozen bagel segments.

Frozen pizza-for-one. We market frozen pizza under the Celeste brand, which dates back to the 1940s. Celeste is the #4 brand in the $707 million frozen pizza-for-one category, with a 9.7% market share. Its sales are concentrated in the Northeast, Chicago, Florida, and California markets. Celeste is positioned as a high quality meal at an affordable price.

Duncan Hines Grocery Division

Baking mixes and frostings. Our baking mixes and frostings include Duncan Hines cake mixes, ready-to-serve frostings, brownie mixes, muffin mixes, and cookie mixes. Duncan Hines was introduced as a national brand in 1956 when Duncan Hines, a renowned restaurant critic and gourmet, launched the brand as part of his efforts to bring restaurant-quality food to American homes. Duncan Hines has expanded its presence at retail over the past year through a commitment to innovation, including Decadent Carrot Cake Mix in 2008 and Duncan Hines Whole Grain Muffins in 2009. In 2010, Duncan Hines launched Amazing Glazes, a light, decadent dessert topping in both chocolate and vanilla flavors .. This heat and pour topping establishes a new sub segment unique from spreadable frosting. Also in 2010 we continued to expand our line of Decadent Cake with the introduction of Duncan Hines Decadent Triple Chocolate Cake and Duncan Hines Decadent Apple Caramel Cake. Duncan Hines is the #2 brand with a 17.2% market share of the $1.4 billion baking mixes and frostings category. All Duncan Hines products are produced by contract manufacturers.

Shelf-stable pickles, peppers, and relish. We offer a complete line of shelf-stable pickle, pepper, and relish products that we market and distribute nationally, primarily under the Vlasic brand, and regionally under the Milwaukee’s and Wiejske Wyroby brands. Our Vlasic brand, represented by its trademark Vlasic stork, was introduced over 65 years ago and has the highest consumer awareness and quality ratings in the pickle category. Vlasic is the #1 brand in the $979 million shelf-stable pickles, peppers, and relish category, with an 18.9% share of the overall category and a 30.1% share of the $523 million shelf-stable pickle segment.

Table syrups. Our table syrups primarily include products marketed under the Log Cabin and Mrs. Butterworth’s brands. Log Cabin was introduced in 1888 and, with its cabin-shaped bottle and distinct maple flavor, appeals to a broad consumer base. In 2009, we converted our Log Cabin regular and lite recipes to a natural sugar formula, becoming the only national table syrup brand to offer a product without high-fructose corn syrup. In 2010 we launched Log Cabin All Natural, becoming the only national table syrup brand to offer an all natural product. Mrs. Butterworth’s was introduced in 1962 and, with its distinctive grandmother-shaped bottle and thick, rich, and buttery flavor, appeals to families with children. In 2009, the brand sponsored a contest to guess Mrs. Butterworth’s first name, and received extensive media coverage, reflecting the brand’s iconic status and highly-engaged consumer franchise. Both of our table syrup brands are available in original, lite, and sugarfree varieties. In the $468 million table-syrup category, Mrs. Butterworth’s and Log Cabin hold the #2 position with a 18.1% market share.

Canned meat. Our canned meat products are marketed primarily under the Armour brand. Armour was introduced in 1868 by Philip Danforth Armour for California gold miners. Armour is the #3 brand in the $1.2 billion canned meat category, with a 7.5% market share, and is the #1 brand in the Vienna sausage, potted meat, and sliced dried beef segments. Armour Vienna sausage has particularly high penetration in the Southeastern United States, where it is an important and high-volume product for retailers. Armour has a broad product line which also includes stews, chilis, and hashes. We use the Armour Brand under license from Smithfield Foods, successor to ConAgra, Inc. We also sell canned meat products regionally under the Brooks and Nalley brands.

Pie and Pastry Fillings. Our pie and pastry filling products are marketed under the Comstock and Wilderness brands, which combined are the #1 participant with a 26.2% market share in the $200 million category. We utilize a dual-brand strategy to capitalize on the well-developed regional positions of Comstock in the Eastern United States and Wilderness in the Western United States.

Barbecue sauce. We market a complete line of barbecue sauce products under the Open Pit brand, which was introduced in 1955. Open Pit is a regional brand that competes primarily in Midwest markets, where it has a competitive market share.

Canada. In Canada we distribute our Hungry-Man and Swanson frozen dinners and entrees, Duncan Hines baking mixes and frostings, Aunt Jemima frozen breakfast, and Vlasic pickles. Our Hungry-Man and Swanson brands with a 20.7% market share collectively hold the #3 position in the C$276 million single-serve full-calorie dinners and entrées segment. Duncan Hines with a 29.7% market share holds the #2 position in the C$82 baking mixes and frostings category. Aunt Jemima with a 8.2% market share holds the #3 position in the C$120 frozen breakfast category. Vlasic with a 13.7% market share holds the #2 position in the C$13 million shelf-stable pickles category.

Specialty Foods Division

Snack Products. Our snack products primarily consist of Tim’s Cascade and Snyder of Berlin. These brands have strong local awareness and hold leading market share positions in their core geographic markets.

Food Service and Private Label. We distribute frozen breakfast, frozen dinners, bagels, pickles, peppers, and relish, canned meat, and table syrup through the food service channel. We also manufacture private label and/or co-pack products for canned meats, pickles, peppers, and relish, and frozen seafood.

Our History

We have grown both organically and through a series of recent acquisitions:

Date	Event	Selected Brands Acquired
2001	• Pinnacle Foods Holding Corporation formed by Hicks, Muse, Tate & Furst Incorporated and CDM Investor Group LLC to acquire the North American business of Vlasic Foods International Inc.	• Hungry-Man and Swanson (1) • Vlasic • Open Pit

2003	• Crunch Holding Corp., indirectly owned by J.P. Morgan Partners LLC, J.W. Childs Associates, L.P. and CDM Investor Group LLC acquire Pinnacle Foods Holding Corporation

2004	• Merger of Pinnacle Foods Holding Corporation with Aurora completed and surviving company renamed Pinnacle Foods Group Inc.	• Duncan Hines • Van de Kamp’s and Mrs. Paul’s • Log Cabin and Mrs. Butterworth’s • Lender’s • Celeste • Aunt Jemima (frozen breakfast products) (1)

2006	• Acquired Armour Business from the Dial Corporation	• Armour (1)

2007	• Crunch Holding Corp. acquired by The Blackstone Group

2009	• Birds Eye Foods, Inc. acquired by Pinnacle Foods Group LLC	• Birds Eye • Birds Eye Steamfresh • Birds Eye Voila! • Comstock • Wilderness • Brooks • Nalley • Tim’s Cascade • Snyder of Berlin

(1)	We manufacture and market these products under licenses granted by Campbell Soup Company (Swanson), the Quaker Oats Company (Aunt Jemima) and Smithfield Foods (Armour). These licenses are discussed further in “Business—Trademarks and Patents.”

Pinnacle Foods Group Inc. was incorporated under Delaware law on June 19, 1998. Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp. were formed under Delaware law on March 5, 2007 and February 28, 2007, respectively, in connection with the transactions described in this prospectus. Our principal executive offices are located at 1 Bloomfield Avenue, Mt. Lakes, New Jersey 07046. Our telephone number is (973) 541-6620.

The Exchange Offers

On December 23, 2009 and August 17, 2010, we completed the private offerings of the outstanding unregistered notes. In this prospectus, the term “outstanding unregistered notes” refers to the $300.0 million aggregate principal amount of 9 1/4% Senior Notes due 2015 that were issued in the private offering as part of the Birds Eye Acquisition on December 23, 2009 and $400.0 million aggregate principal amount of 8 1/4% Senior Notes due 2017 that were issued in a private offering on August 17, 2010 (collectively, the “private offerings”). The term “exchange notes” refers to the 9 1/4% Senior Notes due 2015 and the 8 1/4% Senior Notes due 2017, as registered under the Securities Act of 1933, as amended (the “Securities Act”), and the term “notes” refers collectively to the outstanding unregistered notes and the exchange notes.

General	In connection with each private offering, we entered into a registration rights agreement (collectively, the “registration rights agreements”) with the initial purchasers of the outstanding unregistered notes, in which we and the guarantors agreed, among other things, to deliver this prospectus to you and to complete the exchange offers within 360 days after the date of each original issuance of the outstanding unregistered notes.

You are entitled to exchange in the exchange offers your outstanding unregistered notes for exchange notes, which are identical in all material respects to the outstanding unregistered notes except:

•	the exchange notes have been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding unregistered notes under the registration rights agreements; and

•	certain additional interest rate provisions are no longer applicable.

The Exchange Offers	We are offering to exchange up to $300.0 million aggregate principal amount of 9 1/4% Senior Notes due 2015, which have been registered under the Securities Act, for any and all of the outstanding 9 1/4% Senior Notes due 2015; and $400.0 million aggregate principal amount of 8 1/4% Senior Notes due 2017, which have been registered under the Securities Act, for any and all of the outstanding 8 1/4% Senior Notes due 2017.

You may only exchange outstanding unregistered notes in denominations of $2,000 and integral multiples of $1,000, in excess thereof.

Subject to the satisfaction or waiver of specified conditions, we will exchange the exchange notes for all outstanding unregistered notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offers. We will cause the exchange to be effected promptly after the expiration of the exchange offers.

Upon completion of the exchange offers, there may be no market for the outstanding unregistered notes and you may have difficulty selling them.

Resale	Based on interpretations by the staff of the Securities and Exchange Commission, or the “SEC,” set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery requirements of the Securities Act, if:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not an “affiliate” of the Issuers within the meaning of Rule 405 under the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaging in, intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are our affiliate, then:

•

you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position of the SEC stated in the first bullet point above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding unregistered notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of the exchange notes that you receive in the exchange offers. See “Plan of Distribution.”

Expiration Date	The exchange offers will expire at 12:00 a.m. midnight, New York City time, on November 16, 2010, unless extended by us. We do not currently intend to extend the expiration date of the exchange offers.

Withdrawal	You may withdraw the tender of your outstanding unregistered notes at any time prior to the expiration date of the exchange offers. We will return to you any of your outstanding unregistered notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offers.

Interest on the Exchange Notes and the Outstanding Unregistered Notes	Each exchange note will bear interest at the rate per annum set forth on the cover page of this prospectus from the most recent date to which interest has been paid on the outstanding unregistered notes. The interest on the 9 1/4% Senior Notes due 2015 will be payable on April 1 and October 1 of each year. The interest on the 8 1/4% Senior Notes due 2017 will be payable on March 1 and September 1 of each year. No interest will be paid on outstanding unregistered notes following their acceptance for exchange.

Conditions to the Exchange Offers	The exchange offers are subject to customary conditions, which we may assert or waive. See “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Outstanding Unregistered Notes	If you wish to participate in the exchange offers, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding unregistered notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding unregistered notes through The Depository Trust Company, or “DTC,” and wish to participate in the exchange offers for the outstanding unregistered notes, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not an “affiliate” of the Issuers within the meaning of Rule 405 under the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding unregistered notes that you acquired as a result of market-making or other trading activities, you must represent to us that you will deliver a prospectus, as required by law, in connection with any resale or other transfer of such exchange notes.

If you are not acquiring the exchange notes in the ordinary course of your business, or if you are engaged in, or intend to engage in, or have an arrangement or understanding with any person to participate in, a distribution of the exchange notes, or if you are an affiliate of the Issuers, then you cannot rely on the positions and interpretations of the staff of the SEC and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale or other transfer of the exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding unregistered notes that are held in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding unregistered notes in the exchange offers, you should contact such person promptly and instruct such person to tender those outstanding unregistered notes on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your outstanding unregistered notes and your outstanding unregistered notes are not immediately available or you cannot deliver your outstanding unregistered notes, the letter of transmittal and any other documents required by the letter of transmittal or you cannot comply with the DTC procedures for book-entry transfer prior to the expiration date, then you must tender your outstanding unregistered notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Unregistered Notes	In connection with the sale of the outstanding unregistered notes, we entered into registration rights agreements with the initial purchasers of the outstanding unregistered notes that grants the holders of outstanding unregistered notes registration rights. By consummating the exchange offers, we will have fulfilled most of our obligations under the registration rights agreements. Accordingly, upon consummation of the exchange offers, we will not be obligated to pay additional interest as described in the registration rights agreements. If you do not tender your outstanding unregistered notes in the exchange offers, you will continue to be entitled to all the rights and limitations applicable to the outstanding unregistered notes as set forth in the indentures, except we will not have any further obligation to you to provide for the registration of the outstanding unregistered notes under the registration rights agreements and we will not be obligated to pay additional interest as described in the registration rights agreements.

To the extent that outstanding unregistered notes are tendered and accepted in the exchange offers, the trading market for outstanding unregistered notes could be adversely affected.

Consequences of Failure to Exchange

All untendered outstanding unregistered notes will continue to be subject to the restrictions on transfer set forth in the outstanding unregistered notes and in the indentures. In general, the outstanding unregistered notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding unregistered notes under the Securities Act.

Certain United States Federal Income Tax Consequences	The exchange of outstanding unregistered notes for exchange notes in the exchange offers will not be a taxable event for United States federal income tax purposes. See “Certain United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offers. See “Use of Proceeds.”

Exchange Agent	Wilmington Trust FSB, whose address and telephone number are set forth in the section captioned “The Exchange Offers—Exchange Agent” of this prospectus, is the exchange agent for the exchange offers.

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of 9 1/4% Notes” section and the “Description of 8 1/4% Notes” section of this prospectus contain more detailed descriptions of the terms and conditions of the outstanding unregistered notes and the exchange notes, respectively. The exchange notes will have terms identical in all material respects to the outstanding unregistered notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to fulfill certain of our obligations under the registration rights agreements.

Issuers	Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp.

Securities	$300.0 million aggregate principal amount of 9 1/4% Senior Notes due 2015 (the “9 1/4% Senior Notes”), and $400.0 million aggregate principal amount of 8 1/4% Senior Notes due 2017 (the “8 1/4% Senior Notes”).

Maturity	The 9 1/4% Senior Notes will mature on April 1, 2015, and the 8 1/4% Senior Notes will mature on September 1, 2017.

Interest Rate	The 9 1/4% Senior Notes will bear interest at a rate of 9 1/4% per annum. The 8 1/4% Senior Notes will bear interest at a rate of 8 1/4% per annum.

Interest Payment Dates	Interest on the 9 1/4% Senior Notes will be payable on April 1 and October 1 of each year. Interest on the 9 1/4% Senior Notes will accrue from and including October 1, 2010, the first day of the current interest period for the existing notes.

Interest on the 8 1/4% Senior Notes will be payable on March 1 and September 1 of each year, commencing March 1, 2011.

Ranking	The exchange notes will be senior unsecured obligations of the Issuers and will:

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rank senior in right of payment to all existing and future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the exchange notes, including the senior subordinated notes;

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rank equally in right of payment to all existing and future senior debt and other obligations that are not, by their terms, expressly subordinated in right of payment to the exchange notes, including the existing notes; and

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be effectively subordinated in right of payment to all existing and future secured debt (including obligations under the Senior Secured Credit Facility), to the extent of the value of the assets securing such debt, and be structurally subordinated to all obligations of each of our subsidiaries that is not a guarantor of the exchange notes.

The exchange notes will be structurally subordinated to all existing and future indebtedness of our subsidiaries who do not guarantee the exchange notes. As of June 27, 2010, the outstanding unregistered notes and related guarantees ranked effectively junior to approximately $1,646.1 million of senior secured indebtedness, and we had an additional $116.5 million of unutilized capacity under our revolving credit facility, all of which would be secured if borrowed. See “Description of Other Indebtedness.”

Guarantees	Each of our subsidiaries that guarantees the obligations under our Senior Secured Credit Facility will initially jointly and severally and unconditionally guarantee the exchange notes on a senior unsecured basis. The guarantees of the exchange notes will rank equally with all other senior indebtedness of the guarantors. None of our foreign subsidiaries or any future, non-wholly owned subsidiaries or receivables subsidiaries will guarantee the exchange notes offered hereby. The only existing foreign subsidiary is Pinnacle Foods Corporation Canada, which accounted for approximately $72.8 million, or 4.4% of our net sales, and approximately $0.4 million, or less than 1%, of our net earnings, in each case for the year ended December 27, 2009, approximately $0.5 million, or 2.8% of our net earnings, in each case for the six months ended June 27, 2010, and $18.2 million, or less than 1% of our total assets as of June 27, 2010. Pinnacle Foods Corporation Canada is generally subject to the covenants in our Senior Secured Credit Facility and the indentures governing the senior notes and the senior subordinated notes but does not guarantee the Senior Secured Credit Facility, the existing notes or the senior subordinated notes and will not guarantee the exchange notes.

Optional Redemption	At any time prior to April 1, 2011, the Issuers may redeem some or all of the 9¼% Senior Notes for cash at a redemption price equal to 100% of their principal amount plus an applicable make-whole premium (as described in “Description of 9¼% Notes—Optional Redemption”) plus accrued and unpaid interest to the redemption date. At any time on or after April 1, 2011, the Issuers may redeem some or all of the 9¼% Senior Notes at the redemption prices listed under “Description of 9¼% Notes—Optional Redemption” plus accrued and unpaid interest to the redemption date.

At any time prior to September 1, 2013, the Issuers may redeem some or all of the 8¼% Senior Notes for cash at a redemption price equal to 100% of their principal amount plus an applicable make-whole premium (as described in “Description of 8¼% Notes—Optional Redemption”) plus accrued and unpaid interest to the redemption date. At any time on or after September 1, 2013, the Issuers may redeem some or all of the 8¼% Senior Notes at the redemption prices listed under “Description of 8¼% Notes—Optional Redemption” plus accrued and unpaid interest to the redemption date.

Change of Control Offer

Upon the occurrence of a change of control, the Issuers will be required to offer to repurchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest to the repurchase date. See “Description of 9 1/4% Notes—Repurchase at the Option of

Holders—Change of Control” and “Description of 8 1/4% Notes—Repurchase at the Option of Holders—Change of Control.”

Certain Indenture Provisions	The indentures governing the exchange notes contain covenants limiting the Issuers’ ability and the ability of their restricted subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on, repurchase or make distributions in respect of their capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of their assets;

•	enter into certain transactions with their affiliates; and

•	designate their subsidiaries as unrestricted subsidiaries.

These covenants are subject to a number of important limitations and exceptions. During any period in which a series of exchange notes have Investment Grade Ratings from both Rating Agencies (each as defined) and no default has occurred and is continuing under the indenture, we will not be subject to many of the covenants. See “Description of 9 1/4% Notes—Certain Covenants” and “Description of 8 1/4% Notes—Certain Covenants.”

Public Market	The exchange notes will be freely transferrable. Although the initial purchasers in the private offering of the outstanding unregistered notes have informed us that they intend to make a market in the exchange notes, they are not obligated to do so and they may discontinue market-making activities at any time without notice. Accordingly, we cannot assure you that a liquid market for the exchange notes will be maintained. See “Risk Factors—Risks Related to the Exchange Offers—Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will be maintained for the exchange notes.”

CUSIP Numbers	Holders that exchange the outstanding unregistered 9 1/4% Senior Notes will receive exchange notes that are expected to share a single CUSIP number with the existing 9 1/4% Senior Notes and the exchange notes and existing 9 1/4% Senior Notes are thereafter expected to be fungible.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offers. See “Use of Proceeds.”

Risk Factors

Potential investors should carefully consider the risk factors set forth under “Risk Factors” and the other information contained in this prospectus before deciding to participate in the exchange offers.

RISK FACTORS

Investing in the notes involves a high degree of risk. You should carefully consider the risks and uncertainties described below, as well as other information contained in this prospectus, before participating in the exchange offers. If any of the following risks actually occur, our business, financial condition, operating results or cash flow could be materially and adversely affected. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Related to the Exchange Offers

If you choose not to exchange your outstanding unregistered notes in the exchange offers, the transfer restrictions currently applicable to your outstanding unregistered notes will remain in force and the market price of your outstanding unregistered notes could decline.

If you do not exchange your outstanding unregistered notes for exchange notes in the exchange offers, then you will continue to be subject to the transfer restrictions on the outstanding unregistered notes as set forth in the offering memorandum distributed in connection with each private offering of the outstanding unregistered notes. In general, the outstanding unregistered notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding unregistered notes under the Securities Act. You should refer to “Prospectus Summary—The Exchange Offers” for information about how to tender your outstanding unregistered notes.

The tender of outstanding unregistered notes under the exchange offers will reduce the principal amount of the outstanding unregistered notes outstanding, which may have an adverse effect upon and increase the volatility of, the market price of the outstanding unregistered notes due to reduction in liquidity.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will be maintained for the exchange notes.

We are offering the exchange notes to the holders of the outstanding unregistered notes. The outstanding unregistered 9 1/4% Senior Notes and the outstanding unregistered 8 1/4% Senior Notes were offered and sold in December 2009 and August 2010, respectively, to institutional investors. The existing notes and the senior subordinated notes were registered with the Securities and Exchange Commission in 2008 and are publicly traded.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. Holders that exchange the outstanding unregistered 9 1/4% Senior Notes will receive exchange notes that are expected to share a single CUSIP number with the existing 9 1/4% Senior Notes and the exchange notes and the existing 9 1/4% Senior Notes are thereafter expected to be fungible. We cannot make assurances as to the liquidity of markets for the existing notes, the ability to sell the exchange notes or the price at which a holder may be able to sell the exchange notes. The exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. We cannot assure you that an active market for the existing notes and the exchange notes will continue. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the existing notes and the exchange notes. The market for the exchange notes may experience similar disruptions and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

Certain persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman &

Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related To Our Indebtedness

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under the notes.

We are highly leveraged. As of June 27, 2010, our total indebtedness was approximately $2,859.8 million, including the outstanding unregistered notes. We also had an additional $116.5 million available for borrowing under our revolving credit facilities (after giving effect to approximately $33.5 million of outstanding letters of credit). Our consolidated interest expense, calculated in accordance with the indentures governing our senior notes and senior subordinated notes, for the twelve months ended June 27, 2010, after giving effect to the Birds Eye Acquisition, was $199.6 million (including $2.8 million of non-cash interest expense relating to the amortization of original issue discount with respect to the tranche C term loan facility that was refinanced in August 2010).

Our high degree of leverage could have important consequences for you, including:

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requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

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exposing us to the risk of increased interest rates because certain of our borrowings, including certain borrowings under our Senior Secured Credit Facility, are at variable rates; and, as of June 27, 2010, approximately 57% of our total indebtedness was at variable rates and an increase of 1.0% in the interest rates payable on our variable rate indebtedness would increase our annual debt-service requirements by approximately $16.4 million (or by approximately $2.6 million after giving effect to our current interest rate swaps);

•	making it more difficult for us to make payments on the notes;

•	increasing our vulnerability to general economic and industry conditions;

•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;

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limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and

•	placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our Senior Secured Credit Facility and the indentures governing the senior notes and the senior subordinated notes contain various covenants that limit our and our restricted subsidiaries’ ability to, among other things:

•	incur additional indebtedness or issue certain preferred shares;

•	pay dividends on, repurchase, or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens;

•	consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

In addition, our Senior Secured Credit Facility requires us to satisfy and maintain specified financial ratios and other financial condition tests. Our ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. If there are borrowings outstanding under the revolving credit facilities in an aggregate amount greater than $10.0 million, we are required to maintain a Senior Secured Leverage Ratio (as defined in the Senior Secured Credit Facility) for the most recently concluded four consecutive fiscal quarters of less than 5.00:1 in 2010 and 4.00:1 in 2011 and thereafter. See “Covenant Compliance” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

A breach of any of these covenants or failure to maintain or satisfy a financial ratio or test could result in a default under one or more of these agreements. Upon the occurrence of an event of default under our Senior Secured Credit Facility, the lenders could elect to declare all amounts outstanding under our Senior Secured Credit Facility to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders under our Senior Secured Credit Facility could proceed against the collateral granted to them to secure that indebtedness. If the lenders under our Senior Secured Credit Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our Senior Secured Credit Facility as well as our unsecured indebtedness, including the notes. See “Description of Other Indebtedness.”

Despite our high indebtedness level, we and our subsidiaries may still be able to incur additional amounts of debt, which could increase the risks associated with our substantial indebtedness.

Under the terms of the indentures governing the senior notes and the senior subordinated notes and our Senior Secured Credit Facility, we and our subsidiaries may be able to incur additional indebtedness in the future. In addition, on a pro forma basis as of June 27, 2010, we had $116.5 million available for borrowing under our revolving credit facilities (after giving effect to approximately $33.5 million of outstanding letters of credit). These borrowings and any other secured indebtedness permitted under agreements governing our indebtedness would be effectively senior to the notes and the subsidiary guarantees to the extent of the assets securing such indebtedness. If new debt is added to our and our subsidiaries’ existing debt levels, the related risks that we now face would increase.

Risks Related To Our Business

We may not be able to successfully integrate Birds Eye, or other businesses we may acquire in the future, with PFG LLC, and we may not be able to realize anticipated cost savings, revenue enhancements, or other synergies from such acquisitions.

Our ability to successfully implement our business plan and achieve targeted financial results is dependent on our ability to successfully integrate Birds Eye, or other businesses we may acquire in the future, with PFG LLC. The process of integrating Birds Eye, or any other acquired businesses, involves risks. These risks include, but are not limited to:

•	demands on management related to the significant increase in the size of our business;

•	diversion of management’s attention from the management of daily operations;

•	difficulties in the assimilation of different corporate cultures and business practices;

•	difficulties in conforming the acquired company’s accounting policies to ours;

•	retaining the loyalty and business of the customers of acquired businesses;

•	retaining employees that may be vital to the integration of acquired businesses or to the future prospects of the combined businesses;

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difficulties and unanticipated expenses related to the integration of departments, information technology systems, including accounting systems, technologies, books and records, and procedures, and maintaining uniform standards, such as internal accounting controls, procedures, and policies; and

•	costs and expenses associated with any undisclosed or potential liabilities.

Failure to successfully integrate Birds Eye, or any other acquired businesses, may result in reduced levels of revenue, earnings, or operating efficiency than might have been achieved if we had not acquired such businesses.

In addition, the Birds Eye Acquisition has resulted, and any future acquisitions could result, in the incurrence of additional debt and related interest expense, contingent liabilities, and amortization expenses related to intangible assets, which could have a material adverse effect on our financial condition, operating results, and cash flow.

We may not be able to achieve the estimated future cost savings expected to be realized as a result of the Birds Eye Acquisition or other future acquisitions. Failure to achieve such estimated future cost savings could have an adverse effect on our financial condition and results of operations.

We may not be able to realize anticipated cost savings, revenue enhancements, or other synergies from the Birds Eye Acquisition or other future acquisitions, either in the amount or within the time frame that we expect. In addition, the costs of achieving these benefits may be higher than, and the timing may differ from, what we expect. Our ability to realize anticipated cost savings, synergies, and revenue enhancements may be affected by a number of factors, including, but not limited to, the following:

•	the use of more cash or other financial resources on integration and implementation activities than we expect;

•	increases in other expenses unrelated to the acquisition, which may offset the cost savings and other synergies from the acquisition;

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our ability to eliminate duplicative back office overhead and redundant selling, general, and administrative functions, obtain procurement related savings, rationalize our distribution and warehousing networks, rationalize manufacturing capacity and shift production to more economical facilities; and

•	our ability to avoid labor disruptions in connection with any integration, particularly in connection with any headcount reduction.

Specifically, we expect the acquisition of Birds Eye to create significant opportunities to reduce our operating costs. However, these anticipated cost savings reflect estimates and assumptions made by our management as to the benefits and associated expenses and capital spending with respect to our cost savings initiatives, and it is possible that these estimates and assumptions may not ultimately reflect actual results. In addition, these estimated cost savings may not actually be achieved in the timeframe anticipated or at all.

If we fail to realize anticipated cost savings, synergies, or revenue enhancements, our financial results may be adversely affected, and we may not generate the cash flow from operations that we anticipate.

We face significant competition in our industry.

The food products business is highly competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on product quality, brand recognition and loyalty, price, trade promotion, consumer promotion, customer service, and the ability to identify and satisfy emerging consumer preferences. We compete with a significant number of companies of varying sizes, including divisions, subdivisions, or subsidiaries of larger companies. Many of these competitors have multiple product lines, substantially greater financial and other resources available to them, and may be substantially less leveraged than we are. In addition, private label is a significant competitor in the frozen vegetables, shelf-stable pickles, peppers, and relish, and table syrup categories. We cannot guarantee that we will be able to compete successfully with these companies and private label. Competitive pressures or other factors could cause us to lose market share, which may require us to lower prices, increase marketing and advertising expenditures, or increase the use of discounting or promotional campaigns, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

Sales of our products are subject to changing consumer preferences, and our success depends upon our ability to predict, identify, and interpret changes in consumer preferences and develop and offer new products rapidly enough to meet those changes.

Our success depends on our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. A significant challenge for us is distinguishing among fads, mid-term trends, and lasting changes in our consumer environment. If we are unable to accurately predict which shifts in consumer preferences will be long-lasting, or to introduce new and improved products to satisfy those preferences, our sales will decline. In addition, given the variety of backgrounds and identities of consumers in our consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. As such, we must be successful in developing innovative products across a multitude of product categories. Finally, if we fail to rapidly develop products in faster-growing and more profitable categories, we could experience reduced demand for our products.

If we lose one or more of our major customers, or if any of our major customers experience significant business interruption, our results of operations and our ability to service our indebtedness could be adversely affected.

Pinnacle is dependent upon a limited number of large customers for a significant percentage of its sales. Wal-Mart Stores, Inc. (“Wal-Mart”) and its affiliates are Pinnacle’s largest customer and represented approximately 25%, 23% and 24% of our consolidated net sales in fiscal 2009, 2008 and 2007, respectively. Cumulatively, including Wal-Mart, our top ten customers accounted for approximately 58% in fiscal 2009 and 57% of our net sales in each of the fiscal years 2007 and 2008.

We do not have long-term supply contracts with any of our major customers. The loss of one or more major customers, a material reduction in sales to these customers as a result of competition from other food manufacturers, or the occurrence of a significant business interruption of our customers’ operations would result in a decrease in our revenues, operating results, and earnings and could adversely affect our ability to service our indebtedness.

Termination of our material licenses would have a material adverse effect on our business.

We manufacture and market certain of our frozen food products under the Swanson brand pursuant to two royalty-free, exclusive and perpetual trademark licenses granted by Campbell Soup Company and its affiliate, CSC Brands, Inc. The licenses give us the right to use certain Swanson trademarks both inside and outside of the United States in connection with the manufacture, distribution, marketing, advertising, and promotion and sale of frozen foods and beverages of any type except for frozen soup or broth. The licenses require us to obtain the prior written approval of Campbell Soup Company or CSC Brands, Inc., as applicable, for the visual appearance and labeling of all packaging, advertising materials, and promotions bearing the Swanson trademark. The licenses contain standard provisions, including those dealing with quality control and termination by Campbell Soup Company or CSC Brands, Inc. as well as assignment and consent. If we were to breach any material term of the licenses and not timely cure such breach, Campbell Soup Company or CSC Brands, Inc. could terminate the licenses.

We manufacture and market certain of our frozen breakfast products under the Aunt Jemima brand pursuant to a royalty-free, exclusive (as to frozen breakfast products only) and perpetual license granted by The Quaker Oats Company. The license gives us the right to use certain Aunt Jemima trademarks both inside and outside the United States in connection with the manufacture and sale of frozen waffles, pancakes, French toast, pancake batter, biscuits, muffins, strudel, croissants, and all other frozen breakfast products, excluding frozen cereal. The license requires us to obtain the approval of The Quaker Oats Company for any labels, packaging, advertising, and promotional materials bearing the Aunt Jemima trademark. The license contains standard provisions, including those dealing with quality control and termination by The Quaker Oats Company as well as assignment and consent. If we were to breach any material term of the license and not timely cure such breach, The Quaker Oats Company could terminate the license.

In addition, as part of our acquisition of the Armour Business from The Dial Corporation, we received the assignment of a license agreement granting us an exclusive, royalty-bearing, perpetual license to use certain Armour trademarks. Under the license agreement, Smithfield Foods, as successor to ConAgra, Inc., the licensor, grants a license for the use of various Armour-related trademarks in conjunction with shelf-stable products within the United States. The shelf-stable products must be manufactured according to approved formulas and specifications, and new specifications must be approved by the licensor, with such approval not to be unreasonably withheld or delayed. Proposed labels, packaging, advertising, and promotional materials must first be submitted to the licensor for approval, with such approval not to be unreasonably withheld or delayed. We are required to make annual royalty payments to the licensor equal to the greater of $250,000 or a percentage royalty based upon our annual net sales of the approved shelf-stable products. If we were to materially breach the license agreement, Smithfield Foods could terminate the license.

We also manufacture complete bagged meals under the Voila! trademark which is subject to an exclusive license agreement with a third party and limited to use in connection with meat and vegetable products.

The loss of any of these licenses could have a material adverse effect on our business.

For many of our products, we primarily rely on a single source manufacturing system where a significant disruption in a facility could affect our business, financial condition, and results of operations.

With the exception of our pickles, peppers, and relish products that are produced in two facilities (Imlay City, Michigan, and Millsboro, Delaware), Birds Eye’s frozen vegetables products which are produced in three facilities (Fulton, New York, Waseca, Minnesota, and Darien, Wisconsin) and Birds Eye’s frozen complete bagged meals products, which are produced in two facilities (Fulton, New York, and Darien, Wisconsin), no other of our products are produced in significant amounts at multiple manufacturing facilities or co-packers. Significant unscheduled downtime at any of our facilities or co-packers due to equipment breakdowns, power failures, natural disasters, or any other cause could adversely affect our ability to provide products to our customers, which would affect our sales, financial condition, and results of operations.

We are vulnerable to fluctuations in the price and supply of food ingredients, packaging materials, and freight.

The prices of the food ingredients, packaging materials, and freight we use are subject to fluctuations in price attributable to, among other things, changes in supply and demand of crops or other commodities, fuel prices, and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete.

We use significant quantities of sugar, cucumbers, broccoli, corn, peas, green beans, flour (wheat), poultry, seafood, vegetable oils, shortening, meat, corn syrup and other agricultural products as well as aluminum, glass jars, plastic trays, corrugated fiberboard, and plastic packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control, such as general economic conditions, unanticipated demand, problems in production or distribution, natural disasters, weather conditions during the growing and harvesting seasons, insects, plant diseases, and fungi.

Many of our packaging materials are purchased on the open market or from multiple suppliers; however, packaging used for Birds Eye Steamfresh vegetables and meals is purchased pursuant to an exclusive U.S. license and supply agreement that expires in 2013. The loss of this supplier or any significant interruption in the supply of packaging used for Birds Eye Steamfresh vegetables and meals, such as manufacturing problems or shipping delays, could have an adverse effect on our business.

We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Loss of any of our current co-packing arrangements could decrease our sales and earnings and put us at a competitive disadvantage.

We rely upon co-packers for our Duncan Hines cake mixes, brownie mixes, specialty mixes, and frosting products, and a limited portion of our other manufacturing needs. We believe that there are a limited number of competent, high-quality co-packers in the industry, and if we were required to obtain additional or alternative co-packing agreements or arrangements in the future, we cannot assure you we will be able to do so on satisfactory terms or in a timely manner.

We may be subject to product liability claims and product recalls should the consumption of any of our products cause injury, illness, or death.

We sell food products for human consumption, which involves risks such as product contamination or spoilage, misbranding, product tampering, and other adulteration of food products. Consumption of a misbranded, adulterated, contaminated, or spoiled product may result in personal illness or injury. We could be subject to claims or lawsuits relating to an actual or alleged illness or injury, and we could incur liabilities that are not insured or exceed our insurance coverages. Even if product liability claims against us are not successful or fully pursued, these claims could be costly and time consuming and may require our management to spend time defending the claims rather than operating our business.

A product that has been actually or allegedly misbranded or becomes adulterated could result in product withdrawals or recalls, destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us, could result in a loss of demand for our food products, which could have an adverse effect on our financial condition, results of operations or cash flows.

Due to the seasonality of the business, our revenue and operating results may vary quarter to quarter.

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including seafood, frozen vegetables and frozen complete bagged meals, tend to be marginally higher during the winter months.

Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our fruit fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. We pack the majority of our pickles during a season extending from May through September, and also increase our Duncan Hines inventories at that time, in advance of the selling season. Since many of the raw materials we process under the Birds Eye Brand are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. As a result, our inventory levels tend to be higher during August, September and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

For these reasons, sequential quarterly comparisons are not a good indication of our performance or how we may perform in the future.

If we are unable to obtain access to working capital or if seasonal fluctuations are greater than anticipated, there could be an adverse effect on our financial condition, results of operations or cash flows.

The deterioration of the credit and capital markets may adversely affect our access to sources of funding.

We rely on our revolving credit facilities to fund a portion of our seasonal working capital needs and other general corporate purposes. If any of the banks in the syndicates backing these facilities were unable to perform on its commitments, our liquidity could be impacted, which could adversely affect funding of seasonal working capital requirements. In addition, global capital markets have experienced volatility that has tightened access to capital markets and other sources of funding. In the event that we need to access the capital markets or other sources of financing, there can be no assurance that we will be able to obtain financing on acceptable terms or within an acceptable time, if at all. Our inability to obtain financing on terms and within a time acceptable to us could have an adverse impact on our operations, financial condition, and liquidity.

We face risks associated with certain pension obligations.

We hold investments in equity and debt securities in our qualified defined benefit pension plans. Deterioration in the value of plan assets, resulting from the general financial downturn or otherwise, could cause an increase in the underfunded status of our defined benefit pension plans, thereby increasing our obligation to make contributions to the plans. For example, from December 2007 to December 2008, the underfunding in the Pinnacle Foods Pension Plan For Employees Covered By Collective Bargaining Agreements (“Pinnacle Foods Pension Plan”) increased from $7.4 million to $36.5 million. This was primarily caused by the economic downturn in the U.S. in the fourth quarter of 2008. In 2009, the U.S. economy rebounded slightly. The underfunding in our Pinnacle Foods Pension Plan as of December 27, 2009 was $32.8 million. Subsequent to December 27, 2009, the benefits of certain hourly employees who participate in the plan were reduced. In connection with this reduction of benefits we recognized a curtailment, which resulted in a loss of $1.0 million that was recorded in the second quarter of 2010 and reduced our benefit obligation by $2.6 million.

We also maintain a defined benefit plan acquired in connection with the Birds Eye Acquisition (“Birds Eye Foods Pension Plan”). Although Birds Eye had frozen benefits under its defined benefit pension plans for many employees, we remain obligated to ensure that the plan is funded in accordance with applicable regulations. Subsequent to December 27, 2009, benefits of certain hourly employees were frozen. The curtailment gains which were recorded in the first six months of fiscal 2010 were $0.6 million. The Birds Eye Foods Pension Plan was underfunded by approximately $47.2 million as of December 27, 2009. Our obligation to make contributions to the pension plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on our operations, financial condition, and liquidity.

Our financial well-being could be jeopardized by unforeseen changes in our employees’ collective bargaining agreements or shifts in union policy.

We employ approximately 4,600 people with approximately 60% of our employees unionized. In 2008, the hourly workers in our Mattoon, Illinois facility (Lender’s Bagels) elected to join the United Food and Commercial Workers Union and we are currently working to negotiate a contract with these workers. After negotiating an initial collective bargaining agreement for the route sales group in our snacks business located in Berlin, Pennsylvania (Snyder of Berlin) for nearly 2 years, on July 29, 2010 the union was decertified by vote of the route sales group, which will remain non-union. New collective bargaining agreements for our facilities located in Darien, Wisconsin (Birds Eye brands), with 303 employees, and Waseca, Minnesota (Birds Eye brands), with 90 employees, were completed in December 2009 and January 2010, respectively. A new collective bargaining agreement for our facility located in Imlay City, Michigan (Vlasic brands), with approximately 270 employees, was ratified by the union on March 11, 2010. A new collective bargaining agreement with the production group at our snacks business located in Berlin, Pennsylvania (Snyder of Berlin), covering approximately 100 employees, was ratified by the union on April 11, 2010. The collective bargaining agreement with the seasonal employees at our Darien, Wisconsin facility (Birds Eye brands), with approximately 190 employees, will expire on December 1, 2010. The collective bargaining agreements at our Tacoma, Washington facility for production (approximately 130 employees), warehouse (approximately 14 employees), waste water (approximately 3 employees), operating engineers (approximately 3 employees), and machinists (approximately 14 employees), expire between January and April 2011.

Collective bargaining agreements at our Millsboro, Delaware; Fayetteville, Arkansas; Fort Madison, Iowa; Fennville, Minnesota; Fulton, New York will expire between 2012 and 2014.

Although we consider our employee relations to generally be good, failure to extend or renew our collective bargaining agreements or a prolonged work stoppage or strike at any facility with union employees could have a material adverse effect on our business, financial condition, or results of operations. In addition, we cannot assure you that upon the expiration of our existing collective bargaining agreements, new agreements will be reached without any union action, if at all, or that any such new agreements will be on terms satisfactory to us.

Our strategy of evaluating targeted acquisition opportunities may not be successful.

We may not be able to identify and complete acquisitions in the future, and our failure to identify and complete acquisitions could limit our ability to grow our business beyond our existing brands. In addition, we may require additional debt or equity financing for future acquisitions. Our strategy of evaluating targeted acquisition opportunities involves a number of risks, including the following:

•	we may not be able to find suitable businesses to acquire at affordable valuations or on other acceptable terms;

•	our acquisition of suitable businesses could be prohibited by U.S. or foreign antitrust laws; and

•	we may have to incur additional debt to finance future acquisitions, and no assurance can be given as to whether, and on what terms, such additional debt will be available.

We are subject to laws and regulations relating to protection of the environment, worker health, and workplace safety. Costs to comply with these laws and regulations, or claims with respect to environmental, health and safety matters, could have a significant negative impact on our business.

Our operations are subject to various federal, state and local laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of solid and hazardous materials and wastes, employee exposure to hazards in the workplace and the cleanup of contaminated sites. We are required to obtain and comply with environmental permits for many of our operations, and sometimes we are required to install pollution control equipment or to implement operational changes to limit air emissions or wastewater discharges and/or decrease the likelihood of accidental releases of hazardous materials. We could incur substantial costs, including cleanup costs, civil or criminal fines or penalties, and third-party claims for property damage or personal injury as a result of any violations of environmental laws and regulations, noncompliance with environmental permit conditions or contamination for which we may be responsible that is identified or that may occur in the future. Such costs may be material.

Under federal and state environmental laws, we may be liable for the costs of investigation, removal or remediation of certain hazardous or toxic substances, as well as related costs of investigation and damage to natural resources, at various properties, including our current and former properties and the former properties of our predecessors, as well as offsite waste handling or disposal sites that we, or that our predecessors, have used. Liability may be imposed upon us without regard to whether we knew of or caused the presence of such hazardous or toxic substances. There can be no assurances that any such locations, or locations that we may acquire in the future, will not result in liability to us under such laws or expose us to third party actions such as tort suits based on alleged conduct or environmental conditions. In addition, we may be liable if hazardous or toxic substances migrate from properties for which we may be responsible to other properties.

We cannot predict what environmental or health and safety legislation or regulations will be enacted in the future or how existing or future laws or regulations will be enforced, administered or interpreted. We also cannot predict the amount of future expenditures that may be required in order to comply with such environmental or health and safety laws or regulations or to respond to environmental claims.

Our operations are subject to FDA and USDA governmental regulation, and there is no assurance that we will be in compliance with all regulations.

Our operations are subject to extensive regulation by the U.S. Food and Drug Administration, the U.S. Department of Agriculture and other national, state, and local authorities. Specifically, we are subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the FDA. This comprehensive regulatory program governs, among other things, the manufacturing, composition and ingredients, packaging, and safety of food. Under this program, the FDA regulates manufacturing practices for foods through its current “good manufacturing practices” regulations and specifies the recipes for certain foods. Our processing facilities and products are subject to periodic inspection by federal, state, and local authorities. In addition, we must comply with similar laws in Canada. We seek to comply with applicable regulations through a combination of employing internal personnel to ensure quality-assurance compliance (for example, assuring that food packages contain only ingredients as specified on the package labeling) and contracting with third-party laboratories that conduct analyses of products for the nutritional-labeling requirements. In addition, the current administration has formed a Food Safety Working Group to advise and implement ways to upgrade U.S. food safety laws and regulations which could result in additional regulatory requirements, including relating to food safety, transportation and food incident reporting.

Failure to comply with applicable laws and regulations or maintain permits and licenses relating to our operations could subject us to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could result in increased operating costs resulting in a material adverse effect on our operating results and business.

We have a significant amount of goodwill and intangible assets on our consolidated balance sheet that is subject to impairment based upon future adverse changes in our business and the overall economic environment.

At June 27, 2010, the carrying value of goodwill and tradenames was $1,559.2 million and $1,658.8 million, respectively. We evaluate the carrying amount of goodwill and intangible assets for impairment on an annual basis, in December, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. We have recorded impairment charges in recent years, including in 2009. The value of goodwill and intangible assets will be derived from our business operating plans and is susceptible to an adverse change in demand, input costs, general changes in the business, or changes in the overall economic environment and could require an impairment charge in the future.

Litigation regarding our trademarks and any other proprietary rights may have a significant, negative impact on our business.

We rely upon a combination of copyright, trademark and patent laws as well as, where appropriate, contractual arrangements, including licensing agreements to establish and protect our intellectual property rights. We cannot assure you that any of our pending trademark applications will be approved by the applicable governmental authorities or that third parties will not seek to oppose or otherwise challenge these registrations. A failure to obtain trademark registrations could limit our ability to protect our trademarks and impede our marketing efforts. Although we devote resources to the establishment and protection of our intellectual property rights, we cannot assure you that the actions we have taken or will take in the future will be adequate to prevent violation of our trademark and proprietary rights by others or prevent others from seeking to block sales of our products as an alleged violation of their trademarks or other proprietary rights. There can be no assurance that litigation by or against us will not be necessary to enforce our trademark or proprietary rights or to defend ourselves against claimed infringement, or other claimed violation of the rights of others. Any ongoing or future litigation of this type could be costly, burdensome and could result in adverse determinations that could have a material adverse effect on our business, financial condition or results of operations. Our inability to use our trademarks and other proprietary rights, including via temporary or permanent injunctions directed against such rights in ongoing or future litigations, could also harm our business and sales through reduced demand for our products and reduced revenues.

Although we have rights to the Birds Eye and Steamfresh trademarks in the United States and certain other jurisdictions, unaffiliated third parties own rights to the Birds Eye and Steamfresh trademarks in many other countries. These third-party trademark rights may impose legal barriers on our use of these trademarks in those and other jurisdictions and may therefore limit the expansion of the business conducted under these trademarks into these jurisdictions. However, any negative publicity surrounding third-party products, such as product recalls and product liability claims, with respect to the Birds Eye or Steamfresh trademarks in these jurisdictions could nonetheless adversely affect our reputation and the value of our trademarks.

If we are unable to retain our key management personnel, our future performance may be impaired and our financial condition could suffer as a result.

Our success depends to a significant degree upon the continued contributions of senior management, certain of whom would be difficult to replace. Departure by certain of our executive officers could have a material adverse effect on our business, financial condition, or results of operations. We do not maintain key-man life insurance on any of our executive officers. We cannot assure you that the services of such personnel will continue to be available to us.

We may not be able to utilize all of our net operating loss carryforwards.

If there is an unfavorable adjustment from an IRS examination (whether as a result of a change in law or IRS policy or otherwise) that reduces any of our net operating loss carryforwards (“NOLs”), cash taxes may increase and impact our ability to make interest payments on our indebtedness, including the notes. As of June 27, 2010, we had NOLs for U.S. federal income tax purposes of $1.1 billion. Certain of these NOLs are subject to annual limitations under Section 382 of the Internal Revenue Code of 1986 (“the Code”). These limitations and/or our failure to generate sufficient taxable income may result in the expiration of the NOLs before they are utilized.

Blackstone controls Pinnacle and may have conflicts of interest with us or you in the future.

Investment funds associated with or designated by Blackstone own substantially all of our capital stock. Blackstone has control over our decisions to enter into any corporate transaction and has the ability to prevent any transaction that requires the approval of unit holders regardless of whether noteholders believe that any such transactions are in their interests. For example, Blackstone could collectively cause us to make acquisitions that increase our amount of indebtedness, including secured indebtedness, or to sell assets, which may impair our ability to make payments under the notes.

Additionally, Blackstone is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Blackstone may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as investment funds associated with or designated by Blackstone collectively continue to indirectly own a significant amount of our capital stock, even if such amount is less than 50%, Blackstone will continue to be able to influence or effectively control our decisions.

Risks Related to the Notes

The following risks apply to the outstanding unregistered notes and will apply equally to the exchange notes.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital, or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our Senior Secured Credit Facility and the indentures governing the senior notes and the senior subordinated notes restrict our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds which we could realize from them and these proceeds may not be adequate to meet any debt service obligations then due.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our and our subsidiaries’ assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our Senior Secured Credit Facility and each guarantor’s obligations under their respective guarantees of the Senior Secured Credit Facility are secured by a security interest in substantially all of our domestic tangible and intangible assets, including the stock of our wholly-owned U.S. subsidiaries and the assets and a portion of the stock of our non-U.S. subsidiaries. If we are declared bankrupt or insolvent, or if we default under our Senior Secured Credit Facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes are not secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of June 27, 2010, we had $2,046.1 million of senior secured indebtedness, substantially all of which is under our Senior Secured Credit Facility and capital lease obligations and which does not include availability of approximately $116.5 million under our revolving credit facilities (after giving effect to approximately $33.5 million of outstanding letters of credit), all of which would be secured if borrowed. The indentures governing the senior notes and senior subordinated notes permit the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including senior secured indebtedness.

Claims of noteholders will be structurally subordinated to claims of creditors of all of our non-U.S. subsidiaries because they will not guarantee the notes.

The notes are not guaranteed by our non-U.S. subsidiaries. Accordingly, claims of holders of the notes are structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes.

Our only existing foreign subsidiary is Pinnacle Foods Canada Corp., which accounted for approximately $72.8 million, or 4.4% of our net sales for the year ended December 27, 2009, and $13.2 million, or less than 1%, of our total assets as of December 27, 2009, and $38.8 million, or 3.1% of our net sales for the six months ended June 27, 2010, and $18.2 million, or less than 1%, of our total assets as of June 27, 2010.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our Senior Secured Credit Facility, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in our Senior Secured Credit Facility and our indentures), we could be in default under the terms of the agreements governing such indebtedness, including our Senior Secured Credit Facility and the indentures. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our Senior Secured Credit Facility could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under our Senior Secured Credit Facility to avoid being in default. If we breach our covenants under our Senior Secured Credit Facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our Senior Secured Credit Facility, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the notes will be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets, or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control. Further, we are contractually restricted under the terms of our Senior Secured Credit Facility from repurchasing all of the notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the notes unless we are able to refinance or obtain waivers under our Senior Secured Credit Facility. Our failure to repurchase the notes upon a change of control would cause a default under the indenture governing the senior notes and a cross default under our Senior Secured Credit Facility and the indenture governing our senior subordinated notes. The Senior Secured Credit Facility also provides that a change of control will be a default that permits lenders to accelerate the maturity of borrowings thereunder. Any of our future debt agreements may contain similar provisions.

The lenders under our Senior Secured Credit Facility will have the discretion to release the guarantors under our Senior Secured Credit Facility in a variety of circumstances, which will cause those guarantors to be released from their guarantees of the notes.

While any obligations under the Senior Secured Credit Facility remain outstanding, any guarantee of the notes may be released without action by, or consent of, any holder of the notes or the trustee under the indenture governing the senior notes, at the discretion of lenders under the Senior Secured Credit Facility, if the guarantor is no longer a guarantor of obligations under the Senior Secured Credit Facility or any other indebtedness. See “Description of 9 1/4% Notes” and “Description of 8 1/4% Notes.” The lenders under the Senior Secured Credit Facility will have the discretion to release the guarantees under the Senior Secured Credit Facility in a variety of circumstances. You will not have a claim as a creditor against any subsidiary that is no longer a guarantor of the senior notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to claims of noteholders.

Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of any guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the notes or incurred the guarantees with the intent of hindering, delaying, or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the guarantees;

•	the issuance of the notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay such debts as they mature; or

•

we or any of the guarantors was a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the notes or the incurrence of the guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the notes to repay any amounts received with respect to such guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. In addition, each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent conveyance. This provision may not be effective to protect the guarantees from being voided under fraudulent conveyance laws, or may eliminate the guarantor’s obligations or reduce the guarantor’s obligations to an amount that effectively makes the guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of such debt.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A debtor will generally not be considered to have received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the issuance of the guarantees would not be subordinated to our or any of our guarantors’ other debt. Generally, however, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The trading price of the notes may be volatile.

The trading price of the notes could be subject to significant fluctuation in response to, among other factors, changes in our operating results, interest rates, the market for non-investment grade securities, general economic conditions, and securities analysts’ recommendations regarding our securities.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking” statements that involve risks and uncertainties. Many of the statements appear, in particular, in the sections entitled “Prospectus Summary,” “Risk Factors,” “Unaudited Pro Forma Condensed Consolidated Statement of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those in the forward-looking statements. In some cases you can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “potential,” “should,” “will” and “would” or other similar words. You should read statements that contain these words carefully because they discuss our future priorities, goals, strategies, actions to improve business performance, market growth assumptions and expectations, future business opportunities, capital expenditures, financing needs, financial position and other information that is not historical information or state other “forward-looking” information.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading “Risk Factors.” As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

•	general economic and business conditions;

•	industry trends;

•	changes in our leverage;

•	interest rate changes;

•	the funding of our defined benefit pension plan;

•	future impairments of our goodwill and intangible assets;

•	changes in our ownership structure;

•	competition;

•	the loss of any of our major customers or suppliers;

•	changes in demand for our products;

•	changes in distribution channels or competitive conditions in the markets where we operate;

•	costs and timeliness of integrating future acquisitions;

•	loss or litigation;

•	loss of our intellectual property rights;

•	fluctuations in price and supply of raw materials;

•	seasonality;

•	changes in our collective bargaining agreements or shifts in union policy;

•	difficulty in hiring or retention of key management personnel;

•	restrictions imposed on our business by the terms of our indebtedness;

•	our reliance on co-packers to meet our manufacturing needs;

•	availability of qualified personnel; and

•	changes in cost of compliance with laws and regulations, including environmental laws and regulations.

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. The factors listed in the section captioned “Risk Factors,” as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before participating in the exchange offers, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have an adverse effect on our business, results of operations and financial position.

Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.

USE OF PROCEEDS

The exchange offers are intended to satisfy our obligations under the registration rights agreements that we entered into in connection with the private offerings of the outstanding unregistered notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offers. As consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding unregistered notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreements. The outstanding unregistered notes that are surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our capitalization.

CAPITALIZATION

The following table sets forth PFF’s cash and cash equivalents and capitalization as of June 27, 2010, on a historical basis and on an as-adjusted basis after giving effect to the following transactions that were consummated in August 2010 (collectively, the “Refinancing”): the offering of $400 million aggregate principal amount of 8 1/4% Senior Notes due 2017, the entering into of a senior secured term loan D facility, and the repayment with proceeds therefrom, along with cash on hand, of $842.3 million aggregate principal amount of outstanding loans under the senior secured term loan C facility we entered into upon the closing of the Birds Eye Acquisition. The information in this table should be read in conjunction with “Unaudited Pro Forma Condensed Consolidated Financial Information” and the historical financial statements of PFF and Birds Eye and related notes included elsewhere in this prospectus.

	As of June 27, 2010
	Historical	As adjusted
	(unaudited)	(unaudited)
	(in millions)
Cash and cash equivalents	$142.8	$114.5

New debt:
Senior secured term loan D facility (1)(3)	$—	$442.3
8 1/4% senior notes due 2017	—	400.0
Existing debt:
Existing senior credit facilities (1)
Revolving credit facilities	—	—
Senior secured term loan B facility	1,199.4	1,199.4
Senior secured term loan C facility (2)	842.3	—
Existing senior notes	625.0	625.0
Existing senior subordinated notes	199.0	199.0
Capital lease obligations	4.4	4.4
Other existing debt	0.4	0.4

Total debt	2,870.5	2,870.5
Shareholder’s equity	888.5	867.7

Total capitalization	$3,759.0	$3,738.2

(1)	Upon consummation of the Refinancing, our senior secured credit facilities consisted of: a $150.0 million revolving credit facility that matures in 2013; a $1,250.0 million term loan B facility that matures in 2014 that we entered into upon the closing of the Blackstone Transaction and a $442.3 million term loan D facility that matures in 2014. As of June 27, 2010, there were $1,199.4 million of borrowings outstanding under our term loan B facility and no borrowings outstanding under our revolving credit facility. See “Description of Other Indebtedness—Senior Secured Credit Facilities.”
(2)	Does not give effect to $10.3 million of original issue discount, which would have been amortized and included as interest expense over the life of the term loan C facility.
(3)	Does not give effect to $4.4 million of original issue discount, which will be amortized and included as interest expense over the life of the term loan D facility.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

On December 23, 2009, Pinnacle Foods Group LLC (“Pinnacle”), a Delaware limited liability company and a direct wholly-owned subsidiary of Pinnacle Foods Finance LLC (“PFF”), completed the acquisition (the “Birds Eye Acquisition”) of Birds Eye Foods, Inc. (“Birds Eye”), a Delaware corporation, pursuant to a Stock Purchase Agreement (the “Stock Purchase Agreement”) dated November 18, 2009, by and among Pinnacle, Birds Eye and Birds Eye Holdings LLC (“Holdings”), a Delaware limited liability company. Pinnacle is owned by private equity funds controlled by The Blackstone Group (“Blackstone”). In connection with the Birds Eye Acquisition, Pinnacle purchased all of the issued and outstanding capital stock of Birds Eye from Holdings for a purchase price of $670.0 million in cash.

The Birds Eye Acquisition, the equity contribution by Blackstone, the related borrowings under our senior secured credit facilities, the related offering of the senior notes, the repayment of existing indebtedness of Birds Eye, and the payment of related fees and expenses are collectively referred to as the “Transactions.”

The net proceeds from the offering of the 8 1/4% Senior Notes due 2017, together with proceeds from our senior secured term loan D facility and cash on hand, were used to repay $842.3 million aggregate principal amount of loans outstanding under our tranche C term loan facility under our existing senior secured credit facility and related accrued interest, and to pay related fees and expenses. The impact of the 8 1/4% Senior Notes due 2017, the entering into the senior secured term loan D facility and the repayment of the outstanding tranche C term loans are collectively referred to as the “Refinancing”.

We have derived the following unaudited pro forma condensed consolidated financial information by applying pro forma adjustments to the historical audited and unaudited financial statements of PFF and Birds Eye for year ended December 27, 2009 and to the historical unaudited financial statements of PFF which include Birds Eye as of and for the six months ended June 27, 2010. The unaudited pro forma statements of operations give effect to the Transactions and the Refinancing as if they had occurred on December 29, 2008 (the first day of fiscal 2009). The unaudited pro forma balance sheet gives effect to the Refinancing as if it had occurred on June 27, 2010. Due to the different fiscal period ends for PFF and Birds Eye, the unaudited pro forma statement of operations for the year ended December 27, 2009 combines our results for the year ended December 27, 2009 which includes Birds Eye from December 23, 2009, which were derived from our audited consolidated financial statements for the year ended December 27, 2009, with Birds Eye’s historical results for the twelve months ended December 23, 2009, which were derived by combining Birds Eye’s results of operations for the six months ended June 27, 2009 included in its audited consolidated financial statements for the year ended June 27, 2009, with Birds Eye’s results of operations for the three months ended September 26, 2009, included in its unaudited consolidated statement of operations for the quarter ended September 26, 2009, with Birds Eye’s results of operations for the period from September 27, 2010 to December 23, 2009.

We describe the assumptions underlying the pro forma adjustments to the statement of operations and balance sheet in the accompanying notes. We have based the unaudited pro forma adjustments upon available information and certain assumptions that we believe are reasonable under the circumstances. We present the unaudited pro forma condensed consolidated financial information for informational purposes only. The unaudited pro forma condensed consolidated statements of operations do not purport to represent what our results of operations would have been had the transactions described above actually occurred on the dates indicated and they do not purport to project our results of operations for any future period.

The Birds Eye Acquisition was accounted for using the authoritative guidance for the purchase method of accounting. The pro forma adjustments reflect the statement of operations impact of our purchase price allocation related to the Birds Eye Acquisition as disclosed in the accompany notes. The above allocation is subject to adjustment, pending the receipt of additional information relative to Birds Eye’s tax matters. The allocation is expected to be finalized during the fourth quarter.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 27, 2009

	PFF (Including Birds Eye from Acquisition Date)	Birds Eye (from December 29, 2008 to Acquisition Date)	Adjustments for the Transactions (a)		Subtotal	Adjustments for the Refinancing (a)		Total Pro Forma
	(in thousands)
Net sales	$1,642,931	$905,508	$—		$2,548,439	$—		$2,548,439
Cost of products sold	1,263,627	671,013	(1,361	)(b)
			1,809	(c)	1,935,088	—		1,935,088

Gross profit	379,304	234,495	(448)		613,351	—		613,351
Marketing and selling expenses	123,833	75,465	—		199,298	—		199,298
Administrative expenses	62,737	22,869	418	(d)	86,024	—		86,024
Research and development expenses	4,562	3,615	—		8,177	—		8,177
Other expense (income), net	42,214	22,104	1,218	(e)	65,536	—		65,536

Earnings before interest and taxes	145,958	110,442	(2,084)		254,316	—		254,316
Interest expense	121,167	48,904	54,674	(f)	224,745	(7,674	)(h)	217,071
Interest income	89	—	—		89	—		89

Earnings (loss) before taxes	24,880	61,538	(56,758)		29,660	7,674		37,334
Provision (benefit) for income taxes	(277,723)	18,841	(19,159	)(g)	(278,041)	2,924	(i)	(275,117)

Earnings (loss) from continuing operations	$302,603	$42,697	$(37,599)		$307,701	$4,750		$312,451

Certain Birds Eye amounts have been reclassified to conform to PFF’s classification and presentation.

See accompanying notes to unaudited pro forma condensed consolidated statements of operations

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 27, 2010

	Historical	Adjustments for the Refinancing (a)		Total Pro forma
		(in thousands)
Net sales	$1,232,516	$—		$1,232,516
Cost of products sold	934,848	—		934,848

Gross profit	297,668	—		297,668
Marketing and selling expenses	91,327	—		91,327
Administrative expenses	60,492	—		60,492
Research and development expenses	4,548	—		4,548
Other (income) expense, net	8,809	—		8,809

Earnings before interest and taxes	132,492	—		132,492
Interest expense	108,714	(4,420	)(h)	104,294
Interest income	157	—		157

Earnings before income taxes	23,935	4,420		28,355
Provision for income taxes	5,831	1,684	(i)	7,515

Net earnings	$18,104	$2,736		$20,840

See accompanying notes to unaudited pro forma condensed consolidated statements of operations

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(a)

The pro forma adjustments for the Transactions reflect the purchase price allocation related to the Birds Eye Acquisition and the related financing. The pro forma adjustments for the Refinancing reflect the 8 1/4% Senior Notes due 2017 offered and the senior secured term loan D facility and the related repayment of tranche C term loan. Due to the fair value adjustments for plant assets, tradenames, and other identifiable intangible assets, the related additional depreciation and amortization expense is reflected in this statement of operations. Purchase price allocated to inventories in excess of Birds Eye’s historical carrying value will increase cost of products sold after the consummation of the Birds Eye Acquisition and the results do not reflect approximately $37.1 million related to the inventory write-up.

Additionally, the pro forma statement of operations data reflect one-time expenses incurred in connection with the Transactions as they were recorded in the historical results, such as (a) approximately $0.5 million of manufacturing profit added to inventories under purchase accounting, (b) a non-recurring charge totaling $5.4 million recorded upon completion of the Transactions related to bridge financing fees expensed when the notes were issued and bridge financing was not used, (c) a non-recurring charge of approximately $24.1 million related to the portion of fees to professional advisors and other transaction-related costs that was not capitalized as deferred financing costs, and (d) a non-recurring charge of approximately $9.0 million related to the write-off of Birds Eye’s existing capitalized debt costs.

The pro forma statement of operations data does not reflect one-time expenses incurred in connection with the Refinancing, such as (a) a non-recurring charge totaling $5.9 million write-off of the unamortized discount, (b) a non-recurring charge of approximately $3.2 million related to the portion of fees to professional advisors and other transaction-related costs that were not recorded as deferred financing costs, and (c) a non-recurring charge of approximately $11.6 million related to the write-off of existing deferred financing costs on tranche C term loan.

The pro forma statement of operations data do not reflect the effects of all anticipated cost savings and any related one-time costs to achieve those cost savings.

The Transactions

(b)	Reflects the elimination of amortization of unrecognized actuarial losses and prior service costs reflected in Birds Eye’s historical defined benefit pension plan expenses as a result of the preliminary application of purchase accounting, as follows:

Year ended December 27, 2009
(in thousands)
Net pension adjustment	$(2,094)
Less: portion applicable to administrative expenses	733

Portion applicable to costs of products sold	$(1,361)

(c)	Reflects the increase in depreciation expense due to the increase in fair value of plant assets as a result of the preliminary application of purchase accounting, as follows:

Year ended December 27, 2009
(in thousands)
Total depreciation adjustment	$2,261
Less: portion applicable to administrative expenses	(452)

Portion applicable to costs of product sold	$1,809

(d)	Reflects the net increase (decrease) in administrative expenses resulting from the following:

Year ended December 27, 2009
(in thousands)
Pension adjustment per note (b) above	$(733)
Depreciation adjustment per note (c) above	452
Elimination of Vestar management fee(1)	(1,100)
Elimination of SERA expense(2)	(422)
Incremental Blackstone monitoring fees(3)	2,221

Net increase (decrease) in administrative expenses	$418

(1)	Represents management fee paid to Vestar for consulting and advisory services under the management agreement with Vestar which will be terminated in connection with the Birds Eye Acquisition.
(2)	Represents historical expense related to Birds Eye’s Supplement Executive Retirement Agreement (“SERA”) plan which will be terminated in connection with the Birds Eye Acquisition.
(3)	Represents estimated incremental monitoring fees under the new advisory agreement with an affiliate of Blackstone.

(e)	Reflects the incremental amortization related to other intangible assets which were recorded as a result of the preliminary application of purchase accounting. Such assets are amortized over the expected useful life of 30 years using the double declining balance method.

(f)	Reflects pro forma adjustments to interest expense using the applicable LIBOR rates as follows:

Year ended December 27, 2009
(in thousands)
Incremental term loan facility (1)	$66,307
Senior notes (2)	27,750
Estimated incremental revolver borrowings (3)	580
Commitment fees (4)	125

Total pro forma increase to cash interest expense	94,762
Amortization of capitalized debt issuance costs (5)	7,857

Total pro forma increase to total interest expense	102,619
Less: Reduction of PFF’s existing revolver commitment fees (6)	(94)
Less: Birds Eye historical expense (7)	(47,851)

Total pro forma adjustment to interest expense	$54,674

(1)	Reflects pro forma interest expense on the incremental $850.0 million term loan facility at an assumed minimum LIBOR rate of 2.50% plus an applicable margin of 5.00% and the amortization of the 1.4% discount at issuance. A 0.125% increase or decrease in the interest rate on the incremental term loan facility would increase or decrease our annual interest expense by $1.1 million.
(2)	Reflects pro forma interest expense at 9.25% per annum.
(3)	Reflects pro forma interest expense on average assumed incremental revolver borrowings of $18.9 million for the year ended December 27, 2009 based on our historical interests rates (based on base rate and LIBOR rates then in effect for the applicable period).
(4)	Reflects pro forma commitment fees of 0.50% on the $25.0 million incremental average available balance under the revolving credit facility.
(5)	Reflects non-cash amortization of capitalized deferred financing costs related to the Transactions over the term of the related facilities.
(6)	Reflects reduction of our historical revolver commitment fees based on average assumed incremental revolver borrowings.

(7)	Reflects Birds Eye’s historical interest expense, net of amounts applicable to capital lease obligations and its non-qualified 401(k) retirement plan which are not being repaid in connection with the Transactions.

(g)	Represents the estimated reduction of the pro forma tax provision resulting from the combination of the consolidated tax groups of PFF and Birds Eye, consideration of their related tax attributes, and the impact of the pro forma adjustments. This adjustment is preliminary and is subject to additional analysis.

The Refinancing

(h)	Represents the pro forma adjustments to interest expense applicable to the refinancing as follows:

	Twelve months December 27, 2009	Six months June 27, 2010
	(in thousands)
Interest on borrowings under term loan D facility (1)	$26,438	$13,120
Interest related to 8 1/4% senior notes due 2017 (2)	33,000	16,500
Amortization of new deferred financing fees (3)	1,463	732
less historical interest expense on tranche C term loans including the amortization of deferred financing fees and the related discount	(68,575)	(34,772)

Total pro forma decrease to interest expense	$(7,674)	$(4,420)

(1)	Reflects pro forma interest expense based on $442.3 million of borrowings under the term loan D facility at an assumed minimum LIBOR rate of 1.75% plus an applicable margin of 4.25%. A 0.125% increase or decrease in the interest rate on the incremental term loan D facility would increase or decrease our annual interest expense by $0.6 million.
(2)	Reflects pro forma interest expense on the 8 1/4% Senior Notes due 2017 of $400 million at the rate of 8.25%.
(3)	Reflects the non-cash amortization of deferred financing fees related to the Refinancing.

(i)	Reflects the estimated incremental tax expense using an assumed pro forma rate of approximately 38.1%.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 27, 2010

	Historical	Adjustments for the Refinancing		Total Pro Forma
		(in thousands)
Current assets:
Cash and cash equivalents	$142,827	$(28,305	)(a)	$114,522
Accounts receivable, net	155,623	—		155,623
Inventories, net	296,646	—		296,646
Other current assets	28,603	—		28,603
Deferred tax assets	35,657	—		35,657

Total current assets	659,356	(28,305)		631,051

Plant assets, net	421,666	—		421,666
Tradenames	1,658,812	—		1,658,812
Other assets, net	218,352	(1,990	)(b)	216,362
Goodwill	1,559,180	—		1,559,180

Total assets	$4,517,366	$(30,295)		$4,487,071

Current liabilities:
Short-term borrowings	$378	$—		$378
Current portion of long-term obligations	4,336	1,488	(c)	5,824
Accounts payable	108,169	—		108,169
Accrued trade marketing expense	39,669	—		39,669
Accrued liabilities	152,586	(15,442	)(a)	137,144
Accrued income taxes	2,353	—		2,353

Total current liabilities	307,491	(13,954)		293,537

Long-term debt	2,855,496	4,437	(c)	2,859,933
Pension and other postretirement benefits	78,454	—		78,454
Other long-term liabilities	34,508	—		34,508
Deferred tax liabilities	352,890	—		352,890

Total liabilities	3,628,839	(9,517)		3,619,322

Total shareholder’s equity	888,527	(20,778	)(d)	867,749

Total liabilities and shareholder’s equity	$4,517,366	$(30,295)		$4,487,071

See accompanying notes to unaudited pro forma condensed consolidated balance sheet

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(a)	The following table sets forth the estimated sources and uses of cash in the Refinancing, assuming it had occurred on June 27, 2010 (in thousands):

Sources:
Existing cash	$28,305
Senior secured term loan D facility	442,310
8 1/4% senior notes due 2017	400,000

$870,615

Uses:
Repayment of tranche C term loans	$842,310
Repayment of accrued interest on tranche C term loans	15,442
Transaction costs (1)	12,863

$870,615

(1)	Represents the fees and transaction related to the refinancing of which $9.6 million will be capitalized and amortized over the life of the related indebtedness and $3.2 million will be expensed.

(b)

Reflects the recording of estimated deferred financing costs in connection with the indebtedness which we will incur in the Refinancing consisting of the term loan D facility and the 8 1/4% Senior Notes due 2017, which will be amortized over the terms of the applicable indebtedness, less the elimination of the historical unamortized deferred financing costs, as follows (in thousands):

Deferred financing costs related to the Refinancing	$9,642
Write-off of exisiting deferred financing costs	(11,632)

$(1,990)

(c)	Adjustment to the current portion of the long-term obligations was calculated as follows (in thousands):

Current portion of the debt being repaid	$(2,935)
Current portion of new debt	4,423

Net increase to current portion of debt	$1,488

Long-term portion of debt being repaid	$(839,375)
Long term portion of new debt	837,887
Write-off of the orginal issue discount of debt being repaid	5,925

Net increase in long-term portion of debt	$4,437

(d)	Adjustment to shareholders’ equity as follows (in thousands):

Write off of deferred financing costs of debt being repaid	$(11,632)
Expensing of transaction costs related to the Refinancing	(3,221)
Write off of original issue discount of debt being repaid	(5,925)

Net adjustment to shareholders’ equity	$(20,778)

SELECTED HISTORICAL CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

Set forth below is selected historical consolidated and combined financial data of PFF. PFG LLC is referred to as the “Predecessor” for the period prior to the consummation of the Blackstone Transaction and PFF is referred to as the “Successor” subsequent to the consummation of the Blackstone Transaction.

The following table sets forth selected historical consolidated financial and other operating data for the following periods:

•

for Predecessor and its subsidiaries as of and for the fiscal years ended December 25, 2005 and December 31, 2006 and for the 13-week period from January 1, 2007 to April 2, 2007, immediately prior to the consummation of the Blackstone Transaction; and

•

for Successor and its subsidiaries as of and for the 39 weeks ended December 30, 2007, the fiscal years ended December 28, 2008 and December 27, 2009 and for the six-month periods ended June 28, 2009 and June 27, 2010.

The selected financial data for the fiscal years ended December 25, 2005, December 31, 2006 and December 28, 2008 was derived from the audited consolidated financial statements for those periods. The selected financial information for the fiscal year 2007 was derived from the audited financial statements of the Predecessor for the 13-week period ended April 2, 2007, preceding the Blackstone Transactions, and the 39-week period ended December 30, 2007, following the Blackstone Transaction. This combination represents what we believe is the most meaningful basis for comparison of the fiscal year ended December 31, 2006, the 52 weeks ended December 30, 2007 and the fiscal years ended December 28, 2008 and December 27, 2009, although the presentation of the combined 52-week period ended December 30, 2007 is not in accordance with GAAP. We believe that these are the most meaningful bases for comparison because the customer base, products, manufacturing facilities, and types of marketing programs were the same under the Predecessor as they are under the Successor. Also, the results for the fiscal year ended December 31, 2006 are based on a 53-week year and include the results of operations of the Armour Business from the date of acquisition on March 1, 2006.

The selected financial data of the Successor as of and for the six-month periods ended June 28, 2009 and June 27, 2010 have been derived from our unaudited consolidated financial statements and related notes. These unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements, and, in our opinion, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the financial position, results of operations, and cash flows have been included. The results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

The selected financial data presented below should be read in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Predecessor			Successor	Combined	Successor
	Fiscal year ended December 25, 2005	(53 weeks) Fiscal Year ended December 31, 2006 (1)	13 weeks ended April 2, 2007	39 weeks ended December 30, 2007 (2)	(52 weeks) Fiscal year ended December 30, 2007	(52 weeks) Fiscal year ended December 28, 2008	(52 weeks) Fiscal year ended December 27, 2009	Six months ended June 28, 2009	Six months ended June 27, 2010
Statement of Operations Data:
Net sales	$1,255,735	$1,442,256	$376,587	$1,137,898	$1,514,485	$1,556,408	$1,642,931	$836,230	$1,232,516
Costs of products sold	997,198	1,122,646	293,191	895,306	1,188,497	1,217,929	1,263,627	658,145	934,848

Gross profit	258,537	319,610	83,396	242,592	325,988	338,479	379,304	178,085	297,668
Operating expenses
Marketing and selling	101,159	103,550	34,975	87,409	122,384	111,372	123,833	64,957	91,327
Administrative expenses	40,242	52,447	17,714	40,715	58,429	47,832	62,737	29,503	60,492
Research and development	3,625	4,037	1,437	2,928	4,365	3,496	4,562	2,117	4,548
Goodwill impairment charge	54,757	—	—	—	—	—	—	—	—
Other expense, net	31,836	14,186	51,042	12,028	63,070	24,363	42,214	8,394	8,809

Total operating expenses	231,619	174,220	105,168	143,080	248,248	187,063	233,346	104,971	165,176

Earnings (loss) before interest and taxes	26,918	145,390	(21,772)	99,512	77,740	151,416	145,958	73,114	132,492
Interest expense	71,104	86,615	39,079	124,504	163,583	153,280	121,167	58,268	108,714
Interest income	584	1,247	486	1,029	1,515	319	89	13	157

Earnings (loss) before income taxes	(43,602)	60,022	(60,365)	(23,963)	(84,328)	(1,545)	24,880	14,859	23,935
Provision for income taxes	(426)	26,098	6,284	24,746	31,030	27,036	(277,723)	14,434	5,831

Net earnings (loss)	$(43,176)	$33,924	$(66,649)	$(48,709)	$(115,358)	$(28,581)	$302,603	$425	$18,104

Cash Flow:
Net cash provided by (used in):
Operating activities	$64,747	$161,563	$55,684	$60,139	$115,823	$16,759	$116,243	$67,395	$152,552
Investing activities	(28,775)	(213,657)	(5,027)	(1,340,353)	(1,345,380)	(32,598)	(1,366,776)	(31,145)	(37,534)
Financing activities	(37,688)	63,912	(46,293)	1,286,062	1,239,769	14,239	1,319,828	(32,306)	(46,183)

Balance Sheet Data (at end of period):
Cash	$519	$12,337		$5,999		$4,261	$73,874	$8,327	$142,827
Working capital (3)	84,517	105,569		80,556		131,234	364,577	118,162	356,579
Total assets	1,636,494	1,792,081		2,667,079		2,632,200	4,538,498	2,631,839	4,517,366
Total debt (4)	888,648	920,963		1,770,171		1,785,352	2,888,711	1,754,027	2,860,210

Other Data:
Capital expenditures	$30,931	$26,202	$5,027	$22,935	$27,962	$32,598	$52,030	$31,145	$37,534
Depreciation and amortization	39,088	42,187	10,163	45,671	55,834	62,509	65,468	32,472	38,677
Consolidated EBITDA (unaudited) (5)						$231,962	$472,128	$231,742	$243,378
Ratio of earnings to fixed charges (6)	NM	1.68	NM	NM	NM	NM	1.20	1.25	1.22

(1)	The results for the fiscal year ended December 31, 2006 are based on a 53 week year and include the results of operations of the Armour Business from the date of acquisition on March 1, 2006.
(2)	The results of the 39 weeks ended December 30, 2007 reflect the effect of the Blackstone Transaction.
(3)	Working capital excludes notes payable, revolving debt facility and current portion of long-term debt.
(4)	Total debt includes notes payable, revolving debt facility and current and long-term portions of total debt, and unamortized discount on long-term debt of $10.3 million.

For a reconciliation from our net earnings (loss) to Consolidated EBITDA for the year ended December 27, 2009 and the six-month periods ended June 28, 2009 and June 27, 2010, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Consolidated EBITDA.”

(5)	For a reconciliation from our net earnings (loss) to Consolidated EBITDA for the year ended December 27, 2009 and the six-month periods ended June 28, 2009 and June 27, 2010, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt—Consolidated EBITDA.”
(6)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes plus fixed charges. Fixed charges consist of (i) interest expense, including amortization of debt acquisition costs and (ii) one-third of rent expense, which management believes to be representative of the interest factor thereon. “NM” means “not meaningful.” The Successor’s earnings for the fiscal year ending December 28, 2008 and the 39 weeks ending December 30, 2007 were insufficient to cover fixed charges by $1.5 million and $24 million, respectively. The Predecessor’s earnings for the 13 weeks ending April 2, 2008 and the fiscal year ending December 25, 2005 were insufficient to cover fixed charges by $60.3 million and $43.6 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial condition covers periods prior to the consummation of the Blackstone Transaction and periods subsequent to the consummation of the Blackstone Transaction. The discussion and analysis of historical periods prior to the consummation of the Blackstone Transaction does not reflect the significant impact that the Blackstone Transaction had on us, including significantly increased leverage and liquidity requirements, new costs, as well as cost savings initiatives (and related costs) to be implemented in connection with the Blackstone Transaction. You should read the following discussion of our results of operations and financial condition with the “Selected Historical Consolidated and Combined Financial Information” and the audited consolidated financial statements appearing elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

Information presented for the six months ended June 27, 2010 is based on our unaudited consolidated financial statements for that period. Information presented for the fiscal years ended December 27, 2009 and December 28, 2008 is derived from our audited consolidated financial statements for those periods. Information presented for the fiscal year 2007 was derived from the combination of the audited 39 weeks ended December 30, 2007 and the audited 13 weeks ended April 2, 2007, immediately prior to the consummation of the Blackstone Transaction. This combination represents what we believe is the most meaningful basis for comparison of the fiscal year ended December 27, 2009, December 28, 2008 and the 52 weeks ended December 30, 2007, although the presentation of the 52-week period ended December 30, 2007 is not in accordance with GAAP. We believe that these are the most meaningful bases for comparison because the customer base, products, manufacturing facilities and types of marketing programs were the same under the Predecessor as they are under the Successor. Also, the results for the fiscal year ended December 27, 2009 include the results of operations of Birds Eye Foods, Inc. from the date of acquisition on December 23, 2009.

Where the context so requires, we use the term “Predecessor” to refer to the historical financial results and operations of PFG LLC and its subsidiaries prior to the consummation of the Blackstone Transaction described herein and the term “Successor” to refer to the historical financial results and operations of PFF and its subsidiaries after the consummation of the Blackstone Transaction described herein.

Overview

On December 23, 2009, we acquired all of the common stock of Birds Eye Foods, Inc. (“Birds Eye”) (the “Birds Eye Acquisition”). Birds Eye’s product offering includes an expanding platform of healthy, high-quality frozen vegetables and frozen meals and a portfolio of primarily branded specialty foods which are highly-complimentary to our existing product offerings. Frozen food products are marketed under the Birds Eye brand name, which holds the #1 market share in frozen vegetables and Birds Eye Voila! holds the #2 market share in complete bagged meals. Birds Eye markets traditional boxed and bagged frozen vegetables, as well as steamed vegetables using innovative steam-in-packaging technology, under the Birds Eye and Birds Eye Steamfresh brands. Birds Eye’s complete bagged meals, marketed under the Birds Eye Voila! brand, offer consumers value-added meal solutions that include a protein, starch, and vegetables in one convenient package. Birds Eye’s branded specialty food products hold leading market share positions in their core geographic markets, and include Comstock and Wilderness fruit pie fillings and toppings, Brooks and Nalley chili and chili ingredients, and snack foods by Tim’s Cascade and Snyder of Berlin.

We are a leading producer, marketer and distributor of high quality, branded food products. In the first quarter of 2010, we implemented a reorganization of the Company’s products into three operating segments: Birds Eye Frozen, Duncan Hines Grocery and Specialty Foods. Our United States retail frozen vegetables (Birds Eye®), single-serve frozen dinners and entrées (Hungry-Man®, Swanson®), multi-serve frozen dinners and entrées (Birds Eye Voila!®), frozen seafood (Van de Kamp’s®, Mrs. Paul’s®), frozen breakfast (Aunt Jemima®), bagels (Lender’s®), and frozen pizza (Celeste®) are reported in the Birds Eye Frozen Division. Our baking mixes and frostings (Duncan Hines®), shelf-stable pickles, peppers and relish (Vlasic®), barbeque sauces (Open Pit®), pie fillings (Comstock®, Wilderness®), syrups (Mrs. Butterworth’s® and Log Cabin®), salad dressing (Bernstein’s®), canned meat (Armour®, Nalley®, Brooks®) and all Canadian Operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade® and Snyder of Berlin®) and our food service and private label businesses. Segment performance is evaluated by the Company’s Chief Operating Decision Maker and is based on earnings before interest and taxes. Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. Corporate assets consist of prepaid and deferred tax assets and assets held for sale. Unallocated corporate expenses consist of corporate overhead such as executive management, and finance and legal functions and the costs to integrate the Birds Eye Foods Acquisition. Prior period amounts have been reclassified for consistent presentation of our segments.

Business Drivers and Measures

In operating our business and monitoring its performance, we pay attention to trends in the food manufacturing industry and a number of performance measures and operational factors. This discussion includes forward-looking statements that are based on our current expectations.

Industry Factors

Our industry is characterized by the following general trends:

•

Industry Growth. Growth in our industry is driven primarily by population and modest product selling price increases and also by changes in consumption between out of home and in home eating. Incremental growth is principally driven by product, packaging and process innovation.

•

Competition. The food products business is competitive. Numerous brands and products compete for shelf space and sales, with competition based primarily on product quality, convenience, price, trade promotion, consumer promotion, brand recognition and loyalty, customer service and the ability to identify and satisfy emerging consumer preferences. In order to maintain and grow our business, we must be able to react to these competitive pressures.

•

Consumer Tastes and Trends. Consumer trends, such as changing health trends and focus on convenience and products tailored for busy lifestyles, present both opportunities and challenges for our business. In order to maintain and grow our business, we must react to these trends by offering products that respond to evolving consumer needs. In the current economic climate, the long term trend for food consumption at home is flat and the increase that was experienced during the most severe part of the recession is now moderating. Additionally, consumers are looking for value alternatives, which have caused a shifting from traditional retail grocery to mass merchandisers and the value channel.

•

Customer Consolidation. In recent years, our industry had been characterized by consolidation in the retail grocery and food service industries, with mass merchandisers gaining market share. This trend could increase customer concentration within the industry.

Revenue Factors

Our net sales are driven principally by the following factors:

•	Shipments, which change as a function of changes in volume and in price; and

•	the costs that we deduct from shipments to reach net sales, which consist of:

•	Trade marketing expenses, which include the cost of temporary price reductions (“on sale” prices), promotional displays and advertising space in store circulars.

•

Slotting expenses, which are the costs of having certain retailers stock a new product, including amounts retailers charge for updating their warehousing systems, allocating shelf space and in-store systems set-up, among other things.

•	Consumer coupon redemption expenses, which are costs from the redemption of coupons we circulate as part of our marketing efforts.

We give detailed information on these factors below under “—Results of Operations.”

Cost Factors

Our important costs include the following:

•

Raw materials, such as sugar, cucumbers, broccoli, corn, peas, green beans, flour (wheat), poultry, seafood, vegetable oils, shortening, meat and corn syrup, among others, are available from numerous independent suppliers but are subject to price fluctuations due to a number of factors, including changes in crop size, federal and state agricultural programs, export demand, weather conditions and insects, among others.

•

Packaging costs. Our broad array of products entails significant costs for packaging and is subject to fluctuations in the price of aluminum, glass jars, plastic trays, corrugated fiberboard, and plastic packaging materials.

•

Freight and distribution. We use a combination of common carriers and inter-modal rail to transport our products from our manufacturing facilities to distribution centers and to deliver products to retailers from both those centers and directly from our manufacturing plants. Our freight and distribution costs are influenced by fuel costs.

•

Advertising and other marketing expenses. We record expenses related to advertising and other consumer and trade-oriented marketing programs under “Marketing and selling expenses” in our consolidated financial statements. A key strategy is to continue to invest in marketing that builds our iconic brands.

We give detailed information on these factors below under “—Results of Operations.”

Working Capital

Our working capital is primarily driven by accounts receivable and inventories, which fluctuate throughout the year due to seasonality in both sales and production, as described below in “—Seasonality.” We will continue to focus on reducing our working capital requirements while simultaneously maintaining our customer service levels and production needs. We have historically relied on internally generated cash flows and temporary borrowings under our revolving credit facility to satisfy our working capital requirements.

Other Factors

Other factors that have influenced our results of operations and may do so in the future include:

•

Interest Expense. As a result of the Blackstone Transaction and Birds Eye Acquisition, we have significant indebtedness. Although we expect to reduce our leverage over time, we expect interest expense to continue to be a significant component of our expenses. See “—Liquidity and Capital Resources.”

•

Cash Taxes. We have significant tax-deductible intangible asset amortization and federal and state net operating losses, which resulted in minimal federal and state cash taxes in recent years. We expect to continue to realize significant reductions in federal and state cash taxes in the future attributable to amortization of intangible assets and realization of net operating losses.

•

Acquisitions and Consolidations. We believe we have the expertise to identify and integrate value-enhancing acquisitions to further grow our business. In recent years we have successfully integrated acquisitions. We have, however, incurred significant costs in connection with integrating these businesses and streamlining our operations.

•

Impairment of Goodwill and Long-Lived Assets. We test our goodwill and intangible assets annually or more frequently (if necessary) for impairment and have recorded impairment charges in recent years. The value of goodwill and intangibles from the allocation of purchase price from the Blackstone Transaction and the Birds Eye Acquisition is derived from our business operating plans at that time and is therefore susceptible to an adverse change that could require an impairment charge. In the first quarter of 2010, we tested for impairment due to our reorganization into new segments and it resulted in no impairment charges.

We give detailed information on these factors below under “—Results of Operations.”

Seasonality

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including seafood, frozen vegetables, and complete bagged meals tend to be marginally higher during the winter months. Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our fruit fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. We pack the majority of our pickles during a season extending from May through September, and also increase our Duncan Hines inventories at that time, in advance of the selling season. Since many of the raw materials we processes under the Birds Eye brand are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. As a result, our inventory levels tend to be higher during August, September, and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

Recent Transactions

On December 23, 2009, Pinnacle Foods Group LLC acquired the common stock of Birds Eye Foods, Inc. for $1.34 billion. In connection with the Birds Eye Acquisition, Pinnacle purchased all of the issued and outstanding capital stock of Birds Eye Foods, Inc. from Holdings for a purchase price of $670.0 million in cash. In accordance with the Stock Purchase Agreement, Pinnacle funded approximately $670.4 million to pay off Birds Eye Foods Inc.’s remaining indebtedness and other obligations. Birds Eye Foods, Inc., along with its subsidiaries, is now a direct, wholly-owned subsidiary of Pinnacle.

On February 10, 2007, Crunch Holding Corp. (“Crunch Holding”), our parent company, entered into an Agreement and Plan of Merger with Peak Holdings LLC (“Peak Holdings”), a Delaware limited liability company controlled by affiliates of The Blackstone Group, Peak Acquisition Corp (“Peak Acquisition”), a wholly-owned subsidiary of Peak Holdings, and Peak Finance LLC, providing for the acquisition of Crunch Holding. Under the terms of Agreement and Plan of Merger, the purchase price for Crunch Holding was $2,162.5 million in cash plus an amount equal to the aggregate exercise prices of vested options less the amount of indebtedness of Crunch Holding and its subsidiaries outstanding immediately prior to the closing and certain transaction costs, subject to purchase price adjustments based on the amount of our working capital and indebtedness as of the closing. At the closing, on April 2, 2007, Peak Acquisition merged with and into Crunch Holding, with Crunch Holding as the surviving corporation (the “Merger”), and Peak Finance LLC merged with and into Pinnacle Foods Finance LLC, with Pinnacle Foods Finance LLC as the surviving entity. As a result of the Merger, Crunch Holding became a wholly owned subsidiary of Peak Holdings. In connection with the Merger, we repaid the indebtedness under the Predecessor’s senior secured credit facilities, repurchased the Predecessor’s outstanding 8.25% Senior Subordinated Notes due 2013 pursuant to a tender offer and consent solicitation and paid related fees and expenses.

On March 1, 2006, we acquired certain assets and assumed certain liabilities of the food products business (the “Armour Business”) of The Dial Corporation for $189.2 million in cash, including transaction expenses. The Armour Business is a leading manufacturer, distributor and marketer of products in the $1.2 billion canned meat category. Most of the products are produced at the manufacturing facility located in Ft. Madison, Iowa, which was acquired in the transaction. Products are sold under the Armour brand name as well as private label and co-pack arrangements. The Armour Business offers products in twelve of the fifteen segments within the canned meat category, including Vienna sausage, potted meat, and sliced dried beef. The consolidated financial statements include the results of operations of the Armour Business beginning March 1, 2006.

Plant Consolidation

Omaha, Nebraska Production Facility

On April 7, 2004, PFGI made and announced its decision to permanently close our Omaha, Nebraska production facility, as part of its plan of consolidating and streamlining production activities after the Aurora Merger. Production from the Omaha plant, which manufactured Swanson frozen entree retail products and frozen foodservice products, ceased in December 2004 and has been relocated to the Fayetteville, Arkansas and Jackson, Tennessee production facilities.

Activities related to the closure of the plant were completed in the first quarter of 2005 and resulted in the elimination of 411 positions. From the announcement in April 2004 through the second quarter of 2007, PFGI recorded restructuring charges totaling $19.6 million, pertaining to its decision to permanently close the Omaha, Nebraska production facility. The charges incurred have been included in Other expense (income), net line in the Consolidated Statements of Operations. All such charges are reported under the Birds Eye Frozen segment. During the second quarter of 2007, the plant and remaining assets were sold for $2.2 million.

Erie, Pennsylvania Production Facility

On April 29, 2005, our board of directors approved a plan to permanently close our Erie, Pennsylvania production facility, as part of our plan of consolidating and streamlining production activities after the Aurora Merger. Production from the Erie plant, which manufactured Van de Kamp’s and Mrs. Paul’s frozen seafood products and Aunt Jemima frozen breakfast products, has been relocated primarily to our Jackson, Tennessee production facility. Activities related to the closure of the plant were completed in 2006 and resulted in the elimination of approximately 290 positions. Employee termination activities commenced in July 2005 and were substantially completed by the end of the first quarter of 2006. From the date of the announcement, through the fourth quarter of 2006, we incurred charges totaling $7.3 million related to the shutdown of the Erie, Pennsylvania production facility. These charges incurred have been included in the Other expense (income), net line in the Consolidated Statement of Operations. All such charges are reported under the frozen foods business segment. During the fourth quarter of 2006, the plant and any remaining equipment was sold for $1.8 million.

Impairment of Goodwill and Other Long-Lived Assets

In the fourth quarter of 2006, we reassessed the long-term growth rate of sales of the products under the Aunt Jemima brand. Due to increased competition, management reduced the expected future growth rates and as a result, recorded an impairment of the tradename asset in the amount of $2.7 million. The charge is recorded in the Other expense (income), net line item on our consolidated statements of operations and is reported in the frozen foods segment.

In fiscal 2007, we experienced declines in net sales of our Open Pit branded products. Upon reassessing the long-term growth rates of the brand, we recorded an impairment of the tradename asset in the amount of $1.2 million. The charge is recorded in the Other expense (income), net line in the Consolidated Statements of Operations and is reported in the Duncan Hines Grocery segment.

In 2008, the Company recorded impairment charges for its Van de Kamp’s ($8.0 million), Mrs. Paul’s ($5.6 million), Lenders ($0.9 million) and Open Pit tradenames ($0.6 million). The charges are the result of the Company reassessing the long-term growth rates for its branded products. The charges are recorded in the Other expense (income), net line on the Consolidated Statements of Operations and are reported in the Duncan Hines Grocery ($0.6 million) and Birds Eye Frozen ($14.5 million) segments.

In fiscal 2009, we experienced declines in net sales of our Swanson branded products. Upon reassessing the long-term growth rates of the brand, we recorded an impairment charge of the tradename asset in the amount of $1.3 million. The charge is recorded in the Other expense (income), net line in the Consolidated Statements of Operations and is reported in the Birds Eye Frozen segment.

Items Affecting Comparability

During fiscal 2006, our earnings (loss) before interest and taxes were negatively impacted by certain items:

•

We recorded charges totaling $4.1 million in connection with the closure and plant consolidation costs related to closing the Omaha, Nebraska and Erie, Pennsylvania production facilities. These costs, which were part of our plan of consolidating and streamlining production activities after the Aurora Merger, are discussed below under the heading “—Plant Consolidation.”

•	We recorded a charge of $4.8 million related to increase in the fair market value of inventories acquired in the Armour Business.

•

We recorded non-cash equity compensation of $1.4 million for certain ownership units of Crunch Equity Holdings, LLC issued to CDM Investor Group LLC, which is controlled by members of PFG LLC’s management in connection with the Armour acquisition.

•

We recorded non-cash equity compensation of $1.9 million related to stock options granted to employees of PFG LLC and accounted for in accordance with SFAS No. 123(R), “Share-Based Payment (Revised 2004),” which was adopted at the start of fiscal 2006.

•

Due to increased competition in the frozen breakfast category, management evaluated the expected future growth rates of the Aunt Jemima branded sales and as a result, recorded a non-cash impairment of the tradename asset in the amount of $2.7 million.

During fiscal 2007, our earnings (loss) before interest and taxes were impacted by certain items. These items included:

•

On April 2, 2007, immediately prior to the consummation of the Blackstone Transaction, we incurred $49.1 million of merger-related costs relating to the Blackstone Transaction, which are recorded in the Other expense (income), net line of the Consolidated Statements of Operations. The costs included $35.5 million related to the cash tender offer for the Predecessor’s 8.25% Senior Subordinated Notes, $12.9 million related to the termination of certain of the Predecessor’s contracts, and $0.7 million related to payroll taxes.

•

Also on April 2, 2007, immediately prior to the consummation of the Blackstone Transaction, all of the Predecessor’s outstanding stock options vested, and we exercised our option to purchase at fair value all of the shares of common stock to be acquired by exercise of options held by employees pursuant to our Stock Option Plan. As a result, we incurred a charge of $8.4 million for stock compensation expense.

•	In fiscal 2007, we recorded a charge of $40.2 million related to the flow through of the increase in the fair market value of inventories acquired in the Blackstone Transaction.

•

In December 2007, we recorded a reduction to cost of products sold of $9.0 million related to the renegotiation of the Ft. Madison labor contract. Post retirement medical benefits (“OPEB”) are no longer granted as part of the contract; thus we no longer had this post-retirement liability.

•

In December 2007, the Company repurchased a total of $51.0 million of our senior subordinated notes at a discount price of $44.2 million. The gain was $5.7 million and is recorded in the Other expense (income), net line of the Consolidated Statements of Operations.

•	In December 2007, we recorded an impairment charge on our Open Pit tradename. The charge was the result of declines in sales of the Open Pit branded products.

During fiscal 2008, our earnings (loss) before interest and taxes were impacted by certain items. These items included:

•

In April of 2008, the Company settled a lawsuit with R2 Top Hat, Ltd., relating to its claim against Aurora Foods Inc., which merged with the Company in March 2004. Under the settlement, the Company paid R2 Top Hat, Ltd. $10 million in full payment of the excess leverage fees related to the Aurora prepetition bank facility, all related interest and all other out-of-pocket costs. After this settlement, there are no remaining contingencies related to the excess leverage fees under the Aurora prepetition bank facility. Accordingly, the remaining $10.0 million accrued liability assumed in the merger with Aurora and recorded at fair value of $20.1 million in the purchase price allocation for the Blackstone Transaction was reduced to $0 and the related credit, net of related expenses, was recorded in Other expense (income), net in the Consolidated Statements of Operations.

•

In December 2008, the Company recorded impairment charges for its Van de Kamp’s ($8.0 million), Mrs. Paul’s ($5.6 million), Lenders ($0.9 million) and Open Pit tradenames ($0.6 million). The charges are the result of the Company reassessing the long-term growth rates for its branded products and are recorded in Other expense (income), net in the Consolidated Statements of Operations.

During fiscal 2009, our earnings (loss) before interest and taxes were impacted by certain items. These items included:

•

In July of 2009, Jeffrey P. Ansell left his position as Chief Executive Officer and as a Director of the Company to pursue other interests, effective July 10, 2009. As a result of the change, we recorded a provision for severance in the amount of $2.4 million in Administrative expenses in the Consolidated Statements of Operations.

•

In December 2009, the Company recorded an impairment charge of $1.3 million for its Swanson tradename. The charge is the result of the Company’s reassessment of the long-term growth rates for its branded products and is recorded in Other expense (income), net in the Consolidated Statements of Operations.

•

In December 2009, in connection with the Birds Eye Foods Acquisition, the Company incurred merger related cost of $24.1 million. These costs include $19.3 million in merger, acquisition and advisory fees, $4.0 million in legal, accounting and other professional fees and $0.8 million in other costs. The costs are recorded in Other expense (income), net in the Consolidated Statements of Operations.

In addition, during fiscal 2009, our net earnings were impacted by:

•

We recorded a $315.6 million benefit to income taxes related to the reversal of the valuation allowance, as we concluded that it is more likely than not that certain of our US deferred tax assets will be recognized in future years. Prior to the realization of these deferred tax assets we maintained a full valuation allowance against net deferred tax assets excluding indefinite lived intangible assets.

During the six months ended June 27, 2010, our earnings (loss) before interest and taxes were negatively impacted by certain items. These items included:

•

In accordance with the requirements of the purchase method of accounting for acquisitions, inventories obtained in the Birds Eye Acquisition were required to be valued at fair value (net realizable value, which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity), which was $37.6 million higher than historical manufacturing cost. Cost of products sold for the six months ended June 27, 2010, includes pre-tax charges of $27.0 million related to the finished products at December 23, 2009, which were subsequently sold.

•	We recorded charges of $10.5 million related to severance costs for terminated Birds Eye employees.

In addition, during the six months ended June 27, 2010, our net earnings were impacted by:

•

We recorded an out of period adjustment to correct an error in the tax effects of Accumulated other comprehensive loss as of December 27, 2009. During the six months ended June, 27, 2010, this adjustment reduced the provision for income taxes by $3,700. Accordingly, Accumulated other comprehensive loss was increased by the related effect of this adjustment during six months ended June 27, 2010.

Restructuring Charges

Rochester, NY Office

The Rochester, NY office is the former headquarters of Birds Eye Foods, Inc, which we acquired on December 23, 2009, as described in Note 3. In connection with the consolidation of activities into Pinnacle’s New Jersey offices, the Rochester office will be closed. Notification letters under the Worker Adjustment and Retraining Notification (WARN) Act of 1988 were issued in the first quarter of 2010. Activities related to the closure of the Rochester office began in the 2nd quarter of 2010, and will result in the elimination of approximately 200 positions.

In accordance with the authoritative guidance with respect to accounting for costs associated with exit or disposal activities, the full cost of termination benefits of $7,587 related to employees who will not be retained beyond the minimum retention period were recorded in the first quarter and the full cost of termination benefits of $4,526 related to employees who will be retained beyond the minimum retention period will be recorded in the future service periods. Of the $4,526, $1,146 was recorded in the first quarter, $1,756 was recorded in the second quarter, $1,298 is expected to be recorded in the 3rd quarter and $326 is expected to be recorded in the 4th quarter.

The total cost of termination benefits recorded in the first quarter of 2010 was $8,733 and was recorded in the segments as follows: Birds Eye Frozen segment $6,172, Duncan Hines Grocery segment $1,591 and Specialty Foods segment $970. The total cost of termination benefits recorded in the second quarter of 2010 was $1,756 and was recorded in the segments as follows: Birds Eye Frozen segment $1,241, Duncan Hines Grocery segment $319 and Specialty Foods segment $196. The total cost of termination benefits for the six months ended June 27, 2010 was $10,489 and was recorded in the segments as follows: Birds Eye Frozen segment $7,413, Duncan Hines Grocery segment $1,910 and Specialty Foods segment $1,166.

Results of Operations

The discussion below for each of the comparative periods is based upon net sales. We determine net sales in accordance with generally accepted accounting principles, or “GAAP”. We calculate our net sales by deducting trade marketing, slotting and consumer coupon redemption expenses from shipments. “Shipments” means gross sales less cash discounts, returns and “non-marketing” allowances. We calculate gross sales by multiplying the published list price of each product by the number of units of that product sold.

The discussion below for the 52 weeks ended December 30, 2007 is based on the combination of the Predecessor’s consolidated financial results for the 13 weeks ended April 2, 2007 and the Successor’s consolidated financial results for the 39 weeks ended December 30, 2007. This combination represents what we believe is the most meaningful basis for comparison of fiscal 2008 with the corresponding period of fiscal 2007, although the combination is not in accordance with GAAP. We believe that this is the most meaningful basis for comparison because the customer base, products, manufacturing facilities and types of marketing programs were the same under the Predecessor as they are under Successor.

Shipments is a non-GAAP financial measure. We include it in our management’s discussion and analysis because we believe that it is a relevant financial performance indicator for our company as it measures the increase or decrease in our revenues caused by shipping more or less physical case volume multiplied by our published list prices. It is also a measure used by our management to evaluate our revenue performance. This measure is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. Using only this non-GAAP financial measure to analyze our performance would have material limitations because the calculation is based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. Management compensates for these limitations by presenting both the GAAP and non-GAAP measures of these results.

The following table reconciles shipments to net sales for the total company, the Birds Eye Frozen, the Duncan Hines Grocery and the Specialty Foods segments for the six months ended June 27, 2010 and the six months ended June 28, 2009, for fiscal 2009.

The results of the acquired Birds Eye business are included beginning on the date of acquisition, December 23, 2009.

For the six months ended,

	Birds Eye Frozen Segment
	June 27, 2010	June 28, 2009
Shipments	$753.1	$349.5
Less: Aggregate trade marketing and consumer coupon redemption expenses	193.4	101.8
Less: Slotting expense	4.7	3.3

Net sales	$555.0	$244.4

	Duncan Hines Grocery Segment
	June 27, 2010	June 28, 2009
Shipments	$627.9	$573.2
Less: Aggregate trade marketing and consumer coupon redemption expenses	153.7	141.8
Less: Slotting expense	3.6	5.2

Net sales	$470.6	$426.2

	Specialty Foods Segment
	June 27, 2010	June 28, 2009
Shipments	$225.7	$178.6
Less: Aggregate trade marketing and consumer coupon redemption expenses	18.5	13.0
Less: Slotting expense	0.3	—

Net sales	$206.9	$165.6

	Total
	June 27, 2010	June 28, 2009
Shipments	$1,606.7	$1,101.3
Less: Aggregate trade marketing and consumer coupon redemption expenses	365.6	256.6
Less: Slotting expense	8.6	8.5

Net sales	$1,232.5	$836.2

Consolidated statements of operations for the six months ended June 27, 2010 and June 28, 2009

The following tables set forth statement of operations data expressed in dollars and as a percentage of net sales. In accordance with GAAP, the results for fiscal 2009 only include the results of operations of the Birds Eye business from the date of the acquisition, December 23, 2009, through December 27, 2009, the end of the fiscal year.

	Six months ended
	June 27, 2010		June 28, 2009
Net sales	$1,232.5	100.0%	$836.2	100.0%
Cost of products sold	934.8	75.8%	658.1	78.7%

Gross profit	297.7	24.2%	178.1	21.3%
Operating expenses:
Marketing and selling expenses	91.3	7.4%	65.0	7.8%
Administrative expenses	60.5	4.9%	29.5	3.5%
Research and development expenses	4.6	0.4%	2.1	0.3%
Other expense (income), net	8.8	0.7%	8.4	1.0%

Total operating expenses	$165.2	13.4%	$105.0	12.6%

Earnings before interest and taxes	$132.5	10.8%	$73.1	8.7%

	Six months ended
	June 27, 2010	June 28, 2009
Net sales
Birds Eye Frozen Segment	$555.0	$244.4
Duncan Hines Grocery Segment	470.6	426.2
Specialty Foods Segment	206.9	165.6

Total	$1,232.5	$836.2

Earnings (loss) before interest and taxes
Birds Eye Frozen Segment	$65.0	$16.7
Duncan Hines Grocery Segment	72.1	64.3
Specialty Foods Segment	12.9	1.7
Unallocated corporate expenses	(17.5)	(9.6)

Total	$132.5	$73.1

Depreciation and amortization
Birds Eye Frozen Segment	$17.2	$12.0
Duncan Hines Grocery Segment	11.7	10.9
Specialty Foods Segment	9.7	9.6

Total	$38.6	$32.5

Six months ended June 27, 2010 compared to six months ended June 28, 2009

Net sales. Shipments in the six months ended June 27, 2010 were $1,606.7 million, an increase of $505.4 million, compared to shipments in the six months ended June 28, 2009 of $1,101.3 million. The acquisition of Birds Eye Foods, Inc. resulted in $565.7 million of increased shipments, led by Birds Eye Steamfresh and core frozen vegetables and Birds Eye Voila! complete bagged meals, when compared to the same six month period a year ago (before the acquisition of Birds Eye) Birds Eye vegetable sales are growing, Birds Eye Voila! is experiencing growth and we have successfully managed the discontinuance of the Birds Eye Steamfresh frozen meals business. All other businesses decreased $60.3 million. Net sales in the six months ended June 27, 2010 were $1,232.5 million, an increase of $396.3 million, compared to net sales in the six months ended June 28, 2009 of $836.2 million. The acquisition of Birds Eye Foods, Inc. resulted in $440.2 million of increased net sales. Net sales for all other businesses decreased $43.9 million as a result of a decrease in shipments of $60.3 million, partially offset by a $16.4 million decrease in aggregate trade and consumer coupon redemption expenses and slotting expenses.

Birds Eye Frozen Division: Shipments in the six months ended June 27, 2010 were $753.1 million, an increase of $403.6 million. The acquisition of Birds Eye Foods, Inc. resulted in $425.7 million of increased shipments. All other businesses decreased $22.1 million. The decrease was mainly driven by a decrease in sales in our Swanson dinner and Celeste frozen pizza brands, partially offset by increased sales in our Aunt Jemima brand. For the remaining businesses, aggregate trade and consumer coupon redemption expenses and slotting expenses decreased $13.7 million in the six months ended June 27, 2010. As a result, the remaining businesses net sales decreased $8.4 million, or 3.4%, for the six months ended June 27, 2010.

Duncan Hines Grocery Division: Shipments in the six months ended June 27, 2010 were $627.9 million, an increase of $54.7 million. The acquisition of Birds Eye Foods, Inc. resulted in $61.9 million of increased shipments. All other businesses decreased $7.2 million, due to decreased sales of our Duncan Hines and Mrs. Butterworth’s brands, however, Vlasic pickles posted a sales increase and our Canadian business sales increased driven by a stronger Canadian dollar. For the remaining businesses, aggregate trade marketing and consumer coupon redemption expenses and slotting expenses decreased $2.0 million. As a result, the remaining businesses net sales decreased $5.2 million, or 1.2%, for the six months ended June 27, 2010.

Specialty Foods Division: Shipments in the six months ended June 27, 2010 were $225.7 million, an increase of $47.1 million. The acquisition of Birds Eye Foods, Inc. resulted in $77.9 million of increased shipments. All other businesses decreased $30.8 million, principally in our private label businesses, resulting from the execution of our stated strategy of de-emphasizing lower margin foodservice and private label products. For the remaining businesses, aggregate trade marketing and consumer coupon redemption expenses decreased $0.5 million. As a result, the remaining businesses net sales decreased $30.3 million, or 18.3%, for the six months ended June 27, 2010.

Gross profit. Gross profit was $297.7 million, or 24.2% of net sales in the six months ended June 27, 2010, versus gross profit of $178.1 million, or 21.3% of net sales in the six months ended June 28, 2009. The acquisition of Birds Eye Foods, Inc. resulted in $104.1 million of gross profit. Included in the gross profit of Birds Eye Foods, Inc. was a $27.0 million charge related to the sales of inventories written up to fair value at the date of the acquisition. For the remaining businesses, gross profit for the six months ended June 27, 2010 was $193.6 million, or 24.4% of net sales, a 3.1% percentage point increase versus the remaining businesses gross profit for the six months ended June 28, 2009 of $178.1 million, or 21.3% of net sales. The principal driver of the increased gross profit as a percent of net sales was lower raw material commodity costs, and to a lesser extent, a lower cost mix, which together increased gross margin by 2.8 percentage points. Also contributing to the increase were lower freight and distribution expenses and lower aggregate trade marketing and customer coupon redemption expenses, which each increased gross margin by 0.1 percentage points.

Marketing and selling expenses. Marketing and selling expenses were $91.3 million, or 7.4% of net sales, in the six months June 27, 2010 compared to $65.0 million, or 7.8% of net sales, in the six months ended

June 28, 2009. The acquisition of Birds Eye Foods, Inc. contributed $30.4 million of the increase for the six months ended June 27, 2010. The remaining change, a decrease of $4.1 million, was driven by lower sales commissions, advertising costs and other promotional costs.

Administrative expenses. Administrative expenses were $60.5 million, or 4.9% of net sales, in the six months ended June 27, 2010 compared to $29.5 million, or 3.5% of net sales, in the six months ended June 28, 2009, an increase of $31.0 million. The acquisition and integration of Birds Eye Foods, Inc. resulted in $24.7 million of the increase for the six months ended June 27, 2010, and included charges of $10.5 million for the termination benefits related to the announced closure of the Rochester, N.Y. office and $4.6 million of transaction and integration related expenses. Excluding these charges and expenses, administrative expenses were 3.6% of net sales in the six months ended June 27, 2009.

Research and development expenses. Research and development expenses were $4.6 million, or 0.4% of net sales, in the six months ended June 27, 2010 compared with $2.1 million, or 0.3% of net sales, in the six months ended June 28 2009. The acquisition of Birds Eye Foods, Inc. contributed $2.0 million of the increase for the six months ended June 27, 2010.

Other expense (income), net. The following table shows other expense (income), net:

	Six months ended
	June 27, 2010	June 28, 2009
Amortization of intangibles/other assets	$8,585	$8,394
Birds Eye Acquisition transaction costs	224	—

Total other expense (income), net	$8,809	$8,394

Amortization was $8.6 million in the six months ended June 27, 2010 as compared to $8.4 million in the six months ended June 28, 2009, including $2.0 million of amortization expense related to Birds Eye Foods, Inc. for the six months ended June 27, 2010.

Earnings before interest and taxes. Earnings before interest and taxes (EBIT) increased $59.4 million to $132.5 million in the six months ended June 27, 2010 from $73.1 million in EBIT in the six months ended June 28, 2009. The acquisition of Birds Eye Foods, Inc. contributed $44.9 million of EBIT for the six months ended June 27, 2010. The remaining increase in EBIT resulted from a $10.3 million increase in the Birds Eye Frozen Division, a $3.0 million increase in the Duncan Hines Grocery Division, a $5.6 million increase in the Specialty Foods Division, partially offset by a $4.4 million increase in unallocated corporate expenses. Included in the unallocated corporate expenses for the six months ended June 27, 2010 are integration and transaction costs associated with the acquisition of Birds Eye Foods, Inc. of $4.6 million. Synergies realized, defined as reductions of operating costs resulting from the combination of Pinnacle and Birds Eye, increased EBIT by $4.4 million in the six months ended June 27, 2010.

Birds Eye Frozen Division: EBIT increased by $48.3 million in the six months ended June 27, 2010, to $65.0 million from $16.7 million in the six months ended June 28, 2009. The acquisition of Birds Eye Foods, Inc. contributed $38.0 million of EBIT for the six months ended June 27, 2010. The remaining increase of $10.3 million was principally driven by lower raw material commodity costs. In addition, advertising expense was $2.9 million lower, principally driven by our Swanson and Aunt Jemima brands. These increases to EBIT were partially offset by a $8.4 million decrease in net sales, principally driven by our Swanson dinners and Celeste frozen pizza brands.

Duncan Hines Grocery Division: EBIT increased by $7.8 million in the six months ended June 27, 2010, to $72.1 million from $64.3 million in the six months ended June 28, 2009. The acquisition of Birds Eye Foods, Inc. contributed $4.7 million of EBIT for the six months ended June 27, 2010. The remaining increase of $3.1 million was principally driven by lower raw material commodity costs and to a lesser extent reduced freight and distribution expenses. These increases to EBIT were partially offset by a $5.2 million decrease in net sales, principally driven by our Duncan Hines baking and Mrs. Butterworth’s syrup brands.

Specialty Foods Division: EBIT increased by $11.2 million in the six months ended June 27, 2010, to $12.9 million from $1.7 million in the six months ended June 28, 2009. The acquisition of Birds Eye Foods, Inc. contributed $5.5 million of EBIT for the six months ended June 27, 2010. The remaining increase of $5.7 million was principally driven by lower raw material commodity costs, a lower cost mix, and to a lesser extent reduced freight and distribution expenses. These increases to EBIT were partially offset by a $30.4 million decrease in net sales, resulting from the execution of our stated strategy of de-emphasizing lower margin foodservice and private label products.

Interest expense, net. Interest expense, net was $108.6 million in the six months ended June 27, 2010, compared to $58.3 million in the six months ended June 28, 2009, principally related to borrowings to fund the Birds Eye Foods, Inc. acquisition as detailed below.

Included in interest expense, net, was $1.8 million and $2.4 million for the six months ended June 27, 2010 and the six months ended June 28, 2009 respectively, for the amortization of the cumulative mark-to-market adjustment for an interest rate swap that was de-designated for swap accounting in the fourth quarter of 2008 and subsequently terminated. The counterparty to the interest rate swap was Lehman Brothers Special Financing (“LBSF”), a subsidiary of Lehman Brothers, and the hedge was de-designed for swap accounting at the time of LBSF’s bankruptcy filing. At that time of de-designation, the cumulative mark to market adjustment was $11.5 million. As of June 27, 2010, the remaining unamortized balance is $4.0 million.

Excluding the impact of the item in the previous paragraph, the increase in interest expense, net, was $50.9 million, of which $32.6 million was attributable to higher bank debt interest principally related to the new Tranche C Term Loan borrowings to partially fund the Birds Eye Acquisition, somewhat offset by lower debt levels on the existing term loans and lower average revolver borrowings, $13.9 million of higher bond debt levels which also partially funded the Birds Eye Foods, Inc. acquisition, $4.2 million of higher amortization of debt issue costs, and $0.2 million of other items. Included in the interest expense, net, amount was $8.6 million and $6.9 million for the six months ended June 27, 2010 and the six months ended June 28, 2009 respectively, recorded from losses on interest rate swap agreements, a net change of $1.7 million. We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. Any gains or losses realized on the interest rate swap agreements, excluding the Accumulated other comprehensive (loss) income (“AOCI”) portion, are recorded as an adjustment to interest expense.

Provision for income taxes. The effective tax rate was 24.4% in the six months ended June 27, 2010, compared to 97.1% in the six months ended June 28, 2009. The effective rate difference was due to the change in assessment of the realization of deferred tax assets as well as an out of period adjustment of $3.7 million to correct an error in the tax effects of Accumulated other comprehensive loss. For the six months ended June 27, 2010 we maintained a valuation allowance for certain state net operating loss carryovers, state tax credit carryovers, and foreign loss carryovers. For the six months ended June 28, 2009 we maintained a full valuation allowance against net deferred tax assets excluding indefinite lived intangible assets. See Note 15 of the Consolidated Financial Statements.

Under Internal Revenue Code Section 382, we are a loss corporation. Section 382 of the Code places limitations on our ability to use certain net operating loss carry-forwards to offset our income. The annual net operating loss limitation is approximately $14 to $18 million subject to other rules and restrictions. Our net operating loss carryovers and certain other tax attributes may not be utilized to offset certain Birds Eye income from recognized built in gains pursuant to Section 384 of the Code.

The following table reconciles shipments to net sales for the total company, the Birds Eye Frozen, the Duncan Hines Grocery and the Specialty Foods segments for fiscal 2009, fiscal 2008 and combined fiscal 2007.

For the fiscal year ended,

	Birds Eye Frozen Segment
	December 27, 2009	December 28, 2008	December 30, 2007 (Combined)
Shipments	$662.0	$635.8	$651.4
Less: Aggregate trade marketing and consumer coupon redemption expenses	185.5	171.6	177.0
Less: Slotting expense	3.2	6.7	10.0

Net sales	$473.3	$457.5	$464.4

	Duncan Hines Grocery Segment
	December 27, 2009	December 28, 2008	December 30, 2007 (Combined)
Shipments	$1,152.1	$1,077.3	$1,070.3
Less: Aggregate trade marketing and consumer coupon redemption expenses	290.1	269.4	285.7
Less: Slotting expense	7.2	3.9	6.2

Net sales	$854.8	$804.0	$778.4

	Specialty Foods Segment
	December 27, 2009	December 28, 2008	December 30, 2007 (Combined)
Shipments	$342.8	$317.4	$292.7
Less: Aggregate trade marketing and consumer coupon redemption expenses	27.9	22.5	21.0
Less: Slotting expense	—	—	—

Net sales	$314.9	$294.9	$271..7

	Total
	December 27, 2009	December 28, 2008	December 30, 2007 (Combined)
Shipments	$2,156.9	$2,030.5	$2,014.4
Less: Aggregate trade marketing and consumer coupon redemption expenses	503.5	463.5	483.7
Less: Slotting expense	10.4	10.6	16.2

Net sales	$1,643.0	$1,556.4	$1,514.5

Consolidated statements of operations for fiscal 2009, fiscal 2008 and combined fiscal 2007

Consolidated statements of operations tables set forth statement of operations data expressed in dollars and as a percentage of net sales. In accordance with GAAP, the results for fiscal 2009 only include the results of operations of the Birds Eye business from the date of the acquisition, December 23, 2009, through December 27, 2009, the end of the fiscal year.

	Fiscal 2009		Fiscal 2008		Combined Fiscal 2007
Net sales	$1,643.0	100.0%	$1,556.4	100.0%	$1,514.5	100.0%
Cost of products sold	1,263.7	76.9%	1,217.9	78.3%	1,188.5	78.5%

Gross profit	379.3	23.1%	338.5	21.7%	326.0	21.5%
Operating expenses:
Marketing and selling expenses	123.8	7.5%	111.4	7.2%	122.4	8.1%
Administrative expenses	62.7	3.8%	47.8	3.1%	58.4	3.9%
Research and development expenses	4.6	0.3%	3.5	0.2%	4.4	0.3%
Other expense (income), net	42.2	2.6%	24.4	1.6%	63.1	4.2%

Total operating expenses	$233.3	14.2%	$187.1	12.0%	$248.3	16.4%

Earnings before interest and taxes	$146.0	8.9%	$151.4	9.7%	$77.7	5.1%

Fiscal year ended December 27, 2009 (52 weeks) compared to fiscal year ended December 28, 2008 (52 weeks)

Net sales. Shipments in the twelve months ended December 27, 2009 were $2,156.9 million, an increase of $126.4 million, compared to shipments in the twelve months ended December 28, 2008 of $2,030.5 million. The acquisition of Birds Eye Foods, Inc. resulted in $3.6 million of increased shipments, which covered the five day period December 23, 2009 to December 27, 2009. All other businesses increased $122.8 million, which includes a 4.1% weighted average selling price increase. Net sales in the twelve months ended December 27, 2009 were $1,643.0 million, an increase of $86.6 million, compared to net sales in the twelve months ended December 28, 2008 of $1,556.4 million. The acquisition of Birds Eye Foods, Inc. resulted in $3.0 million of increased net sales. Net sales for all other businesses increased $83.6 million, the result of an increase in shipments of $122.8 million and a $39.2 million increase in aggregate trade marketing and consumer coupon redemption expenses. The 4.1% weighted average selling price increase combined with the higher rate of trade marketing and consumer coupon redemption expenses results in an effective 3.4% weighted average net selling price increase. The stronger U.S. dollar versus the Canadian dollar reduced net sales by 0.3%.

Birds Eye Frozen Division: Shipments in the twelve months ended December 27, 2009 were $662.0 million, an increase of $26.2 million. The $26.2 million increase in shipments is inclusive of a 2.9% weighted average selling price increase. The change was mainly driven by an increase in sales in our seafood business. Aggregate trade and consumer coupon redemption expenses and slotting expenses increased $10.4 million in the twelve months ended December 27, 2009. As a result, net sales increased $15.8 million, or 3.5% for the year ended December 27, 2009. The 2.9% weighted average selling price increase combined with the higher rate of trade marketing and consumer coupon redemption expenses resulted in an effective 2.2% weighted average net selling price increase.

Duncan Hines Grocery Division: Shipments in the twelve months ended December 27, 2009 were $1,152.1 million, an increase of $74.8 million. The increase was due to increases in sales by our Duncan Hines and Vlasic businesses. The $74.8 million increase in shipments includes a 4.1% weighted average selling price increase. Aggregate trade marketing and consumer coupon redemption expenses and slotting expenses increased $24.0 million. As a result, net sales increased $50.8 million, or 6.3%, for the twelve months ended December 27, 2009. The 4.1% weighted average selling price increase combined with the higher rate of trade marketing and consumer coupon redemption expenses and slotting expenses resulted in an effective 3.5% weighted average net selling price increase.

Specialty Foods Group Division: Shipments in the twelve months ended December 27, 2009 were $342.8 million, an increase of $25.4 million. The increase was due to increases in sales of private label canned meat and pickles and frozen foodservice products. The $25.4 million increase in shipments includes a 6.7% weighted average selling price increase. Aggregate trade marketing and consumer coupon redemption expenses increased $5.4 million. As a result, net sales increased $20.0 million, or 6.8%, for the twelve months ended December 27, 2009. The 6.7% weighted average selling price increase combined with the higher rate of trade marketing and consumer coupon redemption expenses and slotting expenses resulted in an effective 5.5% weighted average net selling price increase.

Gross profit. Gross profit was $379.3 million, or 23.1% of net sales in the twelve months ended December 27, 2009, versus gross profit of $338.5 million, or 21.7% of net sales in the twelve months ended December 28, 2008. The post acquisition operations of Birds Eye Foods, Inc. resulted in $0.5 million of gross profit. Included in the gross profit of Birds Eye Foods, Inc. was a $0.5 million charge related to the sales of inventories written up to fair value at the date of the acquisition. For the remaining businesses, gross profit for the twelve months ending December 27, 2009 was $378.8 million, or 23.1% of net sales, a 1.4% percentage point increase versus the remaining businesses gross profit for the twelve months ending December 28, 2008 of $338.5 million, or 21.7% of net sales. The principal driver of the increased gross profit as a percent of net sales rate was reduced freight and distribution expenses accounting for a 1.5 percentage point improvement. In addition, selling price increases in excess of raw material commodity cost (principally wheat, corn, edible oils, and to a lesser extent, dairy) and conversion cost increases, improved gross margin by 0.4 percentage points. Partially offsetting these improvements was the impact of the higher rate of aggregate trade marketing and consumer coupon redemption expenses which reduced the gross profit percentage in 2009 by 0.5 percentage points.

Marketing and selling expenses. Marketing and selling expenses were $123.8 million, or 7.5% of net sales, in the twelve months ended December 27, 2009 compared to $111.4 million, or 7.2% of net sales, in the twelve months ended December 28, 2008. The acquisition of Birds Eye Foods, Inc. contributed $0.3 million of the increase for the year ended December 27, 2009. The remaining change was due to higher advertising expense of $5.3 million, primarily in our seafood and Duncan Hines businesses, higher management incentive and equity related compensation accruals, and increased market research expense.

Administrative expenses. Administrative expenses were $62.7 million, or 3.8% of net sales, in the twelve months ended December 27, 2009 compared to $47.8 million, or 3.1% of net sales, in the twelve months ended December 28, 2008. The acquisition of Birds Eye Foods, Inc. contributed $0.5 million of the increase for the year ended December 27, 2009. The balance of the increase was principally related to higher management incentive and equity related compensation accruals, higher severance and recruiting provisions, principally related to the change in the CEO, and spending on additional capabilities, both in terms of headcount and outside services.

Research and development expenses. Research and development expenses were $4.6 million, or 0.3% of net sales, in the twelve months ended December 27, 2009 compared with $3.5 million, or 0.2% of net sales, in the twelve months ended December 28, 2008.

Other expense (income), net. The following table shows other expense (income), net:

	Twelve months ended
	December 27, 2009	December 28, 2008
Other expense (income), net consists of:
Amortization of intangibles/other assets	$16,842	$19,245
Restructuring and impairment charges	1,300	15,100
Birds Eye Acquisition transaction costs	24,090	—
Gain on litigation settlement	—	(9,988)
Royalty expense (income), net	—	6

Total other expense (income), net	$42,214	$24,363

For the year ended December 27, 2009, transaction costs associated with the acquisition of Birds Eye Foods, Inc. totaled $24.1 million, consisting of $19.3 million in merger, acquisition and advisory fees, $4.0 million in legal, accounting and other professional fees and $0.8 million in other costs. For the year ended December 27, 2009, impairment charges totaled $1.3 million, related to a trade name impairment charge on our Swanson brand. For the year ended December 28, 2008, trade name impairment charges totaled $15.1 million, consisting of $8.0 million on our Van de Kamp brand, $5.6 million on our Mrs. Paul’s brand, $0.9 million on our Lenders brand, and $0.6 million on our Open Pit brand. Amortization was $16.8 million in the year ended December 27, 2009 as compared to $19.2 million in the year ended December 28, 2008. In the year ended December 28, 2008, we recorded the impact of the final settlement of litigation related to excess leverage fees incurred by Aurora under its credit agreement prior to its acquisition by us in 2004, resulting in a reduction of the accrued liability and a gain on litigation settlement of $10.0 million.

Earnings before interest and taxes. Earnings before interest and taxes (EBIT) decreased $5.4 million to $146.0 million in the twelve months ended December 27, 2009 from $151.4 million in EBIT in the twelve months ended December 28, 2008. This decrease in EBIT resulted from a $42.2 million increase in unallocated corporate expenses partially offset by a $17.8 million increase in Birds Eye Frozen Segment EBIT, a $10.3 million increase in Duncan Hines Grocery Segment EBIT and an $8.7 increase in Specialty Foods Segment EBIT. Unallocated corporate expenses increased due to the transaction costs associated with the acquisition of Birds Eye Foods, Inc. of $24.1 million in fiscal 2009, the $10.0 million gain on litigation settlement in fiscal 2008 as described in other expense (income) above, and in 2009, higher management incentive and equity related compensation accruals, and higher severance and recruiting provisions, principally related to the change in the CEO.

Birds Eye Frozen Division: EBIT increased by $17.8 million in the twelve months ended December 27, 2009, to $38.7 million from $20.9 million in the twelve months ended December 28, 2008. For the year ended December 27, 2009, impairment charges totaled $1.3 million, related to a trade name impairment charge on our Swanson brand. For the year ended December 28, 2008, trade name impairment charges totaled $14.5 million, consisting of $8.0 million on our Van de Kamp brand, $5.6 million on our Mrs. Paul’s brand, and $0.9 million on our Lenders brand. The balance of the EBIT increased $4.6 million and was principally driven by a 3.5% increase in net sales, which includes an effective 2.2% weighted average net selling price increase on some of our brands, and reduced freight and distribution expenses, partially offset by increased overhead expense related to higher management incentive and equity related compensation accruals and higher advertising expense

Duncan Hines Grocery Division: EBIT increased $10.3 million in the twelve months ended December 27, 2009, to $145.9 million from $135.6 million in the twelve months ended December 28, 2008. The year ended December 28, 2008 included a tradename impairment charge of $0.6 million related to our Open Pit brand. The balance of the EBIT increased $9.7 million and was principally driven a 6.3% increase in net sales, which includes an effective 3.5% weighted average net selling price increase on some of our products. Additionally, reduced freight and distribution expenses and lower consumer promotion expense contributed to the EBIT increase. These improvements were partially offset by higher overhead expense, principally related to higher management incentive and equity related compensation accruals.

Specialty Foods Division: EBIT was $6.7 million in the twelve months ended December 27, 2009, an increase of $8.7 million from the loss of ($2.0) million in the twelve months ended December 28, 2008. The improved profitability was the result of management’s strategy to increase net selling prices which increased by 5.4% and eliminating low margin SKUs. Profitability was also impacted by lower input costs.

Interest expense, net. Interest expense, net was $121.1 million in the twelve months ended December 27, 2009, compared to $153.0 million in the twelve months ended December 28, 2008.

Included in interest expense, net, was $4.4 million and $1.3 million for the twelve months ended December 27, 2009 and the twelve months ended December 28, 2008 respectively, for the amortization of the cumulative mark to market adjustment for an interest rate swap that was de-designated for swap accounting in the fourth quarter of 2008 and subsequently terminated. The counterparty to the interest rate swap was Lehman Brothers Special Financing (LBSF), a subsidiary of Lehman Brothers, and the hedge was de-designated for swap accounting at the time of LBSF’s bankruptcy filing. At the time of de-designation, the cumulative mark to market adjustment was $11.5 million. As of December 27, 2009, the remaining unamortized balance is $5.9 million. In addition, in the twelve months ended December 28, 2008 interest expense includes a mark to market adjustment of $5.5 million for the period from the de-designation date of October 3, 2008 to the date we terminated the interest rate hedges on October 24, 2008.

Excluding the impact of the items in the previous paragraph, the decrease in interest expense, net, was $29.5 million, of which $34.2 million was attributable to lower interest rates on our bank borrowings, and $0.1 million of the decline was attributed to lower average bank debt levels, partially offset by $5.5 million of amortization of the bridge financing costs related to the Birds Eye Acquisition, $0.3 million of higher bond debt levels, $0.2 million in lower interest income, and $0.8 million of other items.

Also, included in the interest expense, net, amount was $14.2 million and $16.2 million for the twelve months ended December 27, 2009 and the twelve months ended December 28, 2008 respectively, recorded from losses on interest rate swap agreements, a net change of $2.0 million. We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. Any gains or losses realized on the interest rate swap agreements are recorded as an adjustment to interest expense.

Provision for income taxes. The effective tax rate was (1,116.3%) in the twelve months ended December 27, 2009, compared to (1,749.9%) in the twelve months ended December 28, 2008. The effective rate difference is primarily due to the change in the valuation allowance for the twelve-month period. We recorded a benefit of $315.6 million related to the reversal of the valuation allowance as we concluded that it is more likely than not that certain of our US deferred tax assets will be recognized in future years. Prior to the realization of these deferred tax assets the Company maintained a full valuation allowance against net deferred tax assets excluding indefinite lived intangible assets. Deferred tax liabilities were recognized for the differences between the book and tax bases of certain goodwill and indefinite lived intangible assets.

Under Internal Revenue Code Section 382, the Company is a loss corporation. Section 382 of the Code places limitations on our ability to use Aurora’s net operating loss carry-forward to offset our income. The annual net operating loss limitation is approximately $14 to 18 million subject to other rules and restrictions. Our net operating loss carryovers and certain other tax attributes may not be utilized to offset Birds Eye income from recognized built in gains pursuant to Section 384 of the Code. See Note 13 of our audited consolidated financial statements.

Fiscal year ended December 28, 2008 (52 weeks) compared to fiscal year ended December 30, 2007 (52 weeks)

Net sales. Shipments in the twelve months ended December 28, 2008 were $2,030.5 million, an increase of $16.1 million, compared to shipments in the twelve months ended December 30, 2007 of $2,014.4 million. The $16.1 million increase in shipments includes a 3.5% weighted average selling price increase. Net sales in the twelve months ended December 28, 2008 were $1,556.4 million, an increase of $41.9 million, compared to net sales in the twelve months ended December 30, 2007 of $1,514.5 million. The increase in net sales was the result of an increase in shipments of $16.1 million and a $25.8 million decrease in aggregate trade marketing and consumer coupon redemption expenses and slotting expenses. The 3.5% weighted average selling price increase combined with the lower rate of trade marketing and consumer coupon redemption expenses and slotting expenses results in an effective 5.5% weighted average net selling price increase.

Birds Eye Frozen Division: Shipments in the twelve months ended December 28, 2008 were $635.8 million, a decrease of $15.6 million. The $15.6 million decrease in shipments is net of a 2.8% weighted average selling price increase. The change was mainly driven by declines in sales by our seafood and Hungry-Man businesses.

Aggregate trade and consumer coupon redemption expenses decreased $8.7 million in the twelve months ended December 28, 2008. As a result, net sales decreased $6.9 million, again principally resulting from the seafood and Hungry-Man businesses. The 2.8% weighted average selling price increase combined with the lower rate of trade marketing and consumer coupon redemption expenses and slotting expenses resulted in an effective 3.7% weighted average net selling price increase.

Duncan Hines Grocery Division: Shipments in the twelve months ended December 28, 2008 were $1,077.3 million, an increase of $7.0 million. The $7.0 million increase in shipments includes a 3.0% weighted average selling price increase. The increase was due to increases in sales by our Armour, and syrups businesses. Aggregate trade marketing and consumer coupon redemption expenses decreased $18.6 million. As a result, net sales increased $25.6 million, or 3.3%, for the twelve months ended December 28, 2008. The 3.0% weighted average selling price increase combined with the lower rate of trade marketing and consumer coupon redemption expenses and slotting expenses resulted in an effective 5.6% weighted average net selling price increase.

Specialty Foods Division: Shipments in the twelve months ended December 28, 2008 were $317.4 million, an increase of $24.7 million. The $24.7 million increase in shipments includes a 7.2% weighted average selling price increase. The increase was due to increases in sales of private label pickles and canned meat and frozen foodservice products. Aggregate trade marketing and consumer coupon redemption expenses increased $1.5 million. As a result, net sales increased $23.2 million, or 8.5%, for the twelve months ended December 28, 2008. The 7.2% weighted average selling price increase combined with the lower rate of trade marketing and consumer coupon redemption expenses and slotting expenses resulted in an effective 7.3% weighted average net selling price increase.

Gross profit. Gross profit was $338.5 million, or 21.7% of net sales in the twelve months ended December 28, 2008, versus gross profit of $326.0 million, or 21.5% of net sales in the twelve months ended December 30, 2007. Included in the gross profit for the twelve months ended December 30, 2007 was a charge of $40.2 million related to post-acquisition sales of inventories written up to fair value at the date of the Blackstone Transaction and $1.2 million of stock compensation expense also related to the Blackstone Transaction. The gross profit for the twelve months ending December 28, 2008 was $338.5 million, or 21.7% of net sales, a 2.5% percentage point decline versus the balance of the gross profit (excluding the aforementioned charges) for the twelve months ending December 30, 2007 of $367.4 million, or 24.2% of net sales. The principal driver of the decreased gross profit as a percent of net sales was higher raw material commodity costs (principally wheat, corn, edible oils, and to a lesser extent dairy products), in excess of selling price increases, which reduced gross margin by 4.8 percentage points. Somewhat offsetting this 4.8 percentage point decrease was reduced aggregate trade marketing (including slotting) and consumer coupon redemption expenses that are classified as reductions to net sales. The change in these costs accounted for 1.5 percentage points of higher gross profit in 2008. Additionally, reduced freight and distribution expenses accounted for a 0.8 percentage point improvement.

Marketing and selling expenses. Marketing and selling expenses were $111.4 million, or 7.2% of net sales, in the twelve months ended December 28, 2008 compared to $122.4 million, or 8.1% of net sales, in the twelve months ended December 30, 2007. Included in the expenses for the twelve months ended December 30, 2007 was $2.9 million of stock compensation expense related to the acceleration of the vesting in the Predecessor’s stock options as a result of the Blackstone Transaction. The remaining change was due to lower advertising expense of $6.7 million, primarily in our seafood and Vlasic businesses, and decreased selling overhead expense.

Administrative expenses. Administrative expenses were $47.8 million, or 3.1% of net sales, in the twelve months ended December 28, 2008 compared to $58.4 million, or 3.9% of net sales, in the twelve months ended December 30, 2007. Included in the expenses for the twelve months ended December 30, 2007 was $3.9 million of stock compensation expense related to the acceleration of the vesting in the Predecessor’s stock options as a result of the Blackstone Transaction. The balance of the decrease was principally related to lower management bonus accruals and the elimination of certain expenses of the former Chairman, partially offset by additional headcount to build capability.

Research and development expenses. Research and development expenses were $3.5 million, or 0.2% of net sales, in the twelve months ended December 28, 2008 compared with $4.4 million, or 0.3% of net sales, in the twelve months ended December 30, 2007. Included in the expenses for the twelve months ended December 30, 2007 was $0.3 million of stock compensation expense related to the acceleration of the vesting in the Predecessor’s stock options as a result of the Blackstone Transaction.

Other expense (income), net. The following table shows other expense (income), net:

	Twelve months ended
	December 28, 2008	December 30, 2007
Other expense (income), net consists of:
Restructuring and impairment charges	$15,100	$1,246
Gain on litigation settlement	(9,988)	—
Amortization of intangibles/other assets	19,245	18,490
Merger related costs	—	49,129
Gain on extinguishment of subordinated notes	—	(5,670)
Royalty expense (income), net	—	(125)

Total other expense (income), net	$24,363	$63,070

For the year ended December 28, 2008, trade name impairment charges totaled $15.1 million, consisting of $8.0 million on our Van de Kamp brand, $5.6 million on our Mrs. Paul’s brand, $0.9 million on our Lenders brand, and $0.6 million on our Open Pit brand. For the year ended December 30, 2007, restructuring and impairment charges totaled $1.2 million, principally due to a $1.2 million trade name impairment charge on our Open Pit brand. In the twelve months ended December 28, 2008, we recorded the impact of the final settlement of litigation related to excess leverage fees incurred by Aurora under its credit agreement prior to its acquisition by us in 2004, resulting in a reduction of the accrued liability and a gain on litigation settlement of $10.0 million. Amortization was $19.2 million in the twelve months ended December 28, 2008 as compared to $18.5 million in the twelve months ended December 30, 2007. The 2008 expense includes additional amortization related to the increase in value of the definite-lived intangible assets as a result of the purchase price allocation of the Blackstone Transaction. Included in the expense for the twelve months ended December 30, 2007 was $49.1 million of merger costs related to the Blackstone Transaction (see Note 8 of our audited consolidated financial statements). These costs included $35.5 million related to the cash tender offer for the Predecessor’s 8.25% Senior Subordinated Notes, $12.9 million related to the termination of certain of the Predecessor’s contracts, and $0.7 million related to payroll taxes. In addition, the year ended December 30, 2007 includes a $5.7 million gain on the extinguishment of senior subordinated notes which we redeemed in December 2007.

Earnings before interest and taxes. Earnings before interest and taxes (EBIT) increased $73.7 million to $151.4 million in the twelve months ended December 28, 2008 from $77.7 million in EBIT in the twelve months ended December 30, 2007. The year ended December 28, 2008 included trade name impairment charges totaled $15.1 million and the year ended December 30, 2007 included restructuring and impairment charges totaled $1.2 million, as described in other expense (income) above. For the twelve months ended December 28, 2008, the unallocated corporate expenses include the $10.0 million gain on litigation settlement as described in other expense (income) above. Included in the twelve months ended December 30, 2007 is $8.4 million of stock compensation expense and $49.1 million of merger costs as described in the other expense (income) paragraph above (see Note 8 of our audited consolidated financial statements), both related to the Blackstone Transaction. The merger costs of $49.1 million are included in unallocated corporate expenses. Also included in the twelve months ended December 30, 2007 , are costs of products sold related to the post-acquisition sales of inventories written up to fair value at the date of the Blackstone Transaction of $40.2 million. In addition, the year ended December 30, 2007 includes a $5.7 million gain on the extinguishment of senior subordinated notes which we redeemed in December 2007, which is included in the unallocated corporate expenses. This increase in EBIT resulted from a $58.5 million decrease in unallocated corporate expenses, a $20.3 million decrease in Birds Eye

Frozen Segment EBIT, a $35.9 million increase in Duncan Hines Grocery Segment EBIT and a $0.4 million increase in Specialty Foods Segment loss before interest and taxes.

Birds Eye Frozen Division: EBIT decreased by $20.3 million in the twelve months ended December 28, 2008, to $20.9 million from $41.2 million in the twelve months ended December 30, 2007. For the year ended December 28, 2008, trade name impairment charges totaled $14.5 million, consisting of $8.0 million on our Van de Kamp brand, $5.6 million on our Mrs. Paul’s brand, and $0.9 million on our Lenders brand. The twelve months ended December 30, 2007 included a $9.4 million charge related to post-acquisition sales of inventories written up to fair value at the date of the Blackstone Transaction and $1.7 million of stock compensation expense also related to the Blackstone Transaction. The balance of the EBIT decreased $16.9 million and was principally driven by commodity cost increases and a $6.9 million decline in net sales, which includes a $18.3 million impact of selling price increases on some of our products. Somewhat offsetting these declines was the impact of lower slotting and coupon expense, both of which are recorded as reductions from net sales, and lower advertising expense, principally in the seafood business.

Duncan Hines Grocery Division: EBIT increased $35.9 million in the twelve months ended December 28, 2008, to $135.6 million from $99.7 million in the twelve months ended December 30, 2007. The year ended December 28, 2008 includes a trade name impairment charge of $0.6 million related to our Open Pit brand. The year ended December 30, 2007 also included a tradename impairment charge of $1.2 million related to our Open Pit brand. The twelve months ended December 30, 2007 included a $27.2 million charge related to post-acquisition sales of inventories written up to fair value at the date of the Blackstone Transaction and $6.4 million of stock compensation expense also related to the Blackstone Transaction. In addition, the year ended December 30, 2007 included a $5.0 million reduction in cost of our retail Armour brand products resulting from the elimination of OPEB obligation associated with a new labor contract at our Ft. Madison facility. The balance of the EBIT increased $6.7 million and was principally driven a 3.3% increase in net sales, which includes a $31.8 million impact of selling price increases on some of our products, and the impact of lower slotting and coupon expense, both of which are recorded as reductions from net sales, and lower advertising expense, principally in our Vlasic and Armour businesses. Somewhat offsetting these increases were the impact of higher commodity cost expense effecting cost of products sold.

Specialty Foods Division: EBIT was ($2.0) million in the twelve months ended December 28, 2008, compared to the ($1.6) million in twelve months ended December 30, 2007. The twelve months ended December 30, 2007 included a charge of $3.6 million related to post-acquisition sales of inventories written up to fair value at the date of Blackstone Transaction (step-up) and $0.3 million of stock compensation expense also related to the Blackstone Transaction. In addition, the year ended December 30, 2007 included a $4.0 million reduction in cost of our private label and foodservice canned meat products resulting from the elimination of OPEB obligation associated with a new labor contract at our Ft. Madison facility. The balance of the EBIT decreased $0.3 million and was principally due to higher input costs.

Interest expense, net. Interest expense, net was $153.0 million in the twelve months ended December 28, 2008, compared to $162.1 million in the twelve months ended December 30, 2007.

The comparison of interest expense, net, for 2008 versus 2007 is impacted by the following non-cash items: the 2008 de-designation and termination of the our 2007 interest rate hedges, and, in 2007, the charge off of unamortized debt issue costs and premium related to the redemption of the Predecessors debt and the amortization of the Blackstone Transaction bridge financing costs.

Impacting interest expense in the fourth quarter of 2008 were two occurrences related to the 2007 interest rate swap agreements we had with Lehman Brothers Special Financing (LBSF), a subsidiary of Lehman Brothers. One: on October 3, 2008, LBSF filed for bankruptcy protection which resulted in the interest rate hedges being de-designated as effective hedges. At that time, the cumulative mark to market adjustment in Other Comprehensive Income related to these interest rate hedges was $11.5 million which is being amortized into interest expense over the remaining original contract life of the hedges, of which $1.3 million was amortized in 2008. Two: interest expense includes a mark to market adjustment of $5.5 million for the period from the de-designation date of October 3, 2008 to the date we terminated the interest rate hedges on October 24, 2008.

The decrease in interest expense, net, in 2008 compared to 2007 is substantially impacted by a charge of $24.1 million in the twelve months ended December 30, 2007 for the unamortized portion of the deferred financing costs, partially offset by a credit of $5.2 million for the unamortized portion of the original issue premium, both related to the redemption of the Predecessor’s debt and $4.2 million of amortization of the Blackstone Transaction bridge financing costs in 2007.

The remaining $7.2 million increase in interest expense, net, was the result of $13.5 million attributed to higher average bank debt levels, $2.1 million attributed to higher bond debt interest rates, $1.2 million in lower interest income, and $0.8 million of other items, partially offset by $8.4 million attributed to lower interest rates on our bank borrowings, $1.2 million attributed to lower bond debt levels, and $0.8 million of lower amortization of debt issue costs.

Included in the interest expense, net, amount was $16.2 million (which includes the $5.5 million mark to market adjustment discussed above) and ($2.1) million for the twelve months ended December 28, 2008 and the twelve months ended December 30, 2007 respectively, recorded from losses and (gains) on interest rate swap agreements occurring in the normal course. We utilize interest rate swap agreements to reduce the potential exposure to interest rate movements and to achieve a desired proportion of variable versus fixed rate debt. Any gains and losses realized on the interest rate swap agreements are recorded as an adjustment to interest expense.

Additionally, later in 2008 we entered into new interest rate hedges. Our interest swap agreements that we entered into during the later part of 2008 are designated as hedges under SFAS No. 133, and included in Accumulated Other Comprehensive Income in the twelve months ended December 28, 2008 was a $12.6 million loss resulting from the mark-to-market of these swaps.

Provision for income taxes. The effective tax rate was (1,749.9%) in the twelve months ended December 28, 2008, compared to (36.8%) in the twelve months ended December 30, 2007. We maintain a full valuation allowance against net deferred tax assets excluding indefinite lived intangible assets, and the effective rate difference is primarily due to the change in the valuation allowance for the twelve-month period. Deferred tax liabilities are recognized for the differences between the book and tax bases of certain goodwill and indefinite lived intangible assets.

Under Internal Revenue Code Section 382, the Company is a loss corporation. Section 382 of the Code places limitations on our ability to use Aurora’s net operating loss carry-forward to offset our income. The annual net operating loss limitation is approximately $14 to 18 million subject to other rules and restrictions. See Note 13 of our audited consolidated financial statements.

Liquidity and Capital Resources

Historical

Our cash flows are very seasonal. Typically we are a net user of cash in the third quarter of the calendar year (i.e., the quarter ending in September) and a net generator of cash over the balance of the year.

Our principal liquidity requirements have been, and we expect will be, for working capital and general corporate purposes, including capital expenditures and debt service. Capital expenditures are expected to be approximately $86 million in 2010. We have historically satisfied our liquidity requirements with internally generated cash flows and availability under our Revolving Credit Facility.

Cash Flows

Statements of Cash Flows for the six months ended June 27, 2010 compared to the six months ended June 28, 2009

Cash flows for the six months ended June 27, 2010 were impacted by the Birds Eye Acquisition, which occurred on December 23, 2009. Cash provided by operating activities was $152.6 million for the six months ended June 27, 2010 and was the result of net earnings excluding non-cash charges and credits of $65.2 million and a decrease in working capital of $87.4 million. The decrease in working capital was primarily the result of a $93.7 million decrease in inventories, which is principally seasonal but also reflects management’s concerted effort to reduce inventories while improving customer service, a $9.2 million increase in accrued liabilities and a $4.1 million increase in accrued income taxes. These cash inflows were offset by a $9.4 million decrease in accrued trade marketing, an $8.1 million decrease in accounts payable, a $4.7 million increase in other current assets and a $2.5 million increase in accounts receivable due to the timing of sales within the month. The aging of accounts receivable has not changed significantly from December. Net cash provided by operating activities was $67.4 million for the six months ended June 28, 2009 and was the result of net earnings excluding non-cash charges and credits of $54.4 million and a decrease in working capital of $13.0 million. The decrease in working capital was primarily the result of a $14.9 million increase in accounts payable and a $4.9 million decrease in inventories. The increase in accounts payable and decrease in inventories were offset by a $3.7 million decrease in accrued trade marketing and a $3.3 million increase in accounts receivable that relates to higher sales as well as the timing of when those sales occurred.

Net cash used in investing activities was $37.5 and $31.1 million for the six months ended June 27, 2010 and June 28, 2009, respectively, which related entirely to capital expenditures.

Net cash used by financing activities was $46.2 million during the six months ended June 27, 2010. The usage primarily related to a $27.0 million prepayment of our term loans in accordance with the “Excess Cash Flow” requirements of our Senior Secured Credit Facility, $3.1 million of normally scheduled repayments of the term loans, $14.3 million in repayments of bank overdrafts, $2.2 million in repayments of our notes payable and capital lease obligations and $0.5 million of other net activities. Net cash used by financing activities was $32.3 million during the six months ended June 28, 2009. The usage primarily related to $26.0 million in net repayments of the Revolving Credit Facility and $6.3 million in repayments of the term loan.

The net of all activities resulted in an increase in cash of $69.0 million during the six months ended June 27, 2010 and a $4.1 million increase in cash during the six months ended June 28, 2009.

Statements of Cash Flows for the fiscal year ended December 27, 2009 compared to the fiscal year ended December 28, 2008

Net cash provided by operating activities was $116.2 million for fiscal 2009, which consisted of net earnings excluding non-cash charges of $111.5 million, and a decrease in working capital of $4.7 million. The decrease in working capital was principally due to a concerted effort to reduce inventories while, at the same time, improving customer service levels. Inventories were reduced by $12.8 million. Also, accounts receivable declined by $2.7 million due to the timing of sales. Working capital was also decreased by a $19.8 million increase in accrued liabilities, principally driven by a $12.2 million increase in performance-based incentive plan accruals. Offsetting these reductions in working capital were a $13.4 million reduction in accounts payable principally driven by year on year changes in the timing of production, a $12.4 million increase in other current assets, principally related to a letter-of-credit cash collateral deposit of $9.2 million subsequent to the acquisition of Birds Eye Foods, Inc., and accrued trade marketing expense decreased $4.8 million as a result of the timing of when the trade marketing payments were made.

Net cash provided by operating activities was $16.8 million for fiscal 2008, which consisted of net earnings excluding non-cash charges of $72.6 million, $17.0 million paid to terminate early interest rate derivatives and an increase in working capital of $38.8 million. The increase in working capital was primarily the result of a $25.5 million increase in inventories that was primarily done in order to better service our customers going forward, as well as caused by higher commodity costs, and a decline of $29.5 million in accrued liabilities (a result of the legal settlement with R2 Top Hat, Ltd., the payment of the 2007 performance bonus and an decrease in accrued interest), partially offset by a $6.7 million decline in accounts receivable and a $4.9 million increase in accrued trade marketing. All other working capital accounts generated $4.6 million in cash.

Net cash used in investing activities for fiscal 2009 totaled $1,366.8 million and included $1,314.8 million for the acquisition of Birds Eye Foods, Inc., net of cash acquired of $25.6 million, as well as $52.0 million for capital expenditures. Net cash used in investing activities for fiscal 2008 was $32.6 million and consisted entirely of capital expenditures. The principal reason for the increase in fiscal 2009 capital expenditures compared to fiscal 2008 is improvements to the pizza production process at our Jackson, TN facility.

Net cash provided by financing activities was $1,319.8 million for fiscal 2009. This primarily related to the funding of the acquisition of Birds Eye Foods, Inc., which included $838.3 million, net of original issue discount, from an $850.0 million term loan borrowing under the Senior Secured Credit Facility, $300.0 million of notes, and $262.1 million in net equity contributions, reduced by debt acquisition costs of $40.2 million. Other significant cash flows from financing activities were net payments on the revolving credit facility of $26.0 million and payments of the term loan of $12.5 million and a reduction in bank overdrafts of $2.6 million. Net cash provided by financing activities was $14.2 million for fiscal 2008. Borrowings under the revolving credit facility of $26.0 million were primarily offset with $9.4 million repayments of the term loan and $1.5 million in net repayments of our short-term borrowings.

Statements of Cash Flows for the fiscal year ended December 28, 2008 compared to the fiscal year ended December 30, 2007

Net cash provided by operating activities was $16.8 million for fiscal 2008, which consisted of net earnings excluding non-cash charges of $72.6 million, $17.0 million paid to terminate early interest rate derivatives, and an increase in working capital of $38.8 million. The increase in working capital was primarily the result of a $25.5 million increase in inventories that was primarily done in order to better service our customers going forward, as well as caused by higher commodity costs, and a decline of $29.6 million in accrued liabilities (a result of the legal settlement with R2 Top Hat, Ltd., the payment of the 2007 performance bonus and an decrease in accrued interest), partially offset by a $6.7 million decline in accounts receivable and a $4.9 million increase in accrued trade marketing. All other working capital accounts generated $4.6 million in cash.

Net cash provided by operating activities for the Successor was $60.1 million for the period from April 2, 2007 to December 30, 2007, which was the result of our net loss excluding non-cash charges of $16.8 million and a decrease in working capital of $43.3 million. The decrease in working capital is primarily driven by a decrease in inventory resulting from the $40.2 million charge related to the write up of inventories to the fair value as of the date of the Blackstone Transaction offset by the normal seasonality of inventories of $7.5 million when comparing December to April. Also benefiting working capital is an increase in accrued liabilities of $23.8 million as a result of higher accrued interest expense and higher accrued management incentive compensation, which is generally disbursed in the first quarter of the fiscal year. Offsetting these decreases in working capital from inventory and accrued liabilities is a decline of $11.4 million in accrued trade marketing expense, which is a result of lower trade spending and a change in the timing of when payments are occurring. All other working capital charges, net reduced cash by $1.8 million.

Net cash provided by operating activities for the Predecessor was $55.7 million for the period from January 1, 2007 to April 2, 2007, which was the result of net loss excluding non-cash charges of $16.3 million and a decrease in working capital of $72.0 million. The decrease in working capital was primarily the result of (a) a $53.4 million increase in accrued liabilities, mostly as a result of the accrual of $49.1 million of merger expenses related to the Blackstone Transaction, (b) a $20.0 million decrease in inventories that was due to the seasonal sell-down from December 2006 and (c) a $14.3 million increase in accounts payable. The increase in accounts payable at the end of the period primarily related to the normal seasonal slowdown at our production facilities in

December 2006 as well as optimizing our freight payment system. The increase in accrued liabilities and accounts payable and the decrease in inventories were offset by an $18.3 million increase in accounts receivable that relates to higher sales as well as the timing of when those sales occurred. The aging of accounts receivable has remained unchanged from December. All other working capital accounts generated $2.6 million of cash, primarily the result of higher accrued trade marketing.

Net cash used in investing activities for fiscal 2008 was $32.6 million and consisted entirely of capital expenditures. Net cash used in investing activities for fiscal 2007 totaled $1,345.4 million and included $1,319.6 million for the Blackstone Transaction as well as $28.0 million for capital expenditures ($5.0 million for the Predecessor and $23.0 million for the Successor). Additionally, the Successor received $2.2 million from the sale of the Omaha, Nebraska facility.

Net cash provided by financing activities was $14.2 million for fiscal 2008. Borrowings under the revolving credit facility of $26.0 million were primarily offset with $9.4 million repayments of the term loan and $1.5 million in net repayments of our short-term borrowings. Net cash provided by financing activities was $1,239.8 million for fiscal 2007. This primarily related to the funding for the Blackstone Transaction, which included $1,250.0 million under the term loan under the Senior Secured Credit Facility, $575.0 million for the existing notes and senior subordinated notes, and $420.3 million in net equity contributions. These funds were offset by repayments of the Predecessor’s long-term debt totaling $915.2 million, repayments and repurchases of the Successor’s long-term debt of $50.4 million and Successor’s debt acquisition costs of $39.8 million.

Indebtedness

Successor

As part of the Blackstone Transaction as described in Note 1 of our audited consolidated financial statements, we entered into a $1,375.0 million credit agreement (the “Senior Secured Credit Facility”) in the form of (i) term loans in an initial aggregate amount of $1,250.0 million (the “Tranche B Term Loans”) and (ii) revolving credit commitments in the initial aggregate amount of $125.0 million (the “Revolving Credit Facility”). The Tranche B Term Loans mature April 2, 2014. The Revolving Credit Facility matures April 2, 2013.

As part of the Birds Eye Acquisition on December 23, 2009, as described in Note 3 of our audited consolidated financial statements, we entered into an amendment to the Senior Secured Credit Facility in the form of (i) incremental term loans in the amount of $850.0 million (the “Tranche C Term Loans”) and (ii) an incremental revolving credit facility in the amount of $25.0 million, bringing our total revolving credit commitment to $150.0 million. In connection with the Tranche C Term Loans, we also incurred $11.8 million in original issue discount. This was recorded in Long-term debt on the Consolidated Balance Sheet and was amortized over the life of the loan using the effective interest method.

In August 2010, we repaid the Tranche C Term Loans in full with proceeds of our $400.0 million aggregate principal amount of 8 1/4% Senior Notes due 2017 and $442.3 million of incremental term loans (the “Tranche D Term Loans”). The Tranche D Term Loans mature April 2, 2014.

There were no borrowings outstanding under the Revolving Credit Facility as of June 27, 2010 and December 27, 2009.

The total combined amount of the Tranche B Term Loans and the Tranche C Term Loans that were owed to affiliates of the Blackstone Group as of June 27, 2010 and December 27, 2009, was $129.3 million and $109.2 million, respectively.

Our borrowings under the Senior Secured Credit Facility, as amended, bear interest at a floating rate and are maintained as base rate loans or as Eurocurrency rate loans. Base rate loans bear interest at the base rate plus the applicable base rate margin, as defined in the Senior Secured Credit Facility. The base rate is defined as the higher of (i) the prime rate and (ii) the Federal Reserve reported overnight funds rate plus 1/2 of 1%. Eurocurrency rate loans bear interest at the adjusted Eurocurrency rate, as described in the Senior Secured Credit Facility, plus the applicable Eurocurrency rate margin. Solely with respect to Tranche D Term Loans, the Eurocurrency rate shall be no less than 1.75% per annum, and the base rate shall be no less than 2.75% per annum.

The applicable margins with respect to our Senior Secured Credit Facility vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on our leverage ratio as defined in the credit agreement. The applicable margins with respect to the Senior Secured Credit Facility as of the date of this prospectus are:

Applicable Margin (per annum)

Revolving Credit Facility and Letters of Credit			Tranche B Term Loans		Tranche D Term Loans
Eurocurrency Rate for Revolving Loans and Letter of Credit Fees	Base Rate for Revolving Loans	Commitment Fees Rate	Eurocurrency Rate for - Tranche B Term Loans	Base Rate for - Tranche B Term Loans	Eurocurrency Rate for - Term Loan D	Base Rate for - Term Loan D
2.25%	1.25%	0.50%	2.50%	1.50%	4.25%	3.25%

The obligations under the Senior Secured Credit Facility are unconditionally and irrevocably guaranteed by each of our direct or indirect domestic subsidiaries (collectively, the “Guarantors”). In addition, the Senior Secured Credit Facility is collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each of our direct or indirect domestic subsidiaries and 65% of the capital stock of, or other equity interests in, our direct foreign subsidiaries, or any of its domestic subsidiaries and (ii) certain of our tangible and intangible assets and those of the Guarantors (subject to certain exceptions and qualifications).

A commitment fee of 0.50% per annum is applied to the unused portion of the Revolving Credit Facility. For the six months ended June 27, 2010 and June 28, 2009, the weighted average interest rate on the term loan was 4.83% and 3.25%, respectively. For the six months ended June 28, 2009, the weighted average interest rate on the Revolving Credit Facility was 3.29%. As of June 27, 2010 and June 28, 2009, the Eurodollar interest rate on the term loan facility was 5.18% and 3.07%, respectively.

We pay a fee for all outstanding letters of credit drawn against the Revolving Credit Facility at an annual rate equivalent to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility, less the fronting fee payable in respect of the applicable letter of credit. The fronting fee is equal to 0.125% per annum of the daily maximum amount then available to be drawn under such letter of credit. The fronting fees are computed on a quarterly basis in arrears. Total letters of credit issued under the Revolving Credit Facility cannot exceed $50.0 million as of March 24, 2010 (previously $25.0 million). As of June 27, 2010 and December 27, 2009, we had utilized $33.5 million and $22.1 million, respectively of the Revolving Credit Facility for letters of credit. As of June 27, 2010, there were no borrowings under the Revolving Credit Facility; therefore, of the $150.0 million Revolving Credit Facility available, we had an unused balance of $116.5 million available for future borrowing and letters of credit. As of December 27, 2009, there were no borrowings under the Revolving Credit Facility; therefore, of the $150.0 million Revolving Credit Facility available, we had an unused balance of $127.9 million available for future borrowing and letters of credit. The remaining amount that can be used for letters of credit as of June 27, 2010 and December 27, 2009 was $16.5 million and $2.9 million, respectively.

In accordance with the “Excess Cash Flow” requirements of the Senior Secured Credit Facility, we made a mandatory prepayment of the Tranche B Term Loans of $27.0 million in March 2010. Under the terms of the Senior Secured Credit Facility, Excess cash flow is determined by taking consolidated net income (as defined) and adjusting it for certain items, including (1) all non cash charges and credits included in arriving at consolidated net income, (2) changes in working capital, (3) capital expenditures (to the extent they were not financed with debt), (4) the aggregate amount of principle payments of indebtedness and (5) certain other items defined within the senior secured credit facility.

The Tranche B Term Loans mature in quarterly 0.25% installments from September 2007 to December 2013 with the remaining balance due in April 2014. The aggregate maturities of the Tranche B Term Loans outstanding as of June 27, 2010 were no payment in 2010, $2.5 million in 2011, $12.5 million in 2012, $12.5 million in 2013 and $1,171.9 million in 2014. The Tranche D Term Loans mature in quarterly 0.25% installments from December 2010 to December 2013 with the remaining balance due in April 2014. The aggregate maturities of the Tranche D Term Loans outstanding as of the date of this prospectus are no payments in 2010, $4.4 million in 2011, $4.4 million in 2012, $4.4 in 2013 and $429.1 in 2014.

On April 2, 2007, as part of the Blackstone Transaction described in Note 1 of our audited consolidated financial statements, we issued $325.0 million of existing notes due 2015, and $250.0 million of senior subordinated notes. On December 23, 2009, as part of the Birds Eye Acquisition described in Note 3 of our audited consolidated financial statements, we issued an additional $300 million of senior notes due 2015. The senior notes due 2015 are general unsecured obligations of ours, effectively subordinated in right of payment to all of our existing and future senior secured indebtedness and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries that guarantee our other indebtedness. The senior subordinated notes are general unsecured obligations of ours, subordinated in right of payment to all of our existing and future senior indebtedness and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries that guarantee our other indebtedness. See Note 19 of our audited consolidated financial statements and Note 17 of our unaudited consolidated financial statements for Guarantor and Nonguarantor Financial Statements.

On August 17, 2010, we issued $400.0 million of senior notes due 2017. The senior notes due 2017 are general unsecured obligations of ours, effectively subordinated in right of payment to all of our existing and future senior secured indebtedness and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries that guarantee our other indebtedness.

We may redeem some or all of the senior notes due 2015 at any time prior to April 1, 2011, some or all of the senior notes due 2017 at any time prior to September 1, 2010, and some or all of the senior subordinated notes at any time prior to April 1, 2012, in each case at a price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such senior note due 2015 at April 1, 2011, senior note due 2017 at September 1, 2013, or senior subordinated note at April 1, 2012, plus (ii) all required interest payments due on such senior note due 2015 through April 1, 2011, senior note due 2017 through September 1, 2013, or senior subordinated note through April 1, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of such note.

We may redeem the senior notes due 2015, the senior notes due 2017 or the senior subordinated notes at the redemption prices listed below, if redeemed during the twelve-month period beginning on the dates indicated below:

Senior Notes due 2015
Year	Percentage
April 1, 2011	104.625%
April 1, 2012	102.313%
April 1, 2013 and thereafter	100.000%

Senior Notes due 2017
Year	Percentage
September 1, 2013	106.188%
September 1, 2014	104.125%
September 1, 2015	102.063%
September 1, 2016 and thereafter	100.000%

Senior Subordinated Notes
Year	Percentage
April 1, 2012	105.313%
April 1, 2013	103.542%
April 1, 2014	101.771%
April 1, 2015 and thereafter	100.000%

In December 2007, we repurchased $51.0 million in aggregate principal amount of the senior subordinated notes at a discount price of $44.2 million. We currently have outstanding $199.0 million in aggregate principal amount of senior subordinated notes.

As market conditions warrant, we and our subsidiaries, affiliates or significant shareholders (including The Blackstone Group L.P. and its affiliates) may from time to time, in our or their sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

The estimated fair value of our long-term debt, including the current portion, as of June 27, 2010, is as follows:

(million $) Issue	June 27, 2010
	Recorded Amount	Fair Value
Senior Secured Credit Facility—Term Loans	$1,199.4	$1,118.4
Senior Secured Credit Facility—Tranche C Term Loans	842.3	842.3
9.25% Senior Notes	625.0	635.9
10.625% Senior Subordinated Notes	199.0	208.6

	$2,865.7	$2,805.2

The fair value is based on the quoted market price for such notes and borrowing rates currently available to us for loans with similar terms and maturities.

Predecessor

In November 2003, the Predecessor entered into a $675.0 million Credit Agreement (“Predecessor Senior Secured Credit Facilities”) with JPMorgan Chase Bank (a related party of JPMorgan Partners, LLC as noted in

Note 16 of our audited consolidated financial statements) and other financial institutions as lenders, which provided for a $545.0 million seven-year term loan B facility, of which $120.0 million was made available on November 25, 2003 and $425.0 million was made available as a delayed draw term loan on the closing date of the Aurora Merger on March 19, 2004. Concurrently with the acquisition of the Armour Business but effective as of February 14, 2006, the Predecessor entered into an Amendment No. 4 and Agreement to the Predecessor Senior Secured Credit Facilities (“Amendment No. 4”). Among other things, Amendment No. 4 approved the Armour acquisition and provided for the making of $143.0 million of additional tack-on term loans to fund a portion of the acquisition. The Predecessor Senior Secured Credit Facilities also provided for a six-year $130.0 million revolving credit facility, of which up to $65.0 million was made available on November 25, 2003, and the remaining $65.0 million was made available on the closing date of the Aurora Merger on March 19, 2004.

A commitment fee of 0.50% per annum was applied to the unused portion of the revolving credit facility. There were no borrowings under the revolving credit facility during 2007 for the Predecessor. For the 13 weeks ended April 2, 2007, the weighted average interest rate on the term loan was 7.36%.

In connection with the Blackstone Transaction described in Note 1 of our audited consolidated financial statements, the Predecessor Senior Secured Credit Facilities were paid in full.

In November 2003 and February 2004, the Predecessor issued $200.0 million and $194.0 million, respectively, 8.25% Senior Subordinated Notes due 2013. The February 2004 notes resulted in gross proceeds of $201.0 million, including premium. The terms of the February 2004 notes were the same as the November 2003 notes and were issued under the same indenture.

On March 8, 2007, the Predecessor commenced a cash tender offer to purchase any and all of the outstanding 8.25% Senior Subordinated Notes due 2013 of the Predecessor (the “Predecessor Notes”), and a related consent solicitation to amend the indenture pursuant to which the Predecessor Notes were issued. The tender offer and consent solicitation were made in connection with the Blackstone Transaction. The tender offer and consent solicitation were made upon the terms and conditions set forth in an Offer to Purchase and Consent Solicitation Statement dated March 8, 2007 and the related Consent and Letter of Transmittal. The total cost of the cash tender offer for the Predecessor Notes was $35.5 million and was recorded as a charge in the Other expense (income), net line of the Consolidated Statements of Operations of the Predecessor immediately before the Blackstone Transaction.

Covenant Compliance

The following is a discussion of the financial covenants contained in our debt agreements.

Senior Secured Credit Facility

Our Senior Secured Credit Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	engage in mergers or consolidations;

•	enter into sale and leaseback transactions;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	repay the senior subordinated notes or enter into certain amendments thereof;

•	engage in certain transactions with affiliates; and

•	maintain a senior secured leverage ratio above a certain threshold if there are greater than $10.0 million in loans outstanding under the Revolving Credit Facility

The Senior Secured Credit Facility also contains certain customary affirmative covenants and events of default.

Senior Notes and Senior Subordinated Notes

Additionally, on April 2, 2007, we issued the existing senior notes due 2015 and the senior subordinated notes. On December 23, 2009, we issued the outstanding unregistered senior notes due 2015. On August 17, 2010, we issued the outstanding unregistered senior notes due 2017. The senior notes are general unsecured obligations, effectively subordinated in right of payment to all of our existing and future senior secured indebtedness, and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company. The senior subordinated notes are general unsecured obligations, subordinated in right of payment to all of our existing and future senior indebtedness, and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company.

The indentures governing the senior notes and senior subordinated notes limit our (and most or all of our subsidiaries’) ability to, subject to certain exceptions:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Subject to certain exceptions, the indentures governing the senior notes and senior subordinated notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Pursuant to the terms of the Senior Secured Credit Facility, if at any time there are borrowings outstanding under the revolving credit facility in an aggregate amount greater than $10.0 million, we are required to maintain a ratio of consolidated total senior secured debt to Consolidated EBITDA (defined below) for the most recently concluded four consecutive fiscal quarters (the “Senior Secured Leverage Ratio”) less than a ratio starting at a maximum of 7.00:1 at September 30, 2007 and stepping down over time to 6.50 in 2008, 5.75 in 2009, 5.00 in 2010 and 4.00 in 2011 and thereafter. Consolidated total senior secured debt is defined under the Senior Secured Credit Facility as aggregate consolidated secured indebtedness of the Company less the aggregate amount of all unrestricted cash and cash equivalents. In addition, under the Senior Secured Credit Facility and the indentures governing the senior notes and senior subordinated notes, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is tied to the Senior Secured Leverage Ratio, in the case of the Senior Secured Credit Facility, or to the ratio of Consolidated EBITDA to fixed charges for the most recently concluded four consecutive fiscal quarters or the Senior Secured Leverage Ratio, in the case of the senior notes and the senior subordinated notes.

Consolidated EBITDA is defined as earnings (loss) before interest expense, taxes, depreciation and amortization (“EBITDA”), further adjusted to exclude non-cash items, non-recurring items and other adjustment items permitted in calculating covenant compliance under the Senior Secured Credit Facility and the indentures governing the senior notes and senior subordinated notes. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Consolidated EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our financial covenants.

EBITDA and Consolidated EBITDA do not represent net loss or earnings or cash flow from operations as those terms are defined by Generally Accepted Accounting Principles (“GAAP”) and do not necessarily indicate whether cash flows will be sufficient to fund cash needs. In particular, the definitions of Consolidated EBITDA in the Senior Secured Credit Facility and the indentures allow us to add back certain non-cash, extraordinary, unusual or non-recurring charges that are deducted in calculating net loss or earnings. However, these are expenses that may recur, vary greatly and are difficult to predict. While EBITDA and Consolidated EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, they are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

Our ability to meet the covenants specified above in future periods will depend on events beyond our control, and we cannot assure you that we will meet those ratios. A breach of any of these covenants in the future could result in a default under, or an inability to undertake certain activities in compliance with, the Senior Secured Credit Facility and the indentures governing the senior notes and senior subordinated notes, at which time the lenders could elect to declare all amounts outstanding under the Senior Secured Credit Facility to be immediately due and payable. Any such acceleration would also result in a default under the indentures governing the senior notes and senior subordinated notes.

The following table provides a reconciliation from our net earnings (loss) to EBITDA and Consolidated EBITDA for the six month periods ended June 27, 2010 and June 28, 2009 and the year ended December 27, 2009. The terms and related calculations are defined in the Senior Secured Credit Facility and the indentures governing the senior notes and senior subordinated notes.

	Six months ended June 27, 2010	Six months ended June 28, 2009	Year ended December 27, 2009
Net earnings (loss)	$18,104	$425	$302,603
Interest expense, net	108,558	58,255	121,078
Income tax expense (benefit)	5,831	14,434	(277,723)
Depreciation and amortization expense	38,677	32,472	65,468

EBITDA (unaudited)	$171,170	$105,586	$211,426

Acquired EBITDA—Birds Eye Acquisition (1)	—	76,455	142,268
Non-cash items (a)	28,287	562	4,738
Non-recurring items (b)	20,130	3,521	29,835
Other adjustment items (c)	5,689	10,930	26,673
Net cost savings projected to be realized as a result of initiatives taken (d)	18,102	34,688	57,188

Consolidated EBITDA (unaudited)	$243,378	$231,742	$472,128

(1)	In accordance with our Senior Secured Credit Facility and the indentures governing the senior notes and senior subordinated notes, we have included an adjustment for the Acquired EBITDA for Birds Eye for the period prior to its acquisition, calculated consistent with the definition of Consolidated EBITDA.

(a)	Non-cash items are comprised of the following:

	Six months ended June 27, 2010	Six months ended June 28, 2009	Year ended December 27, 2009
Non-cash compensation charges (1)	$408	$453	$3,190
Unrealized losses or (gains) resulting from hedging activities (2)	831	109	(277)
Impairment charges or asset write-offs (3)	—	—	1,300
Effects of adjustments related to the application of purchase accounting (4)	27,048	—	525

Total non-cash items	$28,287	$562	$4,738

(1)	For fiscal 2009 and the six months ended June 27, 2010 and June 28, 2009, represents non-cash compensation charges related to the granting of equity awards.
(2)	For fiscal 2009 and the six months ended June 27, 2010 and June 28, 2009, represents non-cash gains and losses resulting from mark-to-market adjustments of obligations under natural gas and diesel fuel contracts for 2009 and 2010, and heating oil contracts for 2009 only.
(3)	For fiscal 2009, represents an impairment charge for the Swanson tradename.
(4)	For fiscal 2009 and the six months ended June 27, 2010 represents expense related to the write-up to fair market value of inventories acquired as a result of the Birds Eye Acquisition.

(b)	Non-recurring items are comprised of the following:

	Six months ended June 27, 2010	Six months ended June 28, 2009	Year ended December 27, 2009
Expenses in connection with an acquisition or other non-recurring merger costs (1)	$242	$199	$25,238
Restructuring charges, integration costs and other business optimization expenses (2)	18,794	422	986
Employee severance and recruiting (3)	1,094	2,900	3,611

Total non-recurring items	$20,130	$3,521	$29,835

(1)	For fiscal 2009 and the six months ended June 27, 2010 and June 28, 2009, primarily represents costs related to the Birds Eye Acquisition as well as other expenses related to due diligence investigations.
(2)	For the six months ended June 27, 2010, primarily represents termination benefits related to the announced closing of the Rochester, NY office ($10,489) and integration costs related to the Birds Eye Acquisition. For fiscal 2009 and the six months ended June 28, 2009, represents consultant expense incurred to execute yield and labor savings in our plants.
(3)	For fiscal year 2009 and the six months ended June 28, 2009, principally represents severance and recruiting costs related to the change in the CEO. For the six months ended June 27, 2010 and June 28, 2009, represents severance costs paid, or to be paid, to terminated employees.

(c)	Other adjustment items are comprised of the following:

	Six months ended June 27, 2010	Six months ended June 28, 2009	Year ended December 27, 2009
Management, monitoring, consulting and advisory fees (1)	$2,305	$1,268	$2,540
Variable product contribution principally from Steamfresh complete bagged meals no longer being offered (2)	3,384	9,662	24,133

Total other adjustments	$5,689	$10,930	$26,673

(1)	For fiscal 2009 and the six months ended June 27, 2010 and June 28, 2009, represents management/advisory fees and expenses paid to Blackstone.

(2)	For fiscal 2009 and the six months ended June 27, 2010 and June 28, 2009, represents the variable contribution loss principally from Steamfresh complete bagged meals and others which will no longer be offered by Pinnacle management following the Birds Eye Acquisition and the variable contribution loss applicable to a discontinued contract in the Birds Eye Industrial-Other segment.

(d)	Net cost savings projected to be realized as a result of initiatives taken:

	Six months ended June 27, 2010	Six months ended June 28, 2009	Year ended December 27, 2009
Productivity initiatives in our manufacturing facilities, freight and distribution systems and purchasing programs (1)	$—	$12,188	$12,188
Estimated net cost savings associated with the Birds Eye Acquisition (2)	18,102	22,500	45,000

Total net cost savings projected to be realized as a result of initiatives taken	$18,102	$34,688	$57,188

(1)	For fiscal 2009 and the six months ended June 27, 2010 and June 28, 2009, represents net cost savings projected to be realized as a result of specified actions taken or initiated, net of the amount of actual benefits realized. Such savings primarily relate to productivity initiatives in our manufacturing facilities, our freight and distribution systems, and our purchasing programs.
(2)	For fiscal 2009 and the six months ended June 27, 2010 and June 28, 2009, represents the estimated reduction in operating costs that we anticipate will result from the combination of Pinnacle and Birds Eye as a result of eliminating duplicate overhead functions and overlapping operating expenses, leveraging supplier relationships and combined purchasing power to obtain procurement savings or raw materials and packaging, and optimizing and rationalizing overlapping frozen warehouse and distribution networks less what has been realized in the first quarter.

Our covenant requirements and actual ratios for the twelve months ended June 27, 2010 are as follows:

	Covenant Requirement	Actual Ratio
Senior Secured Credit Facility
Senior Secured Leverage Ratio (1)	5.00:1	3.93
Total Leverage Ratio (2)	Not applicable	5.64

Senior Notes and Senior Subordinated Notes (3)
Minimum Consolidated EBITDA to fixed charges ratio required to incur additional debt pursuant to ratio provisions (4)	2.00:1	2.42

(1)	Pursuant to the terms of the Senior Secured Credit Facility, if at any time there are borrowings outstanding under the Revolving Credit Facility in an aggregate amount greater than $10.0 million, we are required to maintain a consolidated total senior secured debt to Consolidated EBITDA ratio for the most recently concluded four consecutive fiscal quarters (the “Senior Secured Leverage Ratio”) less than a ratio starting at a maximum of 7.00:1 at September 30, 2007 and stepping down over time to 4.00:1 on March 31, 2011. Consolidated total senior secured debt is defined as our aggregate consolidated secured indebtedness less the aggregate amount of all unrestricted cash and cash equivalents.
(2)	The Total Leverage Ratio is not a financial covenant but is used to determine the applicable rate under the Senior Secured Credit Facility. The Total Leverage Ratio is calculated by dividing consolidated total debt less the aggregate amount of all unrestricted cash and cash equivalents by Consolidated EBITDA.
(3)	Our ability to incur additional debt and make certain restricted payments under the indentures governing the senior notes and senior subordinated notes, subject to specified exceptions, is tied to a Consolidated EBITDA to fixed charges ratio of at least 2.0:1.

(4)	Fixed charges is defined in the indentures governing the senior notes and senior subordinated notes as (i) consolidated interest expense (excluding specified items) plus consolidated capitalized interest less consolidated interest income, plus (ii) cash dividends and distributions paid on preferred stock or disqualified stock.

Inflation

Prior to 2005, inflation did not have a significant effect on us as we have been successful in mitigating the effects of inflation with cost reduction and productivity programs. Beginning 2005 and continuing into 2008, we experienced higher energy and commodity costs in production and higher fuel surcharges for product delivery. Inflation was less pronounced in 2009 and to date in 2010. Although we have no such expectation, severe increases in inflation could have an adverse impact on our business, financial condition and results of operations.

Contractual Commitments

The table below provides information on our contractual commitments as of December 27, 2009:

	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(in thousands)
Long-term debt (1)	$2,895,875	$37,170	$23,705	$2,011,000	$824,000
Projected interest payments on long term debt (2)	1,077,573	195,353	417,333	383,121	81,766
Operating lease obligations	56,971	12,138	18,185	10,834	15,814
Capital lease obligations	3,326	1,061	1,784	481	—
Purchase obligations (3)	857,711	429,664	176,743	132,477	118,827
Pension and Other Postretirement benefits (4)	104,192	13,050	50,260	30,995	9,887

Total (5)	$4,995,648	$688,436	$688,010	$2,568,908	$1,050,294

(1)	Long-term debt at face value includes scheduled principal repayments and excludes interest payments.
(2)	The total projected interest payments on long-term debt are based upon borrowings and interest rates as of December 27, 2009, including the effect of interest rate swaps in place. The interest rate on variable rate debt is subject to changes beyond our control and may result in actual interest expense and payments differing from the amounts above.
(3)	The amounts indicated in this line primarily reflect future contractual payments, including certain take-or-pay arrangements entered into as part of the normal course of business. The amounts do not include obligations related to other contractual purchase obligations that are not take-or-pay arrangements. Such contractual purchase obligations are primarily purchase orders at fair value that are part of normal operations and are reflected in historical operating cash flow trends. Purchase obligations also include trade and consumer promotion and advertising commitments. We do not believe such purchase obligations will adversely affect our liquidity position.
(4)	The funding of the defined benefit pension plan is based upon our planned 2010 cash contribution. The future years’ contributions are based upon our expectations taking into consideration the funded status of the plan at December 27, 2009.
(5)	The total excludes the liability for uncertain tax positions. We are not able to reasonably estimate the timing of the long-term payments or the amount by which the liability will increase or decrease over time. Therefore, the long-term portion of the liability is excluded from the preceding table.

In August 2010, we repaid $842.3 million aggregate principal amount of outstanding Tranche C Term Loans maturing in April 2014 with proceeds of our $400.0 million aggregate principal amount of senior notes due 2017 and $442.3 million of Tranche D Term Loans maturing April 2014. See “—Liquidity and Capital Resources—Indebtedness.”

Off-Balance Sheet Arrangements

As of June 27, 2010, we did not have any off-balance sheet obligations.

Quantitative and Qualitative Disclosure about Market Risk

Financial Instruments

Risk Management Objective of Using Derivatives

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposure to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of our debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, we enter into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

We manage interest rate risk based on the varying circumstances of anticipated borrowings and existing variable and fixed rate debt, including our revolving line of credit. Examples of interest rate management strategies include capping interest rates using targeted interest cost benchmarks, hedging portions of the total amount of debt, or hedging a period of months and not always hedging to maturity, and at other times locking in rates to fix interests costs.

Certain parts of our foreign operations in Canada expose us to fluctuations in foreign exchange rates. Our goal is to reduce our exposure to such foreign exchange risks on our foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. We enter into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of our functional currency, the U.S. dollar.

We purchase raw materials in quantities expected to be used in a reasonable period of time in the normal course of business. We generally enter into agreements for either spot market delivery or forward delivery. The prices paid in the forward delivery contracts are generally fixed, but may also be variable within a capped or collared price range. Forward derivative contracts on certain commodities are entered into to manage the price risk associated with forecasted purchases of materials used in our manufacturing process.

Cash Flow Hedges of Interest Rate Risk
Our objectives in using interest rate derivatives are to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we primarily use interest rate swaps as part of our interest rate risk management strategy. Interest rate swaps designated as cash flow hedges in accordance with the authoritative guidance for derivative and hedge accounting involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up front premium.

As of June 27, 2010, we had the following interest rate swaps and caps (in aggregate) that were designated as cash flow hedges of interest rate risk:

Product	Number of Instruments	Notional Amount	Fixed Rate Range	Index	Trade Dates	Maturity Dates
Interest Rate Swaps	8	943.7 million	1.43% – 3.33%	USD-LIBOR-BBA	Oct 2008 - Mar 2009	Jan 2011 - July 2012
Interest Rate Swaps with Floors	4	— (1)	2.96% – 3.58%	USD-LIBOR-BBA	Jan 2010	Jan 2012 - Jul 2012
Interest Rate Caps	2	800.0 million	2.50%	USD-LIBOR-BBA	Dec 2009	Jan 2011

(1)	Interest rate swaps with floors are hedging the same debt as the interest rate caps and become effective after the interest rate caps mature. At that point, in January 2011 they will have a notional value of $300.0 million.

According to the authoritative guidance for derivative and hedge accounting, the effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive (loss) income (“AOCI”) on the Consolidated Balance Sheet and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the six months ended June 27, 2010 and the six months ended June 28, 2009, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly as Interest expense in the Consolidated Statements of Operations. There was no hedge ineffectiveness on interest rate cash flow hedges recognized in the six months ended June 27, 2010 or the six months ended June 28, 2009.

Amounts reported in AOCI related to derivatives will be reclassified to Interest expense as interest payments are made on our variable-rate debt. Due to the counterparty bank declaring bankruptcy in October 2008, we discontinued prospectively the hedge accounting on our interest rate derivatives with Lehman Brothers Specialty Financing on the bankruptcy date as those hedging relationships no longer met the authoritative guidance for derivative and hedge accounting. We terminated these positions during the fourth quarter of 2008. We continue to report the net gain or loss related to the discontinued cash flow hedge in AOCI which is expected to be reclassified into earnings during the original contractual terms of the derivative agreements as the hedged interest payments are expected to occur as forecasted. For the six months ended June 27, 2010, $0.8 million and $1.8 million, respectively, was reclassified as an increase to Interest expense relating to the terminated hedges. For the six months ended June 28, 2009, $1.1 million and $2.4 million, respectively, was reclassified as an increase to Interest expense relating to the terminated hedges. During the next twelve months, we estimate that an additional $19.5 million will be reclassified as an increase to Interest expense relating to both active and terminated hedges.

Cash Flow Hedges of Foreign Exchange Risk

Our operations in Canada have exposed us to changes in the US Dollar – Canadian Dollar (USD-CAD) foreign exchange rate. From time to time, our Canadian subsidiary purchases inventory denominated in US Dollars (USD), a currency other than its functional currency. Our subsidiary sells that inventory in Canadian dollars. Our subsidiary uses currency forward and collar agreements to manage our exposure to fluctuations in the USD-CAD exchange rate. Currency forward agreements involve fixing the USD-CAD exchange rate for delivery of a specified amount of foreign currency on a specified date. Currency collar agreements involve the sale of Canadian Dollar (CAD) currency in exchange for receiving US dollars if exchange rates rise above an agreed upon rate and sale of USD currency in exchange for receiving CAD dollars if exchange rates fall below an agreed upon rate at specified dates.

As of June 27, 2010, we had the following foreign currency exchange contracts (in aggregate) that were designated as cash flow hedges of foreign exchange risk:

Product	Number of Instruments	Notional Sold in Aggregate	Notional Purchased in Aggregate	USD to CAD Exchange Rates	Trade Date	Maturity Dates
CAD Forward	30	$46.6 million CAD	$43.3 million USD	1.038-1.176	May 2009 - Mar 2010	Apr 2010 - Dec 2011
CAD Collar	6	$6.0 million CAD	$5.3 million USD	1.13	5/1/2009	Apr 2010 - Dec 2010

According to the authoritative guidance for derivative and hedge accounting, the effective portion of changes in the fair value of derivatives designated that qualify as cash flow hedges of foreign exchange risk is recorded in AOCI on the Consolidated Balance Sheet and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portions of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, are recognized directly in Cost of products sold in the Consolidated Statements of Operations. Hedge ineffectiveness on foreign exchange cash flow hedges amounted to a gain of less than $0.1 million in the six months ended June 27, 2010. Hedge ineffectiveness on foreign exchange cash flow hedges amounted to a gain of less than $0.1 million in the six months ended June 28, 2009.

Non-designated Hedges of Commodity Risk

Derivatives not designated as hedges are not speculative and are used to manage our exposure to commodity price risk but do not meet the authoritative guidance for derivative and hedge accounting. From time to time, we enter into commodity forward contracts to fix the price of natural gas, diesel fuel and heating oil purchases at a future delivery date. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in Cost of products sold in the Consolidated Statements of Operations.

As of June 27, 2010, we had the following natural gas swaps (in aggregate) and diesel fuel (in aggregate) that were not designated in qualifying hedging relationships:

Product	Number of Instruments	Notional Amount	Price	Trade Dates	Maturity Dates
Natural Gas Swap	2	252,537 MMBTU’s	$4.70-$5.87 per MMBTU	Mar 2009 - Feb 2010	Apr 2010 - Oct 2010
Diesel Fuel Swap	6	7,426,602 Gallons	$2.46 - $3.14 per Gallon	Feb 2009 - Mar 2010	Jun 2010 - Dec 2010

The table below presents the fair value of our derivative financial instruments as well as their classification on the Consolidated Balance Sheet as of June 27, 2010 and December 27, 2009.

	Tabular Disclosure of Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value As of June 27, 2010	Balance Sheet Location	Fair Value As of June 27, 2010
Derivatives designated as hedging instruments
Interest Rate Contracts	Other current assets	$—	Accrued liabilities	$10.2
		—	Other long-term liabilities	18.8
Foreign Exchange Contracts		—	Accrued liabilities	1.6
		—	Other long-term liabilities	—

Total derivatives designated as hedging instruments		$—		$30.6

Derivatives not designated as hedging instruments
Natural Gas Contracts		$—	Accrued liabilities	$0.1
Diesel Fuel Contracts	Other current assets	0.1		0.4

Total derivatives not designated as hedging instruments		$0.1		$0.5

	Tabular Disclosure of Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives

	Balance Sheet Location	Fair Value As of December 27, 2009	Balance Sheet Location	Fair Value As of December 27, 2009
Derivatives designated as hedging instruments
Interest Rate Contracts	Other assets, net	$0.2	Other long-term liabilities	$21.2
Foreign Exchange Contracts		—	Accrued liabilities	2.5

Total derivatives designated as hedging instruments		$0.2		$23.7

Derivatives not designated as hedging instruments
Natural Gas Contracts		$—	Accrued liabilities	$0.1
Heating Oil Contracts	Other current assets	—		—
Diesel Fuel Contracts	Other current assets	0.9		—

Total derivatives not designated as hedging instruments		$0.9		$0.1

The table below presents the effect of our derivative financial instruments on the Consolidated Statements of Operations and Accumulated other comprehensive (loss) income as of the six months ending June 27, 2010 and the six months ended June 28, 2009.

Tabular Disclosure of the Effect of Derivative Instruments

Gain/(Loss)

Derivatives in Cash Flow Hedging Relationships	Recognized in AOCI on Derivative (Effective Portion)	Effective portion reclassified from AOCI to:	Reclassified from AOCI into Earnings (Effective Portion)	Ineffective portion reclassified from AOCI to:	Recognized in Earnings on Derivative (Ineffective Portion)
Interest Rate Contracts	$(16.6)	Interest expense	$(10.4)	Interest expense	$—
Foreign Exchange Contracts	(0.5)	Cost of products sold	(1.4)	Cost of products sold	—

Six months ended June 27, 2010	$(17.1)		$(11.8)		$—

Interest Rate Contracts	$(9.7)	Interest expense	$(9.3)	Interest expense	$—
Foreign Exchange Contracts	(1.2)	Cost of products sold	2.1	Cost of products sold	—

Six months ended June 28, 2009	$(10.9)		$(7.2)		$—

Derivatives Not Designated as Hedging Instruments	Recognized in Earnings on:	Recognized in Earnings on Derivative
Natural Gas Contracts	Cost of products sold	$(0.4)
Diesel Contracts	Cost of products sold	(1.0)

Six months ended June 27, 2010		$(1.4)

Natural Gas Contracts	Cost of products sold	$(1.2)
Heating Oil Swaps	Cost of products sold	0.1

Six months ended June 28, 2009		$(1.1)

Credit-risk-related Contingent Features

We have an agreement with Barclays that contains a provision whereby we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness. As of June 27, 2010, the fair value of interest rate contracts in a net liability position related to these agreements was $30.1 million, which includes accrued interest of $1.2 million but excludes any adjustment for nonperformance risk of $1.3 million. For the same counterparty, the fair value of foreign exchange derivative contracts in a net liability position related to these agreements was $1.7 million which excludes any adjustment for nonperformance risk of $0.1 million. For the same counterparty, the fair value of natural gas contracts in a net liability position related to these agreements was $0.1 million. For the same counterparty, the fair value of diesel contracts in a net asset position related to these agreements was $0.4 million. If we breached any of these provisions, we could be required to settle our obligations under the agreements at their termination value of $32.3 million. As of June 27, 2010, we had not posted any collateral related to these agreements. As of December 27, 2009, the fair value of interest rate contracts in a net liability position related to these agreements was $23.1 million, which includes accrued interest of $1.0 million but excludes any adjustment for nonperformance risk of $1.0 million. For the same counterparty, the fair value of foreign exchange derivative contracts in a net liability position related to these agreements was $2.6 million, which excludes any adjustment for nonperformance risk of $0.1 million. For the same counterparty, the fair value of natural gas contracts in a net liability position related to these agreements was $0.1 million. For the same counterparty, the fair value of heating oil contracts in a net asset position related to these agreements was less than $0.1 million. If we breached any of these provisions, we could be required to settle our obligations under the agreements at their termination value of $25.8 million. As of December 27, 2009, we had not posted any collateral related to these agreements.

We also have an agreement with Credit Suisse Group that contains a provision whereby we could be declared in default on our derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to our default on the indebtedness. As of June 27, 2010, the fair value of interest rate contracts in a net liability position related to these agreements was $1.5 million, which excludes any adjustment for nonperformance risk of $0.1 million. As of December 27, 2009, the fair value of interest rate contracts in a net liability position related to these agreements was $0.1 million, which does not include any adjustment for nonperformance risk.

Accounting Policies and Pronouncements

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires the use of judgment, estimates and assumptions. We make such subjective determinations after careful consideration of our historical performance, management’s experience, current economic trends and events and information from outside sources. Inherent in this process is the possibility that actual results could differ from these estimates and assumptions for any particular period.

Our significant accounting policies are detailed in Note 2 of our audited consolidated financial statements. The following areas are the most important and require the most difficult, subjective judgments.

Revenue recognition. Revenue consists of sales of our food products. We recognize revenue from product sales upon shipment to our customers, at which point title and risk of loss are transferred and the selling price is fixed or determinable. Shipment completes the revenue-earning process, as an arrangement exists, delivery has occurred, the price is fixed and collectability is reasonably assured. We estimate discounts and product return allowances based upon our historical performance, management’s experience and current economic trends and record them as a reduction of sales in the same period that the revenue is recognized. Variances between historical estimates and actual results have not been significant.

Trade and consumer promotional expenses. We offer various sales incentive programs to retailers and consumers. We record consumer incentive and trade promotion costs as a reduction of revenues in the year in which we offer these programs. The recognition of expense for these programs involves the exercise of judgment related to performance and redemption estimates that we base on historical experience and other factors. Actual expenses may differ if the level of redemption rates and performance vary from estimates. We also record slotting fees, which refers to payments to retailers to obtain shelf placement for new and existing product introductions. We reduce revenues for the amount of slotting estimated to each customer in full at the time of the first shipment of the new product to that customer.

Inventories. We state inventories at the lower of average cost or market. In determining market value, we provide allowances to adjust the carrying value of our inventories to the lower of cost or net realizable value, including any costs to sell or dispose. Appropriate consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value. These adjustments are estimates, which could vary significantly from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from expectations.

Goodwill and Indefinite-lived tradenames. We evaluate the carrying amount of goodwill for impairment on an annual basis, in December, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The goodwill impairment review consists of a two-step process of first comparing the fair value of the reporting unit with its carrying value. If this fair value exceeds the carrying value, no further analysis or goodwill impairment charge is required. If the fair value is below the carrying value, the Company would proceed to the next step, which is to measure the amount of the impairment loss. The impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. To measure the implied fair value goodwill we would make a hypothetical allocation of the estimated fair value of the reporting unit to the tangible and intangible assets (other than goodwill) within the respective reporting unit using the same rules for determining fair value and allocation under the authoritative guidance for business combination as we would use if it were an original purchase price allocation. If the implied fair value of the reporting unit’s goodwill is less than its carrying amount the shortfall would be charged to earnings.

In estimating the fair value or our reporting units we primarily use the income approach, which utilizes forecasted discounted cash flows to estimate the fair value. The utilization of the income approach utilizes management’s business plans and projections as the basis for expected future cash flows for five years. In addition, we make significant assumptions including regarding long-term growth rates and discounts rates. In our recent impairment tests, we forecasted cash flows for five years plus a terminal year and assumed a discount rate of 9.0%. Such cash flows for each of the five years and terminal year assume growth rates that generally average between 0% and 3.0%, which are determined based upon our expectations for each of the individual reporting units and are consistent within the industry.

The results of this test indicated that none of the reporting units were impaired. However, the Frozen Breakfast reporting unit, which has $98.5 million of goodwill allocated to it, exceeded its carrying value by only 1%. Management’s assumptions used to forecast the discounted cash flow of the Frozen Breakfast reporting unit included the exit of marginally profitable private label business and the elimination of other low profit retail items in the near term and then modest growth after that (less than 1%). We also projecting a 1% growth factor in the terminal year and that the exit of these lines will result in improved margins. An unfavorable change to any of these assumptions could result in an impairment of the Frozen Business reporting unit goodwill and, in turn, impact our consolidated financial results.

We also evaluate the carrying amount of our tradenames for impairment on an annual basis, in December, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying value. If the carrying value of a tradename exceeds its fair value at the time of the evaluation, we would charge the shortfall to earnings.

To estimate the fair value of our tradenames we primarily use an income approach, which utilizes forecasted discounted cash flows to estimate the fair value. The utilization of the income approach requires us to make significant assumptions including long-term growth rates, implied royalty rates and discount rates. In fiscal 2009, the results include a $1.3 million impairment of the Swanson tradename. In fiscal 2008, the results include an impairment of the Van de Kamp’s ($8.0 million), Mrs. Paul’s ($5.6 million), Lenders ($0.9 million) and Open Pit tradenames ($0.6 million). In fiscal 2007, the results include a $1.2 million impairment of the Open Pit tradename.

Pensions and retiree medical benefits. We provide pension and post-retirement benefits to certain employees and retirees. Determining the costs associated with such benefits depends on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with GAAP, perform the required calculations to determine expense. We generally accumulate actual results that differ from the actuarial assumptions and amortize such results over future periods.

Insurance reserves. We are self-insured and retain liabilities under our worker’s compensation insurance policy. We estimate the outstanding retained-insurance liabilities by projecting incurred losses to their ultimate liability and subtracting amounts paid-to-date to obtain the remaining liabilities. We base actuarial estimates of ultimate liability on actual incurred losses, estimates of incurred but not yet reported losses—based on historical information from both us and the industry—and the projected costs to resolve these losses. Retained-insurance liabilities may differ based on new events or circumstances that might materially impact the ultimate cost to settle these losses.

Income taxes. We record income taxes based on the amounts that are refundable or payable in the current year, and we include results of any difference between generally accepted accounting principles and U.S. tax reporting that we record as deferred tax assets or liabilities. We review our deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in our tax provision in the period of change. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

Stock-based compensation. We use the authoritative guidance for stock compensation accounting using the modified prospective transition method to calculate stock-based compensation. The guidance requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense using the straight-line method over the requisite service periods in our Consolidated Statements of Operations.

We currently use the Black-Scholes option-pricing model as our method of valuation for stock-based awards. Since our stock is not publicly traded, the determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is based upon estimates of enterprise value as well as assumptions regarding a number of highly complex and subjective variables. The estimated enterprise value is based upon forecasted cash flows for five years plus a terminal year and an assumed discount rate. The other variables used to determine fair value of stock-based payment awards include, but are not limited to, the expected stock price volatility of a group of industry comparable companies over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable.

Because our employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of our employee stock-based awards. Although the fair value of employee stock awards is determined in accordance with the authoritative guidance for stock compensation using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

Recently Issued Accounting Pronouncements

In December 2007, the FASB updated the authoritative guidance for business combinations. Under the December 2007 update, all business combinations are still required to be accounted for at fair value under the acquisition method of accounting but the updated guidance changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The updated guidance for business combinations is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. The authoritative guidance for business combinations amends the authoritative guidance for income tax accounting such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of updated guidance for business combinations (released in December 2007), would also apply the provisions of the updated guidance for business combinations. Early adoption is not permitted. The adoption of the updated authoritative guidance for business combinations will have an impact on our accounting for future business combinations on a prospective basis once adopted; however, the materiality of that impact cannot be determined. The accounting for the Birds Eye Acquisition was performed in accordance with this guidance.

In April 2009, the FASB updated the authoritative guidance for business combinations. The April 2009 update amends and clarifies the authoritative guidance of business combinations to address application issues associated with initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The updated authoritative guidance for business combinations is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this standard will have an impact on our accounting for future business combinations on a prospective basis once adopted; however, the materiality of that impact cannot be determined. The accounting for the Birds Eye Acquisition was performed in accordance with this guidance.

In December 2007, the FASB issued the authoritative guidance for noncontrolling interests in consolidated financial statements. This guidance is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with earlier adoption prohibited. This guidance requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net earnings attributable to the noncontrolling interest will be included in consolidated net earnings on the face of the statement of operations. It also amends consolidation procedures for consistency with the requirements of the authoritative guidance for business combinations. The guidance for noncontrolling interests in consolidated financial statements also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This guidance has not had any impact on the reporting of our financial position or the results of operations.

In March 2008, the FASB revised the authoritative guidance for derivative and hedge accounting. The guidance requires enhanced disclosures about derivative and hedging activities. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We adopted this guidance in the first quarter of 2009 and have included enhanced disclosure in Note 14 of our audited consolidated financial statements and in Note 11 of our unaudited consolidated financial statements.

In April 2009, the FASB updated the authoritative guidance for measuring fair value. The April 2009 update provides additional guidance on factors to consider in estimating fair value when there has been a significant decrease in market activity for a financial asset. The guidance is effective for interim and annual periods ending after June 15, 2009. We adopted the guidance during the quarter ended September 27, 2009 and it did not have a material impact on our consolidated financial position or results of operations.

In November 2008, the FASB updated the authoritative guidance for intangible assets. The November 2008 update provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with the authoritative guidance for business combinations and the authoritative guidance for measuring fair value by including the estimated useful life that should be assigned to such assets. The updated authoritative guidance for intangible assets is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this guidance did not have a material impact on our consolidated financial position or results of operations.

In December 2008, the FASB issued authoritative guidance on defined benefit plans. The release provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance is effective for fiscal years ending after December 15, 2009. The implementation of this guidance did not have a material impact on our consolidated financial position or results of operations and the enhanced disclosures have been included for the fiscal year ended December 27, 2009.

In April 2009, the FASB amended the authoritative guidance on financial instruments to require disclosure of the fair value of financial instruments in interim financial statements as well as annual financial statements. The adoption of this guidance will have no impact to us as we already provide these disclosures in our interim financial statements.

In April 2009, the FASB issued authoritative guidance on investment in debt securities. This guidance clarifies the interaction of the impairment factors that should be considered when applied prospectively beginning in the second quarter of 2009. Upon adoption during the quarter ended September 27, 2009, this guidance did not have a material impact on our consolidated financial position or results of operations.

In May 2009, the FASB issued guidance regarding subsequent events, which was subsequently updated in February 2010. This guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009, and was therefore adopted by us for the second quarter 2009 reporting. The adoption did not have a significant impact on the subsequent events that we report, either through recognition or disclosure, in the consolidated financial statements. In February 2010, the FASB amended its guidance on subsequent events to remove the requirement to disclose the date through which an entity has evaluated subsequent events, alleviating conflicts with current SEC guidance. This amendment was effective immediately and we therefore removed the disclosure in our annual report on Form 10-K for the fiscal year ended December 27, 2009.

In June 2009, the FASB issued the authoritative guidance for variable interest entities. This guidance clarifies the characteristics that identify a variable interest entity (VIE) and changes how a reporting entity identifies a primary beneficiary that would consolidate the VIE from a quantitative risk and rewards calculation to a qualitative approach based on which variable interest holder has controlling financial interest and the ability to direct the most significant activities that impact the VIE’s economic performance. This guidance requires the primary beneficiary assessment to be performed on a continuous basis. It also requires additional disclosures about an entity’s involvement with VIE, restrictions on the VIE’s assets and liabilities that are included in the reporting entity’s consolidated balance sheet, significant risk exposures due to the entity’s involvement with the VIE, and how its involvement with a VIE impacts the reporting entity’s consolidated financial statements. The authoritative guidance for variable interest entities is effective for fiscal years beginning after November 15, 2009. We adopted this guidance in the first quarter of 2010 and it did not have a material impact on our consolidated financial position or results of operations.

In June 2009, the FASB updated guidance for generally accepted accounting principles (“GAAP”). The updated guidance establishes only two levels of U.S. GAAP, authoritative and nonauthoritative. The FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative, nongovernmental GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The June 2009 updated guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. We adopted this guidance in the third quarter of 2009.

In August 2009, the FASB updated the authoritative guidance for measuring the fair value of liabilities. The update provides guidance on the valuation techniques that are used in measuring the fair market value of a liability when quoted price in an active market is not available. The techniques include using the quoted price for identical or similar liabilities. Other techniques include the use of an income approach, such as present value techniques, or a market approach, such as a technique that is based on the amount at the measurement date that a reporting entity would pay to transfer the identical liability or pay to receive the identical liability. The guidance is effective for the first reporting period after issuance. We adopted this guidance in the third quarter 2009 and it did not have a material impact on our consolidated financial position or results of operations.

In January of 2010, the FASB updated the authoritative guidance for fair value disclosure. The updated guidance requires new disclosures for significant transfers in and out of Level 1 and 2 of the fair value hierarchy and activity within Level 3 of the fair value hierarchy. The update provides amendments to the level of disaggregation that an entity should provide in each class of assets and liabilities, as well as disclosures about the inputs and valuation techniques used to measure fair value. The updated guidance is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We adopted this guidance in the first quarter of 2010 and it did not have a material impact on our consolidated financial position or results of operations.

INDUSTRY

The U.S. packaged food manufacturing industry has historically been characterized by relatively stable sales growth, driven primarily by population growth and modest sales price increases. Given the non-discretionary nature of food consumption, our industry historically has demonstrated stability during periods of economic recession. In recent years, our industry has been characterized by a number of broad trends, including:

•

Changing Consumer Lifestyles. Food manufacturers are highly attuned to changing consumer preferences and needs, and have responded to consumers’ increasingly busy lifestyles and greater focus on health and nutrition by introducing a variety of convenient, high-quality, and healthy food products and meal solutions. Industry participants seek to gain a competitive advantage by addressing consumer needs through new product introductions, core product renovations, and marketing. Pinnacle continues to expand and refine its brands and offerings so they remain relevant and continue to be preferred by consumers.

•

Channel Shifting. Consumers are increasingly purchasing food products at outlets other than traditional grocery retailers. Mass merchandisers, club stores, dollar stores, and other alternative channels are gaining share versus traditional grocery stores, though at a slower rate than at the peak of the recession. Pinnacle is well positioned in grocery and alternative channels, maintaining strong customer relationships across key retailers in each segment.

•

Return to Eating at Home. Historically, U.S. consumers had been increasing the proportion of their food consumption at restaurants and other food service venues. Recently, however, this trend has reversed with more consumers eating at home, which we believe has been driven by consumers’ increased desire to spend time with family in the home, the growing popularity of cooking as a leisure activity, and consumers’ renewed focus on managing their personal finances prudently given the economic environment. We are taking advantage of these trends through increased targeted marketing and new product introductions.

•

Increase in Private Label. Private label and store brands represent approximately 20% of total packaged food purchases at grocery retail, up from 18.5% a year ago. We believe the recent rise in private label share has been driven by consumers’ increased focus on product costs, certain retailers’ support of store brands, and the improved quality of some private label offerings. However, we believe that brands with well established equities, strong awareness, and consumer preference that continue to differentiate themselves and provide value to the consumer are well positioned to withstand private label competition. In addition there is significant private label penetration in only four of the thirteen categories in which we compete. Therefore, we do not believe the increase in private label presents significant risk for us.

The packaged food industry is comprised of numerous product categories, each with their own unique competitive dynamics. Pinnacle competes in the various categories within the food industry as described below under the caption “—Our Products.”

Our Products

Our product portfolio consists of a diverse mix of product lines and leading, well-recognized brands. Our major brands hold leading market positions in their respective retail markets and enjoy high consumer awareness. Through our managed broker network, our products reach all traditional classes of trade, including grocery wholesalers and distributors, grocery stores and supermarkets, convenience stores, mass and drug merchandisers and warehouse clubs. We also distribute a select assortment of our products through foodservice and private label channels.

Birds Eye Frozen Division

Frozen vegetables. Birds Eye is the largest brand in the $2.5 billion frozen vegetables category. Collectively, our steamed and non-steamed product offerings hold the #1 position with a 26.6% market share.

With the launch of Birds Eye Steamfresh vegetables in January 2006, Birds Eye was the first company to capture a nationwide market share with a product that enables consumers to conveniently steam vegetables in microwaveable packaging. The steamed segment represents approximately 29% of the overall category, and Birds Eye holds a 51.2% market share of the steamed segment. The non-steamed segment comprises 71% of the overall category, and Birds Eye holds a 16.6% market share of the non-steamed segment. We believe that enhancing vegetables is a great way to encourage healthy and nutritious eating in America, by elevating the taste experience. In July of 2009, we launched six new Birds Eye Steamfresh Lightly Sauced items as part of an enhanced vegetable portfolio. The six Birds Eye Steamfresh Lightly Sauced items have generated $42 million in retail sales. Building on the success of the 2009 launch, in July, 2010, we introduced three new items to the Birds Eye Steamfresh Lightly Sauced line: Rotini and Vegetables with Garlic Butter Sauce, Rigatoni and Vegetables with Tomato Parmesan Sauce and Roasted Red Potatoes with Garlic Butter Sauce.

Frozen complete bagged meals. We compete in the frozen complete bagged meals category with our Birds Eye Voila! brand. Birds Eye Voila! is the #2 competitor in the $587 million frozen complete bagged meals segment, with a 16.6% market share. Birds Eye Voila! frozen complete bagged meals offer consumers value-added meal solutions that include a protein, starch, and vegetables in one convenient package.

Single-serve frozen dinners and entrées. Our single-serve frozen dinners and entrées consist primarily of products under the Hungry-Man and Swanson brands. Hungry-Man is a highly differentiated brand with strong brand awareness and is uniquely positioned to male consumers. This distinctive position has been increasingly valuable to our retail customers as the percentage of food shopping done by men has grown. Our Hungry-Man and Swanson brands collectively are the #4 participant in the $1.9 billion single-serve full-calorie frozen dinners and entrées segment. We use the Swanson brand under license from the Campbell Soup Company and its affiliate, CSC Brands, Inc.

Frozen prepared seafood. Our frozen prepared seafood products, marketed under the Mrs. Paul’s and Van de Kamp’s brands, include breaded and battered fish sticks and fish fillets, lightly breaded fish, breaded shrimp, and some specialty seafood items. The Van de Kamp’s brand started in Los Angeles and dates back to 1915, and the Mrs. Paul’s brand started in Philadelphia and dates back to the mid-1940s. We utilize a dual-brand strategy to capitalize on the well-developed regional positions of the Van de Kamp’s and Mrs. Paul’s brands. In 2009, our brands dramatically upgraded product quality based on consumer preference, we continue to benefit from this investment experiencing year-over-year growth in 2010 in retail sales of 11.9% and market share gain of 2.0 percentage points. Van de Kamp’s and Mrs. Paul’s brands collectively hold the #2 position with a 19.0% market share in the $604 million frozen prepared seafood category.

Frozen breakfast. Our frozen breakfast products are marketed under the Aunt Jemima brand and include waffles, pancakes, French toast, breakfast entrées, and savory breakfast handhelds. The Aunt Jemima brand was established over a century ago and enjoys high brand awareness and quality rankings. We use the Aunt Jemima brand under license from The Quaker Oats Company. Aunt Jemima is positioned to families as a warm, wholesome breakfast for busy mornings. The Aunt Jemima brand is currently the #4 brand in the $1.4 billion frozen breakfast category with a 10.4% market share. Recent Aunt Jemima share gain has been positively impacted by a competitor’s disruption in supply. Aunt Jemima is the #2 brand in both the $664 million grain segment, which includes frozen waffles, pancakes and French toast, and the $570 million protein segment, which includes frozen breakfast entrées and savory breakfast handhelds.

Bagels. Our bagel products primarily consist of Lender’s packaged bagels, which are distributed among all scannable (pre-packaged) sections of the grocery store (i.e., the frozen, refrigerated, and fresh bread aisles). Founded in 1927, Lender’s ranks #3 with an 8.2% market share of the $661 million pre-packaged bagel category. The brand has the leading market share in both refrigerated and frozen bagel segments.

Frozen pizza-for-one. We market frozen pizza under the Celeste brand, which dates back to the 1940s. Celeste is the #4 brand in the $707 million frozen pizza-for-one category, with a 9.7% market share. Its sales are concentrated in the Northeast, Chicago, Florida, and California markets. Celeste is positioned as a high quality meal at an affordable price.

Duncan Hines Grocery Division

Baking mixes and frostings. Our baking mixes and frostings include Duncan Hines cake mixes, ready-to-serve frostings, brownie mixes, muffin mixes, and cookie mixes. Duncan Hines was introduced as a national brand in 1956 when Duncan Hines, a renowned restaurant critic and gourmet, launched the brand as part of his efforts to bring restaurant-quality food to American homes. Duncan Hines has expanded its presence at retail over the past year through a commitment to innovation, including Decadent Carrot Cake Mix in 2008 and Duncan Hines Whole Grain Muffins in 2009. In 2010, Duncan Hines launched Amazing Glazes, a light, decadent dessert topping in both chocolate and vanilla flavors. This heat and pour topping establishes a new sub segment unique from spreadable frosting. Also in 2010 we continued to expand our line of Decadent Cake with the introduction of Duncan Hines Decadent Triple Chocolate Cake and Duncan Hines Decadent Apple Caramel Cake. Duncan Hines is the #2 brand with a 17.2% market share of the $1.4 billion baking mixes and frostings category. All Duncan Hines products are produced by contract manufacturers.

Shelf-stable pickles, peppers, and relish. We offer a complete line of shelf-stable pickle, pepper, and relish products that we market and distribute nationally, primarily under the Vlasic brand, and regionally under the Milwaukee’s and Wiejske Wyroby brands. Our Vlasic brand, represented by its trademark Vlasic stork, was introduced over 65 years ago and has the highest consumer awareness and quality ratings in the pickle category. Vlasic is the #1 brand in the $979 million shelf-stable pickles, peppers, and relish category, with an 18.9% share of the overall category and a 30.1% share of the $523 million shelf-stable pickle segment.

Table syrups. Our table syrups primarily include products marketed under the Log Cabin and Mrs. Butterworth’s brands. Log Cabin was introduced in 1888 and, with its cabin-shaped bottle and distinct maple flavor, appeals to a broad consumer base. In 2009, we converted our Log Cabin regular and lite recipes to a natural sugar formula, becoming the only national table syrup brand to offer a product without high-fructose corn syrup. In 2010 we launched Log Cabin All Natural, becoming the only national table syrup brand to offer an all natural product. Mrs. Butterworth’s was introduced in 1962 and, with its distinctive grandmother-shaped bottle and thick, rich, and buttery flavor, appeals to families with children. In 2009, the brand sponsored a contest to guess Mrs. Butterworth’s first name, and received extensive media coverage, reflecting the brand’s iconic status and highly-engaged consumer franchise. Both of our table syrup brands are available in original, lite, and sugarfree varieties. In the $468 million table-syrup category, Mrs. Butterworth’s and Log Cabin hold the #2 position with a 18.1% market share.

Canned meat. Our canned meat products are marketed primarily under the Armour brand. Armour was introduced in 1868 by Philip Danforth Armour for California gold miners. Armour is the #3 brand in the $1.2 billion canned meat category, with a 7.5% market share, and is the #1 brand in the Vienna sausage, potted meat, and sliced dried beef segments. Armour Vienna sausage has particularly high penetration in the Southeastern United States, where it is an important and high-volume product for retailers. Armour has a broad product line which also includes stews, chilis, and hashes. We use the Armour Brand under license from Smithfield Foods, successor to ConAgra, Inc. We also sell canned meat products regionally under the Brooks and Nalley brands.

Pie and Pastry Fillings. Our pie and pastry filling products are marketed under the Comstock and Wilderness brands, which combined are the #1 participant with a 26.2% market share in the $200 million category. We utilize a dual-brand strategy to capitalize on the well-developed regional positions of Comstock in the Eastern United States and Wilderness in the Western United States.

Barbecue sauce. We market a complete line of barbecue sauce products under the Open Pit brand, which was introduced in 1955. Open Pit is a regional brand that competes primarily in Midwest markets, where it has a competitive market share.

Canada. In Canada we distribute our Hungry-Man and Swanson frozen dinners and entrees, Duncan Hines baking mixes and frostings, Aunt Jemima frozen breakfast, and Vlasic pickles. Our Hungry-Man and Swanson brands with a 20.7% market share collectively hold the #3 position in the C$276 million single-serve full-calorie dinners and entrées segment. Duncan Hines with a 29.7% market share holds the #2 position in the C$82 baking mixes and frostings category. Aunt Jemima with a 8.2% market share holds the #3 position in the C$120 frozen breakfast category. Vlasic with a 13.7% market share holds the #2 position in the C$13 million shelf-stable pickles category.

Specialty Foods Division

Snack Products. Our snack products primarily consist of Tim’s Cascade and Snyder of Berlin. These brands have strong local awareness and hold leading market share positions in their core geographic markets.

Food Service and Private Label. We distribute frozen breakfast, frozen dinners, bagels, pickles, peppers, and relish, canned meat, and table syrup through the food service channel. We also manufacture private label and/or co-pack products for canned meats, pickles, peppers, and relish, and frozen seafood.

BUSINESS

We are a leading manufacturer, marketer, and distributor of branded, high-quality dry and frozen packaged food products in North America. Our major brands hold leading market positions in their respective retail categories and enjoy high consumer awareness. Our products are sold through a combination of a national sales broker, regional sales brokers, and a direct sales force that reaches supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, dollar stores, drug stores, warehouse clubs, foodservice, and other alternative channels in the United States and Canada. We also distribute a selection of our products in Mexico, the Caribbean, and Latin America. The combination of new product innovation, core product renovation, effective consumer marketing, and strategic acquisitions have helped us create and grow our diverse brand portfolio. The address of our website is www.pinnaclefoods.com. The information on our website is not incorporated by reference into this prospectus.

On December 23, 2009, we acquired all of the common stock of Birds Eye Foods, Inc. (“Birds Eye”) (the “Birds Eye Acquisition”). Birds Eye’s product offering includes an expanding platform of healthy, high-quality frozen vegetables and frozen meals and a portfolio of primarily branded specialty dry foods which are well-aligned with our existing dry foods segment. Frozen food products are marketed under the Birds Eye brand name, which holds the #1 market share in frozen vegetables and the #1 market share in the value sub-segment of complete bagged meals. Birds Eye markets traditional boxed and bagged frozen vegetables, as well as steamed vegetables using innovative steam-in-packaging technology, under the Birds Eye and Birds Eye Steamfresh brands. Birds Eye’s complete bagged meals, marketed primarily under the value-oriented Birds Eye Voila! brand, offer consumers value-added meal solutions that include a protein, starch, and vegetables in one convenient package. Birds Eye’s branded specialty dry food products hold leading market share positions in their core geographic markets, and include Comstock and Wilderness fruit pie fillings and toppings, Brooks and Nalley chili and chili ingredients, and snack foods by Tim’s Cascade and Snyder of Berlin.

Pinnacle’s products and operations are managed and reported in three operating segments: the Birds Eye Frozen Division, the Duncan Hines Grocery Division and Specialty Foods Division. Our United States retail frozen vegetables (Birds Eye), single-serve frozen dinners and entrées (Hungry-Man, Swanson), multi-serve frozen dinners and entrées (Birds Eye Voila!), frozen seafood (Van de Kamp’s, Mrs. Paul’s), frozen breakfast (Aunt Jemima), bagels (Lender’s), and frozen pizza (Celeste) are reported in the Birds Eye Frozen Division. Our baking mixes and frostings (Duncan Hines), shelf-stable pickles, peppers and relish (Vlasic), barbeque sauces (Open Pit), pie fillings (Comstock, Wilderness), syrups (Mrs. Butterworth’s and Log Cabin), salad dressing (Bernstein’s), canned meat (Armour, Nalley, Brooks) and all Canadian operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade and Snyder of Berlin) and our food service and private label businesses.

Our History

Pinnacle Foods Group Inc., (“PFGI”) was incorporated under Delaware law on June 19, 1998. Pinnacle Foods Finance LLC and Pinnacle Foods Finance Corp. were formed under Delaware law on March 5, 2007 and February 28, 2007, respectively. Our principal executive offices are located at 1 Bloomfield Avenue, Mountain Lakes, New Jersey 07046. Our telephone number is (973) 541-6620.

Armour Acquisition

On March 1, 2006, PFGI acquired certain assets and assumed certain liabilities of the food products business (the “Armour Business”) of The Dial Corporation for $189.2 million in cash, including transaction expenses. The Armour Business is a leading manufacturer, distributor, and marketer of products in the $1.2 billion canned meat category. The Armour Business offers products in twelve of the fifteen segments within the canned meat category and maintains the leading market position in the Vienna sausage, potted meat, and sliced beef categories. The business also includes meat spreads, chili, luncheon meat, corned and roast beef hash, and beef stew. The majority of the products are produced at the manufacturing facility located in Ft. Madison, Iowa, which was acquired in the transaction. Products are sold under the Armour brand name as well as through certain private label and co-pack arrangements.

Blackstone Transaction

On February 10, 2007, Crunch Holding Corp. (“CHC”), a Delaware corporation and the parent company of PFGI, entered into an Agreement and Plan of Merger with Peak Holdings LLC (“Peak Holdings”), a Delaware limited liability company controlled by affiliates of The Blackstone Group L.P. (“Blackstone”), Peak Acquisition Corp. (“Peak Acquisition”), a wholly-owned subsidiary of Peak Holdings, and Peak Finance LLC (“Peak Finance”), an indirect wholly-owned subsidiary of Peak Acquisition, providing for the acquisition of CHC. Under the terms of the Agreement and Plan of Merger, the purchase price for CHC was $2,162.5 million in cash less the amount of indebtedness (including capital lease obligations) of CHC and its subsidiaries outstanding immediately prior to the closing and certain transaction costs, subject to purchase price adjustments based on the balance of working capital and indebtedness as of the closing. Pursuant to the Agreement and Plan of Merger, immediately prior to the closing, CHC contributed all of the outstanding shares of capital stock of its wholly-owned subsidiary PFGI to a newly-formed Delaware limited liability company, PFF. At the closing, Peak Acquisition merged with and into CHC, with CHC as the surviving corporation, and Peak Finance merged with and into PFF, with PFF as the surviving entity. As a result of this transaction, CHC became a wholly-owned subsidiary of Peak Holdings. This transaction (the “Blackstone Transaction”) closed on April 2, 2007.

Reorganization of Subsidiaries

In order to simplify administrative matters and financial reporting and to place both frozen foods and dry foods under one entity, we consummated a reorganization of our subsidiaries in September 2007 (the “Reorganization”) whereby we formed Pinnacle Foods International Corp., a Delaware corporation (“PF International”) on September 26, 2007, as a subsidiary to Pinnacle Foods Corporation (“PFC”). In connection with the Reorganization, PFC contributed all of the issued and outstanding shares of Pinnacle Foods Canada Corp. (“PF Canada”) to PF International making PF International the parent of PF Canada. As a further step to our Reorganization, on September 30, 2007, two of our domestic operating subsidiaries, Pinnacle Foods Management Corporation (“PF Management”) and PFC, merged with and into PFGI. As a final step to the Reorganization, PFGI was converted from a Delaware corporation into a Delaware limited liability company under Delaware law on October 1, 2007 under the name Pinnacle Foods Group LLC.

Birds Eye Acquisition

On November 18, 2009, PFG LLC entered into the Stock Purchase Agreement with Birds Eye Holdings and Birds Eye Foods, Inc. pursuant to which PFG LLC will acquire all of the issued and outstanding common stock of Birds Eye Foods, Inc. from Birds Eye Holdings. PFG LLC is controlled by Blackstone. At the closing of the Birds Eye Acquisition on December 23, 2009, PFG LLC purchased all of the outstanding shares of Birds Eye’s common stock, par value $0.01 per share, for a purchase price of $670.0 million in cash. In connection with the closing, all the existing indebtedness of Birds Eye outstanding as of the date of closing of the Birds Eye Acquisition was repaid, including accrued interest.

The following chart illustrates our growth:

Date	Event	Selected Brands Acquired
2001	• Pinnacle Foods Holding Corporation formed by Hicks, Muse, Tate & Furst Incorporated and CDM Investor Group LLC to acquire the North American business of Vlasic Foods International Inc.	• Hungry-Man and Swanson (1) • Vlasic • Open Pit

2003	• Crunch Holding Corp., indirectly owned by J.P. Morgan Partners LLC, J.W. Childs Associates, L.P. and CDM Investor Group LLC acquire Pinnacle Foods Holding Corporation

2004	• Merger of Pinnacle Foods Holding Corporation with Aurora completed and surviving company renamed Pinnacle Foods Group Inc.	• Duncan Hines • Van de Kamp’s and Mrs. Paul’s • Log Cabin and Mrs. Butterworth’s • Lender’s • Celeste • Aunt Jemima (frozen breakfast products) (1)

2006	• Acquired Armour Business from the Dial Corporation	• Armour (1)

2007	• Crunch Holding Corp. acquired by The Blackstone Group

2009	• Birds Eye Foods, Inc. acquired by Pinnacle Foods Group LLC	• Birds Eye • Birds Eye Steamfresh • Birds Eye Voila! • Comstock • Wilderness • Brooks • Nalley • Tim’s Cascade • Snyder of Berlin

(1)	We manufacture and market these products under licenses granted by Campbell Soup Company (Swanson), the Quaker Oats Company (Aunt Jemima) and Smithfield Foods (Armour). These licenses are discussed further in “Business—Trademarks and Patents”.

Marketing, Sales and Distribution

Our marketing programs consist of consumer advertising, consumer promotions, trade promotions, direct marketing, and public relations. Our advertising consists of television, newspaper, magazine, and web advertising aimed at increasing consumer preference and usage of our brands. Consumer promotions include free trial offers, targeted coupons, and on-package offers to generate trial usage and increase purchase frequency. Our trade promotions focus on obtaining retail feature and display support, achieving optimum retail product prices, and securing retail shelf space. We continue to shift our marketing efforts toward building long-term brand equity through increased consumer marketing.

We sell a majority of our products in the United States through one national broker with whom we have a long-term working relationship. In Canada, we use one national broker to distribute the majority of our products. We employ other brokers for the foodservice and club channels. Through this sales broker network, our products reach all traditional classes of trade, including supermarkets, grocery wholesalers and distributors, mass merchandisers, super centers, convenience stores, drug stores, warehouse clubs, foodservice, and other alternative channels.

Due to the different demands of distribution for frozen and shelf-stable products, we maintain separate distribution systems. Our frozen product warehouse and distribution network consists of 18 locations. Frozen products are distributed by means of six owned and operated warehouses at our Fayetteville, Arkansas, Mattoon, Illinois, Waseca, Minnesota, Fulton, New York, Jackson, Tennessee and Darien, Wisconsin plants. In addition, we utilize ten distribution centers in the United States and two distribution centers in Canada, all of which are owned and operated by third-party logistics providers. Our dry product warehouse and distribution network consists of 15 locations. Dry foods products are distributed through a system of fourteen distribution sites in the United States, which include six warehouses that are owned and operated by us at our plants in Millsboro, Delaware, St. Elmo, Illinois, Ft. Madison, Iowa. Fennville, Michigan, Imlay City, Michigan and Tacoma, Washington, as well as eight other locations which are owned and operated by third-party logistics providers. We also distribute dry products from one leased distribution center in Canada. In each third party operated location, the provider receives handles and stores products. Our distribution system uses a combination of common carrier trucking and inter-modal rail transport. In addition to these locations, our snack products primarily distributed through a direct store delivery (“DSD”) network in the Midwest, Mid-Atlantic, and Pacific Northwest, a portion of which is owned and operated by Pinnacle and a portion of which utilizes third-party providers. We believe that our sales and distribution network is scalable and has the capacity to support substantial increases in volume.

Ingredients and Packaging

We believe that the ingredients and packaging used to produce our products are readily available through multiple sources. Our ingredients typically account for approximately 44% of our annual cost of products sold, and primarily include sugar, cucumbers, flour (wheat), vegetables, fruits, poultry, seafood, proteins, vegetable oils, shortening, meat, corn syrup, and other agricultural products. Certain vegetables and fruits are purchased under dedicated acreage supply contracts from a number of growers prior to each growing season, while a smaller portion is sourced directly from third parties. Our packaging costs, primarily for aluminum, glass jars, plastic trays, corrugated fiberboard, polyfilm, and plastic packaging materials, typically account for approximately 20% of our annual cost of products sold.

Research and Development

Pinnacle’s Product Development and Technical Services team based in Cherry Hill, New Jersey currently consists of 28 full-time employees focused on product-quality improvements, product creation, package development, regulatory compliance, quality assurance, and consumer affairs. We also operate a technical center located in Green Bay, Wisconsin for new product development and brand extensions for our Birds Eye products. Approximately 30 full-time employees are currently employed at the Green Bay facility. Pinnacle’s internal research and development expenditures totaled $4.6 million, $3.5 million, and $4.4 million for fiscal years 2009, 2008, and 2007, respectively.

Customers

We have several large customers that account for a significant portion of our net sales. Wal-Mart and its affiliates is our largest customer and represented approximately 25%, 23%, and 24% of our consolidated net sales in fiscal 2009, 2008 and 2007, respectively. Cumulatively, including Wal-Mart, our top ten customers accounted for approximately 58% in fiscal 2009 and 57% of our net sales in each of the fiscal years 2008 and 2007.

Competition

We face competition in each of our respective product lines. Although we operate in a highly competitive industry, we believe that the strength of our brands has resulted in strong respective competitive positions. We compete with producers of similar products on the basis of, among other things, product quality, brand recognition and loyalty, price, customer service, effective consumer marketing and promotional activities, and the ability to identify and satisfy emerging consumer preferences.

Our most significant competitors for our products are:

Our Products	Competitor
Single-serve frozen dinners, and entrées	Nestle, ConAgra and Heinz
Multi-serve frozen dinners and entrées	Unilever, Contessa, Nestle, and ConAgra
Shelf-stable pickles, peppers, and relishes.	Kraft, B&G Foods, Inc. , Mt. Olive and private label
Baking mixes, pie fillings and frostings	General Mills, Knouse Fruit and J.M. Smucker Co.
Table syrups	Pepsi Co, Kellogg’s and private label
Frozen vegetables	General Mills and private label
Frozen prepared seafood	Gorton’s and Seapak
Frozen breakfast	Kellogg’s, General Mills and Sara Lee
Bagels	Weston, Sara Lee and private label
Canned meat	ConAgra and Hormel
Frozen pizza-for-one	General Mills, Schwan’s and private label
Snacks	PepsiCo, and private label

Properties

We own and operate the following thirteen manufacturing and warehouse facilities:

Facility location	Principal products	Facility size
Darien, Wisconsin	Frozen vegetables and complete bagged meals	551,600 square feet
Millsboro, Delaware	Pickles, peppers, relish	460,000 square feet
Ft. Madison, Iowa	Canned meat	450,000 square feet
Imlay City, Michigan	Pickles, peppers, relish	344,000 square feet
Fayetteville, Arkansas	Frozen dinners and entrees	335,000 square feet
Fennville, Michigan	Fruit toppings and fillings	329,866 square feet
Jackson, Tennessee	Frozen breakfast, frozen pizza, frozen prepared seafood	302,000 square feet
Tacoma, Washington	Chili and chili ingredients, dressings	286,468 square feet
Waseca, Minnesota	Frozen vegetables	258,475 square feet
Fulton, New York	Frozen vegetables and complete bagged meals; repack only	254,856 square feet
St. Elmo, Illinois	Syrup, barbecue sauce	250,000 square feet
Mattoon, Illinois	Bagels, frozen breakfast	215,000 square feet
Berlin, Pennsylvania	Snack foods	183,500 square feet

We have entered into co-packing (third-party manufacturing) agreements with several manufacturers for certain of our finished products. Our co-packed finished products include our Duncan Hines product line, Aunt Jemima breakfast sandwich product line, and certain seafood products. All of our Duncan Hines cake mix, brownie mix, specialty mix and frosting production equipment, including co-milling, blending and packaging equipment, is located at the contract manufacturers’ facilities. The most significant Duncan Hines co-packing agreement will expire in June 2015. We believe that our manufacturing facilities, together with our co-packing agreements, provide us with sufficient capacity to accommodate our planned internal growth.

We also lease a manufacturing plant, warehouse and distribution center in Algona, Washington, warehouses in Darien, Wisconsin and Waseca, Minnesota.

We also lease office space under operating leases (expiring) in Mountain Lakes, New Jersey (November 2013); Cherry Hill, New Jersey (May 2011 and October 2021); Rochester, New York (December 2011); Lewisburg, Pennsylvania (Month to Month); Fayetteville, Arkansas (Month to Month); Mississauga, Ontario (August 2015) and Green Bay, Wisconsin (June 2012).

Trademarks and Patents

We own a number of registered trademarks in the United States, Canada and other countries, including Appian Way®, Birds Eye®, Bernstein’s®, Brooks®, C&W®, Casa Regina®, Celeste®, Chocolate Lovers®, Comstock®, Country Kitchen®, Duncan Hines®, Freshlike®, Fun Frosters®, Grabwich®, Great Starts®, Hawaiian Style Bowls®, Hearty Bowls®, Hearty Hero®, Hungry-Man®, Hungry-Man Sports Grill®, Hungry-Man Steakhouse®, Husman’s®, It’s Good to be Full®, Lender’s®, Log Cabin®, Lunch Bucket®, Magic Mini’s®, McKenzie’s®, Milwaukee’s®, Moist Deluxe®, Mrs. Butterworth’s®, Mrs. Paul’s®, Nalley®, Open Pit®, Oval’s®, Signature Desserts®, Simply Classic®, Snack’mms®, Stackers®, Snyder of Berlin®, Steamfresh®, Taste the Juicy Crunch®, The Original TV Dinner®, Tim’s Cascade®, Treet®, Van de Kamp’s®, Vlasic® and Wilderness®. We also have applications pending with the United States Patent and Trademark Office for a number of trademarks, including So Rich, So Moist, So Very Duncan Hines™, So Moist, So Delicious and So Much More™, Just Add the Warmth™ and That’s the Tastiest Crunch I Ever Heard™. We own the trademark Snyder of Berlin while a third party owns the trademark Snyder of Hanover. Per a court order, the use of the trademark must include the word “Snyder” in combination with the words “of Berlin.” We protect our trademarks by obtaining registrations where appropriate and opposing any infringement in key markets. We also own a design trademark in the United States, Canada, and other countries on the Vlasic stork. We manufacture and market certain of our frozen food products under the Swanson brand pursuant to two royalty-free, exclusive and perpetual trademark licenses granted by Campbell Soup Company. The licenses give us the right to use certain Swanson trademarks both inside and outside of the United States in connection with the manufacture, distribution, marketing, advertising, and promotion of frozen foods and beverages of any type except for frozen soup or broth. The licenses require us to obtain the prior written approval of Campbell Soup Company for the visual appearance and labeling of all packaging, advertising materials, and promotions bearing the Swanson trademark. The licenses contain standard provisions, including those dealing with quality control and termination by Campbell Soup Company as well as assignment and consent. If we were to breach any material term of the licenses and not timely cure such breach, Campbell Soup Company could terminate the licenses.

We manufacture and market certain of our frozen breakfast products under the Aunt Jemima brand pursuant to a royalty-free, exclusive (as to frozen breakfast products only) and perpetual license granted by The Quaker Oats Company. The license gives us the right to use certain Aunt Jemima trademarks both inside and outside the United States in connection with the manufacture and sale of waffles, pancakes, French toast, pancake batter, biscuits, muffins, strudel, croissants, and all other frozen breakfast products, excluding frozen cereal. The license requires us to obtain the approval of The Quaker Oats Company for any labels, packaging, advertising, and promotional materials bearing the Aunt Jemima trademark. The license contains standard provisions, including those dealing with quality control and termination by The Quaker Oats Company as well as assignment and consent. If we were to breach any material term of the license and not timely cure such breach, The Quaker Oats Company could terminate the license.

In addition, as part of our acquisition of the Armour Business from The Dial Corporation, we received the assignment of a license agreement granting us an exclusive, royalty bearing, perpetual license to use certain Armour trademarks. Under the license agreement, Smithfield Foods, as successor to ConAgra, Inc., the licensor, grants us a license for the use of various Armour-related trademarks in conjunction with shelf-stable products within the United States. The shelf-stable products must be manufactured according to approved formulas and specifications, and new specifications must be approved by the licensor, with such approval not to be unreasonably withheld or delayed. Proposed labels, packaging, advertising, and promotional materials must first be submitted to the licensor for approval, with such approval not to be unreasonably withheld or delayed. We are required to make annual royalty payments to the licensor equal to the greater of $250,000 or a percentage royalty based upon our annual net sales of the approved shelf-stable products. If we were to materially breach the license agreement, Smithfield Foods could terminate the license. We maintain Armour-related registrations in many other countries.

We also manufacture complete bagged meals under the The Voila! trademark which is subject to an exclusive license agreement with a third party and limited to use in connection with meat and vegetable products.

Although we own a number of patents covering manufacturing processes, we do not believe that our business depends on any one of these patents to a material extent.

Employees

We employ approximately 4,600 people with approximately 60% of our employees unionized. In 2008, the hourly workers in our Mattoon, Illinois facility (Lender’s Bagels) elected to join the United Food and Commercial Workers Union and we are currently working to negotiate a contract with these workers. After negotiating an initial collective bargaining agreement for the route sales group in our snacks business located in Berlin, Pennsylvania (Snyder of Berlin) for nearly 2 years, on July 29, 2010 the union was decertified by vote of the route sales group, which will remain non-union. New collective bargaining agreements for our facilities located in Darien, Wisconsin (Birds Eye brands), with 303 employees, and Waseca, Minnesota (Birds Eye brands), with 90 employees, were completed in December 2009 and January 2010, respectively. A new collective bargaining agreement for our facility located in Imlay City, Michigan (Vlasic brands), with approximately 270 employees, was ratified by the union on March 11, 2010. A new collective bargaining agreement with the production group at our snacks business located in Berlin, Pennsylvania (Snyder of Berlin), covering approximately 100 employees, was ratified by the union on April 11, 2010. The collective bargaining agreement with the seasonal employees at our Darien, Wisconsin facility (Birds Eye brands), with approximately 190 employees, will expire on December 1, 2010. The collective bargaining agreements at our Tacoma, Washington facility for production (approximately 130 employees), warehouse (approximately 14 employees), waste water (approximately 3 employees), operating engineers (approximately 3 employees), and machinists (approximately 14 employees), expire between January and April 2011.

Collective bargaining agreements at our Millsboro, Delaware; Fayetteville, Arkansas; Fort Madison, Iowa; Fennville, Minnesota; Fulton, New York will expire between 2012 and 2014.

Governmental, Legal And Regulatory Matters

Food Safety and Labeling

We are subject to the Food, Drug and Cosmetic Act and regulations promulgated thereunder by the Food and Drug Administration. This comprehensive and evolving regulatory program governs, among other things, the manufacturing, composition and ingredients, labeling, packaging, and safety of food. In addition, the Nutrition Labeling and Education Act of 1990 prescribes the format and content of certain information required to appear on the labels of food products. We are also subject to regulation by certain other governmental agencies, including the U.S. Department of Agriculture.

Our operations and products are also subject to state and local regulation, including the registration and licensing of plants, enforcement by state health agencies of various state standards, and the registration and inspection of facilities. Enforcement actions for violations of federal, state, and local regulations may include seizure and condemnation of products, cease and desist orders, injunctions, or monetary penalties. We believe that our practices are sufficient to maintain compliance with applicable government regulations, although there can be no assurances in this regard.

Federal Trade Commission

We are subject to certain regulations by the Federal Trade Commission. Advertising of our products is subject to such regulation pursuant to the Federal Trade Commission Act and the regulations promulgated thereunder.

Employee Safety Regulations

We are subject to certain health and safety regulations, including regulations issued pursuant to the Occupational Safety and Health Act. These regulations require us to comply with certain manufacturing, health, and safety standards to protect our employees from accidents.

Environmental Regulation

We are subject to a number of federal, state, and local laws and other requirements relating to the protection of the environment and the safety and health of personnel and the public. These requirements relate to a broad range of our activities, including:

•	the discharge of pollutants into the air and water;

•

the identification, generation, storage, handling, transportation, disposal, record-keeping, labeling, and reporting of, and emergency response in connection with, hazardous materials (including asbestos) associated with our operations;

•	noise emissions from our facilities; and

•	safety and health standards, practices, and procedures that apply to the workplace and the operation of our facilities.

In order to comply with these requirements, we may need to spend substantial amounts of money and other resources from time to time to (i) construct or acquire new equipment, (ii) acquire or amend permits to authorize facility operations, (iii) modify, upgrade, or replace existing and proposed equipment and (iv) clean up or decommission our facilities or other locations to which our wastes have been sent. For example, some of our baking facilities are required to obtain air emissions permits and to install bag filters. Many of our facilities discharge wastewater into municipal treatment works, and may be required to pre-treat the wastewater and/or to pay surcharges. Some of our facilities use and store in tanks large quantities of materials, such as sodium chloride and ammonia, that could cause environmental damage if accidentally released. We use some hazardous materials in our operations, and we generate and dispose of hazardous wastes as a conditionally exempt small quantity generator. Our capital and operating budgets include costs and expenses associated with complying with these laws. If we do not comply with environmental requirements that apply to our operations, regulatory agencies could seek to impose civil, administrative, and/or criminal liabilities, as well as seek to curtail our operations. Under some circumstances, private parties could also seek to impose civil fines or penalties for violations of environmental laws or recover monetary damages, including those relating to property damage or personal injury.

Many of our plants were in operation before current environmental laws and regulations were enacted. Our predecessors have in the past had to remediate soil and/or groundwater contamination at a number of locations, including petroleum contamination caused by leaking underground storage tanks which they removed, and we may be required to do so again in the future. We have sold a number of plants where we have discontinued

operations, and it is possible that future renovations or redevelopment at these facilities might reveal additional contamination that may need to be addressed. Although the remediation of contamination that was undertaken in the past by our predecessors has been routine, we cannot assure you that future remediation costs will not be material. The presence of hazardous materials at our facilities or at other locations to which we have sent hazardous wastes for treatment or disposal, may expose us to potential liabilities associated with the cleanup of contaminated soil and groundwater under federal or state “Superfund” statutes. Under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“CERCLA”), owners and operators of facilities from which there has been a release or threatened release of hazardous materials, together with those who have transported or arranged for the transportation or disposal of those materials, are liable for (i) the costs of responding to and remediating that release and (ii) the restoration of natural resources damaged by any such release. Under CERCLA and similar state statutes, liability for the entire cost of cleaning up the contaminated site can, subject to certain exceptions, be imposed upon any such party regardless of the lawfulness of the activities that led to the contamination.

We have not incurred, nor do we anticipate incurring, material expenditures made in order to comply with current environmental laws or regulations. We are not aware of any environmental liabilities that we would expect to have a material adverse effect on our business. However, discovery of additional contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced could require us to incur additional costs for compliance or subject us to unexpected liabilities.

Seasonality

Our sales and cash flows are affected by seasonal cyclicality. Sales of frozen foods, including seafood, frozen vegetables, and complete bagged meals tend to be marginally higher during the winter months. Sales of pickles, relishes, barbecue sauces, potato chips and salad dressings tend to be higher in the spring and summer months, and demand for Duncan Hines products, Birds Eye vegetables and our fruit fillings tend to be higher around the Easter, Thanksgiving, and Christmas holidays. We pack the majority of our pickles during a season extending from May through September, and also increase our Duncan Hines inventories at that time, in advance of the selling season. Since many of the raw materials we process under the Birds Eye brand are agricultural crops, production of these products is predominantly seasonal, occurring during and immediately following the purchase of such crops. As a result, our inventory levels tend to be higher during August, September, and October, and thus we require more working capital during these months. We are a seasonal net user of cash in the third quarter of the calendar year.

Insurance

We maintain general liability and product liability, property, worker’s compensation, director and officer and other insurance in amounts and on terms that we believe are customary for companies similarly situated. In addition, we maintain excess insurance where we reasonably believe it is cost effective.

Legal Proceedings

On June 4, 2010 Lehman Brothers Special Financing (“LBSF”) initiated a claim against us in LBSF’s bankruptcy proceeding for an additional payment from us of $19.7 million, related to certain derivative contracts which we had earlier terminated due to LBSF’s default as a result of its bankruptcy filing in 2008. In accordance with the terms of the contracts, following LBSF’s bankruptcy filing, we terminated the contracts and paid LBSF approximately $22.3 million. We believe that the claim is without merit and intend to vigorously defend against it.

From time to time, we are parties to, or targets of, lawsuits, claims, investigations, and proceedings, which are being handled and defended in the ordinary course of business. Although the outcome of such items cannot be determined with certainty, our general counsel and management are of the opinion that the final outcome of these matters should not have a material effect on the financial condition, results of operations or cash flows.

No single item individually is, nor are all of them in the aggregate, material.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors are as follows:

Name	Age	Position
Robert J. Gamgort	48	Chief Executive Officer and Director
Craig Steeneck	52	Executive Vice President and Chief Financial Officer
John L. Butler	63	Executive Vice President and Chief Human Resources Officer
Raymond J. O’Brien	56	Executive Vice President—Sales and Chief Customer Officer
Sally Genster Robling	53	Executive Vice President and Division President—Birds Eye Frozen Division
Mark Schiller	48	Executive Vice President and Division President—Duncan Hines Grocery Division
M. Kelley Maggs	58	Senior Vice President, Secretary and General Counsel
Lynne M. Misericordia	47	Senior Vice President, Treasurer and Assistant Secretary
John F. Kroeger	55	Vice President and Deputy General Counsel
Roger Deromedi	57	Non-Executive Chairman of the Board and Director
Jason Giordano	31	Director
Joseph Jimenez	50	Director
Prakash A. Melwani	52	Director
Jeff Overly	52	Director
Raymond P. Silcock	59	Director

Robert J. Gamgort, Chief Executive Officer, has been with Pinnacle Foods since 2009. Under his leadership Pinnacle acquired Birds Eye Foods, increasing the size of the company by 60% and firmly establishing Pinnacle brands as market leaders in 8 out of 12 food categories. Mr. Gamgort has over 23 years of experience prior to Pinnacle leading food, service and entertainment businesses. Most recently he held the position of North American President of Mars, Inc. where he led an $8 billion portfolio of snackfood, petfood, retail, and main meal businesses. Before Mars, Mr. Gamgort served as President of Major League Baseball Properties for Major League Baseball. Mr. Gamgort started his career at General Foods, which later merged with and became Kraft Foods. At Kraft, Mr. Gamgort progressed through a series of Marketing, Sales, Corporate Strategy and General Management assignments. Mr. Gamgort holds an MBA in Marketing and Finance from Northwestern University’s Kellogg School of Management, a BA in Economics from Bucknell University and studied at the London School of Economics. Mr. Gamgort is a Trustee for Bucknell University, co-founded the Bucknell Consumer Products Network and a board member for the Bucknell Business Advisory Board. He also serves on the New Jersey State Employment Training Commission and is a Trustee for the Schiff Natural Lands Trust.

Craig Steeneck, Executive Vice President and Chief Financial Officer, has been with Pinnacle since 2005. He oversees the company’s financial operations, capital expenditures, investor relations and lean manufacturing processes. Prior to his position as Chief Financial Officer, Mr. Steeneck served as Executive Vice President, Supply Chain Finance and IT where he helped redesign the supply chain to generate savings and improved financial performance. Before joining Pinnacle, Mr. Steeneck served as Chief Administrative Officer for Cendant Timeshare Resort Group (now Wyndham Worldwide), playing key roles in wide-scale organization of internal processes and global staff management, and as Chief Financial Officer for International Home Foods, Inc. Mr. Steeneck is a Certified Public Accountant and an honors graduate of the University of Rhode Island.

John L. Butler, as Executive Vice President and Chief Human Resources Officer, leads all human resources responsibilities throughout the company including organizational development, recruitment and talent management, training, compensation and benefits, employee relations and diversity. Before Pinnacle, Mr. Butler managed HR activities at Toys “R” Us. He has also headed Human Resources departments at Federated

Department Stores (Now Macy’s, Inc.) and Nabisco, and served as an HR consultant with RHR International, a management consulting firm. Mr. Butler is a graduate of St. Peter’s College and holds a Ph.D. in Psychology from Catholic University of America.

Raymond J. O’Brien was promoted to the position of Executive Vice President – Sales and Chief Customer Officer, reporting directly to Robert J. Gamgort, Chief Executive Officer on October 1, 2010. Mr. O’Brien joined the Company in 2006 and most recently was Senior Vice President – General Management, Specialty Foods Division. Prior to joining the Company, Mr. O’Brien was a founding partner of S&H Solutions, a customer relations management consulting firm. Mr. O’Brien has more than 25 years of sales, marketing and general management experience at Nabisco, Campbell Soup Company and Entenmann’s.

Sally Genster Robling was named Executive Vice President and Division President of the Birds Eye Frozen Division in 2010. In this role, Ms. Robling manages Pinnacle’s frozen portfolio which includes brands such as Birds Eye frozen vegetables, Hungry-Man and Birds Eye Voila! frozen dinners and entrees, Van de Kamp’s and Mrs. Paul’s frozen seafood, and Aunt Jemima frozen breakfasts. Before her current position as Division President of the Birds Eye Frozen Division, Ms. Robling held the role of Executive Vice President and Chief Marketing Officer. Prior to her roles at Pinnacle, Ms. Robling served as Chief Marketing Officer at Trane, Inc. (formerly American Standard), Vice President and General Manager of Global Beverage at Campbell Soup Company, and held various marketing related roles at Kraft General Goods. Ms. Robling is a graduate of Princeton University and holds an MBA from the Darden School of Business.

Mark Schiller joined Pinnacle Foods in June 2010 as Executive Vice President and Division President of the Duncan Hines Grocery Division. He leads Pinnacle’s grocery portfolio which includes legendary brands such as Duncan Hines baking mixes and frostings, Vlasic pickles, peppers, and relish, Log Cabin and Mrs. Butterworth’s syrups, Armour canned meats, and Brooks and Nalley chili, and Open Pit barbeque sauces. Mr. Schiller came to Pinnacle from PepsiCo, Inc. where he most recently served as Senior Vice President of Frito Lay New Ventures and was on the Frito Lay Executive Committee. He also held the roles of President of Quaker Foods and Snacks and Senior Vice President and General Manager of Frito Lay Convenience Foods Division. Mr. Schiller is an honors graduate of Tulane University and holds an MBA from Columbia University Graduate School of Business.

M. Kelley Maggs has served as Senior Vice President, General Counsel and Secretary since 2001. Mr. Maggs oversees all legal and corporate secretary activities at Pinnacle. Prior to his current position, Mr. Maggs served as General Counsel at International Home Foods Inc. Additionally he held the position of Vice President and General Counsel at Stella Foods, Inc. Before engaging in corporate law, he was in the private practice of law in the states of Virginia and New York. Mr. Maggs is a graduate of Niagara University and received his Juris Doctor from George Mason University Law School.

Lynne M. Misericordia has been Senior Vice President and Treasurer since Pinnacle’s inception in 2001. Ms. Misericordia previously held the position of Treasurer with International Home Foods Inc. from November 1996 to December 2000. Before that, Ms. Misericordia was employed by Wyeth from August 1985 to November 1996 and held various financial positions.

John F. Kroeger has been our Vice President and Deputy General Counsel since joining the Company in November 2001. In addition, Mr. Kroeger was also the Vice President of Human Resources from 2004 through 2006. From January 2001 to October 2001, Mr. Kroeger was the Vice President and General Counsel of Anadigics, Inc., a semiconductor company. From August 1998 until December 2000, Mr. Kroeger was Vice President and Assistant General Counsel at International Home Foods Inc. Mr. Kroeger has also held general management and legal positions with leading companies in the chemical, pharmaceutical and petroleum-refining industries.

Roger Deromedi was appointed Non-Executive Chairman of the Board of Directors on July 13, 2009, and is a Director. Previously, he was Executive Chairman of the Board of Directors since April 2, 2007. Prior thereto,

Mr. Deromedi served as Chief Executive Officer of Kraft Foods Inc. from December 2003 to June 2006. Prior to that, he was co-CEO, Kraft Foods Inc. and President and Chief Executive Officer, Kraft Foods International since 2001. He was President and Chief Executive Officer of Kraft Foods International from 1999 to 2001 and previously held a series of increasingly responsible positions since joining General Foods in 1977.

Jason Giordano is a Director. Mr. Giordano is a Principal in the private equity group at Blackstone. Since joining Blackstone in 2006, Mr. Giordano has been involved in the execution of the firm’s investments in HealthMarkets, Pinnacle Foods, and Birds Eye Foods and in analyzing investment opportunities across various industries, including Food and Beverage, Consumer Products, Chemicals, and Industrials. Before joining Blackstone, Mr. Giordano was an Associate at Bain Capital where he evaluated and executed global private equity investments in a wide range of industries. Prior to that, he worked in investment banking at Goldman, Sachs & Co. focused on Communications, Media, and Entertainment clients. Mr. Giordano received an AB from Dartmouth College and an MBA with High Distinction from Harvard Business School, where he graduated as a George F. Baker Scholar. Mr. Giordano also serves on the Board of Directors of HealthMarkets, Inc.

Joseph Jimenez is a Director. Mr. Jimenez is currently the Chief Executive Officer of Novartis A.G. From October 2007 to January 2010 he was Chief Executive Officer of Novartis Pharma A.G. From July 2002 to May 2006, Mr. Jimenez was the Executive Vice President of the H.J. Heinz Company and was President and CEO of Heinz Europe. Prior to that, he was President and CEO of Heinz North America from November 1998 to June 2002. In 1993, he joined ConAgra Grocery Products. At ConAgra, Mr. Jimenez directed the marketing for Orville Redenbacher Popcorn and ethnic foods company LaChoy/Rosarita as Vice President, Orville Redenbacher/Swiss Miss Food Company as Senior Vice President, and Wesson/Peter Pan Food Company as President. Mr. Jimenez has more than 20 years of experience in the food industry, starting at the Clorox Company where he worked from 1984 to 1993 and advanced from Brand Assistant to Group Marketing Manager in the Dressings and Sauces Division. Mr. Jimenez also oversaw the launch of Hidden Valley Ranch Salad Dressing. While at Heinz and Clorox, Mr. Jimenez oversaw the following segments: Pickles (Heinz), BBQ Sauces (Heinz, KC Masterpiece and Jack Daniels), Heinz food service, and Heinz Canada.

Prakash A. Melwani is a Director. In May 2003, Mr. Melwani joined Blackstone as a Senior Managing Director in its private equity group. He is also a member of Blackstone’s private equity investment committee. Prior to joining Blackstone, Mr. Melwani was a founder, in 1988, of Vestar Capital Partners and served as its Chief Investment Officer. He received an MBA with High Distinction from Harvard Business School and graduated as a Baker Scholar and a Loeb Rhodes Fellow. Mr. Melwani is a member of the boards of directors of Kosmos Energy, RGIS Inventory Specialists, Performance Food Group, and Ariel Re. He is also President and a Director of the India Fund and The Asia Tigers Fund.

Jeff Overly is a Director. Mr. Overly is an Executive Director in the private equity group at Blackstone. Mr. Overly is involved in monitoring, advising, and supporting Lean Operational Excellence and Supply Chain improvement opportunities within Blackstone’s portfolio company holdings. Before joining Blackstone in 2008, Mr. Overly was Vice President of Global Fixture Operations at Kohler Company where he was responsible for global manufacturing operations, including the entire supply chain from procurement to shipment of finished product through a multi-warehouse regional distribution center network. Prior to that, he served 25 years at General Motors Corporation and Delphi Corporation in numerous operations and engineering positions with global responsibilities. Mr. Overly has a BS in Industrial Management from the University of Cincinnati, and a Masters in Business from Central Michigan University.

Raymond P. Silcock is a Director. Formerly in 2009, Mr. Silcock was the Executive Vice President and Chief Financial Officer of KB Home, and prior to that was appointed Audit Committee Chair effective April 2009 and served as Senior Vice President and Chief Financial Officer of UST Inc. from 2007 up to its acquisition by Altria, Inc. in January 2009. Before joining UST, Mr. Silcock was Executive Vice President and Chief Financial Officer of Swift & Company from 2006 to 2007 when the Company was acquired by JBS S.A. Prior to that, he was Executive Vice President and Chief Financial Officer of Cott Corporation from 1998 to 2005. In addition, Mr. Silcock spent 18 years with Campbell Soup Company, serving in a variety of progressively more responsible roles, culminating as Vice President, Finance for the Bakery and Confectionary Division.

Equity Investment by Chairman and Executive Officers

At the time of the Blackstone Transaction, our senior management invested $8.0 million to acquire equity interests in Peak Holdings in the form of Class A-2 Units of Peak Holdings. In addition, each was awarded non-voting profits interest units in Peak Holdings under our equity incentive plans described in “Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation,” subject to future vesting conditions. At the time of the Birds Eye Acquisition, some of our Directors and senior management invested an additional $3.1 million to acquire equity interests in Peak Holdings in the form of Class A-2 Units of Peak Holdings. In the normal course of business, new executives joining the company are given the opportunity to invest in Class A-2 Units of Peak Holdings. The amount of such investments during the six months ended June 27, 2010 was $0.4 million.

Each of these members of management executed a management unit subscription agreement. Under these agreements, the executives have the right to put their Class A-2 Units and any vested profits interest units to Peak Holdings for a price at least equal to their fair market value if their employment terminates due to disability or death prior to the earlier of an initial public offering of Peak Holdings or a change of control of Peak Holdings. The agreements also contain terms that allow Peak Holdings or Blackstone at its option to purchase from executives the Class A-2 Units and any recently vested profits interest units if the executive engages in activity competing with our company or if the executive is terminated due to death or disability, a termination without cause or constructive termination (other than, in such case, the Class A-2 Units, unless the executive has engaged in activity competing with our company), a termination for cause or a voluntary termination of their employment. Should Peak Holdings or Blackstone elect to exercise their purchase rights under the agreements, the price per unit will depend on the nature of the executive’s termination of employment.

Corporate Governance Matters

The Board of Directors met four times during 2009.

Background and Experience of Directors. When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our Board of Directors to satisfy its oversight responsibilities effectively in light of our business and structure, the Board of Directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our Board of Directors considered the following important characteristics: (i) Mr. Melwani, Mr. Giordano and Mr. Overly are representatives appointed by The Blackstone Group, our principal stockholder, and have significant financial, investment and operational experience from their involvement in Blackstone’s investments in numerous portfolio companies and have played active roles in overseeing those businesses, (ii) Mr. Deromedi, our Non-Executive Chairman of the Board of Directors, Mr. Jimenez and Mr. Silcock each has had significant executive level experience throughout has career in leading consumer packaged goods companies, and (iii) Mr.Gamgort, our Chief Executive Officer, previously served as North American President for Mars Incorporated, where he managed the company’s $8 billion North American portfolio. In addition, Mr. Gamgort served as President of Major League Baseball Properties and at Kraft Foods, where he held key marketing, sales, corporate strategy, and general management roles.

Board Leadership Structure. Our Board of Directors is led by the Non-Executive Chairman, who is appointed by our principal stockholder. The Chief Executive Officer position is separate from the Chairman position. We believe that the separation of the Chairman and CEO positions is appropriate corporate governance.

Role of Board in Risk Oversight. The Board of Directors has extensive involvement in the oversight of risk management related to the company and its business and accomplishes this oversight through the regular reporting by the Audit Committee. The Audit Committee represents the Board of Directors by periodically reviewing the accounting, reporting and financial practices of the company, including the integrity of our financial statements, the surveillance of administrative and financial controls and the company’s compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, and internal audit functions, the Audit Committee reviews and discusses all significant areas of our business and summarizes for the Board of Directors all areas of risk and the appropriate mitigating factors. In addition, our Board of Directors receives periodic detailed operating performance reviews from management.

Audit Committee. The Board of Directors has adopted a written charter for the Audit Committee. Our Audit Committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the Board of Directors in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) periodically meeting separately with each of management, internal auditors and the independent auditor, (7) reviewing with the independent auditor any audit problems or difficulties and managements’ response, (8) handling such other matters that are specifically delegated to the Audit Committee by the Board of Directors from time to time and (9) reporting regularly to the full Board of Directors.

The members of the current Audit Committee are Mr. Silcock (Chairman), Mr. Giordano and Mr. Overly. Our Board of Directors has not affirmatively determined whether any of the members of the current Audit Committee is an “audit committee financial expert” or whether any such person is independent under the applicable standards of the New York Stock Exchange or any other standard. Because our securities are not listed on any stock exchange or inter-dealer quotation system, we are not required to have a separately designated audit committee whose members are independent, and therefore our board has not made a formal determination of whether the members of our Audit Committee are independent or whether that committee includes at least one audit committee financial expert. However, we believe that Mr. Silcock would be considered an audit committee financial expert within the meaning of the rules and regulations of the Securities and Exchange Commission if our Board of Directors were to make such a determination. The Audit Committee met seven times during 2009. See “Executive Officers and Directors” above for a description of Mr. Silcock’s relevant experience. See also “Item 13: Certain Relationships and Related Transactions and Director Independence-Director Independence.”

Compensation Committee Interlocks and Insider Participation. The members of our Compensation Committee are Prakash Melwani (Chairman), a Senior Managing Director of Blackstone, Joseph Jimenez, Jason Giordano, a Principal of Blackstone, and Roger Deromedi, Chairman of the Board of Directors. Other than Mr. Deromedi, none of the other members are current or former officers or employees of our company. We are parties to certain transactions with Blackstone described in “Certain Relationship and Related Transactions” section below. Mr. Deromedi does not participate in Compensation Committee discussions regarding his own compensation. The Compensation Committee met three times during 2009.

Code of Ethics. Our employee handbook contains certain standards for ethical conduct required of our employees. We require all employees to meet our ethical standards which include compliance with all laws while performing their job duties with high integrity and professionalism.

We have also adopted a Code of Ethics for our Chief Executive Officer, our Chief Financial Officer and all other executive officers and other key employees. This Code of Ethics is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with all applicable laws and regulations.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Compensation Program Objectives and Design

Our primary objectives in establishing our comprehensive compensation program are to recruit, attract, retain and properly motivate high-level talent to work for and ultimately add value to our company for the benefit of our shareholders.

Each element of the overall program (discussed in greater detail below) is intended to be competitive with similar elements offered both locally and nationally by other similarly-sized employers and competitors in our industry. These elements reinforce one another as components of a comprehensive compensation program to accomplish the objectives noted above.

We designed most of the major elements of our comprehensive compensation program with input from our senior management team, consisting of our Chief Executive Officer, Executive Vice President and Chief Financial Officer, Executive Vice President Human Resources, Senior Vice President, Treasurer and Assistant Secretary and Senior Vice President, Secretary and General Counsel, and consultation with other members of our senior management. Representatives of our major shareholders and outside, independent service providers provided additional input and suggested objectives. Members of our senior management review major compensation elements on an annual basis.

After receipt of this input and development of final draft plans, such plans were (and in the case of annual bonus plans, are annually) presented to our Compensation Committee. The Compensation Committee consists of Directors Prakash Melwani, a Senior Managing Director of Blackstone, Joseph Jimenez, Jason Giordano, a Principal of Blackstone, and Chairman of the Board of Directors, Roger Deromedi. Other than Mr. Deromedi, none of these members are current or former officers or employees of our company. We are parties to certain transactions with Blackstone described in “Certain Relationships and Related Transactions.” Mr. Deromedi does not participate in Compensation Committee discussions involving his compensation.

The Compensation Committee comments on and ultimately adopts the major compensation programs.

Our compensation program is designed to reward performance by our company’s executives, which in turn creates value for our company’s shareholders. Performance is reviewed annually for both our company’s executives and our company as a whole. Our Compensation Committee reviews and approves annual compensation elements such as bonus plan attainment, and our company’s full Board of Directors reviews full year earnings and performance by our company’s executives. The full Board of Directors also approves our company’s annual budgets, which include certain elements of the compensation program such as annual bonuses and annual merit increases, if any, for our company’s executives.

In short, if value is not added to our company annually, certain of the elements of the compensation program are not paid or do not vest, i.e., annual bonuses, annual base compensation increases and certain equity grants.

The compensation program is not intended to reward only short-term or annual performance, however. It is also intended to reward long-term company performance. Therefore, employee equity programs, which are discussed in more detail below, are key elements of the compensation program.

Elements of Compensation

For the fiscal year ended December 27, 2009, the following five principal elements made up our compensation program:

•	Base salary and potential annual merit adjustment;

•	Bonus plan (Management Incentive Plans or “MIP”);

•	Employee equity plans;

•	Severance, change of control and other termination-related programs; and

•	401(k) plan and other benefits.

The following is a brief discussion of each principal element of compensation.

(a)	Base salary. The Chief Executive Officer sets the base salaries for all executive officers of our company, with the exception of his own, which is set by the Compensation Committee. Base salaries are intended to compensate the executive officers and all other salaried employees for the basic services that they perform for our company on an annual basis. All salaried employees are paid bi-weekly in equal increments. In setting base salaries, our company takes into account the employee’s experience, the functions and responsibilities of the job, salaries for similar positions within the community and for competitive positions in the food industry generally and any other factor relevant to that particular job. We attempt to pay in the middle range for each job but do not limit ourselves to this range. In determining salaries, we also consult with outside consultants and recruiters, senior members of our management team who have contacts and experience at other relevant companies, board members and investor relations personnel. Base salaries may be adjusted annually and, in certain circumstances, adjusted throughout the year to deal with competitive pressures or changes in job responsibilities.

(b)	Bonus plans (MIP). We use our MIP plans to motivate our eligible employees on an annual basis. The MIP plans, together with base salary and basic benefits (other than our 401(k) plan) are considered short-term compensation programs. Our MIP plans are intended to reward executives and other eligible employees for achieving annual profit and operational goals. Generally under all three such existing programs (one for Sales personnel, one for Food Service personnel and one for all other executives and eligible employees), our EBITDA target, which is derived from our operating plan for the year and approved annually by the Board of Directors, is a major component, and individual goals or “MBOs” account for the balance. We consider the specific EBITDA targets applicable to the MIP plans to be confidential commercial and financial information, the disclosure of which could result in competitive harm to us. However, we believe that each of these targets, while difficult to attain, is reasonably attainable if we achieve our planned performance and growth objectives over the period applicable to the MIP plans. The EBITDA target was met in 2009 and 2007 but not in 2008. Senior management of our company decides who is eligible to participate in the MIP plans and what the terms of the plans are, including each employee’s bonus potential. All jobs at our company have grade levels attached to them, and some of these grade levels have target bonus levels assigned to them. The full Board of Directors must approve the bonus pool contained in the annual budget; the Compensation Committee must approve actual payment of bonuses pursuant to the MIP plans and must specifically consider and approve the bonuses to senior executive officers. All bonuses are equal to a preset percentage of a person’s base salary with minimum and maximum payouts if certain targets are attained.

(c)

Equity programs. We currently have three long-term equity incentive plans: the 2007 Stock Incentive Plan, the 2007 Unit Plan (the 2007 Stock Incentive Plan and the 2007 Unit Plan are collectively referred to as the “2007 Equity Plans”) and the Crunch Holding Corp. stock purchase plan (“SPP”). The 2007 Equity Plans provide executives with the opportunity to acquire a proprietary interest in our company as an incentive for them to remain in our service. The percentage of equity reserved for issuance under the 2007 Equity Plans is 10% of the total equity of Crunch Holding Corp. The 2007 Stock Incentive Plan includes approximately 175 salaried employees and is authorized to issue up to 20,000 options to purchase shares of Crunch Holding Corp. common stock. All options granted under the plan must be awarded with a strike price that is no less than the fair market value of a share of Crunch Holding Corp. common stock on the date of the grant. Under the 2007 Unit Plan, 45 management employees were given the opportunity to invest in our company through the purchase of Class A-2 Units in our ultimate parent, Peak Holdings LLC. In addition, each manager who invested in those Class A-2 units was awarded profits interests in Peak Holdings LLC in the form of Class

B-1, Class B-2 and Class B-3 Units (collectively, “Class B Units”). Generally, 25% of the options and all of the Class B Units will vest ratably over five years. Fifty percent of the options (the “performance options”) and all of the Class B-2 Units vest ratably over five years depending on whether annual or cumulative EBITDA targets are met. We consider the specific EBITDA targets applicable to the 2007 Equity Plans to be confidential commercial and financial information, the disclosure of which could result in competitive harm to us. However, we believe that each of these targets, while difficult to attain, is reasonably attainable if we achieve our planned performance and growth objectives over the period applicable to the plans. The EBITDA target was met in 2009 and 2007 but not in 2008. The final 25% of the options (the “exit options”) and all Class B-3 units granted under the 2007 Equity Plans vest either on a change of control or similar event, if a 20% annual internal rate of return (or, if the event occurs (x) on or before the first anniversary of the closing date of the Blackstone Transaction, a 40% annual internal rate of return or (y) after the first anniversary of the closing date of the Blackstone Transaction but on or before the second anniversary of the closing date of the Blackstone Transaction, a 30% annual internal rate of return) is attained by Blackstone. We recently modified both plans to revise the EBITDA targets included in those plans to levels we believe are reasonably attainable in light of the current global economic and financial crisis. In addition, the plans now provide that if the EBITDA target is achieved in any two consecutive fiscal years (excluding 2007 and 2008) during the employee’s continued employment, then that year’s and all prior years’ performance options or Class B-2 Units will vest and become exercisable. If the exit options or Class B-3 Units vest and become exercisable during the employee’s continued employment, then all the performance options and Class B-2 Units, as the case may be, will also vest and become exercisable.

Under the 2007 Equity Plans, vesting terminates upon an employee’s termination, but in most cases a terminated employee may exercise his vested options within 90 days of termination. Under these plans, the executives have the right to put their Class A-2 Units, any vested Class B Units and any shares held as a result of the exercise of any option to Peak Holdings or Crunch Holding Corp., as the case may be, for a price at least equal to their fair market value if such executive’s employment terminates due to disability or death prior to the earlier of an initial public offering or change of control of Peak Holdings or Crunch Holding Corp., as the case may be. The plans contain terms that generally allow Peak Holdings or Crunch Holding Corp., as the case may be, at its option to purchase from executives the Class A-2 Units, any vested Class B Units and any shares held as a result of the exercise of any option if the executive engages in activity competing with our company or if the executive is terminated due to death or disability, a termination without cause or constructive termination, a termination for cause or a voluntary termination of employment. Should Peak Holdings or Blackstone elect to exercise its purchase rights under the plans, the price per unit will depend on the nature of the executive’s termination of employment. Equity awards under the 2007 Stock Incentive Plan are granted based upon recommendations from senior management and approved by the CEO. Equity awards under the 2007 Unit Plan are also approved by the Board of Directors.

The third long-term incentive plan provided for the Company’s executives is the SPP. We believe that the SPP aligns the long-term interests of our executives with those of our shareholders. Together, the 2007 Equity Plans and SPP are intended to foster long-term growth for our company and provide a means of creating financial security for our senior executives.

(d)

Severance, change of control and other termination-related programs. We generally have two forms of post-termination compensation—the use of change of control language in employment letters or agreements and basic severance plan provisions. We believe that each of these two forms of compensation is necessary to help attract and retain highly qualified executives. In addition, we believe that we benefit from such arrangements because they help to insure continuity of management. Without these arrangements, in the event of a possible or actual change in control, certain executives may feel the need to find other employment before they are forced to leave after a change of control event. With such arrangements in place, we believe that there will be more stability with our senior executives, allowing for more efficient operation of our company and the creation of additional value for our company and our shareholders. At present, we have only one type of change of control provision in our existing employment agreements and letter agreements with various members of our management. This provision essentially provides that, unless the applicable executive is retained in his or her job following a change in control with the same or similar duties, responsibilities, compensation and location of job, the executive may terminate his or her employment and receive a change of control payment.

Further, we maintain a severance plan which is intended to be in the middle of the range in terms of value to employees when compared against companies of similar size, location and industry type. The severance plan provides a weekly severance based upon the employee’s total years of service with our company, with a minimum of four weeks pay for new hires and up to 16 weeks pay for executives at higher levels. All executives of our company who do not have change of control provisions applicable to them are eligible for the benefits of the severance plan.

(e)	401(k) plan and other benefits. We provide various other benefits to executives and other salaried employees, which allow us to provide a full and comprehensive compensation package. We do not sponsor a defined benefit pension program for salaried employees. The elements of our company’s compensation program not otherwise discussed above are:

(1)	A 401(k) program under which our company matches up to 50% of employee contributions, up to a maximum company contribution of 3% of the employee’s pay (up to the Internal Revenue Service annual covered compensation limit);

(2)	Medical and dental insurance for which our company pays approximately 70% of the premiums;

(3)	Life and Accidental Death and Dismemberment insurance paid for by our company; and

(4)	Long-term Disability and Short-Term Disability insurance paid for by our company.

In establishing and providing the plans noted above, our company uses outside 401(k) plan and benefits consultants to design our 401(k) plan and insurance programs. Each of the outside consultants provides not less than annual advice about the plan designs for manufacturing companies across the United States and in the communities where our company is located. As with other elements of compensation, our company strives to provide competitive benefits to attract highly qualified executives. Based on our general perception of the market and while we have not identified specific companies, we believe that the benefits noted in this section generally are at the 50th percentile of all similarly situated manufacturers and competitors with exceptions made where we believe necessary based on the communities where our company is located.

(f)	Executive compensation as a package of compensation elements. In summary, we have developed each element of compensation for our executives to be consistent with standard industry practices and to complement the rest of the elements of our compensation program. Most importantly, we provide a total compensation program that allows us to attain the objectives set forth above. Without our current mix of compensation elements, we do not believe we could attain our objectives. While we do not have a fixed policy that an incoming executive must receive a certain salary, a certain bonus amount, a certain amount of equity, or any other specified type or level of compensation, each of the elements is critical to providing a competitive compensation package to executives. Therefore, although no predetermined amount is set, we are careful to give adequate weight to short-term compensation vs. long-term compensation, and no decision is made with regard to one element of compensation without considering the impact on the other elements compensation and ultimately on the objectives we wish to achieve.

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our named executive officers for 2009, 2008 and 2007 for services rendered to us during the respective fiscal years.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards (a) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Robert J. Gamgort (b) Chief Executive Officer Director	2009	$375,962	$458,333	(g)	$10,246,500	$—	$537,624	$264	(j)	$11,618,647

Jeffrey P. Ansell (c)	2009	432,212	—		—	—	567,905	2,378,064	(k)	3,378,038
Former Chief Executive Officer Former Director	2008	768,173	—		—	—	169,500	11,914	(k)	949,446
	2007	709,615	60,000	(h)	10,399,500	—	750,000	8,063	(k)	11,927,035

Craig Steeneck (d)	2009	500,000	200,000	(i)	—	—	776,250	8,351	(l)	1,484,460
Executive Vice President and Chief Financial Officer	2008	431,000	—		—	—	100,800	7,869	(l)	539,528
	2007	401,770	—		4,252,240	—	325,000	8,063	(l)	4,986,930

Edward L. Sutter (e)	2009	350,000	—		2,049,300	—	262,631	8,351	(m)	2,670,141
Executive Vice President- Supply Chain	2008	13,462	—		—	—	—	36	(m)	13,493

Sally Genster Robling (f)	2009	339,308	—		1,366,200	—	369,495	8,351	(n)	2,083,213
Executive Vice President- Chief Marketing Officer	2008	38,942	—		—	—	10,500	890	(n)	50,317
	2007	—	—		—	—	—	—		—

Chris L. Kiser	2009	340,000	—		—	—	369,495	15,201	(o)	724,606
Executive Vice President- Chief Customer Officer	2008	314,763	—		—	—	50,500	14,726	(o)	379,903
	2007	300,328	—		1,386,600	—	169,811	14,576	(o)	1,871,229

(a)	Stock Awards, which were valued in accordance with the authoritative guidance for stock compensation, represent the grant date fair values for the Class B Units. The assumptions used in the valuation are discussed in Note 6 and Note 5 of our audited consolidated financial statements for the fiscal years ended December 27, 2009 and December 30, 2007, respectively.
(b)	On July 13, 2009, Mr. Gamgort was appointed Chief Executive Officer and Director of the company.
(c)	On July 10, 2009, Jeffrey P. Ansell left his position as Chief Executive Officer and as a Director of the company.
(d)	On July 1, 2007, Mr. Steeneck was appointed Chief Financial Officer of the company.
(e)	Mr. Sutter was hired by the company on December 8, 2008 and serves as Executive Vice President-Supply Chain.
(f)	Ms. Robling was hired by the company on November 10, 2008 and serves as Executive Vice President and Chief Marketing Officer.
(g)	For Mr. Gamgort, represents a deferred cash incentive award of $458,333 earned in 2009. This award is payable on July 13, 2012.
(h)	Under the terms of the employment agreement signed at the start of his employment, Mr. Ansell received a sign-on bonus of $60,000, payable on the one-year anniversary of his employment.
(i)	For Mr. Steeneck, this amount represents a retention bonus in the amount of $200,000.
(j)	For Mr. Gamgort, All Other Compensation for 2009 consists of group life insurance premiums.
(k)	For Mr. Ansell, All Other Compensation for 2009, 2008 and 2007 consists of contributions made by the company to his 401(k) account ($7,350 in 2009, $6,900 in 2008 and $6,750 in 2007) and group life insurance premiums. Also included in 2008 is relocation-related tax gross-up compensation of $4,333. Also included in 2009 are severance accruals in the amount of $2,325,000 and a payout of unused vacation time amounting to $44,712.
(l)	For Mr. Steeneck, All Other Compensation for 2009, 2008 and 2007 consists of contributions made by the company to his 401(k) account ($7,350 in 2009, $6,900 in 2008 and $6,750 in 2007) and group life insurance premiums.
(m)	For Mr. Sutter, All Other Compensation for 2009 consists of contributions made by the company to his 401(k) account of $7,530 and group life insurance premiums. For 2008, the amount consists of group life insurance premiums.
(n)	For Ms. Robling, All Other Compensation for 2009 and 2008 consists of contributions made by the company to her 401(k) account of $7,350 in 2009 and $779 in 2008 and group life insurance premiums.
(o)	For Mr. Kiser, All Other Compensation for 2009, 2008 and 2007 includes an automobile allowance of $7,200 in each year, contributions made by the company to his 401(k) account ($7,350 in 2009, $6,900 in 2008 and $6,750 in 2007) and group life insurance premiums.

Grants of Plan-Based Awards in 2009

The following table provides supplemental information relating to grants of plan-based awards to help explain information provided above in our Summary Compensation Table.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payout Under Equity Incentive Plan Awards	All Other Stock Awards: Number of Units (a)(c) (#)	Grant Date Fair Value of Stock Awards (a) ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Target (a)(b) (#)
Robert J. Gamgort (prorated)		$—	$389,583	$779,166
	July 29, 2009				1,687.50	562.50	$10,246,500

Craig Steeneck (enhanced target)		—	500,000	1,000,000

		—	262,500	492,188

Edward L. Sutter	April 2, 2009				337.50	112.50	$2,049,300
		—	255,000	478,125

Sally Genster Robling	April 2, 2009				225.00	75.00	$1,366,200

Chris L. Kiser		—	255,000	478,125

(a)	In connection with the commencement of their employment, Mr. Gamgort, Mr. Sutter and Ms. Robling each purchased non-compensatory Class A-2 Units in our ultimate parent, Peak Holdings LLC at fair market value. As a result of this purchase, each was awarded profits interests in Peak Holdings LLC under the 2007 Unit Plan in the form of Class B-1, Class B-2 and Class B-3 Units. The 2007 Unit Plan is discussed above under Compensation Discussion and Analysis. The number of units and the fair value of the awards listed are for the total Class B Units awarded.
(b)	Represents Class B-2 and B-3 Units. See description above under Compensation Discussion and Analysis.
(c)	Represents Class B-1 Units. See description above under Compensation Discussion and Analysis.

Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2009

Employment Agreements

In connection with the Blackstone Transaction, on April 2, 2007, Crunch Holding Corp., one of our parent companies, entered into substantially similar employment agreements with each of Jeffrey P. Ansell and Craig Steeneck that govern the terms of each executive’s employment. The term of employment commenced on April 2, 2007 and is to end on April 2, 2012, provided, however, that commencing with April 2, 2012 and on each April 2 thereafter, the employment term shall be automatically extended for an additional one-year period unless the company or the executive provides the other party 60 days’ prior notice before the next extension date that the employment term will not be so extended. The agreements are terminable by either party at any time, provided that an executive must give no less than 30 days’ notice prior to a resignation. Copies of the employment agreements for Mr. Ansell and Mr. Steeneck are filed as Exhibits 10.3 and 10.4, respectively.

On July 10, 2009, Jeffrey P. Ansell, the company’s former Chief Executive Officer and Director, left the company to pursue other opportunities. On July 31, 2009, Crunch Holding Corp., the parent of the company, and Mr. Ansell entered into a separation agreement with respect to Mr. Ansell’s departure from the company. Under the terms of the separation agreement, which is filed as Exhibit 10.32, Mr. Ansell received at the time of his departure from the company (a) $411,525 in respect of his pro-rated target bonus for the 2009 fiscal year, and, since the company exceeded its EBITDA targets for the 2009 fiscal year, he received a pro-rated amount of excess bonus he would have been entitled to receive of $156,380; (b) $2,325,000 in severance pay payable in equal installments over eighteen months; (c) continued coverage under the company’s group health, life and disability plans until the earlier of (1) eighteen months from the separation date (approximately $18,000) and (2) the date Mr. Ansell is or becomes eligible for comparable coverage under health, life and disability plans of another employer; (d) $25,000 for outplacement counseling services; and (e) $10,000 for legal and other fees for the negotiation and preparation of the separation agreement.

On July 13, 2009, Robert J. Gamgort was appointed as Chief Executive Officer and a Director. Mr. Gamgort entered into an employment agreement, which is filed as Exhibit 10.33, with an affiliate of the company on July 13, 2009. The employment Agreement provides for an initial term of five years commencing on July 13, 2009. The initial term will be automatically extended for an additional one-year period on each July 13 after the initial term, unless one of the parties provides the other 60 days’ prior written notice before the expiration that the term shall not be extended. The financial terms of the employment agreement sets forth (a) Mr. Gamgort’s annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors; (b) states that he will be eligible to earn an annual bonus award at a target of 100% of the base salary, and up to a maximum of 200% of the base salary, based upon the achievement of annual EBITDA target or maximum performance objectives established annually by the Board of Directors; (c) states that he will be eligible to receive an annual deferred cash incentive award of $1 million (pro-rated for the 2009 fiscal year) contingent on satisfaction of specified performance objectives established by the Board of Directors (except for the 2009 award, which is not subject to performance criteria), with each award payable on the third anniversary of its grant date; and (d) states that he will be eligible to receive a $3-4 million transaction incentive award, in the event of a qualified public offering or a change of control that occurs during Mr. Gamgort’s employment, with the grant of the transaction incentive award contingent on the valuation of Peak Holdings at the time of the transaction.

The company has an employment agreement with Mr. Steeneck that sets forth the his annual base salary, which will be subject to discretionary annual increases upon review by the Board of Directors, and states that Mr. Steeneck will be eligible to earn an annual bonus as a percentage of salary with respect to each fiscal year (with a target percentage between 75% and 150%), based upon the extent to which annual performance targets established by the Board of Directors are achieved. The annual bonus, if any, shall be paid within two and one-half months after the end of the applicable fiscal year. Mr. Steeneck also has the opportunity to earn an enhanced annual bonus, which would increase his target percentage from 75% to 100% and his maximum target percentage from 150% to 200%. The enhanced annual bonus is based upon the company achieving certain EBITDA and other financial targets, which would be in excess of the targets established annually by the Board of Directors. In 2009, the enhanced target was met. We recently modified the EBITDA targets included in Mr. Steeneck’s plan to levels we believe are reasonably attainable in light of the current global economic and financial crisis. A copy of the enhanced target annual bonus and its modification are filed as Exhibit 10.22 and 10.24, respectively.

Pursuant to each employment agreement listed above, if an executive’s employment terminates for any reason, the executive is entitled to receive (1) any base salary and unused vacation accrued through the date of termination; (2) any annual bonus earned, but unpaid, as of the date of termination, (3) reimbursement of any unreimbursed business expenses properly incurred by the executive; and 4) such employee benefits, if any, as to which the executive may be entitled under our employee benefit plans (the payments and benefits described in (1) through (4) being “accrued rights”).

If an executive’s employment is terminated by us without “cause” (as defined below) (other than by reason of death or disability) or if the executive resigns as a result of a “constructive termination” (as defined below) (each a “qualifying termination”), the executive is entitled to (1) the accrued rights; (2) a pro rata portion of a target annual bonus based upon the percentage of the fiscal year that shall have elapsed through the date of the executive’s termination of employment; (3) subject to compliance with certain confidentiality, non-competition and non-solicitation covenants contained in his employment agreement and execution of a general release of claims on behalf of the company, an amount equal to the product of (x) one-and-a-half in the case of Mr. Gamgort or one in the case of Mr. Steeneck and (y) the sum of (A) the executive’s base salary and (B) the executive’s target annual bonus amount, which shall be payable to the executive in equal installments in accordance with the company’s normal payroll practices; (4) continued coverage under our group health plans until the earlier of (A) eighteen months in the case of Mr. Gamgort and one year in the case of Mr. Steeneck from the executive’s date of termination of employment with the company and (B) the date the executive is or becomes eligible for comparable coverage under health, life and disability plans of another employer; and, in the case of Mr. Gamgort, (5) the applicable payments under the terms of the annual deferred cash incentive award and the transaction incentive award.

For purposes of these agreements, “cause” is defined as (A) the executive’s continued failure substantially to perform his material duties under the executive’s employment agreement (other than as a result of total or partial incapacity due to physical or mental illness) following notice by the company to the executive of such failure and 30 days within which to cure; (B) theft or embezzlement of company property; (C) any act on the part of executive that constitutes a felony under the laws of the United States or any state thereof (provided, that if an executive is terminated for any action described in this clause (C) and the executive is never indicted in respect of such action, then the burden of establishing that such action occurred will be on the company in respect of any proceeding related thereto between the parties and the standard of proof will be clear and convincing evidence (and if the company fails to meet that standard, the company will reimburse the executive for his reasonable legal fees in connection with that proceeding)); (D) the executive’s willful material misconduct in connection with his duties to the company or any act or omission which is materially injurious to the financial condition or business reputation of the company or any of its subsidiaries or affiliates; (E) the executive’s breach of the provisions of the non-competition clause of these agreements; or, solely in the case of Mr. Steeneck, (F) dishonesty in the performance of the executive’s duties resulting in material harm to the company. No act will be deemed to be “willful” if conducted in good faith with a reasonable belief that the conduct was in the best interests of the company.

For purposes of these agreements, “constructive termination” is defined as (A) the failure of the company to pay or cause to be paid the executive’s base salary or annual bonus (if any) when due; (B) a reduction in the executive’s base salary or target bonus opportunity as a percentage of base salary (excluding any change in the value of equity incentives or a reduction in base salary affecting substantially all similarly situated executives by the same percentage of base salary); (C) any substantial and sustained diminution in the executive’s duties, authority or responsibilities as of the date of the agreement; (D) a relocation of the executive’s primary work location more than 50 miles without his prior written consent; (E) the failure to assign the executive’s employment agreement to a successor, and the failure of such successor to assume that employment agreement, in any public offering or change of control (each as defined in the Securityholders Agreement, dated April 2, 2007, described under “Certain Relationships and Related Transactions and Director Independence—Securityholders Agreement of Peak Holdings LLC”); (F) a company notice to the executive of the company’s election not to extend the employment term; or, solely in the case of Mr. Gamgort, (G) a failure to elect or reelect or the removal as a member of the Board of Directors; provided, that none of these events will constitute constructive termination unless the company fails to cure the event within 30 days after notice is given by the executive specifying in reasonable detail the event which constitutes constructive termination; provided, further, that constructive termination will cease to exist for an event on the 60th day following the later of its occurrence or the executive’s knowledge thereof, unless the executive has given the company notice thereof prior to such date.

In the event of an executive’s termination of employment that is not a qualifying termination or a termination due to death or disability, he will only be entitled to the accrued rights (as defined above); and, in the case of Mr. Gamgort’s death or disability, the applicable payments under the terms of the annual deferred cash incentive award and the transaction incentive award.

For information with respect to potential payments to the named executive officers pursuant to their employment agreements upon termination or change of control, see the tables set forth under “—Potential Payments Upon Termination or Change in Control.”

Each of the agreements also contains non-competition provisions that limit the executive’s ability to engage in activity competing with our company for 18 months, in the case of Mr. Gamgort, or one year, in the case of Mr. Steeneck, after termination of employment. Termination payments are contingent on the executive’s compliance with all non-competition provisions.

Other Change of Control and Severance Agreements

Mr. Kiser, Mr. Sutter and Ms. Robling have entered into severance agreements that are substantially different from that of other executives of the company. Under these agreements, if an executive’s employment is terminated by us without cause (as defined), then the executive would be entitled to a cash payment equal to the executive’s then current salary for up to 12 months (nine months guaranteed plus three additional months should the executive not be employed after the initial nine months). Mr. Kiser’s agreement is filed as Exhibit 10.29. Mr. Sutter’s agreement is filed as Exhibit 10.38. Ms. Robling’s agreement is filed as Exhibit 10.39.

Outstanding Equity Awards at 2009 Fiscal Year End

The following table provides information regarding outstanding awards made to our named executive officers as of our most recent fiscal year end.

Name	Number of Shares or Units of Stock That Have Not Vested (#) (a)		Stock Awards			Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (h) ($)
			Market Value of Shares or Units of Stock That Have Not Vested (h) ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (b)
Robert J. Gamgort	562.5	(c)	$2,561,625	1,462.5	(c)	$6,660,225
Craig Steeneck	115.5	(d)	525,987	423.5	(d)	1,928,619
				100.0	(d)	455,400
Edward L. Sutter	112.5	(e)	512,325	292.5	(e)	1,332,045
Sally Genster Robling	75.0	(f)	341,550	195.0	(f)	888,030
Chris L. Kiser	45.0	(g)	204,930	165.0	(g)	751,410

(a)	Represents Class B-1 Units, which vest ratably over five years.
(b)	Represents Class B-2 Units, which vest ratably over five years depending on whether annual or cumulative EBITDA targets are met and Class B-3 Units, which vest either on a change of control or similar event if certain internal rates of return are met.
(c)	Assuming certain company performance targets are met, Mr. Gamgort’s unvested Class B Units vest as follows: in fiscal 2010 – 337.5; in fiscal 2011 – 337.5; in fiscal 2012 – 337.5; in fiscal 2013 – 337.5; and in fiscal 2014 – 675.
(d)	Assuming certain company performance targets are met, Mr. Steeneck’s unvested Class B Units vest as follows: in fiscal 2010 – 165.5; in fiscal 2011 – 115.5; and in fiscal 2012 – 358.
(e)	Assuming certain company performance targets are met, Mr. Sutter’s unvested Class B Units vest as follows: in fiscal 2010 – 67.5; in fiscal 2011 – 67.5; in fiscal 2012 – 67.5; in fiscal 2013 – 67.5; and in fiscal 2014 – 135.
(f)	Assuming certain company performance targets are met, Ms. Robling’s unvested Class B Units vest as follows: in fiscal 2010 – 45; in fiscal 2011 – 45; in fiscal 2012 – 45; in fiscal 2013 – 45; and in fiscal 2014 – 90.
(g)	Assuming certain company performance targets are met, Mr. Kiser’s unvested Class B Units vest as follows: in fiscal 2010 – 45; in fiscal 2011 – 45; and in fiscal 2012 – 120.
(h)	The value ascribed to the Class B Units was calculated based upon a value of $4,554 per B Unit, which is the value calculated at April 1, 2009 and is the value used in calculating stock compensation expense under the authoritative guidance for stock compensation

Option Exercises and Stock Vested in 2009

The following table provides information regarding the amounts received by our named executive officers upon the vesting of stock or similar instruments during our most recent fiscal year.

	Stock Awards
Name	Number of Shares Acquired on Vesting (a) (#)	Value Received on Vesting (a) ($)
Robert J. Gamgort	225.0	$1,024,650
Craig Steeneck	165.5	753,687
Edward L. Sutter	45.0	204,930
Sally Genster Robling	30.0	136,620
Chris L. Kiser	45.0	204,930

(a)	During 2009, a portion of the Class B-1 Units vested. The value ascribed to the vested Class B-1 Units was calculated based upon a value of $4,554 per B Unit, which is the value used in calculating stock compensation expense under the authoritative guidance for stock compensation.

Nonqualified Deferred Compensation for 2009

None of our named executive officers currently participates in a nonqualified deferred compensation plan.

Pension Benefits for 2009

None of our named executive officers currently participates in a defined benefit plan sponsored by us or our subsidiaries or affiliates.

Potential Payments Upon Termination or Change in Control

The following tables show the estimated amount of potential cash severance payable to each of the named executive officers, as well as the estimated value of continuing benefits, based on compensation and benefit levels in effect on December 27, 2009, assuming the executive’s employment terminated effective December 27, 2009. Due to the numerous factors involved in estimating these amounts, the actual value of benefits and amounts to be paid can only be determined upon an executive’s termination of employment.

In the tables below, the value of the accelerated stock vesting was based upon an estimated intrinsic value of Peak Holdings LLC Class B Units as of December 27, 2009 of $311 each. The value of accelerated stock vesting does not include unvested Class B-2 Units and Class B-3 Units that would vest upon a change of control only if certain internal rate of return targets were met because such targets had not been met as of December 27, 2009. The value of the health and welfare benefits in the tables below was estimated at $1,000 per month.

You should read this section together with the subsection above entitled “—Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2009-Employment Agreements,” which includes, among other things, definitions of the terms “cause” and “constructive termination” used in the tables below with respect to Messrs. Gamgort and Steeneck. The term “change of control” is defined in the applicable employment agreement or severance agreement for each such executive officer. Each of these agreements is filed as an exhibit to the registration statement of which this prospectus is a part.

Robert J. Gamgort

	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	$—	$2,550,000	$—	$2,550,000	$—	$—	$—
Acceleration of Stock Vesting	—	—	—	—	245,094	—	—
Vested Stock Awards	—	70,027	—	70,027	—	—	—
Health and Welfare Benefits	—	18,000	—	18,000	—	—	—

Total	$—	$2,638,027	$—	$2,638,027	$245,094	$—	$—

Craig Steeneck

	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	$—	$875,000	$—	$875,000	$—	$—	$—
Acceleration of Stock Vesting	—	—	—	—	123,403	—	—
Vested Stock Awards	—	87,456	—	87,456	—	—	—
Health and Welfare Benefits	—	12,000	—	12,000	—	—	—

Total	$—	$974,456	$—	$974,456	$123,403	$—	$—

Edward L. Sutter

	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	$—	$350,000	$—	$—	$—	$—	$—
Acceleration of Stock Vesting	—	—	—	—	49,019	—	—
Vested Stock Awards	—	14,005	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—	—

Total	$—	$364,005	$—	$—	$49,019	$—	$—

Sally Genster Robling

	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	$—	$340,000	$—	$—	$—	$—	$—
Acceleration of Stock Vesting	—	—	—	—	32,679	—	—
Vested Stock Awards	—	9,337	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—	—

Total	$—	$349,337	$—	$—	$32,679	$—	$—

Chris L. Kiser

	Voluntary Termination	Involuntary Termination Without Cause	Termination For Cause	Constructive Termination	Change in Control	Disability	Death
Cash Severance	$—	$340,000	$—	$—	$—	$—	$—
Acceleration of Stock Vesting	—	—	—	—	42,016	—	—
Vested Stock Awards	—	28,011	—	—	—	—	—
Health and Welfare Benefits	—	—	—	—	—	—	—

Total	$—	$368,011	$—	$—	$42,016	$—	$—

Compensation of Directors

Our directors who are also our employees or employees of Blackstone receive no additional compensation for their services as directors. Mr. Deromedi’s compensation is discussed below under “Director Services Agreement.” Mr. Jimenez and Mr. Silcock, who are neither employees of the company nor of Blackstone, receive (1) an annual retainer of $30,000 to be paid annually in arrears on April 2, (2) an annual payment of $10,000 for serving as Chairman of the Audit Committee (In 2009, Mr. Jimenez was Chairman of the Audit Committee for the first quarter of 2009, Mr. Silcock was Chairman for the second through fourth quarters of 2009), and (3) an annual option grant with an after-tax value of approximately $50,000.

The table below sets forth information regarding director compensation for the year ended December 27, 2009.

Name	Fees Paid in Cash ($)	Stock Awards (a) ($)		Option Awards (a) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
Roger Deromedi	$241,442	$227,700	(c)	$—	$220,938	$7,881	(b)	$697,961
Joseph Jimenez	32,500	40,986	(d)	—	—	—		73,486
Ray Silcock	37,500	40,986	(e)	—	—	—		78,486

(a)	Stock Awards and Option Awards, which were valued in accordance with the authoritative guidance for stock compensation, represent grant date fair value for the Class B-1, Class B-2 and Class B-3 Units. The assumptions used in the valuation are discussed in Note 6 of our audited consolidated financial statements for the fiscal year ended December 27, 2009.
(b)	For Mr. Deromedi, All Other Compensation consists of contributions made by the company to his 401(k) account and group life insurance premiums.
(c)	Represents 50 Class B Units at a grant date fair value of $4,554 per Class B Unit. As of December 27, 2009, Mr. Deromedi had 1,050 Class B Units outstanding of which 305 were vested.
(d)	Represents 9 Class B Units at a grant date fair value of $4,554 per Class B Unit. As of December 27, 2009, Mr. Jimenez had 100 Class B Units outstanding of which 27 were vested.
(e)	Represents 9 Class B Units at a grant date fair value of $4,554 per Class B Unit. As of December 27, 2009, Mr. Silcock had 17 Class B Units outstanding of which 2.1 were vested.

Director Service Agreement

In connection with the Blackstone Transaction, on April 2, 2007, Crunch Holding Corp. entered into a director service agreement with Roger Deromedi that governs the terms of his service to the company. The term of the agreement commenced on April 2, 2007 and ends on April 2, 2012; provided, however, that commencing on April 2, 2012 and on each April 2 thereafter, the agreement’s term shall be extended for an additional one-year period unless the company or Mr. Deromedi provides the other party 60 days’ prior notice before the next extension date that the term will not be so extended. This agreement is terminable by either party at any time; provided that Mr. Deromedi must give no less than 30 days’ notice prior to a resignation.

The director service agreement sets forth Mr. Deromedi’s annual fee, which is subject to discretionary annual increases upon review by the Board of Directors, and is payable in regular installments. The agreement states that Mr. Deromedi will also be eligible to earn an annual bonus as a percentage of his annual fee with respect to each fiscal year (with a target percentage of 66.7%), based upon the sole discretion of the Board of Directors. The Board of Directors uses the same criteria that are used to evaluate management under the Management Incentive Plan in determining Mr. Deromedi’s bonus amount. See Compensation Discussion and Analysis above for a description of these criteria.

Pursuant to the director service agreement, if Mr. Deromedi’s services are terminated due to death or disability, he is entitled to receive (1) any base salary accrued through the date of termination, (2) any annual bonus earned, but unpaid, as of the date of the termination and (3) reimbursement of any unreimbursed business expenses properly incurred by the director prior to the date of termination (the payments described in (1) through (3) being “accrued rights”).

Pursuant to the director service agreement, if Mr. Deromedi is terminated by us without “cause,” as defined under “—Employment Agreements,” or as a result of a constructive termination (as defined below), he is entitled to: (1) the accrued rights and (2) subject to compliance with certain confidentiality, non-competition and non-solicitation covenants contained in the director service agreement and execution of a general release of claims on behalf of the company, an amount equal to (x) one multiplied by (y) the sum of the annual base salary plus his target annual bonus, which shall be payable to him in equal installments in accordance with our normal payroll practices.

For purposes of Mr. Deromedi’s director service agreement, “constructive termination” means (A) the failure by us to pay or cause to be paid his annual compensation or annual bonus, if any, when due; (B) a reduction in his annual compensation (excluding any change in value of equity incentives or a reduction affecting substantially all senior managers); or (C) a material reduction or a material increase in his duties and responsibilities; provided, that none of these events constitutes constructive termination unless we fail to cure the event within 30 days after written notice is given by him specifying in reasonable detail the event that constitutes the constructive termination; provided, further, that constructive termination will cease to exist for an event on the 60th day following the later of its occurrence or his knowledge thereof, unless he has given us written notice thereof prior to such date.

If Mr. Deromedi’s services are terminated by us for “cause” or if he resigns for reasons other than as a result of a constructive termination, he will only be entitled to receive his accrued rights.

Mr. Deromedi’s director service agreement also contains non-competition provisions that limit his ability to engage in activity competing with our company for six months after termination of his services.

A copy of Mr. Deromedi’s director service agreement is filed as Exhibit 10.5.

On July 13, 2009, Mr. Deromedi, who served as Executive Chairman of the Board of Directors of the company, became Non-Executive Chairman. Mr. Deromedi’s annual director fee was reduced from $310,000 to $155,000. All other details of his compensation, duties and authority remained unchanged. The amendment of Mr. Deromedi’s director service agreement is filed as Exhibit 10.35.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of the Class A-1 and Class A-2 Units of our ultimate parent company, Peak Holdings LLC, a Delaware limited liability company, as of December 27, 2009 for (i) each individual or entity known by us to own beneficially more than 5% of the Class A-1 Units or Class A-2 Units of Peak Holdings LLC, (ii) each of our named executive officers, (iii) each of our directors and (iv) all of our directors and our executive officers as a group. The Class A-1 Units and the Class A-2 Units have equal voting rights. For additional information about the equity investment by certain members of our senior management, see “Management—Equity Investment by Chairman and Executive Officers.”

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated Class A-1 Units and Class A-2 Units. Unless otherwise noted, the address of each beneficial owner of Class A-1 Units is 345 Park Avenue, New York, New York 10017, and the address of each beneficial owner of Class A-2 Units is c/o Pinnacle Foods Group LLC, 1 Bloomfield Avenue, Mt. Lakes, New Jersey 07046.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent
A-1	Blackstone Funds (1)	674,178,549	98%
A-2	Roger Deromedi (2)	4,000,000	*
A-2	Robert J. Gamgort	1,109,579	*
A-2	Craig Steeneck	800,000	*
A-2	Ray Silcock	600,000	*
A-2	Joseph Jimenez	350,000	*
A-2	Edward L. Sutter	250,000	*
A-2	Chris L. Kiser	175,000	*
A-2	Sally Genster Robling	125,000	*
A-2	Directors and Executive Officers as a Group (twelve persons)	8,873,633	1.5%

*	Less than one percent
(1)	Reflects beneficial ownership of 503,200,144 Class A-1 Units held by Blackstone Capital Partners V L.P., 110,119,478 Class A-1 Units held by Blackstone Capital Partners V–A L.P.,36,251,411 Class A-1 Units held by Blackstone Capital Partners V-AC L.P., 17,401,848 Class A-1 Units held by Blackstone Family Investment Partnership V-SMD L.P., 5,848,453 Class A-1 Units held by Blackstone Family Investment Partnership V L.P. and 1,357,215 Class A-1 Units held by Blackstone Participation Partnership V L.P. (collectively, the “Blackstone Funds”). The general partner of all Blackstone Funds is Blackstone Management Associates V L.L.C. BMA V L.L.C. is the sole member of Blackstone Management Associates V L.L.C. Blackstone Holdings III L.P. is the managing member and majority in interest owner of BMA V L.L.C. Blackstone Holdings III L.P. is indirectly controlled by The Blackstone Group L.P. and is owned, directly or indirectly, by Blackstone professionals and The Blackstone Group L.P. The Blackstone Group L.P. is controlled by its general partner, Blackstone Group Management L.L.C., which is in turn wholly owned by Blackstone’s senior managing directors and controlled by its founder Stephen A. Schwarzman. Mr. Schwarzman disclaims beneficial ownership of such Units.
(2)	All of the units are held in a revocable trust for the benefit of Mr. Deromedi.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Securityholders Agreement of Peak Holdings LLC

In connection with the Blackstone Transaction, Peak Holdings LLC, our ultimate parent company, entered into a securityholders agreement with the equity owners (Blackstone and management investors).

Under the securityholders agreement, each of the securityholders of Peak Holdings LLC agrees to take all necessary actions to cause the persons designated by Blackstone to be elected to the boards of directors of Peak Holdings LLC and each of its subsidiaries, including our company. The parties also agree to vote the securities of Peak Holdings LLC and its subsidiaries, including our company, as Blackstone directs in connection with the merger or consolidation of Peak Holdings LLC, the sale of all or substantially all its assets, the amendment of its organizational documents and certain other matters.

The securityholders agreement also restricts transfers by employee holders of securities of Peak Holdings LLC from transferring those securities prior to the earliest of a qualified public offering, a change of control and the seventh anniversary of the closing of the Blackstone Transaction (the “lapse date”), subject to exceptions, and grants Peak Holdings LLC a right of first refusal in connection with sales by employee holders on or after the lapse date and before a public offering by Peak Holdings LLC. The securityholders agreement also gives employee holders customary tag-along rights with respect to sales of securities held by Blackstone and gives Blackstone customary drag-along rights in connection with a change of control, subject in certain instances to a minimum threshold of sales by Blackstone.

The agreement grants Blackstone demand registration rights with respect to the securities of Peak Holdings LLC and grants all securityholders certain piggyback registration rights. The agreement contains customary indemnification provisions in connection with any such registration. A copy of the agreement is attached as Exhibit 10.15.

For additional information about the equity investment by certain members of our senior management in connection with the Blackstone Transaction, see “Management—Equity Investment by Chairman and Executive Officers.”

Securityholders Agreement of Crunch Holding Corp.

In connection with the 2007 Stock Incentive Plan described under “Executive Compensation—Compensation Discussion and Analysis—Elements of Compensation,” Crunch Holding Corp., the immediate subsidiary of Peak Holdings LLC, entered into a securityholders agreement with Peak Holdings LLC and the employee shareholders of Crunch Holding Corp. from time to time.

Under the securityholders agreement, each of the shareholders of Crunch Holding Corp. agrees to take all necessary actions to cause the persons designated by Peak Holdings LLC to be elected to the boards of directors of Crunch Holding Corp. and each of its subsidiaries, including our company. The parties also agree to vote the securities of Crunch Holding Corp. and its subsidiaries, including our company, as Peak Holdings LLC directs in connection with the merger or consolidation of Crunch Holding Corp., the sale of all or substantially all its assets, the amendment of its organizational documents and certain other matters.

The securityholders agreement also restricts transfers by employee holders of securities of Crunch Holding Corp. from transferring those securities prior to the earliest of a qualified public offering, a change of control and the seventh anniversary of the closing of the Blackstone Transaction (the “lapse date”), subject to exceptions, and grants Crunch Holding Corp. a right of first refusal in connection with sales by employee holders on or after the lapse date and before a public offering by Crunch Holding Corp. The securityholders agreement also gives Blackstone and Peak Holdings LLC customary drag-along rights in connection with a change of control. A copy of the agreement is attached as Exhibit 10.18.

Advisory Agreement

At the closing of the Blackstone Transaction, we and one or more of our parent companies entered into a transaction and advisory fee agreement with an affiliate of Blackstone pursuant to which such entity or its affiliates will provide certain strategic and structuring advice and assistance to us. In addition, under this agreement, affiliates of Blackstone will provide certain monitoring, advisory and consulting services to us for an aggregate annual management fee equal to the greater of $2.5 million or 1.0% of adjusted EBITDA (as defined in the credit agreement governing our Senior Secured Credit Facility) for each year thereafter. The management fee was $2.5 million in the 39 weeks ended December 30, 2007, $2.5 million in the fiscal year ended December 28, 2008 and $2.5 million in the fiscal year ended December 27, 2009. The Company reimbursed the Blackstone group out-of-pocket expenses totaling $0.1 million during fiscal year ended December 28, 2008 and an amount totaling less than $0.1 million during fiscal year ended December 27, 2009.

Affiliates of Blackstone also received reimbursement for out-of-pocket expenses incurred by them or their affiliates in connection with the Blackstone Transaction prior to the closing date and in connection with the provision of services pursuant to the agreement. In addition, pursuant to such agreement, an affiliate of Blackstone also received transaction fees totaling $21.6 million, which amount is contained within the $71.2 million of transaction costs discussed in Note 1 of our audited consolidated financial statements for fiscal 2007 in connection with services provided by Blackstone and its affiliates related to the Blackstone Transaction. The agreement includes customary exculpation and indemnification provisions in favor of Blackstone and its affiliates. A copy of this agreement is attached as Exhibit 10.6.

In connection with the Birds Eye Acquisition the transaction and advisory fee agreement with an affiliate of Blackstone was updated to include a provision that granted the affiliates a 1% transaction fee based on the transaction purchase price. This fee totaled $14.0 million. Also, there was an advisory fee with an affiliate for $3.0 million. These fees are contained within the $24.1 million of transaction fees discussed in Note 3 of our audited consolidated financial statements. A copy of this agreement is attached as Exhibit 10.37. Also, as described in Note 3 of our audited consolidated financial statements, the Company incurred original issue discount, in connection with the Tranche C Term Loans. A portion of that discount, $0.8 million related to loans from an affiliate of the Blackstone Group.

Upon a change of control in our ownership, a sale of all of our assets, or an initial public offering of our equity, and in recognition of facilitation of such change of control, asset sale or public offering by affiliates of Blackstone, these affiliates of Blackstone may elect to receive, in lieu of annual payments of the management fee, a single lump sum cash payment equal to the then-present value of all then-current and future management fees payable under this agreement. The lump sum payment would only be payable to the extent that it is permitted under the indentures and other agreements governing our indebtedness.

Supplier Costs

Graham Packaging, which is owned by affiliates of the Blackstone Group, supplies packaging for some of the Company’s products. Purchases from Graham Packaging were $8.7 million for the 39 weeks ended December 30, 2007, $11.3 million for the fiscal year ended December 28, 2008 and $6.2 million for the fiscal year ended December 27, 2009.

Customer Purchases

Performance Food Group, which is owned by affiliates of The Blackstone Group, is a food service supplier that purchases products from the Company. Sales to Performance Food Group were $3.9 million for the 39 weeks ended December 30, 2007, $5.0 million for the fiscal year ended December 28, 2008, and $5.2 million for the fiscal year ended December 27, 2009.

Debt and Interest Expense

As of December 30, 2007, $29.8 million of our senior secured term loan was owed to Blackstone Advisors L.P., an affiliate of Blackstone. In addition, for the period April 2, 2007 to December 30, 2007, interest expense recognized in the Consolidated Statements of Operations for debt owed to Blackstone Advisors L.P. totaled $1.5 million. As of December 28, 2008, $34.6 million of our senior secured term loan was owed to Blackstone Advisors L.P., an affiliate of Blackstone. Related party interest for Blackstone Advisors L.P for the fiscal year ended December 28, 2008 was $3.1 million. As of December 27, 2009, $34.2 million of our senior secured term loan was owed to Blackstone Advisors L.P. and $75.0 million was owned by GSO Capital Partners LP, both of whom are affiliates of Blackstone. Related party interest for Blackstone Advisors L.P for the fiscal year ended December 27, 2009 was $1.4 million. There was no related party interest for GSO Capital Partners LP for the fiscal year ended December 27, 2009.

Notes Receivable from Officers

In connection with the capital contributions at the time of the Birds Eye Acquisition on December 23, 2009, certain members of the Board of Directors and management purchased ownership units of our ultimate parent Peak Holdings LLC. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable were $0.6 million and were fully paid in January 2010.

Tax Sharing Agreement

On November 25, 2003, the Predecessor entered into a tax sharing agreement with Crunch Holding Corp. which provided that we will file U.S. federal income tax returns with Crunch Holding Corp. on a consolidated basis. This agreement further provided that we make distributions to Crunch Holding Corp., and Crunch Holding Corp. makes contributions to us, such that we incurred the expense for taxes generated by our business on the same basis as if we did not file consolidated tax returns. Aurora and its wholly owned subsidiary, Sea Coast, became party to the tax sharing agreement on March 19, 2004. PFF became party to the tax sharing agreement on April 2, 2007. Birds Eye Foods, Inc. and Subsidiaries became a party to the tax sharing agreement effective December 23, 2009.

Director Independence

We have not made a determination that any of our directors is independent under the applicable standards of the New York Stock Exchange or any other standard. Because our securities are not listed on any stock exchange or inter-dealer quotation system, we are not subject to the independence standards of any such exchange or quotation system. In addition, if we were a listed company, we believe we would be eligible for the controlled company exception set forth in Section 303A of the Listed Company Manual of the New York Stock Exchange (if that were the exchange on which we were listed) from the rule that would ordinarily require that a majority of a listed issuer’s board of directors be independent and from certain other rules. If we were subject to the New York Stock Exchange’s standard of independence, we believe that, at a minimum, our Executive Chairman, each of our directors who is an executive officer of our company and each of our directors who is associated with Blackstone, our controlling shareholder, would not be considered independent, including Messrs. Deromedi, Gamgort, Melwani, Overly and Giordano.

DESCRIPTION OF OTHER INDEBTEDNESS

Senior Secured Credit Facilities

Overview

In connection with the Blackstone Transaction, we entered into senior secured credit facilities with Lehman Commercial Paper Inc., as administrative agent, collateral agent and swing line lender, Lehman Brothers Inc., as joint lead arranger and joint bookrunner, Goldman Sachs Credit Partners L.P., as syndication agent, joint lead arranger and joint bookrunner, and the other agents and lenders from time to time party thereto. Subsequent to the Blackstone Transaction, Barclays Bank PLC became the joint lead arranger and joint bookrunner. In connection with the Birds Eye Acquisition, we entered into an amendment of our senior secured credit facilities with Barclays Bank PLC, as administrative agent and collateral agent, Barclays Capital, the investment banking division of Barclays Bank PLC, as joint lead arranger and joint bookrunner, Banc of America Securities LLC, as joint lead arranger and joint bookrunner, Credit Suisse Securities (USA) LLC, as joint lead arranger and joint bookrunner, HSBC Securities (USA) Inc., as joint bookrunner, Macquarie Capital (USA) Inc., as joint bookrunner, and the lenders from time to time party thereto. Pursuant to the amendment, we added a tranche C term loan facility in an initial aggregate principal amount of $850.0 million to our senior secured credit facilities. Pursuant to the amendment, we also increased the revolving credit facility under our senior secured credit facilities by $25.0 million. On August 17, 2010, we entered into an amendment of our senior secured credit facilities with Barclays Bank PLC, as sole and exclusive administrative agent and sole collateral agent and Barclays Capital, the investment banking division of Barclays Bank PLC, Banc of America Securities LLC and Credit Suisse Securities (USA) LLC as joint lead arrangers and joint bookrunners. Pursuant to the amendment, we added a tranche D term loan facility in an aggregate principal amount of $442.3 million to our senior secured credit facilities. We repaid the entire $842.3 million aggregate principal amount of outstanding tranche C term loans under our senior secured credit facilities with proceeds from our offering of $400.0 million aggregate principal amount of senior unsecured notes due 2017, our new tranche D term loan facility and cash on hand.

The senior secured credit facilities provide senior secured financing of $1,842.3 million, consisting of:

•	a $1,250.0 million tranche B term loan facility,

•	a $442.3 million tranche D term loan facility, and

•	a $150.0 million revolving credit facility.

Pinnacle Foods Finance LLC, which is referred to in this section as the “Borrower,” is the borrower under the senior secured credit facilities. The revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swing line borrowings. In addition, the senior secured credit facilities also provided us with the option to raise incremental credit facilities, subject to certain limitations.

Interest Rate and Fees

Borrowings under the tranche B term loan facility, the tranche D term loan facility and the revolving credit facility bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the higher of (1) the prime lending rate as set forth on the British Banking Association Telerate Page 5 and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowing adjusted for certain additional costs. The margin for the tranche B term loan facility was initially 1.75%, in the case of base rate loans, and 2.75%, in the case of LIBOR rate loans. The margin for the tranche D term loan facility was initially 3.25%, in the case of base rate loans, and 4.25%, in the case of LIBOR rate loans. The base rate for the tranche D term loan facility is subject to a floor of 2.75%, and the LIBOR rate for the tranche D term loan facility is subject to a floor of 1.75%.

The applicable margin for borrowings under the tranche B term loan facility, the tranche D term loan facility and the revolving credit facility may be reduced subject to our attaining certain leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate was 0.50% per annum. The commitment fee rate may be reduced subject to our attaining certain leverage ratios. We are also required to pay customary letter of credit fees.

Prepayments

The senior secured credit agreement requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0%, as applicable, subject to our attaining certain leverage ratios) of our annual excess cash flow;

•

if the Borrower’s leverage ratio is greater than 3.25 to 1.00, 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments (a) within 15 months of the receipt of such net cash proceeds or (b) if we commit to reinvest such net cash proceeds within 15 months of the receipt thereof, within 180 days of the date of such commitment; and

•	100% of the net proceeds of any incurrence of debt by the Borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the senior secured credit facilities.

Notwithstanding any of the foregoing, each lender under a term loan facility has the right to reject its pro rata share of mandatory prepayments described above, in which case we may retain the amounts so rejected.

The foregoing mandatory prepayments will be applied to installments of the term loan facilities in direct order of maturity.

We may voluntarily repay outstanding loans under the senior secured credit facilities at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

In the event that, within one year of August 17, 2010, we amend the tranche D term loan facility to reduce the interest rate applicable to the tranche D term loan facility or refinance it with the proceeds of indebtedness with a lower yield than that applicable to the tranche D term loan facility, the prepayment must be made at 101% of the principal amount of the loans under the tranche D term loan facility repriced through an amendment or prepaid, as the case may be.

Amortization

We are required to repay installments on the loans under the tranche B term loan facility and tranche D term loan facility in quarterly installments in aggregate annual amounts equal to 1.00% of their funded total principal amount for the first six years and nine months following the date of the initial closing of the senior secured credit facilities, which repayments began with respect to the tranche B term loan facility on September 30, 2007 and which payment will begin with respect to the tranche D term loan facility on December 30, 2010, with the remaining amount payable on the date that is seven years from the date of the initial closing of the senior secured credit facilities.

Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, six years from the date of the closing of the senior secured credit facilities.

Guarantee and Security

All obligations under the senior secured credit agreement are unconditionally guaranteed by Peak Finance Holdings LLC and, subject to certain exceptions, each of our existing and future material domestic wholly-owned subsidiaries.

All obligations under the senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all the following assets of the Borrower and each guarantor, subject to certain exceptions:

•

a pledge of 100% of the capital stock of the Borrower, 100% of the capital stock of each subsidiary guarantor and 65% of the capital stock of each of our wholly-owned foreign subsidiaries that are directly owned by us or one of the guarantors; and

•

subject to customary exceptions, a security interest in, and mortgages on, substantially all tangible and intangible assets of the Borrower and each guarantor, excluding certain classes of assets for which obtaining a security interest or perfection thereof would require considerable expense.

Certain Covenants and Events of Default

The senior secured credit agreement contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness, make guarantees and enter into hedging arrangements;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	repay the senior subordinated notes or enter into certain amendments thereof;

•	engage in certain transactions with affiliates; and

•	maintain a senior secured leverage ratio above a certain threshold if there are greater than $10.0 million in loans outstanding under the revolving credit facility.

The senior secured credit facilities also contain certain customary affirmative covenants and events of default.

Existing Notes and Senior Subordinated Notes

On April 2, 2007, as part of the Blackstone Transaction, we issued $325.0 million 9 1/4% Senior Notes due 2015 and $250.0 million 10 5/8% Senior Subordinated Notes due 2017 (the “Senior Subordinated Notes”). On December 23, 2009, in connection with the Birds Eye Acquisition, we issued an additional $300.0 million 9 1/4% Senior Notes (together with the 9 1/4% Senior Notes due 2015 issued on April 2, 2007, the “Senior Notes due 2015”). The Senior Notes due 2015 are our general unsecured obligations, subordinated in right of payment to all existing and future senior secured indebtedness, and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries. The Senior Subordinated Notes are our general unsecured obligations, subordinated in right of payment to all existing and future senior indebtedness, and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries.

On August 17, 2010, we issued $400.0 million 8 1/4% Senior Notes due 2017 (the “Senior Notes due 2017,” and together with the “Senior Notes due 2015,” the “Senior Notes”). The Senior Notes due 2017 are our general unsecured obligations, subordinated in right of payment to all existing and future senior secured indebtedness, and guaranteed on a full, unconditional, joint and several basis by our wholly-owned domestic subsidiaries.

We may redeem some or all of the Senior Notes due 2015 at any time prior to April 1, 2011, some or all of the Senior Notes due 2017 at any time prior to September 1, 2010, and some or all of the Senior Subordinated Notes at any time prior to April 1, 2012, in each case at a price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such Senior Note due 2015 at April 1, 2011, Senior Note due 2017 at September 1, 2013, or Senior Subordinated Note at April 1, 2012, plus (ii) all required interest payments due on such Senior Note due 2015 through April 1, 2011, Senior Note due 2017 through September 1, 2013, or Senior Subordinated Note through April 1, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of such note.

In addition, until September 1, 2013, we may redeem up to 35% of the aggregate principal amount of Senior Notes due 2017 at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum on the Senior Notes due 2017 plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the right of holders of Senior Notes due 2017 of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by us from one or more equity offerings; provided that (i) at least 50% of the aggregate principal amount of Senior Notes due 2017 originally issued under the applicable indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering.

In December of 2007, we repurchased $51.0 million in aggregate principal amount of our 10 5/8% Senior Subordinated Notes at a discount price of $44.2 million. As of June 27, 2010, we had outstanding $199.0 million in aggregate principal amount of Senior Subordinated Notes.

We and our subsidiaries, affiliates or significant shareholders (including The Blackstone Group and its affiliates) may from time to time, in our sole discretion, purchase, repay, redeem or retire any of our outstanding debt or equity securities (including any publicly issued debt or equity securities) in privately negotiated or open market transactions, by tender offer or otherwise.

The indentures governing the Senior Notes and Senior Subordinated Notes limit our (and most or all of our subsidiaries’) ability to, subject to certain exceptions:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make other distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets to secure debt;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

Subject to certain exceptions, the indentures governing the Senior Notes and Senior Subordinated Notes permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

THE EXCHANGE OFFERS

General

The Issuers hereby offer to exchange a like principal amount of exchange notes for any or all outstanding unregistered notes on the terms and subject to the conditions set forth in this prospectus and accompanying letter of transmittal. We refer to the offers as the “exchange offers.” You may tender some or all of your outstanding unregistered notes pursuant to the applicable exchange offer.

As of the date of this prospectus, $300.0 million aggregate principal amount of 9 1/4% Senior Notes due 2015 that were issued in a private offering on December 23, 2009 and $400.0 million aggregate principal amount of 8 1/4% Senior Notes due 2017 that were issued in a private offering on August 17, 2010 are outstanding and unregistered. This prospectus, together with the letter of transmittal, is first being sent to all holders of outstanding unregistered notes known to us on or about October 18, 2010. The Issuers’ obligation to accept outstanding unregistered notes for exchange pursuant to the exchange offers is subject to certain conditions set forth under “—Conditions to the Exchange Offers” below. The Issuers currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Exchange Offers

We entered into registration rights agreements with the initial purchasers of the outstanding unregistered notes in which we agreed, under certain circumstances, to file a registration statement relating to offers to exchange the outstanding unregistered notes for exchange notes. We also agreed to use our reasonable best efforts to cause this registration statement to be declared effective and to cause the exchange offers to be consummated within 360 days after the issue date of the outstanding unregistered notes. The exchange notes will have terms substantially identical to the terms of the outstanding unregistered notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreements. The outstanding unregistered 9 1/4% Senior Notes and the outstanding unregistered 8 1/4% Senior Notes were issued on December 23, 2009 and August 17, 2010, respectively.

Under the circumstances set forth below, we will use our reasonable best efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding unregistered notes within the time periods specified in the registration rights agreements and to keep the shelf registration statement effective for two years or such shorter period ending when all outstanding unregistered notes or exchange notes covered by the statement have been sold in the manner set forth and as contemplated in the statement or to the extent that the applicable provisions of Rule 144(k) under the Securities Act are amended or revised. These circumstances include:

•	if applicable law or interpretations of the staff of the SEC do not permit the Issuers to effect the exchange offers;

•	if for any other reason the exchange offers are not consummated within 360 days of the issue date of the applicable series of outstanding unregistered notes;

•

any initial purchaser requests in writing to the Issuers within 30 days after the consummation of the exchange offers with respect to outstanding unregistered notes that are not eligible to be exchanged for exchange notes in the exchange offers and held by it following the consummation of the exchange offers; or

•

if any holder of the outstanding unregistered notes that participates in the exchange offers does not receive exchange notes that may be sold without restriction under state and federal laws in exchange for its tendered outstanding unregistered notes (other than due solely to the status of such holder as an affiliate of any Issuer) and notifies the Issuers within 30 days after becoming aware of restrictions.

If we fail to comply with certain obligations under the registration rights agreements, we will be required to pay additional interest to holders of the outstanding unregistered notes and the exchange notes required to be registered on a shelf registration statement.

Each holder of outstanding unregistered notes that wishes to exchange their outstanding unregistered notes for exchange notes in the exchange offers will be required to make the following written representations:

•	any exchange notes to be received by such holder will be acquired in the ordinary course of its business;

•

such holder has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•

such holder is not an affiliate of any Issuer, as defined by Rule 405 of the Securities Act, or if it is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable; and

•	it is not engaged in, and does not intend to engage in, a distribution of exchange notes.

Each broker dealer that receives exchange notes for its own account in exchange for outstanding unregistered notes, where the broker dealer acquired the outstanding unregistered notes as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. Please see “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the staff of the SEC as set forth in no-action letters issued to third parties referred to below, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are acquiring the exchange notes in your ordinary course of business;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not an affiliate of any Issuer as defined by Rule 405 of the Securities Act; and

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes.

If you are an affiliate of any Issuer, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business, then:

•

you cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co., Inc. (available June 5, 1991), Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker dealers, only broker dealers that acquired the outstanding unregistered notes as a result of market making activities or other trading activities may participate in the exchange offers. Each broker dealer that receives exchange notes for its own account in exchange for outstanding unregistered notes where such outstanding unregistered notes were acquired by such broker dealer as a result of market making activities or other trading activities must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offers

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange in the exchange offers outstanding unregistered notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding unregistered notes may only be tendered in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue $2,000 principal amount or an integral multiple of $1,000 of exchange notes in exchange for a corresponding principal amount of outstanding unregistered notes surrendered in the exchange offers.

The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding unregistered notes, except that the exchange notes will not contain terms with respect to transfer restrictions or additional interest upon a failure to fulfill certain of our obligations under the registration rights agreements. The exchange notes will evidence the same debt as the outstanding unregistered notes. The exchange notes will be issued under and entitled to the benefits of the same indenture under which the outstanding unregistered notes were issued. The exchange notes and the outstanding unregistered notes will constitute a single class for all purposes under the indenture governing the senior notes. For a description of the indenture governing the senior notes, please see “Description of 9 1/4% Notes” and “Description of 8 1/4% Notes.”

On the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, the guarantors of the outstanding unregistered notes offer to issue new guarantees with respect to all exchange notes issued in the exchange offers. Throughout this prospectus, unless the context otherwise requires and whether so expressed or not, references to the “exchange offers” include the guarantors’ offer to exchange the new guarantees for the old guarantees, references to the “exchange notes” include the related new guarantees and references to the “outstanding unregistered notes” include the related old guarantees.

The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding unregistered notes being tendered for exchange.

As of the date of this prospectus, $300.0 million aggregate principal amount of 9 1/4% Senior Notes due 2015 that were issued in a private offering on December 23, 2009 and $400.0 million aggregate principal amount of 8 1/4% Senior Notes due 2017 that were issued in a private offering on August 17, 2010 are outstanding and unregistered. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding unregistered notes. There will be no fixed record date for determining registered holders of outstanding unregistered notes entitled to participate in the exchange offers.

We intend to conduct the exchange offers in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Outstanding unregistered notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits that such holders have under the indentures relating to such holders’ outstanding unregistered notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offers.

We will be deemed to have accepted for exchange properly tendered outstanding unregistered notes when we have given oral (promptly confirmed in writing) or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offers and to refuse to accept notes due to the failure of any of the conditions specified below under “—Conditions to the Exchange Offers.”

Holders who tender outstanding unregistered notes in the exchange offers will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding unregistered notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offers. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offers.

Expiration Date, Extensions and Amendments

As used in this prospectus, the term “expiration date” means 12:00 a.m. midnight, New York City time, on November 16, 2010. However, if we, in our sole discretion, extend the period of time for which the exchange offers are open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offers.

To extend the period of time during which the exchange offers are open, we will notify the exchange agent of any extension in writing, followed by notification to the registered holders of the outstanding unregistered notes no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding unregistered notes (only if we amend or extend the applicable exchange offers);

•

to extend the exchange offers or to terminate the exchange offers and to refuse to accept outstanding unregistered notes not previously accepted if any of the conditions set forth below under “—Conditions to the Exchange Offers” has not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; and

•	subject to the terms of the registration rights agreements, to amend the terms of the exchange offers in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice to the registered holders of the outstanding unregistered notes. If we amend the exchange offers in a manner that we determine to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act and will extend the offer period if necessary so that at least five business days remain in the offers following notice of the material change.

Conditions to the Exchange Offers

Despite any other term of the exchange offers, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding unregistered notes, and we may terminate or amend the exchange offers as provided in this prospectus before accepting any outstanding unregistered notes for exchange, if:

•	the exchange offers, or the making of any exchange by a holder of outstanding unregistered notes, violate any applicable law or interpretation of the staff of the SEC;

•

any action or proceeding shall have been instituted or threatened in any court or by any governmental agency that might materially impair our ability to proceed with the exchange offers, or any material adverse development shall have occurred in any existing action or proceeding with respect to us; or

•	all governmental approvals shall not have been obtained, which approvals we deem necessary for the consummation of the exchange offers.

In addition, we will not be obligated to accept for exchange the outstanding unregistered notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offers” and “—Procedures for Tendering Outstanding Unregistered Notes”; and

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offers are open. Consequently, we may delay acceptance of any outstanding unregistered notes by notice, by press release or other public announcement as required by Rule 14e-1(d) of the Exchange Act of such extension to their holders. During any such extensions, all outstanding unregistered notes previously tendered will remain subject to the exchange offers, and we may accept them for exchange. We will return any outstanding unregistered notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offers.

We expressly reserve the right to amend or terminate the exchange offers and to reject for exchange any outstanding unregistered notes not previously accepted for exchange upon the occurrence of any of the conditions of the exchange offers specified above. We will give notice by press release or other public announcement as required by Rule 14e-1(d) of the Act of any extension, amendment, non-acceptance or termination to the holders of the outstanding unregistered notes. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them so long as such circumstances do not arise due to our action or inaction or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

Approvals

Other than the registration of the notes under the Securities Act and the qualification of the Trustee and the indentures governing the notes under the Trust Indenture Act, there are no federal or state regulatory requirements that must be complied with prior to the commencement of the exchange offers.

Procedures for Tendering Outstanding Unregistered Notes

Only a holder of outstanding unregistered notes may tender its outstanding unregistered notes in the exchange offers. To tender outstanding unregistered notes in the exchange offers, a holder must comply with either of the following:

•

complete, sign and date the letter of transmittal or a facsimile of the letter of transmittal, have the signature on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, prior to the expiration date, either:

•	the exchange agent must receive outstanding unregistered notes along with the letter of transmittal; or

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding unregistered notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below or a properly transmitted “agent’s message,” as defined below; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

A tender to us that is not withdrawn prior to the expiration date constitutes an agreement between us and the tendering holder upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding unregistered notes, letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Holders should not send letters of transmittal or certificates representing outstanding unregistered notes to us. Holders may request that their respective brokers, dealers, commercial banks, trust companies or other nominees effect the above transactions for them.

If you are a beneficial owner whose outstanding unregistered notes are held in the name of a broker, dealer, commercial bank, trust company, or other nominee who wishes to participate in the exchange offers, you should promptly contact such party and instruct such person to tender outstanding unregistered notes on your behalf.

You must make these arrangements or follow these procedures before completing and executing the letter of transmittal and delivering the outstanding unregistered notes.

Signatures on the letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the U.S. or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding unregistered notes surrendered for exchange are tendered:

•

by a registered holder of the outstanding unregistered notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding unregistered notes listed on the outstanding unregistered notes, such outstanding unregistered notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding unregistered notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the applicable letter of transmittal or any certificates representing outstanding unregistered notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

Any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their tender of outstanding unregistered notes in the exchange offers by causing DTC to transfer their outstanding unregistered notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, that states that:

•

DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding unregistered notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

Acceptance of Exchange Notes

In all cases, we will promptly issue exchange notes for outstanding unregistered notes that we have accepted for exchange under the applicable exchange offers only after the exchange agent timely receives:

•	outstanding unregistered notes or a timely book-entry confirmation of such outstanding unregistered notes into the exchange agent’s account at the applicable book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding unregistered notes pursuant to the exchange offers, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker dealer that is to receive exchange notes for its own account in exchange for outstanding unregistered notes must represent that such outstanding unregistered notes were acquired by that broker dealer as a result of market making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The applicable letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding unregistered notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding unregistered notes not properly tendered or to not accept any particular outstanding unregistered notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any tender of any particular outstanding unregistered notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding unregistered notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding unregistered notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding unregistered notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding unregistered notes at DTC as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding unregistered notes by causing the book-entry transfer facility to transfer those outstanding unregistered notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding unregistered notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding unregistered notes may be effected through book-entry transfer into the exchange agent’s account at the applicable book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined above, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding unregistered notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents or an agent’s message are received by the exchange agent. Delivery of documents to the applicable book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If you wish to tender your outstanding unregistered notes but your outstanding unregistered notes are not immediately available or you cannot deliver your outstanding unregistered notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automatic Tender Offer Program prior to the expiration date, you may still tender if:

•	the tender is made through an “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either: (i) a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery or (ii) a properly transmitted agent’s message and notice of guaranteed delivery that (a) sets forth your name and address, the certificate number(s) of such outstanding unregistered notes and the principal amount of outstanding unregistered notes tendered; (b) states that the tender is being made by that notice of guaranteed delivery; and (c) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding unregistered notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding unregistered notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding unregistered notes into the exchange agent’s account at DTC, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you did not receive one and you wish to tender your notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding unregistered notes at any time prior to 12:00 a.m. midnight, New York City time, on the expiration date. For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system;

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding unregistered notes to be withdrawn;

•	identify the outstanding unregistered notes to be withdrawn, including the certificate numbers and principal amount of the outstanding unregistered notes; and

•

where certificates for outstanding unregistered notes have been transmitted, specify the name in which such outstanding unregistered notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding unregistered notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible guarantor institution unless you are an eligible guarantor institution.

If outstanding unregistered notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the applicable book-entry transfer facility to be credited with the withdrawn outstanding unregistered notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding unregistered notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding unregistered notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding unregistered notes will be credited to an account at the applicable book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn outstanding unregistered notes may be retendered by following the procedures described under “—Procedures for Tendering Outstanding Unregistered Notes” above at any time on or prior to the expiration date.

Exchange Agent

Wilmington Trust FSB has been appointed as the exchange agent for the exchange offers. Wilmington Trust FSB also acts as trustee under the indenture governing the 8 1/4% Senior Notes due 2017. You should direct all executed letters of transmittal and all questions and requests for assistance with respect to tendering procedures, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered or Certified Mail:	By Facsimile Transmission:	By Overnight Courier or Hand Delivery:

Wilmington Trust FSB c/o Wilmington Trust Company Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attn: Sam Hamed	302 - 636 – 4139 To Confirm by Telephone: 302 - 636 – 6181	Wilmington Trust FSB c/o Wilmington Trust Company Corporate Capital Markets Rodney Square North 1100 North Market Street Wilmington, DE 19890-1626 Attn: Sam Hamed

Telephone: 302 - 636 – 6181		Telephone: 302 - 636 – 6181

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreements provide that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding unregistered notes and for handling or tendering for such clients.

We have not retained any dealer manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding unregistered notes pursuant to the exchange offers.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding unregistered notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will record the expenses of the exchange offers as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding unregistered notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding unregistered notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding unregistered notes tendered;

•	tendered outstanding unregistered notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding unregistered notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding unregistered notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding unregistered notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding unregistered notes for exchange notes under the exchange offers, your outstanding unregistered notes will remain subject to the restrictions on transfer of such outstanding unregistered notes as set forth in the legend printed on the outstanding unregistered notes as a consequence of the issuance of the outstanding unregistered notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws.

In general, you may not offer or sell your outstanding unregistered notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreements, we do not intend to register resales of the outstanding unregistered notes under the Securities Act.

Other

Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding unregistered notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding unregistered notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding unregistered notes.

DESCRIPTION OF 9 1/4% NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to the Company and its consolidated Subsidiaries, (ii) the term “Company” refers only to Pinnacle Foods Finance LLC (and its successors in interest) and not to any of its Subsidiaries, (iii) the term “Finance Co.” refers only to Pinnacle Foods Finance Corporation (and its successors in interest) and not to any of its Subsidiaries and (iv) the term “Issuers” refers only to the Company and Finance Co. and not to any of their Subsidiaries.

On December 23, 2009, the Issuers issued $300.0 million in aggregate principal amount of 9 1/4% Senior Notes due 2015 (the “Additional Notes”). The outstanding unregistered notes were, and the exchange notes will be, issued under an indenture dated as of April 2, 2007 (the “Indenture”) among the Issuers, the Guarantors and Wilmington Trust Company, a Delaware banking corporation, as trustee (the “Trustee”). The Issuers previously issued $325.0 million in aggregate principal amount of 9 1/4% Senior Notes due 2015 under the Indenture on April 2, 2007 (the “Existing Senior Notes” and, together with the Additional Notes, the “Senior Notes”). The outstanding unregistered notes were, and the exchange notes will be, issued pursuant to a supplemental indenture to the Indenture. The Additional Notes constitute “Additional Notes” as such term is defined in the Indenture. Except as not set forth herein, the terms of the Additional Notes are substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The term “Additional Notes” refers to the outstanding unregistered notes and the exchange notes.

The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Additional Notes. You may request copies of the Indenture at our address set forth under “Prospectus Summary.”

The outstanding unregistered notes were issued under a CUSIP number different from the CUSIP number applicable to the Existing Senior Notes. We expect that holders that exchange their outstanding unregistered notes in the exchange offers described under “The Exchange Offers” will receive registered exchange notes having the same CUSIP number as the Existing Senior Notes.

Brief Description of Additional Notes

The Additional Notes:

•	are unsecured senior obligations of the Issuers;

•	are pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers (including borrowings under the Senior Credit Facilities);

•	are effectively subordinated to all secured Indebtedness of the Issuers (including borrowings under the Senior Credit Facilities) to the extent of the value of the assets securing that Indebtedness;

•	are senior in right of payment to any existing and future Subordinated Indebtedness (including the Senior Subordinated Notes) of the Issuers; and

•	are initially guaranteed on a senior unsecured basis by each Restricted Subsidiary that guarantees the Senior Credit Facilities.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, guarantee, jointly and severally irrevocably and unconditionally, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Senior Notes, whether for payment of principal of, premium, if any, or interest or Additional Interest in respect of the Senior Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by having executed the Indenture.

Each of the Issuers’ Restricted Subsidiaries (other than as detailed below) guarantees the Additional Notes. Each of the Guarantees of the Additional Notes is a general unsecured obligation of each Guarantor and ranks pari passu in right of payment with all existing and future Senior Indebtedness of each such entity, is effectively subordinated to all secured Indebtedness of each such entity and ranks senior in right of payment to all existing and future Subordinated Indebtedness (including the Senior Subordinated Notes) of each such entity. The Additional Notes are structurally subordinated to Indebtedness and other liabilities of Subsidiaries of the Issuers that do not Guarantee the Additional Notes.

Not all of the Issuers’ Subsidiaries Guarantee the Additional Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuers. None of our Foreign Subsidiaries, non-Wholly Owned Subsidiaries or Receivables Subsidiaries (subject to certain limited exceptions) will guarantee the Additional Notes. The only Subsidiary of the Company that does not guarantee the Additional Notes as of the date hereof is Pinnacle Foods Corporation Canada, which accounted for approximately $72.5 million, or 4.4%, of our net sales and approximately $0.4 million, or less than 1%, of our net earnings, in each case for the year ended December 27, 2009, and $17.4 million, or less than 1%, of our total assets as of December 27, 2009. For the six months ended June 27, 2010, Pinnacle Foods Corporation Canada accounted for approximately $38.8 million, or 3.1%, of our net sales and approximately $0.5 million, or 2.8%, of our net earnings, and, as of June 27, 2010, accounted for approximately $18.2 million, or less than 1%, of our total assets.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.”

Each Guarantee by a Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger or otherwise) of (i) the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Guarantor, in each case if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor of Indebtedness under the Senior Credit Facilities or such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuers of their legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuers’ obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Holding Company Structure

The Company is a holding company for its Subsidiaries, with no material operations of its own and only limited assets. Accordingly, the Company is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. Finance Co. is a Wholly-Owned Subsidiary of the Company that has been created to be a co-issuer of the Senior Notes. Finance Co. does not own, and is not expected to own, any significant assets.

Ranking

The payment of the principal of, premium, if any, and interest on the Additional Notes and the payment of any Guarantee rank pari passu in right of payment to all Senior Indebtedness of the Issuers or the relevant Guarantor, as the case may be, including the obligations of the Issuers and such Guarantor under the Senior Credit Facilities. However, the Additional Notes and the Guarantees are effectively subordinated in right of payment to all of the Issuers’ and the Guarantors’ existing and future Secured Indebtedness to the extent of the value of the assets securing such Secured Indebtedness. As of June 27, 2010, the Issuers and the Guarantors had $2,046.1 million principal amount of Secured Indebtedness outstanding. As of June 27, 2010, the Company also had an additional $116.5 million of unused borrowing capacity available under the revolving portion of the Senior Credit Facilities (after granting effect to approximately $33.5 million of outstanding letters of credit and $0.0 million of borrowings under the revolving credit facility of our Senior Credit Facilities), all of which would be secured if borrowed, and an option to raise incremental credit facilities under our Senior Credit Facilities, subject to certain limitations.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuers and the Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Senior Notes

The Issuers maintain one or more paying agents for the Senior Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Senior Notes is the Trustee.

The Company also maintains a registrar with offices in the Borough of Manhattan, City of New York and a transfer agent, including one with offices in the Borough of Manhattan, City of New York. The initial registrar and transfer agent for the Senior Notes is the Trustee. The registrar maintains a register reflecting ownership of the Senior Notes outstanding from time to time and the transfer agent makes payments on and facilitate transfer of Senior Notes on behalf of the Issuers.

The Issuers may change the paying agents, the registrars or the transfer agents without prior notice to the Holders. The Company or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Senior Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Senior Note selected for redemption or tendered (and not withdrawn) for repurchase with a Change of Control Offer or an Asset Sale Offer. Also, the Issuers are not required to transfer or exchange any Senior Note for a period of 15 days before a selection of Senior Notes to be redeemed. The registered Holder of a Senior Note will be treated as the owner of such Senior Note for all purposes.

Principal, Maturity and Interest

The Issuers issued Additional Notes with an aggregate principal amount of $300 million. The Senior Notes will mature on April 1, 2015. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuers may issue additional Senior Notes under the Indenture from time to time (“Additional Senior Notes”). The Additional Notes offered by the Issuers on December 23, 2009, the Existing Senior Notes and any Additional Senior Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Senior Notes” for all purposes of the Indenture and this “Description of 9 1/4% Notes” include any Additional Senior Notes that are actually issued.

Interest on the Senior Notes accrues at the rate of 9 1/4% per annum and is payable semi-annually in arrears on each April 1 and October 1 to the Holders of Senior Notes of record on the immediately preceding March 15 and September 15. Interest on the Additional Notes accrues from the most recent date to which interest has been paid. Interest on the Senior Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of, premium, if any, and interest on the Senior Notes is payable at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Senior Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Senior Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuers, the Issuers’ office or agency in New York is the office of the Trustee maintained for such purpose.

Additional Interest

Additional Interest may accrue on the Additional Notes in certain circumstances pursuant to the Additional Notes Registration Rights Agreement. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Senior Notes shall be deemed to include any Additional Interest pursuant to the Additional Notes Registration Rights Agreement.

Principal of, premium, if any, and interest on the Senior Notes is payable at the office or agency of the Issuers maintained for such purpose within the City and State of New York or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Senior Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Senior Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuers, the Issuers’ office or agency in New York is the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Senior

Notes as described under the caption “Repurchase at the Option of Holders.” The Issuers and their Affiliates may at any time and from time to time purchase Senior Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuers are not entitled to redeem the Senior Notes at their option prior to April 1, 2011.

At any time prior to April 1, 2011, the Issuers may redeem all or a part of the Senior Notes, upon notice as described under “Repurchase at the Option of Holders—Selection and Notice”, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after April 1, 2011, the Issuers may redeem the Senior Notes, in whole or in part, upon notice as described under “Repurchase at the Option of Holders—Selection and Notice”, at the redemption prices (expressed as percentages of principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on April 1 of each of the years indicated below:

Year	Percentage
2011	104.625%
2012	102.313%
2013 and thereafter	100.000%

Any notice of any optional redemption may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, the completion of an Equity Offering or other corporate transaction. So long as any Senior Notes are listed on an exchange, and to the extent required by such exchange, the Issuers will notify such exchange of any such notice of redemption. In addition, the Issuers will notify the exchange of the principal amount of Senior Notes outstanding following any partial redemption of such Senior Notes.

If the Issuers redeem less than all of the outstanding Senior Notes, the Trustee shall select the Senior Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control occurs, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Notes as described under “Optional Redemption,” the Issuers will make an offer to purchase all of the Senior Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Senior Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, with a copy to the Trustee, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Senior Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Senior Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuers default in the payment of the Change of Control Payment, all Senior Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Senior Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Senior Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Senior Notes and their election to require the Issuers to purchase such Senior Notes, provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Senior Notes, the principal amount of Senior Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Notes, or a specified portion thereof, and its election to have such Senior Notes purchased;

(7) that if the Issuers are redeeming less than all of the Senior Notes, the Holders of the remaining Senior Notes will be issued new Senior Notes and such new Senior Notes will be equal in principal amount to the unpurchased portion of the Senior Notes surrendered. The unpurchased portion of the Senior Notes must be equal to at least $2,000 or an integral multiple of $1,000 thereafter;

(8) if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Senior Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuers will, to the extent permitted by law,

(1) accept for payment all Senior Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Senior Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Senior Notes or portions thereof have been tendered to and purchased by the Issuers.

The Senior Credit Facilities provide, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuers become a party may provide, that certain change of control events with respect to the Issuers would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and cause a Receivables Facility to be wound-down.

Our ability to pay cash to the Holders of Senior Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Senior Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Senior Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Senior Notes protection in the event of a highly leveraged transaction.

The Issuers will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Senior Notes may require the Issuers to make an offer to repurchase the Senior Notes as described above.

The provisions under the Indenture relating to the Issuers’ obligation to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Notes.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto or, if incurred or increased subsequent to the date of such balance sheet, such liabilities that would have been shown on the Company’s or such Restricted Subsidiary’s balance sheet or in the footnotes thereto if such incurrence or increase had taken place on the date of such balance sheet, as determined by the Company) of the Company or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Notes, that are assumed by the transferee of any such assets and for which the Company and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(c) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that to the extent the Issuers reduce Obligations under Senior Indebtedness other than the Senior Notes, the Issuers shall equally and ratably reduce Obligations under the Senior Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Senior Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest and Additional Interest, if any, on the amount of Senior Notes that would otherwise be prepaid; or

(d) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary; or

(2) to make (a) an Investment in any one or more businesses, provided that if such business is not a Restricted Subsidiary, such Investment is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) an Investment in properties, (c) capital expenditures or (d) acquisitions of other assets, that, in each of clauses (a), (b), (c) and (d), are used or useful in a Similar Business or replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clause (2) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Company or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from any Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Issuers shall make an offer to all Holders of the Senior Notes and, if required by the terms of any Indebtedness that is pari passu with the Senior Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Senior Notes and such Pari Passu Indebtedness that is at least $2,000 or an integral multiple of $1,000 thereafter, that may be purchased out of the Excess Proceeds at an offer price in cash equal to 100% of the principal amount thereof (or accreted value, if less), plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $25.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Issuers may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days or with respect to Excess Proceeds of $25.0 million or less.

To the extent that the aggregate amount of Senior Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate amount payable in respect of Senior Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Issuers shall select the Senior Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis to the extent practicable or otherwise in accordance with the procedures of the DTC based on the accreted value or principal amount of the Senior Notes and such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuers are redeeming less than all of the Senior Notes issued by them at any time, the Trustee will select the Senior Notes to be redeemed (a) if the Senior Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Notes are listed, (b) on a pro rata basis to the extent practicable or, if a pro rata basis is not practicable for any reason, by lot or by such other method as the Trustee shall deem fair and appropriate, or (c) by lot or such other similar method in accordance with the procedures of the DTC.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Senior Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Notes or a satisfaction and discharge of the Indenture. If any Senior Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Senior Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuers will issue a new Senior Note in a principal amount equal to the unredeemed portion of the original Senior Note in the name of the Holder upon cancellation of the original Senior Note. Senior Notes called for redemption become due on the date fixed for redemption, subject to the satisfaction of any conditions to an optional redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions thereof called for redemption, subject to the satisfaction of any conditions to an optional redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the Issue Date (i) the Senior Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”) the covenants specifically listed under the following captions in this “Description of 9 1/4% Notes” section of this prospectus are not applicable to the Senior Notes (collectively, the “Suspended Covenants”):

(1) “Repurchase at the Option of Holders”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

During any period that the foregoing covenants have been suspended, the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary.”

If and while the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants, the holders of Senior Notes will be entitled to substantially less covenant protection. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Notes below an Investment Grade Rating, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Asset Sales shall be reset to zero.

During any Suspension Period, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction; provided, however, that the Company or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if (i) the Company or such Restricted Subsidiary could have incurred a Lien to secure the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to “—Liens” below without equally and ratably securing the Senior Notes pursuant to the covenant described under such covenant; and (ii) the consideration received by the Company or such Restricted Subsidiary in that Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold and otherwise complies with “—Repurchase at the Option of Holders—Asset Sales” above; provided, further, that the provisions of this paragraph shall cease to apply on and subsequent to the Reversion Date following such Suspension Period.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Senior Notes; provided that (1) with respect to Restricted Payments made after such reinstatement, the amount of Restricted Payments made will be calculated as though the limitations contained in the covenant described below under the caption “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be deemed to have been incurred or issued pursuant to clause (3) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

There can be no assurance that the Senior Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Company’s, or any of its Restricted Subsidiaries’, Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment (all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto contained in clauses (I) through (IV)) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Fixed Charge Coverage Test”); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after April 2, 2007 (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning January 1, 2007, to the end of the Company’s recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Company since immediately after April 2, 2007 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Company, excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of the Company, any direct or indirect parent company of the Company and the Company’s Subsidiaries after April 2, 2007 to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock;

and (B) to the extent such net cash proceeds are actually contributed to the Company, Equity Interests of the Company’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (6) of the next succeeding paragraph); or

(ii) debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

provided, however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Company following April 2, 2007 (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), (ii) contributions from a Restricted Subsidiary and (iii) any Excluded Contributions; plus

(d) 100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after April 2, 2007; or

(ii) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after April 2, 2007; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after April 2, 2007, the fair market value of the Investment in such Unrestricted Subsidiary (which, if the fair market value of such Investment shall exceed $25.0 million, shall be set forth in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock and any Excluded Contributions) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the defeasance, redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or any Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company or any Restricted Subsidiary, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Senior Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $15.0 million (which shall increase to $30.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent entity of the Company) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent corporation of the Company)); provided further that such amount in any calendar year may be increased by an amount equal to:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after April 2, 2007, to the extent the cash proceeds from the sale of such Equity Interests are not Excluded Contributions and have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Company or any Restricted Subsidiary after April 2, 2007; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management of the Company, any of the Company’s direct or indirect parent companies or any of the Company’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or any class or series of Preferred Stock of a Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6) (a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after April 2, 2007;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of

Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after April 2, 2007, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed the greater of $30.0 million and 1.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Company’s common stock or the common stock of any of its direct or indirect parent companies after April 2, 2007, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to the Company’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed 2.0% of Total Assets at the time made;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment made in connection with the Transaction and the fees and expenses related thereto or made to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Company to fund such payment), in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Senior Notes validly tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends or distributions by the Company to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) so long as the Company is treated as a pass-through entity of which such direct or indirect parent is owner, member or a partner (directly or through entities that are pass-through entities), or is a member of a consolidated or combined group that includes such direct or indirect parent, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Subsidiaries; provided, that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Company and its Subsidiaries (to the extent described above) members of a consolidated or combined group of which the Company was the common parent;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

(e) fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such parent entity; and

(16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided , however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the date of this prospectus, all of the Company’s Subsidiaries (other than Finance Co.) were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by the Company or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,600.0 million outstanding at any one time;

(2) the incurrence by the Company and any Guarantor of Indebtedness represented by (a) the Existing Senior Notes (including any Guarantee) and the exchange notes and related guarantees to be issued in exchange for Senior Notes and the Guarantees pursuant to the registration rights agreement entered into in connection with the issuance of the Existing Senior Notes (other than any Additional Senior Notes) and (b) the Senior Subordinated Notes issued on April 2, 2007 (including any guarantee thereof) and the exchange notes and related exchange guarantees to be issued in exchange for the Senior Subordinated Notes and the guarantees thereof pursuant to the registration rights agreement entered into in connection with the issuance of the Senior Subordinated Notes;

(3) Indebtedness of the Company and its Restricted Subsidiaries in existence on April 2, 2007 (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof and all other Indebtedness, Disqualified Stock and/or Preferred Stock issued and outstanding under this clause (4) not to exceed 4.0% of Total Assets at any time outstanding; so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(5) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Company, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not Finance Co. or a Guarantor is expressly subordinated in right of payment to the Senior Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor or Finance Co. incurs such Indebtedness to a Restricted Subsidiary that is neither Finance Co. or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Senior Notes, in the case of Finance Co., or the Guarantee of the Senior Notes, in the case of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary equal to 200% of the net cash proceeds received by the Company since immediately after April 2, 2007 from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of an Excluded Contribution or from the issue or sale of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $150.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Senior Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Senior Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor (other than Finance Co.) that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company; or

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor (other than Finance Co.) that refinances Indebtedness, Disqualified Stock or Preferred Stock of Finance Co. or a Guarantor;

and provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Secured Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, that after giving effect to such acquisition or merger, either

(a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(b) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(16) Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Company; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(19) Indebtedness issued by the Company or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(20) Indebtedness of Foreign Subsidiaries of the Company incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (20) $50.0 million (it being understood that any Indebtedness incurred pursuant to this clause (20) shall cease to be deemed to incurred or outstanding for purposes of this clause (20) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Foreign Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (20);

(21) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(22) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Company and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company and its Restricted Subsidiaries;

(23) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis; and

(24) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (24) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided, that all Indebtedness outstanding under the Credit Facilities on April 2, 2007 will be treated as incurred on April 2, 2007 under clause (1) of the preceding paragraph; and

(2) at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that neither Issuer will, and the Company will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of such Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Senior Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of such Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuers will not, and the Company will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Issuers or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Senior Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens securing Indebtedness under Credit Facilities permitted to be incurred under the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Indebtedness permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 5.0 to 1.0.

Merger, Consolidation or Sale of All or Substantially All Assets

The Company

The Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Company is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of the Company or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided, that in the case where the surviving Person is not a corporation, a co-obligor of the Senior Notes is a corporation;

(2) the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Senior Notes pursuant to supplemental indentures or other documents or instruments;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company or the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio for the Successor Company, the Company and the Restricted Subsidiaries would be equal to or greater than the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the third succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Senior Notes and the Registration Rights Agreement; and

(6) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Company under the Indenture, the Guarantees and the Senior Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Company, and

(2) the Company may merge with an Affiliate of the Company solely for the purpose of reorganizing the Company in the United States and any state thereof, the District of Columbia or any territory thereof, so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

The Guarantors

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Guarantor is the surviving person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) (a) such Guarantor is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments;

(c) immediately after such transaction, no Default exists; and

(d) the Company shall have delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or either Issuer, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

Finance Co.

Finance Co. may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not Finance Co. is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of Finance Co.’s properties or assets, in one or more related transactions, to any Person unless:

(1) (a) concurrently therewith, a corporate Wholly-Owned Restricted Subsidiary of the Company organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of Finance Co. under the Senior Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee, and the Registration Rights Agreement if the exchange offers contemplated therein have not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement; or

(b) after giving effect thereto, at least one obligor on the Senior Notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

(2) immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

(3) Finance Co. shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $10.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $20.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Company or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, or any amendment thereto so long as any such amendment is not more disadvantageous in the good faith judgment of the Company to the Holders when, taken as a whole, compared to the Sponsor Management Agreement in effect on April 2, 2007;

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, current or former officers, directors, employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of April 2, 2007, or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on April 2, 2007);

(7) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of April 2, 2007 and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after April 2, 2007 shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) the Transaction and the payment of all fees and expenses related to the Transaction;

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(12) payments by the Company or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Company in good faith; and

(14) investments by the Investors in securities of the Company or any of its Restricted Subsidiaries (and the payment of reasonable out-of-pocket expenses incurred by the Investors in connection therewith) so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such non-Guarantor Restricted Subsidiary to:

(1) (a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on April 2, 2007, including pursuant to the Senior Credit Facilities and the related documentation, Hedging Obligations and the indenture governing the Senior Subordinated Notes and the related documentation;

(b) the Indenture and the Senior Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or the property or assets so assumed;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to April 2, 2007 pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

(k) customary provisions contained in leases, licenses or similar agreements, including with respect to intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements,

refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Company are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Company will not permit any of its Wholly Owned Subsidiaries that are Restricted Subsidiaries and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital market debt securities, other than Finance Co. or a Guarantor, to guarantee the payment of any Indebtedness (or any interest on such Indebtedness) of either Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except if such Indebtedness is by its express terms subordinated in right of payment to the Senior Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Notes; and

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee, provided , that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to file with the SEC (and make available to the Trustee and Holders of the Senior Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the issue date of the Additional Notes,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the Holders of the Senior Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any Senior Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Company becomes a guarantor of the Senior Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offers or the effectiveness of the shelf registration statement described in the Registration Rights Agreement by (1) the filing with the SEC of the exchange offers registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in the Offering Memorandum, or (2) by posting on its website or providing to the Trustee within 15 days of the time periods after the Company would have been required to file annual and interim reports with the SEC, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until at least 120 days after the date any report hereunder is due.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Notes;

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Senior Notes;

(3) failure by either Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of outstanding Senior Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Senior Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $25.0 million or more at any one time outstanding;

(5) failure by any Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $25.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to any Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary); or

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Senior Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee has no obligation to accelerate the Senior Notes if in the best judgment of the Trustee acceleration is not in the best interests of the Holders of the Senior Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Senior Notes by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Senior Note held by a non-consenting Holder) and rescind any acceleration with respect to the Senior Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Senior Notes unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Senior Note may pursue any remedy with respect to the Indenture or the Senior Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the total outstanding Senior Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Senior Notes have offered the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required, within 20 Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of any Issuer or any Guarantor (other than the Issuers and the Guarantors) or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the Senior Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Senior Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuers and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Senior Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Senior Notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Senior Notes to receive payments in respect of the principal of, premium, if any, and interest on the Senior Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuers’ obligations with respect to Senior Notes concerning issuing temporary Senior Notes, registration of such Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Senior Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Notes:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Senior Notes and the Issuers must specify whether such Senior Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Senior Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Senior Subordinated Notes or the indenture pursuant to which the Senior Subordinated Notes were issued or any other material agreement or instrument (other than the Indenture) to which any Issuer or any Guarantor is a party or by which any Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and the granting of Liens in connection therewith);

(6) the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuers shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of any Issuer or any Guarantor or others; and

(8) the Issuers shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Senior Notes, when either:

(1) all Senior Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2) (a) all Senior Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers and any Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith) with respect to the Indenture or the Senior Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, Senior Subordinated Notes (or the indenture governing the Senior Subordinated Notes) or any other material agreement or instrument (other than the Indenture) to which any Issuer or any Guarantor is a party or by which any Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith);

(c) the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Senior Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offers for, Senior Notes, and any existing Default or compliance with any provision of the Indenture or the Senior Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes, other than Senior Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offers for the Senior Notes).

The Indenture provides that, without the consent of each affected Holder of Senior Notes, an amendment or waiver may not, with respect to any Senior Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Senior Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Senior Note or alter or waive the provisions with respect to the redemption of such Senior Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Senior Notes, except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Senior Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Senior Notes;

(9) make any change to or modify the ranking of the Senior Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Senior Notes.

Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Senior Notes without the consent of any Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of the Issuers’ or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon any Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, the Guarantees or the Senior Notes to any provision of this “Description of 9 1/4% Notes” to the extent that such provision in this “Description of 9 1/4% Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or Senior Notes; or

(12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Senior Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Senior Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Senior Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of any Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Senior Notes, unless such Holder shall have offered to the Trustee security and indemnity reasonably satisfactory to the Trustee against any loss, liability or expense.

Governing Law

The Indenture, the Senior Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement and the Additional Notes Registration Rights Agreement.

“Additional Notes Registration Rights Agreement” means the Registration Rights Agreement with respect to the Additional Notes dated as of the issue date of the Additional Notes, among the Issuers, the Guarantors and the Initial Purchasers.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Senior Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Senior Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Senior Note at April 1, 2011 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Senior Note through April 1, 2011 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points; over (b) the principal amount of such Senior Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) no longer used in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to another Restricted Subsidiary of the Company;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation or any similar action on assets or the granting of Liens not prohibited by the Indenture;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(k) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(l) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after April 2, 2007, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business; and

(o) any sale to the Industrial Development Board of the City of Jackson, Tennessee in connection with a Sale and Lease-Back Transaction that does not result in the recognition of the sale or the asset transfer in accordance with GAAP, or any similar transaction.

“Asset Sale Offer” has the meaning set forth in the fourth paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“board of directors” means with respect to a corporation, the board of directors of the corporation, and with respect to any other Person, the board or committee of such Person, or board of directors of the general partner or general manager of such Person serving a similar function.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) euro, or any national currency of any participating member state of the EMU; and local currencies held by the Company and its Restricted Subsidiaries from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3), (4) and (8) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof and Indebtedness or Preferred Stock issued by a Person with a rating of “A” or higher by S&P or “A2” or higher by Moody’s with maturities of 24 months or less from the date of acquisition;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(9) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;

(10) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s; and

(11) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (10) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, made (less net payments, if any, received) pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) the accretion or any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with the Transaction or any acquisition, (u) penalties and interest relating to taxes, (v) any Additional Interest and any “additional interest” with respect to the Senior Subordinated Notes or other securities, (w) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (x) any expensing of bridge, commitment and other financing fees, (y) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility and (z) any accretion or accrued interest of discounted liabilities); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to April 1, 2008), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period shall be excluded,

(3) any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash or Cash Equivalents) to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the inventory, property and equipment, software, goodwill, other intangible assets and in process research and development, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets or investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any non-cash compensation charge or expense, including any such charge arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Company or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded,

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to April 2, 2007 and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12) accruals and reserves that are established or adjusted within twelve months after April 2, 2007 that are so required to be established as a result of the Transaction in accordance with GAAP shall be excluded, and

(13) the following items shall be excluded:

(a) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; and

(b) any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from (i) business interruption insurance (or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent denied by the applicable carrier in writing within 180 days or not so reimbursed within 365 days)) and (ii) reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) of the first paragraph thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, less the aggregate amount of cash and Cash Equivalents held by the Company and its Restricted Subsidiaries at such date to (2) the Company’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a

consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Receivables Facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Company or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Senior Notes or the date the Senior Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by the following, in each case to the extent deducted in determining Consolidated Net Income for such period:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(t) through (z) thereof to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior Notes, the Senior Subordinated Notes and the Credit Facilities and (ii) any amendment or other modification of the Senior Notes or the Senior Subordinated Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charges, integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after April 2, 2007 and costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges reducing Consolidated Net Income for such period (provided, that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid or accrued in such period under the Sponsor Management Agreement or otherwise to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates” (and similar fees paid by the Company or its Affiliates to investors in the Company or its Affiliates prior to April 2, 2007) and deducted (and not added back) in such period in computing Consolidated Net Income; plus

(i) the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions taken or initiated during or prior to such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided, that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions have been or are taken no later than 36 months after April 2, 2007 and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $30.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma cost savings adjustments made pursuant to the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss or discount on sale of Receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(k) any net loss from disposed or discontinued operations;

(l) any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”; and

(2) decreased by (without duplication) (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and (b) any net income from disposed or discontinued operations;

(3) increased or decreased by (without duplication), as applicable, any adjustments resulting from the application of FASB Interpretation No. 45 (Guarantees).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Company or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Company; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Company in good faith; provided that if the fair market value is equal to or exceeds $25.0 million, such determination shall be made by the board of directors of the Company in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations, including the Transactions (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Investment, acquisition, merger or consolidation (including the Transaction) which is being given pro forma effect that have been or are expected to be realized). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Issuers as set forth in an Officer’s Certificate, to reflect all adjustments included in the calculation of pro forma adjusted EBITDA as set forth in footnote 3 to the “Summary Historical and Pro Forma Consolidated Financial and Other Data” under “Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Fixed Charge Coverage Test” has the meaning set forth in clause (2) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on April 2, 2007.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuers’ Obligations under the Indenture.

“Guarantor” means the Company and each Restricted Subsidiary that Guarantees the Senior Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Senior Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable;

(d) representing any Hedging Obligations; or

(e) during a Suspension Period only, obligations of the lessee for rental payments in respect of Sale and Lease-back Transactions in an amount equal to the present value of such obligations during the remaining term of the lease using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided, that Indebtedness of any direct or indirect parent of the Company appearing upon the balance sheet of the Company solely by reason of push-down accounting under GAAP shall be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person, but only to the extent of the fair market value of the assets subject to such Lien;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC, Banc of America Securities LLC, Barclays Capital Inc., HSBC Securities (USA) Inc. and Macquarie Capital (USA) Inc.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a Restricted Subsidiary in respect of such Investment.

“Investors” means The Blackstone Group and each of its Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issuers” has the meaning set forth in the first paragraph under “General.”

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum, dated March 21, 2007, relating to the initial private offering of the Senior Notes.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of any Issuer.

“Officer’s Certificate” means a certificate signed on behalf of any Issuer by an Officer of any Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of each of the Issuers, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its

Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

“Permitted Holders” means each of the Investors and members of management of the Company (or its direct or indirect parent companies) on April 2, 2007 who are holders of Equity Interests of the Company (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Company or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets, including earnouts, not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on April 2, 2007;

(6) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 3.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitation on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 4.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Company are necessary or advisable to effect any Receivables Facility or any repurchase in connection therewith;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Company or any direct or indirect parent company thereof; and

(17) advances, loans or extensions of trade credit in the ordinary course of business by the Company or any of its Restricted Subsidiaries.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12) or (20) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that Liens securing Indebtedness permitted to be incurred pursuant to clause (20) extend only to assets of Foreign Subsidiaries;

(7) Liens existing on April 2, 2007;

(8) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property or assets owned by the Company or any of its Restricted Subsidiaries;

(9) Liens on property or other assets at the time the Company or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of any Issuer or any Guarantor;

(16) Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business to the Company’s clients;

(17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

(27) during a Suspension Period only, Liens securing Indebtedness (other than Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the Senior Notes), and Indebtedness represented by Sale and Leaseback Transactions in an amount not to exceed 15% of Total Assets at any one time outstanding.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Senior Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by any issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Company or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the Existing Senior Notes dated as of April 2, 2007, among the Issuers, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, at any time, any direct or indirect Subsidiary of such Person (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.” Unless otherwise indicated in this “Description of 9 1/4% Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company, including, without limitation, Finance Co.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Credit Agreement dated as of April 2, 2007 by and among the Company, the lenders party thereto in their capacities as lenders thereunder and Lehman Commercial Paper Inc., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1) all Indebtedness of any Issuer or any Guarantor outstanding under the Senior Credit Facilities or Senior Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of any Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on April 2, 2007 or thereafter created or incurred) and all obligations of any Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided, that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of any Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuers or any of their Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Senior Subordinated Notes” means the $250.0 million in aggregate principal amount of the Issuers’ 10 5/8% senior subordinated notes due 2017 issued on April 2, 2007 and any Additional Senior Subordinated Notes, as defined in “Description of Senior Subordinated Notes—Principal, Maturity and Interest” section of the offering memorandum dated March 31, 2007 relating to the Existing Senior Notes and the Senior Subordinated Notes.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on April 2, 2007.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on April 2, 2007 and any reasonable extension thereof or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Sponsor and the Issuers.

“Subordinated Indebtedness” means, with respect to the Senior Notes,

(1) any Indebtedness of any Issuer which is by its terms subordinated in right of payment to the Senior Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Company or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of the Senior Notes, the Senior Subordinated Notes and borrowings under the Senior Credit Facilities as in effect on April 2, 2007 and the refinancing of debt in existence on April 2, 2007, including the tender offer and consent solicitation of the 8.25% Senior Subordinated Notes due 2013 issued by Pinnacle Foods Group, Inc.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of February 10, 2007, among Crunch Holding Corp., Peak Holdings LLC, Peak Acquisition Corp. and Peak Finance LLC.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available three Business Days prior to the date the applicable notice of redemption is given (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to April 1, 2011.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Company shall be notified by any Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Company or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

DESCRIPTION OF 8 1/4% NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the terms “we,” “our” and “us” each refer to the Company and its consolidated Subsidiaries, (ii) the term “Company” refers only to Pinnacle Foods Finance LLC (and its successors in interest) and not to any of its Subsidiaries, (iii) the term “Finance Co.” refers only to Pinnacle Foods Finance Corporation (and its successors in interest) and not to any of its Subsidiaries and (iv) the term “Issuers” refers only to the Company and Finance Co. and not to any of their Subsidiaries.

The Issuers issued $400.0 million in aggregate principal amount of 8 1/4% Senior Notes due 2017 (the “Senior Notes”). The outstanding unregistered notes were, and the exchange notes will be, issued under an indenture dated as of August 17, 2010 (the “Indenture”) among the Issuers, the Guarantors and Wilmington Trust FSB, a federal savings bank, as trustee (the “Trustee”). The Issuers previously issued $625.0 million in aggregate principal amount of 9 1/4% Senior Notes due 2015 under the Indenture on April 2, 2007 (the “Existing Senior Notes”). Except as not set forth herein, the terms of the Senior Notes are substantially identical and include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The term “Senior Notes” refers to the outstanding unregistered notes and the exchange notes.

The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, not this description, defines your rights as Holders of the Senior Notes. You may request copies of the Indenture at our address set forth under “Prospectus Summary.”

Brief Description of Senior Notes

The Senior Notes:

•	are unsecured senior obligations of the Issuers;

•	are pari passu in right of payment with all existing and future Senior Indebtedness of the Issuers (including borrowings under the Senior Credit Facilities and the Existing Senior Notes);

•	are effectively subordinated to all secured Indebtedness of the Issuers (including borrowings under the Senior Credit Facilities) to the extent of the value of the assets securing that Indebtedness;

•	are senior in right of payment to any existing and future Subordinated Indebtedness (including the Senior Subordinated Notes) of the Issuers; and

•	are initially guaranteed on a senior unsecured basis by each Restricted Subsidiary that guarantees the Senior Credit Facilities.

Guarantees

The Guarantors, as primary obligors and not merely as sureties, guarantee, jointly and severally irrevocably and unconditionally, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Senior Notes, whether for payment of principal of, premium, if any, or interest or Additional Interest in respect of the Senior Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by having executed the Indenture.

Each of the Issuers’ Restricted Subsidiaries (other than as detailed below) guarantees the Senior Notes. Each of the Guarantees of the Senior Notes is a general unsecured obligation of each Guarantor and ranks pari passu in right of payment with all existing and future Senior Indebtedness of each such entity, is effectively subordinated to all secured Indebtedness of each such entity and ranks senior in right of payment to all existing and future Subordinated Indebtedness (including the Senior Subordinated Notes) of each such entity. The Senior Notes are structurally subordinated to Indebtedness and other liabilities of Subsidiaries of the Issuers that do not Guarantee the Senior Notes.

Not all of the Issuers’ Subsidiaries Guarantee the Senior Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuers. None of our Foreign Subsidiaries, non-Wholly Owned Subsidiaries or Receivables Subsidiaries (subject to certain limited exceptions) will guarantee the Senior Notes. The only Subsidiary of the Company that does not guarantee the Senior Notes as of the date hereof is Pinnacle Foods Corporation Canada, which accounted for approximately $72.8 million, or 4.4%, of our net sales and approximately $0.4 million, or less than 1%, of our net earnings, in each case for the year ended December 27, 2009, and $17.4 million, or less than 1%, of our total assets as of December 27, 2009. For the six months ended June 27, 2010, Pinnacle Foods Corporation Canada accounted for approximately $38.8 million, or 3.1%, of our net sales and approximately $0.5 million, or 2.8%, of our net earnings, and, as of June 27, 2010, accounted for approximately $18.2 million, or less than 1%, of our total assets.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk Factors—Risks Related to the Senior Notes—Federal and state fraudulent transfer laws may permit a court to void the guarantees, and, if that occurs, you may not receive any payments on the notes.”

Each Guarantee by a Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger or otherwise) of (i) the Capital Stock of such Guarantor (including any sale, exchange or transfer), after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Guarantor, in each case if such sale, exchange or transfer is made in compliance with the applicable provisions of the Indenture;

(b) the release or discharge of the guarantee by such Guarantor of Indebtedness under the Senior Credit Facilities or such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee;

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuers of their legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuers’ obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Holding Company Structure

The Company is a holding company for its Subsidiaries, with no material operations of its own and only limited assets. Accordingly, the Company is dependent upon the distribution of the earnings of its Subsidiaries, whether in the form of dividends, advances or payments on account of intercompany obligations, to service its debt obligations. Finance Co. is a Wholly-Owned Subsidiary of the Company that has been created to be a co-issuer of the Existing Senior Notes and the Senior Subordinated Notes. Finance Co. does not own, and is not expected to own, any significant assets.
Ranking

The payment of the principal of, premium, if any, and interest on the Senior Notes and the payment of any Guarantee rank pari passu in right of payment to all Senior Indebtedness of the Issuers or the relevant Guarantor, as the case may be, including the obligations of the Issuers and such Guarantor under the Senior Credit Facilities. However, the Senior Notes and the Guarantees are effectively subordinated in right of payment to all of the Issuers’ and the Guarantors’ existing and future Secured Indebtedness to the extent of the value of the assets securing such Secured Indebtedness. As of June 27, 2010, the Issuers and the Guarantors had $2,046.1 million principal amount of Secured Indebtedness outstanding. As of June 27, 2010, the Company also had an additional $116.5 million of unused borrowing capacity available under the revolving portion of the Senior Credit Facilities (after granting effect to approximately $33.5 million of outstanding letters of credit and $0.0 million of borrowings under the revolving credit facility of our Senior Credit Facilities), all of which would be secured if borrowed, and an option to raise incremental credit facilities under our Senior Credit Facilities, subject to certain limitations.

Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuers and the Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Senior Notes

The Issuers maintain one or more paying agents for the Senior Notes. The initial paying agent for the Senior Notes is the Trustee.

The Company also maintains a registrar and a transfer agent. The initial registrar and transfer agent for the Senior Notes is the Trustee. The registrar maintains a register reflecting ownership of the Senior Notes outstanding from time to time and the transfer agent makes payments on and facilitate transfer of Senior Notes on behalf of the Issuers.

The Issuers may change the paying agents, the registrars or the transfer agents without prior notice to the Holders. The Company or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Senior Notes in accordance with the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Senior Notes. Holders will be required to pay all taxes due on transfer. The Issuers are not required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase with a Change of Control Offer or an Asset Sale Offer. Also, the Issuers are not required to transfer or exchange any Note for a period of 15 days before a selection of Senior Notes to be redeemed. The registered Holder of a Note will be treated as the owner of such Note for all purposes.

Principal, Maturity and Interest

The Issuers issued Senior Notes with an aggregate principal amount of $400 million. The Senior Notes will mature on September 1, 2017. Subject to compliance with the covenant described below under the caption “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuers may issue additional Senior Notes under the Indenture from time to time (“Additional Senior Notes”). The Senior Notes offered by the Issuers on August 17, 2010 and any Additional Senior Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context requires otherwise, references to “Senior Notes” for all purposes of the Indenture and this “Description of 8 1/4 Notes” include any Additional Senior Notes that are actually issued.

Interest on the Senior Notes accrues at the rate of 8 1/4% per annum and is payable semi-annually in arrears on each March 1 and September 1 to the Holders of Senior Notes of record on the immediately preceding February 15 and August 15. Interest on the Senior Notes accrues from the most recent date to which interest has been paid. Interest on the Senior Notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

Principal of, premium, if any, and interest on the Senior Notes is payable at the office or agency of the Issuers maintained for such purpose or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Senior Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Senior Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuers, the Issuers’ office or agency is the office of the Trustee maintained for such purpose.

Additional Interest

Additional Interest may accrue on the Senior Notes in certain circumstances pursuant to the Registration Rights Agreement. All references in the Indenture, in any context, to any interest or other amount payable on or with respect to the Senior Notes shall be deemed to include any Additional Interest pursuant to the Registration Rights Agreement.

Principal of, premium, if any, and interest on the Senior Notes is payable at the office or agency of the Issuers maintained for such purpose or, at the option of the Issuers, payment of interest may be made by check mailed to the Holders of the Senior Notes at their respective addresses set forth in the register of Holders; provided that all payments of principal, premium, if any, and interest with respect to the Senior Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Issuers, the Issuers’ office or agency is the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Senior Notes as described under the caption “Repurchase at the Option of Holders.” The Issuers and their Affiliates may at any time and from time to time purchase Senior Notes in the open market or otherwise.

Optional Redemption

Except as set forth below, the Issuers are not entitled to redeem the Senior Notes at their option prior to September 1, 2013.

At any time prior to September 1, 2013, the Issuers may redeem all or a part of the Senior Notes, upon notice as described under “Repurchase at the Option of Holders—Selection and Notice”, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after September 1, 2013, the Issuers may redeem the Senior Notes, in whole or in part, upon notice as described under “Repurchase at the Option of Holders—Selection and Notice”, at the redemption prices (expressed as percentages of principal amount of the Senior Notes to be redeemed) set forth below, plus accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on September 1 of each of the years indicated below:

Year	Percentage
2013	106.188%
2014	104.125%
2015	102.063%
100.000%

In addition, until September 1, 2013, the Issuers may, at their option, redeem up to 35% of the aggregate principal amount of Senior Notes issued by them at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum on the Senior Notes, plus accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, subject to the right of Holders of Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from one or more Equity Offerings; provided that (i) at least 50% of the aggregate principal amount of Senior Notes originally issued under the Indenture remains outstanding immediately after the occurrence of each such redemption; and (ii) each such redemption occurs within 90 days of the date of closing of each such Equity Offering.

Any notice of any optional redemption may be given prior to the completion thereof, and any such redemption or notice may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, the completion of an Equity Offering or other corporate transaction. So long as any Senior Notes are listed on an exchange, and to the extent required by such exchange, the Issuers will notify such exchange of any such notice of redemption. In addition, the Issuers will notify the exchange of the principal amount of Senior Notes outstanding following any partial redemption of such Senior Notes.

If the Issuers redeem less than all of the outstanding Senior Notes, the Trustee shall select the Senior Notes to be redeemed in the manner described under “Repurchase at the Option of Holders—Selection and Notice.”

Repurchase at the Option of Holders

Change of Control

The Indenture provides that if a Change of Control occurs, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the outstanding Senior Notes as described under “Optional Redemption,” the Issuers will make an offer to purchase all of the Senior Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of the Senior Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each

Holder of Senior Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, with a copy to the Trustee, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Senior Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuers;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuers default in the payment of the Change of Control Payment, all Senior Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Senior Notes purchased pursuant to a Change of Control Offer will be required to surrender such Senior Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Senior Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Senior Notes and their election to require the Issuers to purchase such Senior Notes, provided that the paying agent receives, not later than the close of business on the expiration date of the Change of Control Offer, a telegram, facsimile transmission or letter setting forth the name of the Holder of the Senior Notes, the principal amount of Senior Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Senior Notes, or a specified portion thereof, and its election to have such Senior Notes purchased;

(7) that if the Issuers are redeeming less than all of the Senior Notes, the Holders of the remaining Senior Notes will be issued new Senior Notes and such new Senior Notes will be equal in principal amount to the unpurchased portion of the Senior Notes surrendered. The unpurchased portion of the Senior Notes must be equal to at least $2,000 or an integral multiple of $1,000 thereafter;

(8) if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9) the other instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of Senior Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuers will, to the extent permitted by law,

(1) accept for payment all Senior Notes issued by them or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Senior Notes or portions thereof so tendered, and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Senior Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Senior Notes or portions thereof have been tendered to and purchased by the Issuers.

The Senior Credit Facilities provide, and future credit agreements or other agreements relating to Senior Indebtedness to which the Issuers become a party may provide, that certain change of control events with respect to the Issuers would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under our Senior Credit Facilities, we could seek a waiver of such default or seek to refinance our Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under our Senior Credit Facilities being declared due and payable and cause a Receivables Facility to be wound-down.

Our ability to pay cash to the Holders of Senior Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Senior Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Senior Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture does not contain any covenants or provisions that may afford Holders of the Senior Notes protection in the event of a highly leveraged transaction.

The Issuers will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and its Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Senior Notes may require the Issuers to make an offer to repurchase the Senior Notes as described above.

The provisions under the Indenture relating to the Issuers’ obligation to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Senior Notes.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to consummate, directly or indirectly, an Asset Sale, unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto or, if incurred or increased subsequent to the date of such balance sheet, such liabilities that would have been shown on the Company’s or such Restricted Subsidiary’s balance sheet or in the footnotes thereto if such incurrence or increase had taken place on the date of such balance sheet, as determined by the Company) of the Company or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Senior Notes, that are assumed by the transferee of any such assets and for which the Company and all of its Restricted Subsidiaries have been validly released by all creditors in writing,

(b) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale, and

(c) any Designated Non-cash Consideration received by the Company or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed 5.0% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Obligations under the Senior Credit Facilities, and to correspondingly reduce commitments with respect thereto;

(b) Obligations under Senior Indebtedness that is secured by a Lien, which Lien is permitted by the Indenture, and to correspondingly reduce commitments with respect thereto;

(c) Obligations under other Senior Indebtedness (and to correspondingly reduce commitments with respect thereto), provided that to the extent the Issuers reduce Obligations under Senior Indebtedness other than the Senior Notes, the Issuers shall equally and ratably reduce Obligations under the Senior Notes as provided under “Optional Redemption,” through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Senior Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest and Additional Interest, if any, on the amount of Senior Notes that would otherwise be prepaid; or

(d) Indebtedness of a Restricted Subsidiary that is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary; or

(2) to make (a) an Investment in any one or more businesses, provided that if such business is not a Restricted Subsidiary, such Investment is in the form of the acquisition of Capital Stock and results in the Company or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) an Investment in properties, (c) capital expenditures or (d) acquisitions of other assets, that, in each of clauses (a), (b), (c) and (d), are used or useful in a Similar Business or replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clause (2) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment so long as the Company or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Company or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within 180 days of such cancellation or termination; provided further that if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Excess Proceeds.

Any Net Proceeds from any Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, the Issuers shall make an offer to all Holders of the Senior Notes and, if required by the terms of any Indebtedness that is pari passu with the Senior Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Senior Notes and such Pari Passu Indebtedness that is at least $2,000 or an integral multiple of $1,000 thereafter, that may be purchased out of the Excess Proceeds at an offer price in cash equal to 100% of the principal amount thereof (or accreted value, if less), plus accrued and unpaid interest and Additional Interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $25.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. The Issuers may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days or with respect to Excess Proceeds of $25.0 million or less.

To the extent that the aggregate amount of Senior Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate amount payable in respect of Senior Notes or the Pari Passu Indebtedness surrendered by such holders thereof exceeds the amount of Excess Proceeds, the Issuers shall select the Senior Notes and such Pari Passu Indebtedness to be purchased on a pro rata basis to the extent practicable or otherwise in accordance with the procedures of the DTC based on the accreted value or principal amount of the Senior Notes and such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset to zero.

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

Selection and Notice

If the Issuers are redeeming less than all of the Senior Notes issued by them at any time, the Trustee will select the Senior Notes to be redeemed (a) if the Senior Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Senior Notes are listed, (b) on a pro rata basis to the extent practicable or, if a pro rata basis is not practicable for any reason, by lot or by such other method as the Trustee shall deem fair and appropriate, or (c) by lot or such other similar method in accordance with the procedures of the DTC.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Senior Notes at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Senior Notes or a satisfaction and discharge of the Indenture. If any Senior Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Senior Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuers will issue a new Senior Note in a principal amount equal to the unredeemed portion of the original Senior Note in the name of the Holder upon cancellation of the original Senior Note. Senior Notes called for redemption become due on the date fixed for redemption, subject to the satisfaction of any conditions to an optional redemption. On and after the redemption date, interest ceases to accrue on Senior Notes or portions thereof called for redemption, subject to the satisfaction of any conditions to an optional redemption.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture. If on any date following the Issue Date (i) the Senior Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”) the covenants specifically listed under the following captions in this “Description of 8 1/4 Notes” section of this prospectus are not applicable to the Senior Notes (collectively, the “Suspended Covenants”):

(1) “Repurchase at the Option of Holders”;

(2) “—Limitation on Restricted Payments”;

(3) “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4) clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5) “—Transactions with Affiliates”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7) “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

During any period that the foregoing covenants have been suspended, the Company may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the second sentence of the definition of “Unrestricted Subsidiary.”

If and while the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants, the holders of Senior Notes will be entitled to substantially less covenant protection. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Senior Notes below an Investment Grade Rating, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.” The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event, the amount of Excess Proceeds from Asset Sales shall be reset to zero.

During any Suspension Period, the Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction; provided, however, that the Company or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if (i) the Company or such Restricted Subsidiary could have incurred a Lien to secure the Indebtedness attributable to such Sale and Leaseback Transaction pursuant to “—Liens” below without equally and ratably securing the Senior Notes pursuant to the covenant described under such covenant; and (ii) the consideration received by the Company or such Restricted Subsidiary in that Sale and Lease-Back Transaction is at least equal to the fair market value of the property sold and otherwise complies with “—Repurchase at the Option of Holders—Asset Sales” above; provided, further, that the provisions of this paragraph shall cease to apply on and subsequent to the Reversion Date following such Suspension Period.

Notwithstanding the foregoing, in the event of any such reinstatement, no action taken or omitted to be taken by the Company or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Senior Notes; provided that (1) with respect to Restricted Payments made after such reinstatement, the amount of Restricted Payments made will be calculated as though the limitations contained in the covenant described below under the caption “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period; and (2) all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be deemed to have been incurred or issued pursuant to clause (3) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

There can be no assurance that the Senior Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Company’s, or any of its Restricted Subsidiaries’, Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (b) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) and (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment (all such payments and other actions set forth in clauses (I) through (IV) above (other than any exception thereto contained in clauses (I) through (IV)) being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Fixed Charge Coverage Test”); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after April 2, 2007 (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (b) thereof only), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) beginning January 1, 2007, to the end of the Company’s recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit; plus

(b) 100% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Company since immediately after April 2, 2007 (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i) (A) Equity Interests of the Company, excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of:

(x) Equity Interests to members of management, directors or consultants of the Company, any direct or indirect parent company of the Company and the Company’s Subsidiaries after April 2, 2007 to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock;

and (B) to the extent such net cash proceeds are actually contributed to the Company, Equity Interests of the Company’s direct or indirect parent companies (excluding contributions of the proceeds from the sale of Designated Preferred Stock of such companies or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (6) of the next succeeding paragraph); or

(ii) debt securities of the Company that have been converted into or exchanged for such Equity Interests of the Company;

provided , however, that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock (as defined below), (X) Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Company following April 2, 2007 (other than (i) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness, Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), (ii) contributions from a Restricted Subsidiary and (iii) any Excluded Contributions; plus

(d) 100% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments by the Company or its Restricted Subsidiaries, in each case after April 2, 2007; or

(ii) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after April 2, 2007; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary after April 2, 2007, the fair market value of the Investment in such Unrestricted Subsidiary (which, if the fair market value of such Investment shall exceed $25.0 million, shall be set forth in writing by an Independent Financial Advisor), at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clause (7) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

As of June 27, 2010, the amount available for Restricted Payments pursuant to this clause (3) was approximately $310.0 million. This amount includes approximately $263.0 million relating to the equity investment in connection with the Birds Eye Acquisition, which may be used either to make Restricted Payments or to incur Indebtedness pursuant to clause (12)(a) of the second paragraph of the covenant entitled Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.

The foregoing provisions will not prohibit:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) or Subordinated Indebtedness of the Company or any Equity Interests of any direct or indirect parent company of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company or any direct or indirect parent company of the Company to the extent contributed to the Company (in each case, other than any Disqualified Stock and any Excluded Contributions) (“Refunding Capital Stock”) and (b) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Company) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the defeasance, redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company or any Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company or any Restricted Subsidiary, as the case may be, which is incurred in compliance with “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value) of such new Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness;

(b) such new Indebtedness is subordinated to the Senior Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value;

(c) such new Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests (other than Disqualified Stock) of the Company or any of its direct or indirect parent companies held by any future, present or former employee, director or consultant of the Company, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed in any calendar year $15.0 million (which shall increase to $30.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent entity of the Company) (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year (which shall increase to $40.0 million subsequent to the consummation of an underwritten public Equity Offering by the Company or any direct or indirect parent corporation of the Company)); provided further that such amount in any calendar year may be increased by an amount equal to:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Equity Interests of any of the Company’s direct or indirect parent companies, in each case to members of management, directors or consultants of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after April 2, 2007, to the extent the cash proceeds from the sale of such Equity Interests are not Excluded Contributions and have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Company or any Restricted Subsidiary after April 2, 2007; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4);

and provided further that cancellation of Indebtedness owing to the Company or any Restricted Subsidiary from members of management of the Company, any of the Company’s direct or indirect parent companies or any of the Company’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries or any class or series of Preferred Stock of a Restricted Subsidiary issued in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Company after April 2, 2007;

(b) the declaration and payment of dividends to a direct or indirect parent company of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent corporation issued after April 2, 2007, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Company from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided , however, in the case of each of (a) and (c) of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries on a consolidated basis would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities, not to exceed the greater of $30.0 million and 1.5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8) repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent entity to fund a payment of dividends on such entity’s common stock), following the first public offering of the Company’s common stock or the common stock of any of its direct or indirect parent companies after April 2, 2007, of up to 6% per annum of the net cash proceeds received by or contributed to the Company in or from any such public offering, other than public offerings with respect to the Company’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed 2.0% of Total Assets at the time made;

(12) distributions or payments of Receivables Fees;

(13) any Restricted Payment made in connection with the Transaction and the fees and expenses related thereto or made to fund amounts owed to Affiliates (including dividends to any direct or indirect parent of the Company to fund such payment), in each case to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Senior Notes validly tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(15) the declaration and payment of dividends or distributions by the Company to, or the making of loans to, any direct or indirect parent in amounts required for any direct or indirect parent companies to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their corporate existence;

(b) so long as the Company is treated as a pass-through entity of which such direct or indirect parent is owner, member or a partner (directly or through entities that are pass-through entities), or is a member of a consolidated or combined group that includes such direct or indirect parent, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Subsidiaries; provided, that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Subsidiaries would be required to pay in respect of federal, state and local taxes for such fiscal year were the Company and its Subsidiaries (to the extent described above) members of a consolidated or combined group of which the Company was the common parent;

(c) customary salary, bonus and other benefits payable to officers and employees of any direct or indirect parent company of the Company to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries;

(d) general corporate operating and overhead costs and expenses of any direct or indirect parent company of the Company to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and

(e) fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of such parent entity; and

(16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

provided , however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (11) and (16), no Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the date of this prospectus, all of the Company’s Subsidiaries (other than Finance Co.) were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time, whether pursuant to the first paragraph of this covenant or under clause (7), (10) or (11) of the second paragraph of this covenant, or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided, however, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Company and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1) the incurrence of Indebtedness under Credit Facilities by the Company or any of its Restricted Subsidiaries and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount of $1,600.0 million outstanding at any one time;

(2) the incurrence by the Company and any Guarantor of Indebtedness represented by the Senior Notes (including any Guarantees) and the exchange notes and related Senior Notes and the Guarantees pursuant to the Registration Rights Agreement (other than any Additional Senior Notes);

(3) Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4) Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof and all other Indebtedness, Disqualified Stock and/or Preferred Stock issued and outstanding under this clause (4) not to exceed 4.0% of Total Assets at any time outstanding; so long as such Indebtedness exists at the date of such purchase, lease or improvement, or is created within 270 days thereafter;

(5) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims; provided, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Company or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided, however, that such Indebtedness is not reflected on the balance sheet of the Company, or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not Finance Co. or a Guarantor is expressly subordinated in right of payment to the Senior Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness;

(8) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if a Guarantor or Finance Co. incurs such Indebtedness to a Restricted Subsidiary that is neither Finance

Co. or a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Senior Notes, in the case of Finance Co., or the Guarantee of the Senior Notes, in the case of such Guarantor; provided further that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause;

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another of its Restricted Subsidiaries) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause;

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk with respect to any Indebtedness permitted to be incurred pursuant to “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” exchange rate risk or commodity pricing risk;

(11) obligations in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(12)(a) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary equal to 200% of the net cash proceeds received by the Company since immediately after April 2, 2007 from the issue or sale of Equity Interests of the Company or cash contributed to the capital of the Company (in each case, other than proceeds of an Excluded Contribution or from the issue or sale of Disqualified Stock or sales of Equity Interests to the Company or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Company and Indebtedness, Disqualified Stock or Preferred Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred pursuant to this clause (12)(b), does not at any one time outstanding exceed $150.0 million (it being understood that any Indebtedness, Disqualified Stock or Preferred Stock incurred pursuant to this clause (12)(b) shall cease to be deemed incurred or outstanding for purposes of this clause (12)(b) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which the Company or such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence by the Company or any Restricted Subsidiary of the Company of Indebtedness, Disqualified Stock or Preferred Stock which serves to refund or refinance any Indebtedness, Disqualified Stock or Preferred Stock incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12) above, this clause (13) and clause (14) below or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock including additional Indebtedness, Disqualified Stock or Preferred Stock incurred to pay premiums (including reasonable tender premiums), defeasance costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(a) has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced,

(b) to the extent such Refinancing Indebtedness refinances (i) Indebtedness subordinated or pari passu to the Senior Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Senior Notes or the Guarantee at least to the same extent as the Indebtedness being refinanced or refunded or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor (other than Finance Co.) that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Company; or

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Company that is not a Guarantor (other than Finance Co.) that refinances Indebtedness, Disqualified Stock or Preferred Stock of Finance Co. or a Guarantor;

and provided further that subclause (a) of this clause (13) will not apply to any refunding or refinancing of any Secured Indebtedness;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or a Restricted Subsidiary incurred to finance an acquisition or (y) Persons that are acquired by the Company or any Restricted Subsidiary or merged into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, that after giving effect to such acquisition or merger, either

(a) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(b) the Fixed Charge Coverage Ratio of the Company and the Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition or merger;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(16) Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Credit Facilities, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or

(b) any guarantee by a Restricted Subsidiary of Indebtedness of the Company; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business;

(19) Indebtedness issued by the Company or any of its Restricted Subsidiaries to current or former officers, directors and employees thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any direct or indirect parent company of the Company to the extent described in clause (4) of the second paragraph under the caption “—Limitation on Restricted Payments”;

(20) Indebtedness of Foreign Subsidiaries of the Company incurred not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (20) $50.0 million (it being understood that any Indebtedness incurred pursuant to this clause (20) shall cease to be deemed to incurred or outstanding for purposes of this clause (20) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Foreign Subsidiary could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (20);

(21) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(22) Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions incurred in the ordinary course of business of the Company and its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company and its Restricted Subsidiaries;

(23) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis; and

(24) Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, incurred in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (24) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided, that all Indebtedness outstanding under the Credit Facilities on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the preceding paragraph; and

(2) at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

The Indenture provides that neither Issuer will, and the Company will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of such Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Senior Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of such Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuers will not, and the Company will not permit any Guarantor to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures obligations under any Indebtedness or any related Guarantee, on any asset or property of the Issuers or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Senior Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Senior Notes or the Guarantees are equally and ratably secured, except that the foregoing shall not apply to (a) Liens securing the Senior Notes and the related Guarantees, (b) Liens securing Indebtedness permitted to be incurred under Credit Facilities, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (c) Liens securing Indebtedness under Credit Facilities permitted to be incurred under the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that, with respect to Liens securing Indebtedness permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 5.0 to 1.0.

Merger, Consolidation or Sale of All or Substantially All Assets

The Company

The Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Company is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of the Company or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided, that in the case where the surviving Person is not a corporation, a co-obligor of the Senior Notes is a corporation;

(2) the Successor Company, if other than the Company, expressly assumes all the obligations of the Company under the Senior Notes pursuant to supplemental indentures or other documents or instruments;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company or the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio for the Successor Company, the Company and the Restricted Subsidiaries would be equal to or greater than the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, in which case clause (1)(b) of the third succeeding paragraph shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Senior Notes and the Registration Rights Agreement; and

(6) the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Company under the Indenture, the Guarantees and the Senior Notes, as applicable. Notwithstanding the foregoing clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Company, and

(2) the Company may merge with an Affiliate of the Company solely for the purpose of reorganizing the Company in the United States and any state thereof, the District of Columbia or any territory thereof, so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

The Guarantors

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a guarantor, no Guarantor will, and the Company will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Guarantor is the surviving person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments;

(c) immediately after such transaction, no Default exists; and

(d) the Company shall have delivered to the Trustee an Officer’s Certificate and Opinion of Counsel stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its properties and assets to another Guarantor or either Issuer, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

Finance Co.

Finance Co. may not, directly or indirectly, consolidate or merge with or into or wind up into (whether or not Finance Co. is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of Finance Co.’s properties or assets, in one or more related transactions, to any Person unless:

(1)(a) concurrently therewith, a corporate Wholly-Owned Restricted Subsidiary of the Company organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof (which may be the continuing Person as a result of such transaction) expressly assumes all the obligations of Finance Co. under the Senior Notes, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee, and the Registration Rights Agreement if the exchange offers contemplated therein have not been consummated or if the Issuers continue to have an obligation to file or maintain the effectiveness of a shelf registration statement as provided under such agreement; or

(b) after giving effect thereto, at least one obligor on the Senior Notes shall be a corporation organized and validly existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof;

(2) immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

(3) Finance Co. shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture, if any, comply with the Indenture.

Transactions with Affiliates

The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $10.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $20.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Company or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and the definition of “Permitted Investments”;

(3) the payment of management, consulting, monitoring and advisory fees and related expenses to the Investors pursuant to the Sponsor Management Agreement (plus any unpaid management, consulting, monitoring and advisory fees and related expenses accrued in any prior year) and the termination fees pursuant to the Sponsor Management Agreement, or any amendment thereto so long as any such amendment is not more disadvantageous in the good faith judgment of the Company to the Holders when, taken as a whole, compared to the Sponsor Management Agreement in effect on the Issue Date;

(4) the payment of reasonable and customary fees paid to, and indemnities provided for the benefit of, current or former officers, directors, employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Company or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Issue Date , or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Issue Date);

(7) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of Issue Date and any similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after Issue Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders when taken as a whole;

(8) [RESERVED];

(9) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Permitted Holder or to any director, officer, employee or consultant of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(11) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(12) payments by the Company or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Company in good faith;

(13) payments or loans (or cancellation of loans) to employees or consultants of the Company, any of its direct or indirect parent companies or any of its Restricted Subsidiaries and employment agreements, stock option plans and other similar arrangements with such employees or consultants which, in each case, are approved by the Company in good faith; and

(14) investments by the Investors in securities of the Company or any of its Restricted Subsidiaries (and the payment of reasonable out-of-pocket expenses incurred by the Investors in connection therewith) so long as (i) the investment is being offered generally to other investors on the same or more favorable terms and (ii) the investment constitutes less than 5% of the proposed or outstanding issue amount of such class of securities.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such non-Guarantor Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Senior Credit Facilities and the related documentation, Hedging Obligations, the indenture governing the Existing Senior Notes and the indenture governing the Senior Subordinated Notes and the related documentation;

(b) the Indenture and the Senior Notes;

(c) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by the Company or any of its Restricted Subsidiaries in existence at the time of such acquisition or at the time it merges with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or the property or assets so assumed;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock of Foreign Subsidiaries permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in joint venture agreements and other agreements or arrangements relating solely to such joint venture;

(k) customary provisions contained in leases, licenses or similar agreements, including with respect to intellectual property and other agreements, in each case, entered into in the ordinary course of business;

(l) any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (k) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(m) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Company are necessary or advisable to effect such Receivables Facility.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Company will not permit any of its Wholly Owned Subsidiaries that are Restricted Subsidiaries and non-Wholly Owned Subsidiaries if such non-Wholly Owned Subsidiaries guarantee other capital market debt securities, other than Finance Co. or a Guarantor, to guarantee the payment of any Indebtedness (or any interest on such Indebtedness) of either Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except if such Indebtedness is by its express terms subordinated in right of payment to the Senior Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary’s Guarantee substantially to the same extent as such Indebtedness is subordinated to the Senior Notes; and

(2) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee, provided , that this covenant shall not be applicable to any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary.

Reports and Other Information

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Company to file with the SEC (and make available to the Trustee and Holders of the Senior Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the issue date of the Additional Notes,

(1) within 90 days (or any other time period then in effect under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer) after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form;

(3) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K, or any successor or comparable form; and

(4) any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the Holders of the Senior Notes, in each case within 15 days after the time the Company would be required to file such information with the SEC, if it were subject to Sections 13 or 15(d) of the Exchange Act. In addition, to the extent not satisfied by the foregoing, the Company will agree that, for so long as any Senior Notes are outstanding, it will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Company becomes a guarantor of the Senior Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offers or the effectiveness of the shelf registration statement described in the Registration Rights Agreement by (1) the filing with the SEC of the exchange offers registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in the Offering Memorandum, or (2) by posting on its website or providing to the Trustee within 15 days of the time periods after the Company would have been required to file annual and interim reports with the SEC, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in this prospectus.

Notwithstanding anything herein to the contrary, the Company will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until at least 120 days after the date any report hereunder is due.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Senior Notes;

(2) default for 30 days or more in the payment when due of interest or Additional Interest on or with respect to the Senior Notes;

(3) failure by either Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30% in principal amount of outstanding Senior Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Senior Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries, other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Senior Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $25.0 million or more at any one time outstanding;

(5) failure by any Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $25.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to any Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary); or

(7) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then total outstanding Senior Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Senior Notes to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all outstanding Senior Notes will become due and payable without further action or notice. The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee has no obligation to accelerate the Senior Notes if in the best judgment of the Trustee acceleration is not in the best interests of the Holders of the Senior Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Senior Notes by notice to the Trustee may on behalf of the Holders of all of the Senior Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, or the principal of any Senior Note held by a non-consenting Holder) and rescind any acceleration with respect to the Senior Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Senior Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged; or

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Senior Notes unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Senior Note may pursue any remedy with respect to the Indenture or the Senior Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30% in principal amount of the total outstanding Senior Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Senior Notes have offered the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in principal amount of the total outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in principal amount of the total outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Senior Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuers are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuers are required, within 20 Business Days, upon becoming aware of any Default, to deliver to the Trustee a statement specifying such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of any Issuer or any Guarantor (other than the Issuers and the Guarantors) or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the Senior Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Senior Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuers and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Senior Notes. The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the Senior Notes and have each

Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Senior Notes to receive payments in respect of the principal of, premium, if any, and interest on the Senior Notes when such payments are due solely out of the trust created pursuant to the Indenture;

(2) the Issuers’ obligations with respect to Senior Notes concerning issuing temporary Senior Notes, registration of such Senior Notes, mutilated, destroyed, lost or stolen Senior Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations and those of each Guarantor released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Senior Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Senior Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Senior Notes:

(1) the Issuers must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Senior Notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such Senior Notes and the Issuers must specify whether such Senior Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Senior Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Senior Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from borrowing funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Existing Senior Notes or the indenture pursuant to which the Existing Notes were issued, the Senior Subordinated Notes or the indenture pursuant to which the Senior Subordinated Notes were issued or any other material agreement or instrument (other than the Indenture) to which any Issuer or any Guarantor is a party or by which any Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and the granting of Liens in connection therewith);

(6) the Issuers shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuers shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of any Issuer or any Guarantor or others; and

(8) the Issuers shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Senior Notes, when either:

(1) all Senior Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Senior Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers and any Issuer or any Guarantor have irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Senior Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Senior Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith) with respect to the Indenture or the Senior Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Senior Credit Facilities, the Existing Senior Notes (or the indenture governing the Existing Senior Notes), Senior Subordinated Notes (or the indenture governing the Senior Subordinated Notes) or any other material agreement or instrument (other than the Indenture) to which any Issuer or any Guarantor is a party or by which any Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith);

(c) the Issuers have paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuers have delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Senior Notes at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Senior Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Senior Notes then outstanding, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Senior Notes, and any existing Default or compliance with any provision of the Indenture or the Senior Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Senior Notes, other than Senior Notes beneficially owned by the Issuers or their Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Senior Notes).

The Indenture provides that, without the consent of each affected Holder of Senior Notes, an amendment or waiver may not, with respect to any Senior Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Senior Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Senior Note or alter or waive the provisions with respect to the redemption of such Senior Notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Senior Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Senior Notes, except a rescission of acceleration of the Senior Notes by the Holders of at least a majority in aggregate principal amount of the Senior Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5) make any Senior Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Senior Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or interest on such Holder’s Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Senior Notes;

(9) make any change to or modify the ranking of the Senior Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Senior Notes.

Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture and any Guarantee or Senior Notes without the consent of any Holder;

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Senior Notes in addition to or in place of certificated Senior Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of the Issuers’ or any Guarantor’s obligations to the Holders;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon any Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, the Guarantees or the Senior Notes to any provision of this “Description of 8 1/4% Notes” to the extent that such provision in this “Description of 8 1/4% Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Guarantees or Senior Notes; or

(12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Senior Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Senior Notes; provided, however, that (i) compliance with the Indenture as so amended would not result in Senior Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Senior Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of any Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in principal amount of the outstanding Senior Notes have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Senior Notes, unless such Holder shall have offered to the Trustee security and indemnity reasonably satisfactory to the Trustee against any loss, liability or expense.

Governing Law

The Indenture, the Senior Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement and the Additional Notes Registration Rights Agreement.

“Additional Notes Registration Rights Agreement” means the Registration Rights Agreement with respect to the Additional Notes dated as of the issue date of the Additional Notes, among the Issuers, the Guarantors and the Initial Purchasers.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, with respect to any Senior Note on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Senior Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Senior Note at September 1, 2013 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Senior Note through September 1, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points; over (b) the principal amount of such Senior Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Company or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than Preferred Stock of Restricted Subsidiaries issued in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) no longer used in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate fair market value of less than $10.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to another Restricted Subsidiary of the Company;

(f) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment or sub-lease of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation or any similar action on assets or the granting of Liens not prohibited by the Indenture;

(j) sales of accounts receivable, or participations therein, in connection with any Receivables Facility;

(k) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(l) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after April 2, 2007, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business; and

(o) any sale to the Industrial Development Board of the City of Jackson, Tennessee in connection with a Sale and Lease-Back Transaction that does not result in the recognition of the sale or the asset transfer in accordance with GAAP, or any similar transaction.

“Asset Sale Offer” has the meaning set forth in the fourth paragraph under “Repurchase at the Option of Holders—Asset Sales.”

“board of directors” means with respect to a corporation, the board of directors of the corporation, and with respect to any other Person, the board or committee of such Person, or board of directors of the general partner or general manager of such Person serving a similar function.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) euro, or any national currency of any participating member state of the EMU; and local currencies held by the Company and its Restricted Subsidiaries from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the U.S. government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus of not less than $500.0 million in the case of U.S. banks and $100.0 million (or the U.S. dollar equivalent as of the date of determination) in the case of non-U.S. banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3), (4) and (8) entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-1 by Moody’s or at least A-1 by S&P and in each case maturing within 24 months after the date of creation thereof and Indebtedness or Preferred Stock issued by a Person with a rating of “A” or higher by S&P or “A2” or higher by Moody’s with maturities of 24 months or less from the date of acquisition;

(7) marketable short-term money market and similar securities having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof;

(8) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition;

(9) Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;

(10) Investments with average maturities of 24 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s; and

(11) investment funds investing 95% of their assets in securities of the types described in clauses (1) through (10) above.

Notwithstanding the foregoing, Cash Equivalents shall include amounts denominated in currencies other than those set forth in clauses (1) and (2) above, provided that such amounts are converted into any currency listed in clauses (1) and (2) as promptly as practicable and in any event within ten Business Days following the receipt of such amounts.

“Change of Control” means the occurrence of any of the following:

(1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to any Person other than a Permitted Holder; or

(2) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies holding directly or indirectly 100% of the total voting power of the Voting Stock of the Company.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations, and (e) net payments, if any, made (less net payments, if any, received) pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) the accretion or any expense resulting from the discounting of any Indebtedness in connection with the application of purchase accounting in connection with the Transaction or any acquisition, (u) penalties and interest relating to taxes, (v) any Additional Interest and any “additional interest” with respect to the Existing Senior Notes, the Senior Subordinated Notes or other securities, (w) amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses, (x) any expensing of bridge, commitment and other financing fees, (y) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Receivables Facility and (z) any accretion or accrued interest of discounted liabilities); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided, however, that, without duplication,

(1) any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to the Transaction to the extent incurred on or prior to April 1, 2008), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded,

(2) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period shall be excluded,

(3) any after-tax effect of income (loss) from disposed, abandoned or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

(4) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments or the sale or other disposition of any Capital Stock of any Person other than in the ordinary course of business shall be excluded,

(5) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments that are actually paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period,

(6) solely for the purpose of determining the amount available for Restricted Payments under clause (3)(a) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided, that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash or Cash Equivalents) to the Company or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(7) effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in the inventory, property and equipment, software, goodwill, other intangible assets and in process research and development, deferred revenue and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to the Transaction or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(8) any after-tax effect of income (loss) from the early extinguishment of (i) Indebtedness, (ii) Hedging Obligations or (iii) other derivative instruments shall be excluded,

(9) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets or investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10) any non-cash compensation charge or expense, including any such charge arising from grants of stock appreciation or similar rights, stock options, restricted stock or other rights, and any cash charges associated with the rollover, acceleration or payout of Equity Interests by management of the Company or any of its direct or indirect parent companies in connection with the Transactions, shall be excluded,

(11) any fees and expenses incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, issuance or repayment of Indebtedness, issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (in each case, including any such transaction consummated prior to April 2, 2007 and any such transaction undertaken but not completed) and any charges or non-recurring merger costs incurred during such period as a result of any such transaction shall be excluded,

(12) accruals and reserves that are established or adjusted within twelve months after April 2, 2007 that are so required to be established as a result of the Transaction in accordance with GAAP shall be excluded, and

(13) the following items shall be excluded:

(a) any net unrealized gain or loss (after any offset) resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; and

(b) any net unrealized gain or loss (after any offset) resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk).

In addition, to the extent not already included in the Consolidated Net Income of such Person and its Restricted Subsidiaries, notwithstanding anything to the contrary in the foregoing, Consolidated Net Income shall include the amount of proceeds received from (i) business interruption insurance (or, so long as the Company has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent denied by the applicable carrier in writing within 180 days or not so reimbursed within 365 days)) and (ii) reimbursements of any expenses and charges that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants—Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from any sale or other disposition of Restricted Investments made by the Company and its Restricted Subsidiaries, any repurchases and redemptions of Restricted Investments from the Company and its Restricted Subsidiaries, any repayments of loans and advances which constitute Restricted Investments by the Company or any of its Restricted Subsidiaries, any sale of the stock of an Unrestricted Subsidiary or any distribution or dividend from an Unrestricted Subsidiary, in each case only to the extent such amounts increase the amount of Restricted Payments permitted under such covenant pursuant to clause (3)(d) of the first paragraph thereof.

“Consolidated Secured Debt Ratio” as of any date of determination means, the ratio of (1) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens as of the end of the most recent fiscal period for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, less the aggregate amount of cash and

Cash Equivalents held by the Company and its Restricted Subsidiaries at such date to (2) the Company’s EBITDA for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments (and excluding, for the avoidance of doubt, all obligations relating to Receivables Facilities) and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Company.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Senior Credit Facilities, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or other long-term indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or any other agent, lender or group of lenders.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any parent corporation thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Company or the applicable parent corporation thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of “Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Senior Notes or the date the Senior Notes are no longer outstanding; provided, however, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1) increased (without duplication) by the following, in each case to the extent deducted in determining Consolidated Net Income for such period:

(a) provision for taxes based on income or profits or capital, including, without limitation, state, franchise and similar taxes (such as the Pennsylvania capital tax) and foreign withholding taxes of such Person paid or accrued during such period deducted (and not added back) in computing Consolidated Net Income; plus

(b) Fixed Charges of such Person for such period (including (x) net losses or Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, (y) bank fees and (z) costs of surety bonds in connection with financing activities, in each case, to the extent included in Fixed Charges), together with items excluded from the definition of “Consolidated Interest Expense” pursuant to clauses (1)(t) through (z) thereof to the extent the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d) any expenses or charges (other than depreciation or amortization expense) related to any Equity Offering, Permitted Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Senior Notes, the Existing Senior Notes, the Senior Subordinated Notes and the Credit Facilities and (ii) any

amendment or other modification of the Senior Notes, the Existing Senior Notes or the Senior Subordinated Notes, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus

(e) the amount of any restructuring charges, integration costs or other business optimization expenses or reserves deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after April 2, 2007 and costs related to the closure and/or consolidation of facilities; plus

(f) any other non-cash charges reducing Consolidated Net Income for such period (provided, that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(g) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly Owned Subsidiary deducted (and not added back) in such period in calculating Consolidated Net Income; plus

(h) the amount of management, monitoring, consulting and advisory fees (including termination fees) and related indemnities and expenses paid or accrued in such period under the Sponsor Management Agreement or otherwise to the Investors to the extent otherwise permitted under “Certain Covenants—Transactions with Affiliates” (and similar fess paid by the Company or its Affiliates to investors in the Company or its Affiliates prior to the Issue Date) and deducted (and not added back) in such period in computing Consolidated Net Income; plus

(i) the amount of net cost savings projected by the Company in good faith to be realized as a result of specified actions taken or initiated during or prior to such period (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions; provided, that (x) such cost savings are reasonably identifiable and factually supportable, (y) such actions have been or are taken no later than 36 months after April 2, 2007 and (z) the aggregate amount of cost savings added pursuant to this clause (i) shall not exceed $30.0 million for any four consecutive quarter period (which adjustments may be incremental to pro forma cost savings adjustments made pursuant to the definition of “Fixed Charge Coverage Ratio”); plus

(j) the amount of loss or discount on sale of Receivables and related assets to the Receivables Subsidiary in connection with a Receivables Facility; plus

(k) any net loss from disposed or discontinued operations;

(l) any costs or expense incurred by the Company or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of an issuance of Equity Interest of the Company (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments”; and

(2) decreased by (without duplication) (a) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced EBITDA in any prior period and (b) any net income from disposed or discontinued operations;

(3) increased or decreased by (without duplication), as applicable, any adjustments resulting from the application of FASB Interpretation No. 45 (Guarantees).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Company or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Company’s or any direct or indirect parent company’s common stock registered on Form S-8;

(2) issuances to any Subsidiary of the Company; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Company from

(1) contributions to its common equity capital, and

(2) the sale (other than to a Subsidiary of the Company or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Company) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an officer’s certificate executed by the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Existing Senior Notes” means the $625.0 million in aggregate principal amount of the Issuers’ 9 1/4% Senior Notes due 2015, consisting of $325.0 million aggregate principal amount issued on April 2, 2007 and $300.0 million additional aggregate principal amount issued on December 23, 2009.

“fair market value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Company in good faith; provided that if the fair market value is equal to or exceeds $25.0 million, such determination shall be made by the board of directors of the Company in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations, including the Transactions (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any of its Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company (and may include, for the avoidance of doubt, cost savings and operating expense reductions resulting from such Investment, acquisition, merger or consolidation (including the Transaction) which is being given pro forma effect that have been or are expected to be realized). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate. Any such pro forma calculation may include adjustments appropriate, in the reasonable determination of the Issuers as set forth in an Officer’s Certificate, to reflect all adjustments included in the calculation of Consolidated EBITDA as set forth in footnote 3 to the “Summary Historical Consolidated and Combined Financial Data” under “Summary” in this prospectus to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

“Fixed Charge Coverage Test” has the meaning set forth in clause (2) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock during such period; and

(3) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“GAAP” means generally accepted accounting principles in the United States which are in effect on April 2, 2007.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuers’ Obligations under the Indenture.

“Guarantor” means the Company and each Restricted Subsidiary that Guarantees the Senior Notes in accordance with the terms of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Senior Note is registered on the registrar’s books.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid after becoming due and payable;

(d) representing any Hedging Obligations; or

(e) during a Suspension Period only, obligations of the lessee for rental payments in respect of Sale and Lease-back Transactions in an amount equal to the present value of such obligations during the remaining term of the lease using a discount rate equal to the rate of interest implicit in such transaction determined in accordance with GAAP, if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided, that Indebtedness of any direct or indirect parent of the Company appearing upon the balance sheet of the Company solely by reason of push-down accounting under GAAP shall be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business; and

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person, but only to the extent of the fair market value of the assets subject to such Lien;

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (a) Contingent Obligations incurred in the ordinary course of business or (b) obligations under or in respect of Receivables Facilities.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means Barclays Capital Inc., Banc of America Securities LLC and Credit Suisse Securities (USA) LLC.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with an Investment Grade Rating, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit, advances to customers, commission, travel and similar advances to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such

Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by any dividend, distribution, interest payment, return of capital, repayment or other amount received in cash by the Company or a Restricted Subsidiary in respect of such Investment.

“Investors” means The Blackstone Group and each of its Affiliates but not including, however, any portfolio companies of any of the foregoing.

“Issue Date” means August 17, 2010, the date of original issuance of the Notes under the Indenture.

“Issuers” has the meaning set forth in the first paragraph under “General.”

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration, including legal, accounting and investment banking fees, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Senior Indebtedness required (other than required by clause (1) of the second paragraph of “Repurchase at the Option of Holders—Asset Sales”) to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the offering memorandum, dated March 21, 2007, relating to the initial private offering of the Senior Notes.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of any Issuer.

“Officer’s Certificate” means a certificate signed on behalf of any Issuer by an Officer of any Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of each of the Issuers, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

“Permitted Holders” means each of the Investors and members of management of the Company (or its direct or indirect parent companies) on the issue Date who are holders of Equity Interests of the Company (or any of its direct or indirect parent companies) and any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that, in the case of such group and without giving effect to the existence of such group or any other group, such Investors and members of management, collectively, have beneficial ownership of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent companies.

“Permitted Investments” means:

(1) any Investment in the Company or any of its Restricted Subsidiaries;

(2) any Investment in cash and Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets, including earnouts, not constituting cash, Cash Equivalents or Investment Grade Securities and received in connection with an Asset Sale made pursuant to the provisions described under “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on April 2, 2007;

(6) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) Hedging Obligations permitted under clause (10) of the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (8) that are at that time outstanding, not to exceed 3.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(9) Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company, or any of its direct or indirect parent companies; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants—Limitation on Restricted Payments”;

(10) guarantees of Indebtedness permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment;

(13) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash or marketable securities), not to exceed 4.0% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(14) Investments relating to a Receivables Subsidiary that, in the good faith determination of the Company are necessary or advisable to effect any Receivables Facility or any repurchase in connection therewith;

(15) advances to, or guarantees of Indebtedness of, employees not in excess of $10.0 million outstanding at any one time, in the aggregate;

(16) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices or to fund such Person’s purchase of Equity Interests of the Company or any direct or indirect parent company thereof; and

(17) advances, loans or extensions of trade credit in the ordinary course of business by the Company or any of its Restricted Subsidiaries.

“Permitted Liens” means, with respect to any Person:

(1) pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(4) Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental, to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6) Liens securing Indebtedness permitted to be incurred pursuant to clause (4), (12) or (20) of the second paragraph under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, that Liens securing Indebtedness permitted to be incurred pursuant to clause (20) extend only to assets of Foreign Subsidiaries;

(7) Liens existing on the Issue Date;

(8) Liens on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property or assets owned by the Company or any of its Restricted Subsidiaries;

(9) Liens on property or other assets at the time the Company or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of a merger or consolidation with or into the Company or any of its Restricted Subsidiaries; provided, however, that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Company or any of its Restricted Subsidiaries;

(10) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations so long as related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of any Issuer or any Guarantor;

(16) Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business to the Company’s clients;

(17) Liens on accounts receivable and related assets incurred in connection with a Receivables Facility;

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided, however, that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $30.0 million at any one time outstanding;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

(26) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business; and

(27) during a Suspension Period only, Liens securing Indebtedness (other than Indebtedness that is secured equally and ratably with (or on a basis subordinated to) the Senior Notes), and Indebtedness represented by Sale and Leaseback Transactions in an amount not to exceed 15% of Total Assets at any one time outstanding.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Senior Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by any issuer which shall be substituted for Moody’s or S&P or both, as the case may be.

“Receivables Facility” means any of one or more receivables financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which the Company or any of its Restricted Subsidiaries sells its accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any accounts receivable or participation interest therein issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities and other activities reasonably related thereto.

“Registration Rights Agreement” means the Registration Rights Agreement with respect to the Senior Notes dated as of August 17, 2010, among the Issuers, the Guarantors and the Initial Purchasers.

“Related Business Assets” means assets (other than cash or Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Company or a Restricted Subsidiary in exchange for assets transferred by the Company or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, at any time, any direct or indirect Subsidiary of such Person (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided, however, that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.” Unless otherwise indicated in this “Description of 8 1/4% Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company, including, without limitation, Finance Co.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Company or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facilities” means the Credit Facility under the Credit Agreement dated as of April 2, 2007 by and among the Company, the lenders party thereto in their capacities as lenders thereunder and Barclays Bank PLC., as Administrative Agent, including any guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof (provided that such increase in borrowings is permitted under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above).

“Senior Indebtedness” means:

(1) all Indebtedness of any Issuer or any Guarantor outstanding under the Senior Credit Facilities, the Existing Senior Notes or Senior Notes and related Guarantees (including interest accruing on or after the filing of any petition in bankruptcy or similar proceeding or for reorganization of any Issuer or any Guarantor (at the rate provided for in the documentation with respect thereto, regardless of whether or not a claim for post-filing interest is allowed in such proceedings)), and any and all other fees, expense reimbursement obligations, indemnification amounts, penalties, and other amounts (whether existing on the Issue Date or thereafter created or incurred) and all obligations of any Issuer or any Guarantor to reimburse any bank or other Person in respect of amounts paid under letters of credit, acceptances or other similar instruments;

(2) all Hedging Obligations (and guarantees thereof) owing to a Lender (as defined in the Senior Credit Facilities) or any Affiliate of such Lender (or any Person that was a Lender or an Affiliate of such Lender at the time the applicable agreement giving rise to such Hedging Obligation was entered into); provided, that such Hedging Obligations are permitted to be incurred under the terms of the Indenture;

(3) any other Indebtedness of any Issuer or any Guarantor permitted to be incurred under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Senior Subordinated Notes or any related Guarantee; and

(4) all Obligations with respect to the items listed in the preceding clauses (1), (2) and (3); provided, however, that Senior Indebtedness shall not include:

(a) any obligation of such Person to the Issuers or any of their Subsidiaries;

(b) any liability for federal, state, local or other taxes owed or owing by such Person;

(c) any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(d) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(e) that portion of any Indebtedness which at the time of incurrence is incurred in violation of the Indenture.

“Senior Subordinated Notes” means the $250.0 million in aggregate principal amount of the Issuers’ 10 5/8% senior subordinated notes due 2017 issued on April 2, 2007 and any Additional Senior Subordinated Notes, as defined in “Description of Senior Subordinated Notes—Principal, Maturity and Interest” section of the offering memorandum dated March 31, 2007 relating to a portion of the Existing Senior Notes and the Senior Subordinated Notes.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Issue Date.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date and any reasonable extension thereof or any business that is similar, reasonably related, incidental or ancillary thereto.

“Sponsor Management Agreement” means the management agreement between certain of the management companies associated with the Sponsor and the Issuers.

“Subordinated Indebtedness” means, with respect to the Senior Notes,

(1) any Indebtedness of any Issuer which is by its terms subordinated in right of payment to the Senior Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Senior Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis, as shown on the most recent balance sheet of the Company or such other Person as may be expressly stated.

“Transaction” means the transactions contemplated by the Transaction Agreement, the issuance of a portion of the Existing Senior Notes in connection therewith, the issuance of the Senior Subordinated Notes and borrowings under the Senior Credit Facilities as in effect on April 2, 2007 and the refinancing of debt in existence on April 2, 2007, including the tender offer and consent solicitation of the 8.25% Senior Subordinated Notes due 2013 issued by Pinnacle Foods Group, Inc.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of February 10, 2007, among Crunch Holding Corp., Peak Holdings LLC, Peak Acquisition Corp. and Peak Finance LLC.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available three Business Days prior to the date the applicable notice of redemption is given (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to September 1, 2013.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Company;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any Restricted Subsidiary.

The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be equal to or greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Company shall be notified by any Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Company or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person.

BOOK-ENTRY, SETTLEMENT AND CLEARANCE

The Global Notes

The exchange notes issued in exchange for outstanding unregistered notes will be represented by global notes in definitive, fully registered form, without interest coupons (collectively, the “global notes”).

Upon issuance, the global notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in each global note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•

upon deposit of each global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the initial purchasers; and

•

ownership of beneficial interests in each global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in the global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC, Euroclear and Clearstream. We provide the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. We are not responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indentures. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•

will not be considered the owners or holders of the notes under the indentures for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the indentures.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, premium (if any) and interest with respect to the notes represented by a global note will be made by the Trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the Trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems.

Cross-market transfers between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTC through the DTC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a global note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTC depositary to take action to effect final settlement by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the DTC depositaries that are acting for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a global note from a DTC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a global note to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTC settlement date.

DTC, Euroclear and Clearstream have agreed to the above procedures to facilitate transfers of interests in the global notes among participants in those settlement systems. However, the settlement systems are not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither we nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their participants or indirect participants of their obligations under the rules and procedures governing their operations.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Securities Exchange Act of 1934 and a successor depositary is not appointed within 90 days;

•	we, at our option, notify the Trustee that we elect to cause the issuance of certificated notes; or

•	certain other events provided in the indentures should occur.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The exchange of outstanding unregistered notes for exchange notes in the exchange offers will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding unregistered note exchanged therefor, and the basis of the exchange note will be the same as the basis of the outstanding unregistered note immediately before the exchange.

In any event, persons considering the exchange of outstanding unregistered notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the exchange notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Internal Revenue Code or ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” (within the meaning of ERISA) of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Internal Revenue Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Internal Revenue Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Internal Revenue Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Internal Revenue Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Internal Revenue Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Internal Revenue Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Internal Revenue Code. The acquisition and/or holding of the exchange notes by a Plan subject to ERISA or the Internal Revenue Code with respect to which an Issuer or a Guarantor is considered to be a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Internal Revenue Code, unless the investment is acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Similar restrictions may apply to Plans that are subject to Similar Law.

Because of the foregoing, the exchange notes should not be purchased or held by any person investing in “plan assets” of any Plan, unless such purchase and holding (and the exchange of outstanding unregistered notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA and the Internal Revenue Code or a similar violation of any applicable Similar Laws.

Accordingly, by acceptance of an exchange note, each purchaser and subsequent transferee of an exchange note will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the exchange notes constitutes assets of any Plan or (ii) the purchase and holding of the outstanding notes or exchange notes (and the exchange of outstanding unregistered notes for exchange notes) by such purchaser or transferee will not constitute a non-exempt prohibited transaction under

Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing or holding the outstanding notes or exchange notes or exchanging the outstanding unregistered notes for exchange notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Internal Revenue Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the outstanding notes or exchange notes (and the exchange of outstanding unregistered notes for exchange notes).

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding unregistered notes where the outstanding unregistered notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offers, we have agreed that for a period of up to 90 days, we will use our reasonable best efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offers and will indemnify the holders of outstanding unregistered notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and related guarantees offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. In rendering its opinion, Simpson Thacher & Bartlett LLP will rely upon the opinion of Perkins Coie LLP as to all matters governed by the laws of the State of Washington. An investment vehicle comprised of several partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others own interests representing less than 1% of the capital commitments of funds affiliated with Blackstone.

EXPERTS

The financial statements as of December 27, 2009 and December 28, 2008 and for the years ended December 27, 2009 and December 28, 2008, the 39 weeks ended December 30, 2007 and the 13 weeks ended April 2, 2007 included in this prospectus, have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Birds Eye Foods, Inc. (a wholly-owned subsidiary of Birds Eye Holdings LLC) and subsidiaries as of June 28, 2008 and June 27, 2009, and the related consolidated statements of operations and comprehensive (loss)/income, cash flows and stockholder’s deficit for each of the three fiscal years in the period ended June 27, 2009 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing in this prospectus (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit to which reference is hereby made. We have historically filed annual, quarterly and current reports and other information with the SEC. The registration statement, historical information about Pinnacle Foods Group LLC and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

We and our guarantor subsidiaries have agreed that even if we are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will nonetheless file with the SEC and make available to the trustee and to holders of notes the reports specified in “Description of 9 1/4% Notes—Certain Covenants—Reports and Other Information” and “Description of 8 1/4% Notes—Certain Covenants—Reports and Other Information,” subject to the provisions described in those sections.

INDEX TO FINANCIAL STATEMENTS

PFF AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of independent registered public accounting firm (PricewaterhouseCoopers LLP)	F-2
Report of independent registered public accounting firm (PricewaterhouseCoopers LLP)	F-3
Consolidated statements of operations for the fiscal years ended December 27, 2009 and December 28, 2008, the 39 weeks ended December 30, 2007 and the 13 weeks ended April 2, 2007	F-4
Consolidated balance sheets as of December 27, 2009 and December 28, 2008	F-5
Consolidated statements of cash flows for the fiscal years ended December 27, 2009 and December 28, 2008, the 39 weeks ended December 30, 2007 and the 13 weeks ended April 2, 2007	F-6
Consolidated statements of shareholders equity for the fiscal years ended December 27, 2009 and December 28, 2008, the 39 weeks ended December 30, 2007 and the 13 weeks ended April 2, 2007	F-7
Notes to consolidated financial statements	F-8

PFF UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
Consolidated statements of operations for the six months ended June 27, 2010 and June 28, 2009	F-80
Consolidated balance sheets as of June 27, 2010 and June 28, 2009	F-81
Consolidated statements of cash flows for the six months ended June 27, 2010 and June 28, 2009	F-82
Consolidated statements of shareholders equity for the six months ended June 27, 2010 and June 28, 2009	F-83
Notes to consolidated financial statements	F-84

BIRDS EYE CONSOLIDATED FINANCIAL STATEMENTS
Report of independent registered public accounting firm (Deloitte & Touche LLP)	F-117
Consolidated balance sheets as of June 28, 2008, June 27, 2009 and September 26, 2009 (unaudited)	F-118

Consolidated statements of operations and comprehensive (loss)/income for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and the three months ended September 27, 2008 (unaudited) and September 26, 2009 (unaudited)

F-119

Consolidated statements of cash flows for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and the three months ended September 27, 2008 (unaudited) and September 26, 2009 (unaudited)

F-120
Consolidated statements of stockholder’s deficit for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009 and the three months ended September 26, 2009 (unaudited)	F-122
Notes to consolidated financial statements	F-123

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Pinnacle Foods Finance LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and shareholder’s equity present fairly, in all material respects, the financial position of Pinnacle Foods Finance LLC and its subsidiaries (successor company) at December 27, 2009 and December 29, 2008, and the results of their operations and their cash flows for each of the fiscal years ended December 27, 2009 and December 28, 2008, respectively, and for the period from April 2, 2007 to December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 27, 2009 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein), appearing under Item 9A of Pinnacle Foods Finance LLC’s 2009 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2009). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 2 and 3 to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations in 2009.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Annual Report on Internal Controls Over Financial Reporting, management has excluded Birds Eye Foods, Inc. from its assessment of internal control over financial reporting as of December 27, 2009 because it was acquired by the Company in a purchase business combination during 2009. We have also excluded Birds Eye Foods, Inc. from our audit of internal control over financial reporting. Birds Eye Foods, Inc. is a wholly-owned subsidiary whose total assets and total net sales represent represented 25.5% and 0.2%, respectively, of the related consolidated financial statement amounts as of and for the fiscal year ended December 27, 2009.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 23, 2010, except for Note 10 and Note 17, as to which the date is June 9, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of

Pinnacle Foods Finance LLC:

In our opinion, the accompanying consolidated statements of operations, cash flows and shareholder’s equity for the period from January 1, 2007 to April 2, 2007 present fairly, in all material respects, the results of operations and cash flows of Pinnacle Foods Group Inc. and its subsidiaries (predecessor company) for the period from January 1, 2007 to April 2, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertainty in incomes taxes in 2007.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

March 10, 2008, except for Note 10 and Note 17, as to which the date is June 9, 2010

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(thousands of dollars)

	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Net sales	$1,642,931	$1,556,408	$1,137,898	$376,587
Cost of products sold	1,263,627	1,217,929	895,306	293,191

Gross profit	379,304	338,479	242,592	83,396
Operating expenses
Marketing and selling expenses	123,833	111,372	87,409	34,975
Administrative expenses	62,737	47,832	40,715	17,714
Research and development expenses	4,562	3,496	2,928	1,437
Other expense (income), net	42,214	24,363	12,028	51,042

Total operating expenses	233,346	187,063	143,080	105,168

Earnings (loss) before interest and taxes	145,958	151,416	99,512	(21,772)
Interest expense	121,167	153,280	124,504	39,079
Interest income	89	319	1,029	486

Earnings (loss) before income taxes	24,880	(1,545)	(23,963)	(60,365)
Provision (benefit) for income taxes	(277,723)	27,036	24,746	6,284

Net earnings (loss)	$302,603	$(28,581)	$(48,709)	$(66,649)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(thousands of dollars)

	December 27, 2009	December 28, 2008
Current assets:
Cash and cash equivalents	$73,874	$4,261
Accounts receivable, net	158,004	92,171
Inventories, net	389,967	190,863
Other current assets	26,960	9,571
Deferred tax assets	25,670	3,644

Total current assets	674,475	300,510

Plant assets, net	412,208	260,798
Tradenames	1,658,812	910,112
Other assets, net	233,823	166,613
Goodwill	1,559,180	994,167

Total assets	$4,538,498	$2,632,200

Current liabilities:
Short-term borrowings	$1,232	$26,163
Current portion of long-term obligations	38,228	12,750
Accounts payable	130,360	66,951
Accrued trade marketing expense	49,048	33,293
Accrued liabilities	130,035	69,012
Accrued income taxes	455	20

Total current liabilities	349,358	208,189

Long-term debt (includes $109,237 and $34,587 owed to related parties)	2,849,251	1,746,439
Pension and other postretirement benefits	82,437	36,869
Other long-term liabilities	39,383	14,429
Deferred tax liabilities	343,716	318,701

Total liabilities	3,664,145	2,324,627

Commitments and contingencies

Shareholder’s equity:
Pinnacle Common stock: par value $.01 per share, 100 shares authorized, issued 100 shares	—	—
Additional paid-in-capital	693,196	427,323
Notes receivable from officers	(565)	—
Retained earnings (Accumulated deficit)	225,313	(77,290)
Accumulated other comprehensive (loss) income	(43,591)	(42,460)

Total shareholder’s equity	874,353	307,573

Total liabilities and shareholder’s equity	$4,538,498	$2,632,200

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of dollars)

	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Cash flows from operating activities
Net earnings (loss) from operations	$302,603	$(28,581)	$(48,709)	$(66,649)
Non-cash charges (credits) to net earnings (loss)
Depreciation and amortization	65,468	62,509	45,671	10,163
Restructuring and impairment charges	1,300	15,100	1,200	—
Amortization of debt acquisition costs	10,230	4,714	7,758	26,049
Amortization of deferred mark-to-market adjustment on terminated swap	4,429	1,259	—	—
Amortization of discount on term loan	28	—	—	—
Gain on litigation settlement	—	(9,988)	—	—
Gain on extinguishment of subordinated notes	—	—	(5,670)	—
Amortization of bond premium	—	—	—	(5,360)
Change in value of financial instruments	(292)	3,347	177	1,247
Stock-based compensation charges	3,190	806	2,468	8,778
Postretirement healthcare benefits	(25)	(25)	(8,046)	294
Pension expense	2,126	(996)	41	360
Other long-term assets	(1,007)	—	—	—
Other long-term liabilities	1,160	(320)	(236)	2,464
Deferred income taxes	(277,711)	24,757	22,173	6,392
Termination of derivative contracts	—	(17,030)	—	—
Changes in working capital, net of acquisitions
Accounts receivable	2,705	6,690	4,827	(18,339)
Inventories	12,786	(25,541)	32,701	20,045
Accrued trade marketing expense	(4,759)	4,888	(11,376)	2,754
Accounts payable	(13,370)	3,419	(7,742)	14,286
Accrued liabilities	19,785	(29,467)	23,812	53,340
Other current assets	(12,403)	1,218	1,090	(140)

Net cash provided by operating activities	116,243	16,759	60,139	55,684

Cash flows from investing activities
Payments for business acquisitions, net of cash acquired	(1,314,746)	—	(1,319,618)	—
Capital expenditures	(52,030)	(32,598)	(22,935)	(5,027)
Sale of plant assets	—	—	2,200	—

Net cash used in investing activities	(1,366,776)	(32,598)	(1,340,353)	(5,027)

Cash flows from financing activities
Change in bank overdrafts	(2,602)	—	—	(908)
Repayment of capital lease obligations	(345)	(238)	(227)	(55)
Equity contributions	264,325	234	420,664	26
Reduction of equity contributions	(2,207)	(471)	(391)	—
Debt acquisition costs	(40,162)	(704)	(39,863)	—
Proceeds from bank term loans	838,250	—	1,250,000	—
Proceeds from bond issuances	300,000	—	575,000	—
Proceeds from short-term borrowing	1,921	324	3,438	—
Repayments of short-term borrowing	(852)	(1,531)	(2,068)	(210)
Borrowings under revolving credit facility	74,888	101,008	50,000	—
Repayments of revolving credit facility	(100,888)	(75,008)	(50,000)	—
Repurchases of subordinated notes	—	—	(44,199)
Repayments of Successor’s long term obligations	(12,500)	(9,375)	(6,250)	—
Repayments of Predecessor’s long term obligations	—	—	(870,042)	(45,146)

Net cash provided by (used in) financing activities	1,319,828	14,239	1,286,062	(46,293)

Effect of exchange rate changes on cash	318	(138)	151	—

Net change in cash and cash equivalents	69,613	(1,738)	5,999	4,364
Cash and cash equivalents - beginning of period	4,261	5,999	—	12,337

Cash and cash equivalents - end of period	$73,874	$4,261	$5,999	$16,701

Supplemental disclosures of cash flow information:
Interest paid	$117,468	$167,748	$101,735	$9,135
Interest received	89	319	1,029	486
Income taxes refunded (paid)	(589)	(4,336)	159	(103)
Non-cash investing activity:
Capital lease activity	(1,200)	—	—	(1,129)
Non-cash financing activity
Equity contribution	—	—	4,013	—

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY

(thousands of dollars, except share amounts)

	Common Stock		Additional Paid In Capital	Notes Receivable From Officers	Retained earnings (Accumulated Deficit)	Carryover of 2003 Predecessor basis of net assets	Accumulated Other Comprehensive (Loss) Income	Total Shareholder’s Equity

	Shares	Amount
Predecessor
Balance at December 31, 2006	100	$—	$573,403	$—	$(117,871)	$(17,338)	$161	$438,355

Effect of initially applying FASB Interpretation No. 48					(260)			(260)
Equity contribution:
Cash			26					26
Equity related compensation			8,778					8,778
Comprehensive income:
Net loss					(66,649)			(66,649)
Foreign currency translation							(4)	(4)

Total comprehensive loss								(66,653)

Balance at April 2, 2007	100	$—	$582,207	$—	$(184,780)	$(17,338)	$157	$380,246

Successor
Balance at April 2, 2007	100	$—	$422,192	$—	$—	$—	$—	$422,192

Equity contribution:
Cash			2,485					2,485
Reduction in equity contributions			(391)					(391)
Equity related compensation			2,468					2,468
Comprehensive income:
Net loss					(48,709)			(48,709)
Swap mark to market adjustment							(23,383)	(23,383)
Foreign currency translation							566	566
Gain on Pension and OPEB actuarial assumptions							4,387	4,387

Total comprehensive loss								(67,139)

Balance at December 30, 2007	100	$—	$426,754	$—	$(48,709)	$—	$(18,430)	$359,615

Equity contribution:
Cash			234					234
Reduction in equity contributions			(471)					(471)
Equity related compensation			806					806
Comprehensive income:
Net loss					(28,581)			(28,581)
Swap mark to market adjustment							5,292	5,292
Amortization of deferred mark-to-market adjustment on terminated swap							1,259	1,259
Foreign currency translation							(1,070)	(1,070)
Loss on Pension and OPEB actuarial assumptions							(29,511)	(29,511)

Total comprehensive loss								(52,611)

Balance at December 28, 2008	100	$—	$427,323	$—	$(77,290)	$—	$(42,460)	$307,573

Equity contribution:
Cash			264,890					264,890
Reduction in equity contributions			(2,207)					(2,207)
Equity related compensation			3,190					3,190
Notes receivable from officers				(565)				(565)
Comprehensive income:
Net loss					302,603			302,603
Swap mark to market adjustment							(10,610)	(10,610)
Amortization of deferred mark-to-market adjustment on terminated swap							4,429	4,429
Foreign currency translation							(791)	(791)
Gain on Pension and OPEB actuarial assumptions							5,841	5,841

Total comprehensive earnings								301,472

Balance at December 27, 2009	100	$—	$693,196	$(565)	$225,313	$—	$(43,591)	$874,353

See accompanying Notes to Consolidated Financial Statements.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

1. Summary of Business Activities

Business Overview

Pinnacle Foods Finance LLC (hereafter referred to as the “Company” or “PFF”) is a leading manufacturer, marketer and distributor of high quality, branded convenience food products, the products and operations of which were managed and reported in three operating segments: (i) Birds Eye Frozen, (ii) Duncan Hines Grocery and (iii) Specialty Foods. Our United States retail frozen vegetables (Birds Eye®), single-serve frozen dinners and entrées (Hungry-Man®, Swanson®), multi-serve frozen dinners and entrées (Birds Eye Voila!®), frozen seafood (Van de Kamp’s®, Mrs. Paul’s®), frozen breakfast (Aunt Jemima®), bagels (Lender’s®), and frozen pizza (Celeste®) are reported in the Birds Eye Frozen Division. Our baking mixes and frostings (Duncan Hines®), shelf-stable pickles, peppers and relish (Vlasic®), barbeque sauces (Open Pit®), pie fillings (Comstock®, Wilderness®), syrups (Mrs. Butterworth’s® and Log Cabin®), salad dressing (Bernstein’s®), canned meat (Armour®, Nalley®, Brooks®) and all Canadian Operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade® and Snyder of Berlin®) and our food service and private label businesses.

On December 23, 2009 PFG LLC purchased Birds Eye Foods, Inc. See Note 3, for a full description of the transaction, and brands of Birds Eye Foods, Inc.

History and the Blackstone Transaction

On May 22, 2001, Pinnacle Foods Holding Corp. (“PFHC”) acquired certain assets and assumed certain liabilities of the North American business of Vlasic Foods International Inc. (“VFI”). The North American business consisted of the Swanson and Hungry-Man frozen food, Vlasic pickles, peppers and relish and Open Pit barbecue sauce businesses. PFHC was incorporated on March 29, 2001 but had no operations until the acquisition of the North American business of VFI.

Crunch Holding Corp. (“CHC”), a Delaware corporation indirectly owned by J.P. Morgan Partners, LLC, J.W. Childs Associates, L.P. and CDM Investor Group LLC, acquired PFHC on November 25, 2003 (the “Pinnacle Transaction”).

On November 25, 2003, Aurora Foods Inc. (“Aurora”) entered into a definitive agreement with Crunch Equity Holding, LLC, the former parent of CHC. The definitive agreement provided for a comprehensive restructuring transaction in which PFHC was merged with and into Aurora, with Aurora surviving the merger, following the filing and confirmation of a pre-negotiated bankruptcy reorganization case with respect to Aurora under Chapter 11 of the U.S. Bankruptcy Code. On December 8, 2003, Aurora and its subsidiary, Sea Coast Foods, Inc., filed their petitions for reorganization with the Bankruptcy Court. On February 20, 2004, the First Amended Joint Reorganization Plan of Aurora Foods Inc. and Sea Coast Foods, Inc., as modified, dated February 17, 2004, was confirmed by order of the Bankruptcy Court. This restructuring transaction was completed on March 19, 2004, and the surviving company was renamed Pinnacle Foods Group Inc. (“PFGI”) (now known as Pinnacle Foods Group LLC) (the “Aurora Merger”).

On March 1, 2006, PFGI acquired certain assets and assumed certain liabilities of the food products business (the “Armour Business”) of The Dial Corporation for $189.2 million in cash. The acquisition of the Armour Business complemented PFGI’s existing product lines that together provide growth opportunities and scale. The Armour Business is a leading manufacturer, distributor and marketer of products in the $1.1 billion canned meat category. For the year ended December 31, 2005, the Armour Business had net sales of approximately $225 million. The Armour Business offers products in twelve of the fifteen segments within the canned meat category and maintains the leading market position in the Vienna sausage, potted meat and sliced

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

beef categories. The business also includes meat spreads, chili, luncheon meat, corned and roast beef hash and beef stew. The majority of the products are produced at the manufacturing facility located in Ft. Madison, Iowa, which was acquired in the transaction. Products are sold under the Armour brand name as well as private label and certain co-pack arrangements.

On February 10, 2007, Crunch Holding Corp. (“CHC”), the parent company of Pinnacle Foods Group Inc. (“PFGI”), entered into an Agreement and Plan of Merger with Peak Holdings LLC (“Peak Holdings”), a Delaware limited liability company controlled by affiliates of The Blackstone Group, Peak Acquisition Corp. (“Peak Acquisition”), a wholly owned subsidiary of Peak Holdings, and Peak Finance LLC (“Peak Finance”), an indirect wholly owned subsidiary of Peak Acquisition, providing for the acquisition of CHC. Under the terms of the Agreement and Plan of Merger, the purchase price for CHC was $2,162.5 million in cash less the amount of indebtedness (including capital lease obligations) of CHC and its subsidiaries outstanding immediately prior to the closing and certain transaction costs, subject to purchase price adjustments based on the balance of working capital and indebtedness as of the closing. Pursuant to the Agreement and Plan of Merger, immediately prior to the closing, CHC contributed all of the outstanding shares of capital stock of its wholly owned subsidiary PFGI, to a newly-formed Delaware limited liability company, PFF. At the closing, Peak Acquisition merged with and into CHC, with CHC as the surviving corporation, and Peak Finance merged with and into PFF, with PFF as the surviving entity.

As a result of the Merger, CHC became a wholly-owned subsidiary of Peak Holdings. This transaction closed on April 2, 2007 (the “Blackstone Transaction”).

For purposes of identification and description, PFGI is referred to as the “Predecessor” for the period prior to the Blackstone Transaction occurring on April 2, 2007, and Pinnacle Foods Finance LLC (“PFF” or the “Company”) is referred to as the “Successor” for the period subsequent to the Blackstone Transaction.

Each share of CHC’s issued and outstanding stock immediately prior to closing was converted into the right to receive the per share merger consideration (approximately $1.975 per share) in cash. The aggregate purchase price was approximately $2,162.5 million, including the repayment of outstanding debt under the Predecessor’s senior secured credit facilities and senior subordinated notes and the assumption of capital lease obligations. The purchase price adjustment was approximately $2.3 million, was finalized in August 2007 and is included in the amounts below.

In June 2001, the FASB issued the authoritative guidance for business combinations and goodwill and other intangible assets which established accounting and reporting for business combinations. The guidance for business combinations required that all business combinations be accounted for using the purchase method of accounting. The guidance for goodwill and other intangible assets provided that goodwill and other intangible assets with indefinite lives not to be amortized, but tested for impairment on an annual basis. The Successor accounted for the Blackstone Transaction in accordance with these standards. The acquisition of CHC is being treated as a purchase with Peak Holdings (whose sole asset is its indirect investment in the common stock of PFF) as the accounting acquiror in accordance with the authoritative guidance for business combinations.

The cost of the Blackstone Transaction consisted of:

Stated purchase price	$2,162,500
Working capital and other adjustments	(2,338)
Assumed debt	(1,278)

Subtotal - merger consideration	2,158,884
Transaction costs	71,217

Total cost of acquisition	$2,230,101

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The following table summarizes the final allocation of the total cost of the Blackstone Transaction to the assets acquired and liabilities assumed:

Assets acquired:
Cash	$16,701
Accounts receivable	103,921
Inventories	198,459
Other current assets	6,558
Plant assets	279,773
Tradenames	926,412
Customer relationships	122,661
Other assets	52,810
Goodwill	996,546

Fair value of assets acquired	2,703,841
Liabilities assumed:
Accounts payable	70,927
Accrued liabilities	105,851
Pension and other postretirement benefits	20,164
Other long-term liabilities	7,590
Deferred tax liabilities	267,930
Capital leases	1,278

Purchase price	$2,230,101

Based upon the final allocation, the value assigned to intangible assets and goodwill totaled $2,098.4 million. Of the total intangible assets, $52.8 million has been assigned to recipes and formulas, with $29.3 million allocated to the Birds Eye Frozen segment and $23.5 million allocated to the Duncan Hines Grocery segment. The recipes and formulas are being amortized over 10 years. In addition, $122.7 million has been assigned to customer relationships, with $38.5 million allocated to the Birds Eye Frozen segment, $38.8 million allocated to the Duncan Hines Grocery segment and $45.4 million allocated to the Specialty Food segment. Customer relationships are being amortized on an accelerated basis over seven years for foodservice and private label relationships and forty years for distributor relationships. The Company has also assigned $926.4 million to the value of the tradenames acquired, with $242.4 million allocated to the Birds Eye Frozen segment and $684.0 million allocated to the Duncan Hines Grocery segment. The values of the tradenames are not subject to amortization but are reviewed annually for impairment. Goodwill, which is also not subject to amortization, totaled $996.5 million, with $272.0 million allocated to the Birds Eye Frozen segment, $633.8 million allocated to the Duncan Hines Grocery segment and $90.7 million allocated to the Specialty Foods segment. No new tax-deductible goodwill or intangible assets were created as a result of the Blackstone Transaction, but historical tax-deductible goodwill and intangible assets in the amount of $603 million existed as of the acquisition date.

In accordance with the requirements of the purchase method of accounting for acquisitions, inventories as of April 2, 2007 were required to be valued at fair value (net realizable value, which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity), which in the case of finished products the Company estimated to be $40.2 million higher than the Predecessor’s historical manufacturing cost. The Successor’s cost of products sold for the 39 weeks ended December 30, 2007 includes pre-tax charges of $40.2 million related to the finished products at April 2, 2007, which were subsequently sold during the period from April 2, 2007 to December 30, 2007.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The Blackstone Transaction was financed through borrowings of a $1,250 million term loan and a $10 million revolver drawing under the Successor’s Senior Secured Credit Facility (the “Senior Secured Credit Facility”), $325 million of Senior Notes (the “Senior Notes”) and $250 million of Senior Subordinated Notes (the “Senior Subordinated Notes”), all issued on April 2, 2007, a $422.2 million equity contribution from the Blackstone Group and other investors and $12.7 million in existing cash, less deferred financing costs of $39.8 million.

Other Blackstone Transaction-Related Matters

Immediately prior to closing, pursuant to their original terms, all of the Predecessor’s outstanding stock options vested and the Predecessor exercised its purchase option to purchase at fair value all of the shares of common stock to be acquired by exercise of options held by employees pursuant to the Predecessor’s Stock Option Plan. As a result, compensation expense of approximately $8.4 million was recorded in the Consolidated Statements of Operations of the Predecessor on April 2, 2007 (the first day of the second quarter), immediately before the Blackstone Transaction, related to the fair value of the options exercised.

On March 8, 2007, the Predecessor commenced a cash tender offer to purchase any and all of the outstanding 8.25% Senior Subordinated Notes due 2013 of the Predecessor (the “Predecessor Notes”) and a related consent solicitation to amend the indenture pursuant to which the Predecessor Notes were issued. The tender offer and consent solicitation were made in connection with the Blackstone Transaction. The tender offer and consent solicitation were made upon the terms and conditions set forth in an Offer to Purchase and Consent Solicitation Statement dated March 8, 2007 and the related Consent and Letter of Transmittal. The total transaction cost of the cash tender offer for the Predecessor Notes was $35.5 million and was recorded as a charge in the Consolidated Statements of Operations of the Predecessor on April 2, 2007 (the first day of the second quarter), immediately before the Blackstone Transaction.

Due to the cash tender offer for the Predecessor Notes and the repayment in full of the Predecessor’s senior secured credit facility, which were both done in connection with the Blackstone Transaction, the Predecessor recorded in the Consolidated Statements of Operations of the Predecessor on April 2, 2007 (the first day of the second quarter), immediately before the Blackstone Transaction, a charge of $24.1 million for the unamortized portion of the deferred financing costs and a credit of $5.2 million for the unamortized portion of the original issue premium on the Predecessor Notes.

The closing of the transaction represented a change in control under certain Predecessor contracts, including the former Chairman’s employment agreement as well as contracts with affiliates of the former Chairman. As a result, the Predecessor was required to pay $12.9 million pursuant to these agreements and recorded a charge for such amount in the Consolidated Statements of Operations of the Predecessor on April 2, 2007 (the first day of the second quarter), immediately before the Blackstone Transaction.

The Management Agreement between the Predecessor and JPMorgan Partners, LLC and J.W. Childs Associates, L.P. was terminated at closing.

Pro forma Information

The following schedule includes consolidated statements of operations data for the unaudited pro forma results for the year ended December 30, 2007 as if the Blackstone Transaction had occurred as of the beginning of fiscal 2007. The pro forma information includes the actual results with pro forma adjustments for the change

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

in interest expense related to the new financing, purchase accounting adjustments related to fixed assets, intangible assets, pension and other post-employment benefit liabilities, the cancellation of certain contracts of the Predecessor and related adjustments to the provision for income taxes.

The unaudited pro forma information is provided for illustrative purposes only. It does not purport to represent what the consolidated results of operations would have been had the Blackstone Transaction occurred on the date indicated above, nor does it purport to project the consolidated results of operations for any future period or as of any future date.

Year ended December 30, 2007
Net sales	$1,514,485
Earnings before interest and taxes	$75,910
Net loss	$(120,137)

2. Summary of Significant Accounting Policies

Consolidation. The consolidated financial statements include the accounts of PFF and its wholly-owned subsidiaries. The results of companies acquired during the year are included in the consolidated financial statements from the effective date of the acquisition. Intercompany transactions have been eliminated in consolidation.

Foreign Currency Translation. Foreign-currency-denominated assets and liabilities are translated into U.S. dollars at exchange rates existing at the respective balance sheet dates. Translation adjustments resulting from fluctuations in exchange rates are recorded as a separate component of Accumulated other comprehensive (loss) income within shareholder’s equity. The Company translates the results of operations of its foreign subsidiary at the average exchange rates during the respective periods. Gains and losses resulting from foreign currency transactions are included in Cost of products sold on the Consolidated Statement of Operations and were a $2,788 gain in the year ended December 27, 2009, $3,983 gain in the year ended December 28, 2008, $4,676 loss in the 39 weeks ended December 30, 2007 and a $54 gain in the 13 weeks ended April 2, 2007. These amounts include the mark to market and realized gains and losses on our foreign currency swaps as discussed in Note 14.

Fiscal Year. The Company’s fiscal year ends on the last Sunday in December.

Cash and Cash Equivalents. The Company considers investments in all highly liquid debt instruments with an initial maturity of three months or less to be cash equivalents.

Inventories. Substantially all inventories are valued at the lower of average cost or market. Cost is determined by the first-in, first-out method. The nature of costs included in inventory is: ingredients, containers, packaging, other raw materials, direct manufacturing labor and fully absorbed manufacturing overheads. When necessary, the Company provides allowances to adjust the carrying value of its inventories to the lower of cost or net realizable value, including any costs to sell or dispose including consideration for obsolescence, excessive inventory levels, product deterioration and other factors in evaluating net realizable value.

Plant Assets. Plant assets are stated at historical cost, and depreciation is computed using the straight-line method over the lives of the assets. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 15 years, respectively. The weighted average estimated remaining useful lives are

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

approximately 13 years for buildings and 6 years for machinery and equipment. When assets are retired, sold, or otherwise disposed of, their gross carrying value and related accumulated depreciation are removed from the accounts and included in determining gain or loss on such disposals. Costs of assets acquired in a business combination are based on the estimated fair value at the date of acquisition.

Goodwill and Indefinite-lived Intangible Assets. The Company evaluates the carrying amount of goodwill and indefinite-lived tradenames for impairment on at least an annual basis and when events occur or circumstances change that an impairment might exist. The Company performs goodwill impairment testing for each business which constitutes a component of the Company’s operating segments, known as reporting units. The Company compares the fair value of these reporting units with their carrying values inclusive of goodwill. If the carrying amount of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount and any shortfall is charged to earnings. In estimating the implied fair value of the goodwill, the Company estimates the fair value of the reporting unit’s tangible and intangible assets (other than goodwill). For indefinite-lived tradename intangible assets the Company determines recoverability by comparing the carrying value to its fair value estimated based on discounted cash flows attributable to the tradename and charges the shortfall, if any, to earnings. In estimating the fair value, the Company primarily uses the income approach, which utilizes forecasted discounted cash flows to estimate fair values. Assumptions underlying fair value estimates are subject to risks and uncertainties.

Valuation of Long-Lived Assets. The carrying value of long-lived assets held and used, other than goodwill and indefinite-lived intangibles, is evaluated by asset group level when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset group is considered impaired when the total projected undiscounted cash flows from such asset group are separately identifiable and are less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset group. Fair market value is determined primarily using the projected cash flows from the asset group discounted at a rate commensurate with the risk involved. Losses on long-lived asset groups held for sale, other than goodwill, are determined in a similar manner, except that fair market values are reduced for disposal costs.

Revenue Recognition. Revenue from product sales is recognized upon shipment to the customers as terms are FOB shipping point, at which point title and risk of loss is transferred and the selling price is fixed or determinable. This completes the revenue-earning process specifically that an arrangement exists, delivery has occurred, ownership has transferred, the price is fixed and collectability is reasonably assured. A provision for payment discounts and product return allowances, which is estimated based upon the Company’s historical performance, management’s experience and current economic trends, is recorded as a reduction of sales in the same period that the revenue is recognized.

Trade promotions, consisting primarily of customer pricing allowances and merchandising funds, and consumer coupons are offered through various programs to customers and consumers. Sales are recorded net of estimated trade promotion spending, which is recognized as incurred at the time of sale. Certain retailers require the payment of slotting fees in order to obtain space for the Company’s products on the retailer’s store shelves. The fees are recognized as reductions of revenue at the earlier of the date cash is paid or a liability to the retailer is created. These amounts are included in the determination of net sales. Accruals for expected payouts under these programs are included as accrued trade marketing expense line in the Consolidated Balance Sheet. Coupon redemption costs are also recognized as reductions of net sales when the coupons are issued. Estimates of trade promotion expense and coupon redemption costs are based upon programs offered, timings of those offers, estimated redemption/usage rates from historical performance, management’s experience and current economic trends.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Marketing Expenses. Trade marketing expense is comprised of amounts paid to retailers for programs designed to promote our products. These costs include standard introductory allowances for new products (slotting fees). They also include the cost of in-store product displays, feature pricing in retailers’ advertisements and other temporary price reductions. These programs are offered to our customers both in fixed and variable (rate per case) amounts. The ultimate cost of these programs depends on retailer performance and is the subject of significant management estimates. The Company records as expense the estimated ultimate cost of the program in the period during which the program occurs. In accordance with the authoritative guidance for revenue recognition, these trade marketing expenses are classified in the Consolidated Statements of Operations as a reduction of net sales. Also, in accordance with the guidance, coupon redemption costs are also recognized as reductions of net sales when issued. Marketing expenses recorded as a reduction of net sales of the Successor were $513,960 for fiscal 2009, $474,164 for fiscal 2008 and $357,052 for the 39 weeks ended December 30, 2007. Marketing expenses for the Predecessor in the 13 weeks ending April 2, 2007 were $142,877.

Advertising. Advertising costs include the cost of working media (advertising on television, radio or in print), the cost of producing advertising, and the cost of coupon insertion and distribution. Working media and coupon insertion and distribution costs are expensed in the period the advertising is run or the coupons are distributed. The cost of producing advertising is expensed as of the first date the advertisement takes place. Advertising included in the Successor’s marketing and selling expenses was $42,433 for fiscal 2009, $37,088 for fiscal 2008 and $30,680 for the 39 weeks ending December 30, 2007. Advertising included in the Predecessor’s marketing and selling expenses was $13,141 in the 13 weeks ending April 2, 2007.

Shipping and Handling Costs. In accordance with the authoritative guidance for revenue recognition, costs related to shipping and handling of products shipped to customers are classified as cost of products sold.

Stock Based Compensation. At the start of fiscal 2006, we adopted the authoritative guidance for stock compensation accounting. We adopted the guidance using the modified prospective method. Under this method of adoption, prior periods are not restated. For awards granted prior to the adoption of the guidance, compensation cost is recognized for the unvested portion of outstanding awards based on the grant-date fair value calculated under the guidance for pro forma disclosures.

Grant-date fair value of stock options is estimated using the Black-Scholes option-pricing model. Compensation expense is reduced based on estimated forfeitures with adjustments to actual recorded at the time of vesting. Forfeitures are estimated based on historical experience. We recognize compensation cost for awards over the vesting period. The majority of our stock options have a five-year vesting.

Insurance reserves. The Company is self-insured under its worker’s compensation insurance policy. We estimate the outstanding retained-insurance liabilities by projecting incurred losses to their ultimate liability and subtracting amounts paid-to-date to obtain the remaining liabilities. The Company bases actuarial estimates of ultimate liability on actual incurred losses, estimates of incurred but not yet reported losses and the projected costs to resolve these losses.

Income Taxes. Income taxes are accounted for in accordance with the authoritative guidance for accounting for income taxes under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Financial Instruments. The Company uses financial instruments; primarily interest rate swaps and caps, to manage its exposure to movements in interest rates, certain commodity prices and foreign currencies. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk or cost to the Company. The Company does not use derivatives for trading purposes and is not a party to leveraged derivatives. The authoritative guidance for derivative and hedge accounting requires that all derivatives be recognized as either assets or liabilities at fair value. Changes in the fair value of derivatives not designated as hedging instruments are recognized monthly in earnings. The cash flows associated with the financial instruments are included in the cash flow from operating activities.

Deferred financing costs. Deferred financing costs are amortized over the life of the related debt using the effective interest rate method. If debt is prepaid or retired early, the related unamortized deferred financing costs are written off in the period the debt is retired.

Capitalized Internal Use Software Costs. The Company capitalizes the cost of internal-use software that has a useful life in excess of one year in accordance with the authoritative guidance for goodwill and other intangible assets. These costs consist of payments made to third parties and the salaries of employees working on such software development. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally 2  1/2 to 3 years. The Successor amortized $3,850 in fiscal 2009, $3,663 in fiscal 2008 and $1,889 in the 39 weeks ending December 30, 2007. The Predecessor amortized $530 in the 13 weeks ending April 2, 2007. Additionally, as of December 27, 2009 and December 28, 2008, the net book value of capitalized internal use software totaled $7,019 and $6,747, respectively.

Comprehensive Income. Comprehensive income includes net earnings (loss), loss on financial instruments, foreign currency translation adjustments and net gains or (losses) on Pension and OPEB actuarial assumptions that are currently presented as a component of shareholder’s equity. The components of Accumulated other comprehensive (loss) income at year end were as follows:

	December 27, 2009	December 28, 2008
Gain/(Loss) on financial instruments, net of accumulated amortization of ($5,688 and $1,259) and net of tax ($6,567 and $0)	$(23,013)	$(16,832)
Gain/(Loss) on Pension and OPEB actuarial assumptions	(19,283)	(25,124)
Foreign currency translation adjustments	(1,295)	(504)

Total	$(43,591)	$(42,460)

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2007, the FASB updated the authoritative guidance for business combinations. Under the December 2007 update, all business combinations are still required to be accounted for at fair value under the

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

acquisition method of accounting but the updated guidance changed the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The updated guidance for business combinations is effective on a prospective basis for all business combinations for which the acquisition date is on or after the beginning of the first annual period subsequent to December 15, 2008, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. The authoritative guidance for business combinations amends the authoritative guidance for income tax accounting such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of updated guidance for business combinations (released in December 2007), would also apply the provisions of the updated guidance for business combinations. Early adoption is not permitted. The adoption of the updated authoritative guidance for business combinations will have an impact on the Company’s accounting for future business combinations on a prospective basis once adopted; however, the materiality of that impact cannot be determined. The accounting for the Birds Eye Acquisition was performed in accordance with this guidance.

In April 2009, the FASB updated the authoritative guidance for business combinations. The April 2009 update amends and clarifies the authoritative guidance of business combinations to address application issues associated with initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The updated authoritative guidance for business combinations is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this standard will have an impact on the Company’s accounting for future business combinations on a prospective basis once adopted; however, the materiality of that impact cannot be determined. The accounting for the Birds Eye Acquisition was performed in accordance with this guidance.

In December 2007, the FASB issued the authoritative guidance for noncontrolling interests in consolidated financial statements. This guidance is effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2008, with earlier adoption prohibited. This guidance requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net earnings attributable to the noncontrolling interest will be included in consolidated net earnings on the face of the statement of operations. It also amends consolidation procedures for consistency with the requirements of the authoritative guidance for business combinations. The guidance for noncontrolling interests in consolidated financial statements also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This guidance has not had any impact on the reporting of the Company’s financial position or the results of operations.

In March 2008, the FASB revised the authoritative guidance for derivative and hedge accounting. The guidance requires enhanced disclosures about derivative and hedging activities. The guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this guidance in the first quarter of 2009 and has included enhanced disclosure in Note 14.

In April 2009, the FASB updated the authoritative guidance for measuring fair value. The April 2009 update provides additional guidance on factors to consider in estimating fair value when there has been a significant

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

decrease in market activity for a financial asset. The guidance is effective for interim and annual periods ending after June 15, 2009. The Company adopted the guidance during the quarter ended September 27, 2009 and it did not have a material impact on the Company’s consolidated financial position or results of operations.

In November 2008, the FASB updated the authoritative guidance for intangible assets. The November 2008 update provides guidance for accounting for defensive intangible assets subsequent to their acquisition in accordance with the authoritative guidance for business combinations and the authoritative guidance for measuring fair value by including the estimated useful life that should be assigned to such assets. The updated authoritative guidance for intangible assets is effective for intangible assets acquired on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The implementation of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2008, the FASB issued authoritative guidance on defined benefit plans. The release provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The guidance is effective for fiscal years ending after December 15, 2009. The implementation of this guidance did not have a material impact on the Company’s consolidated financial position or results of operations and the enhanced disclosures have been included for the fiscal year ended December 27, 2009.

In April 2009, the FASB amended the authoritative guidance on financial instruments to require disclosure of the fair value of financial instruments in interim financial statements as well as annual financial statements. The adoption of this guidance will have no impact to the Company as it already provides these disclosures in its interim financial statements.

In April 2009, the FASB issued authoritative guidance on investment in debt securities. This guidance clarifies the interaction of the impairment factors that should be considered when applied prospectively beginning in the second quarter of 2009. Upon adoption during the quarter ended September 27, 2009, this guidance did not have a material impact to the Company’s consolidated financial position or results of operations.

In May 2009, the FASB issued guidance regarding subsequent events, which was subsequently updated in February 2010. This guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance set forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for financial statements issued for fiscal years and interim periods ending after June 15, 2009, and was therefore adopted by the Company for the second quarter 2009 reporting. The adoption did not have a significant impact on the subsequent events that the Company reports, either through recognition or disclosure, in the consolidated financial statements. In February 2010, the FASB amended its guidance on subsequent events to remove the requirement to disclose the date through which an entity has evaluated subsequent events, alleviating conflicts with current SEC guidance. This amendment was effective immediately and the Company therefore removed the disclosure in this Annual Report.

In June 2009, the FASB issued the authoritative guidance for variable interest entities. This guidance clarifies the characteristics that identify a variable interest entity (VIE) and changes how a reporting entity

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

identifies a primary beneficiary that would consolidate the VIE from a quantitative risk and rewards calculation to a qualitative approach based on which variable interest holder has controlling financial interest and the ability to direct the most significant activities that impact the VIE’s economic performance. This guidance requires the primary beneficiary assessment to be performed on a continuous basis. It also requires additional disclosures about an entity’s involvement with VIE, restrictions on the VIE’s assets and liabilities that are included in the reporting entity’s consolidated balance sheet, significant risk exposures due to the entity’s involvement with the VIE, and how its involvement with a VIE impacts the reporting entity’s consolidated financial statements. The authoritative guidance for variable interest entities is effective for fiscal years beginning after November 15, 2009. The Company does not anticipate it will have a material impact on the Company’s consolidated financial position or results of operations.

In June 2009, the FASB updated guidance for generally accepted accounting principles (“GAAP”). The updated guidance establishes only two levels of U.S. GAAP, authoritative and nonauthoritative. The FASB Accounting Standards Codification (the “Codification”) will become the source of authoritative, nongovernmental GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The June 2009 updated guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company adopted this guidance in the third quarter of 2009.

In August 2009, the FASB updated the authoritative guidance for measuring the fair value of liabilities. The update provides guidance on the valuation techniques that are used in measuring the fair market value of a liability when quoted price in an active market is not available. The techniques include using the quoted price for identical or similar liabilities. Other techniques include the use of an income approach, such as present value techniques, or a market approach, such as a technique that is based on the amount at the measurement date that a reporting entity would pay to transfer the identical liability or pay to receive the identical liability. The guidance is effective for the first reporting period after issuance. The Company adopted this guidance in the third quarter of 2009 and it did not have a material impact on the Company’s consolidated financial position or results of operations.

3. Acquisition

Acquisition of Birds Eye Foods, Inc.

On December 23, 2009, our wholly owned subsidiary, Pinnacle Foods Group LLC acquired all of the common stock of Birds Eye Foods, Inc. (“Birds Eye”). Birds Eye’s product offering includes an expanding platform of healthy, high-quality frozen vegetables and frozen meals and a portfolio of primarily branded dry foods which are well-aligned with our existing Duncan Hines Grocery segment. Frozen food products are marketed under the Birds Eye brand name. Birds Eye markets traditional boxed and bagged frozen vegetables, as well as steamed vegetables using innovative steam-in-packaging technology, under the Birds Eye and Birds Eye Steamfresh brands. Birds Eye’s complete bagged meals, marketed primarily under the family-oriented Birds Eye Voila! brand, offer consumers value-added meal solutions that include a protein, starch, and vegetables in one convenient package. Birds Eye’s branded dry food products hold leading market share positions in their core geographic markets, and include Comstock and Wilderness fruit pie fillings and toppings, Brooks and Nalley chili and chili ingredients, and snack foods by Tim’s Cascade and Snyder of Berlin.

The authoritative guidance for business combinations and goodwill and other intangible assets which established accounting and reporting for business combinations requires that all business combinations be

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

accounted for using the purchase method of accounting. The guidance for goodwill and other intangible assets provided that goodwill and other intangible assets with indefinite lives not to be amortized, but tested for impairment on an annual basis.

In December 2007, the FASB updated the authoritative guidance for business combinations. The guidance required business combinations to still be accounted for using the purchase method of accounting, but changed the method of applying the method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The Birds Eye Acquisition has been accounted for in accordance with these standards.

The cost of the Birds Eye Acquisition consisted of:

Stated purchase price	$670,000
Net repayment of Birds Eye’s debt	670,383

Total cost of acquisition	$1,340,383

The following table summarizes the allocation of the total cost of the Birds Eye Acquisition to the assets acquired and liabilities assumed:

Assets acquired:
Cash and cash equivalents	$25,637
Account receivable	67,697
Inventories	212,612
Other current assets	2,806
Assets held for sale	7,402
Deferred tax assets	797
Plant assets	146,813
Tradenames	750,000
Distributor relationships and license agreements	52,875
Goodwill	565,013
Other assets	53

Fair value of assets acquired	1,831,705
Liabilities assumed
Accounts payable	78,652
Accrued liabilities	59,455
Pension and post retirement benefit plans	49,307
Capital leases	1,657
Other long-term liabilities	14,520
Deferred tax liabilities	287,731

Total cost of acquisition	$1,340,383

Based upon the allocation, the value assigned to intangible assets and goodwill totaled $1,367.9 million. Of the total intangible assets, $48.0 million has been assigned to distributor relationships. Distributor relationships

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

are being amortized on an accelerated basis over 30 years, which life was based on an attrition rate based on industry experience which management believes is appropriate in the Company’s circumstances. The Company has also assigned $750.0 million to the value of the tradenames acquired, of which $624.0 million is allocated to the Birds Eye Frozen segment, $90.0 million is allocated to the Duncan Hines Grocery segment and $36.0 million is allocated to the Specialty Foods segment. The values of the tradenames are not subject to amortization but are reviewed annually for impairment. Goodwill, which is also not subject to amortization, totaled $565.0 million, of which $304.6 million is allocated to the Birds Eye Frozen segment, $107.2 million is allocated to the Duncan Hines Grocery segment and $153.2 million is allocated to the Specialty Foods segment. No new tax-deductible goodwill or intangible assets were created as a result of the Birds Eye Acquisition, but historical tax-deductible goodwill and intangible assets in the amount of $79.4 million existed as of the closing of the Birds Eye Acquisition.

In accordance with the requirements of the purchase method of accounting for acquisitions, inventories obtained in the Birds Eye Acquisition, inventories were required to be valued at fair value, value (net realizable value, which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity), which is $37.6 million higher than historical manufacturing cost. Cost of products sold for the fiscal year ended December 27, 2009 includes pre-tax charges of $525 related to the finished products at December 23, 2009, which were subsequently sold during the period from December 23, 2009 to December 27, 2009.

The Birds Eye Acquisition was financed through borrowings of $850 million in term loans (“the Tranche C Term Loans”), $300 million of Senior Notes (the “Senior Notes”), a $260 million equity contribution from the Blackstone Group, a $3.1 million investment from members of the board and management, less transaction costs of $24.1 million and deferred financing costs of $40.2 million. Included in the transaction costs of $24.1 million are; $19.3 million in merger, acquisition and advisory fees, $4.0 million in legal, accounting and other professional fees and $0.8 million in other costs. The costs are recorded in Other expense (income), net in the Consolidated Statements of Operations. The Company also incurred $11,750 in original issue discount, in connection with the Tranche C Term Loans. This is recorded in Long-term debt on the Consolidated Balance Sheet and will be amortized over the life of the loan using the effective interest method which is consistent the authoritative guidance for debt with conversion and other options.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pro forma Information

The following schedule includes consolidated statements of operations data for the unaudited pro forma results for the year ended December 27, 2009 as if the Birds Eye Acquisition had occurred as of the beginning of fiscal 2008. The pro forma information includes the actual results with pro forma adjustments for the change in interest expense related to the new financing, purchase accounting adjustments related to fixed assets, intangible assets, pension and other post-employment benefit liabilities, and related adjustments to the provision for income taxes.

The unaudited pro forma information is provided for illustrative purposes only. It does not purport to represent what the consolidated results of operations would have been had the Birds Eye Acquisition occurred on the date indicated above, nor does it purport to project the consolidated results of operations for any future period or as of any future date.

	Year ended December 27, 2009	Year ended December 28, 2008
	(unaudited)	(unaudited)
Net sales	$2,548,439	$2,480,084
Earnings before interest and taxes	$249,817	$268,996
Net earnings (loss)	$312,508	$(19,492)

4. Lehman Brothers Holdings, Inc. Bankruptcy and Related Events

On September 15, 2008, Lehman Brothers Holdings Inc. (“Lehman”) filed for protection under Chapter 11 of the federal Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York.

The Company had an aggregate revolving credit facility commitment of $125.0 million with a consortium of banks, including Lehman Commercial Paper Inc. (“LCPI”), a subsidiary of Lehman, which was not included in the original bankruptcy filing but subsequently filed for bankruptcy on October 3, 2008. As of December 28, 2008, LCPI’s total commitment within this credit facility was $15.0 million. Starting on September 19, 2008 when the Company attempted to borrow under the revolving facility, LCPI failed to fund its pro-rata commitment. Each of the remaining banks within the revolving credit facility did fund their pro-rata commitments. In December 2009, the Company obtained replacement loan commitments from another bank.

In addition, LCPI was the administrative agent under the Senior Secured Credit Facility, including the revolving credit facility commitment. In December 2009, the Company effected a transition of these duties to a new administrative agent Barclays Bank PLC.

The Company was also a counterparty with Lehman Brothers Special Financing (“LBSF”), a subsidiary of Lehman, on an Interest Rate Swap, an Interest Rate Collar, Natural Gas Swaps and Foreign Currency Options (collectively, the “Derivatives”). Lehman is a credit support provider for these Derivatives obligations of LBSF. On October 3, 2008, LBSF also filed for Chapter 11 bankruptcy. The bankruptcy filings of Lehman and LBSF constitute an event of default with respect to the Derivatives. On October 24, 2008, the Company, as is its right under the contractual agreement with LBSF, terminated all of its Derivatives contracts at a cash cost to the Company of $17.5 million. See further discussion of the Derivatives in Note 14.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

5. Fair Value Measurements

In the first quarter of 2009, the Company adopted the authoritative guidance for measuring fair value as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on at least an annual basis. The guidance for nonfinancial assets and nonfinancial liabilities defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this guidance apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of the authoritative guidance for measuring fair value, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on the Company’s consolidated financial statements. The provisions of the authoritative guidance for measuring fair value will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of the guidance.

In the first quarter of 2008, the Company adopted the authoritative guidance for measuring fair value of financial assets and liabilities. The guidance for financial assets and liabilities discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs that reflect the Company’s assumptions.

The Company’s population of financial assets and liabilities subject to recurring fair value measurements and the required disclosures are as follows:

	Fair Value As of December 27, 2009	Fair Value Measurements Using Fair Value Hierarchy			Fair Value As of December 28, 2008	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Interest rate derivatives	$165	$—	$165	$—	$—	$—	$—	$—
Foreign currency derivatives	—	—	—	—	5,346	—	5,346	—
Heating oil derivatives	25	—	25	—	—	—	—	—
Diesel fuel derivatives	902	—	902	—	—	—	—	—

Total assets at fair value	$1,092	$—	$1,092	$—	$5,346	$—	$5,346	$—

Liabilities
Interest rate derivatives	$21,145	$—	$21,145	$—	$11,890	$—	$11,890	$—
Foreign currency derivatives	2,522	—	2,522	—	—	—	—	—
Natural gas derivatives	57	—	57	—	288	—	288	—

Total liabilities at fair value	$23,724	$—	$23,724	$—	$12,178	$—	$12,178	$—

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. The valuations of these instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. To comply with the provisions of the authoritative guidance for measuring fair value, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. The Company had no fair value measurements based upon significant unobservable inputs (Level 3) as of December 27, 2009 or December 28, 2008.

6. Shareholder’s Equity and Stock-Based Compensation Expense

Shareholder’s Equity

In connection with the capital contributions at the time of the Birds Eye Acquisition on December 23, 2009, certain members of the Board of Directors and management purchased ownership units of our ultimate parent Peak Holdings LLC. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable were $565 and were fully paid in January 2010.

Stock-Based Compensation Expense

On December 26, 2005, the Company adopted the authoritative guidance for stock compensation which requires the measurement and recognition of compensation expense for all stock-based payment awards made to employees and directors, including employee stock options and employee stock purchases, based on estimated fair values. The Company adopted the guidance using the modified prospective transition method, which requires the application of the accounting standard as of December 26, 2005, the first day of the Company’s fiscal year 2006. The Company’s Consolidated Financial Statements as of and for the years ended December 27, 2009, December 28, 2008 and December 30, 2007 reflect the impact of the guidance.

The authoritative guidance for stock compensation requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense using the straight-line method over the requisite service periods in the Company’s Consolidated Statements of Operations.

Successor’s Stock-Based Compensation Plans

The Successor has two long-term incentive programs: The 2007 Stock Incentive Plan and the 2007 Unit Plan.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

2007 Stock Incentive Plan

Crunch Holding Corp. (“CHC”), which continues to own all of the common stock in the Company adopted a stock option plan (the “2007 Stock Incentive Plan”) providing for the issuance of up to 20,000 shares of CHC’s common stock. Pursuant to the option plan, certain officers, employees, managers, directors and other persons are eligible to receive grants of nonqualified stock options, as permitted by applicable law. Generally 25% of the options will vest ratably over five years (“Time-Vested Options”). Fifty percent of the options vest ratably over five years depending on if annual or cumulative EBITDA targets are met (“Performance Options”). The final 25% of the options vest either on a change of control or similar event, if a 20% annual internal rate of return (or, if the event occurs (x) on or before the first anniversary of the closing date of the Blackstone Transaction, a 40% annual internal rate of return or (y) after the first anniversary of the closing date of the Blackstone Transaction but on or before the second anniversary of the closing date of the Blackstone Transaction, a 30% annual internal rate of return) is attained by Blackstone (“Exit Options”). The Company recently modified the 2007 Stock Incentive Plan to revise the EBITDA targets included in the plan to levels the Company believes are reasonably attainable in light of the current global economic and financial crisis. In addition, the plan now provides that if the EBITDA target is achieved in any two consecutive fiscal years (excluding 2007 and 2008) during the employee’s continued employment, then that year’s and all prior years’ performance options will vest and become exercisable, and if the exit options vest and become exercisable during the employees continued employment, then all the performance options will also vest and become exercisable. Options under the plan have a termination date of 10 years from the date of issuance.

The following table summarizes the stock option transactions under the 2007 Stock Incentive Plan:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value (000’s)
Granted	6,060	$471.87
Exercised	—	—
Forteitures	(84)	471.87

Outstanding - December 30, 2007	5,976	471.87	9.73	$—
Granted	564	472.22
Exercised	—	—
Forteitures	(847)	471.89

Outstanding - December 28, 2008	5,693	$471.91	8.75	$—
Granted	1,072	457.92
Exercised	—	—
Forteitures	(335)	471.95

Outstanding - December 27, 2009	6,430	$469.57	8.02	$—

Exercisable - December 27, 2009	1,569	$471.02		$—

2007 Unit Plan

Peak Holdings, the parent of CHC, adopted an equity plan (the “2007 Unit Plan”) providing for the issuance of profits interest units (PIUs) in Peak. Certain employees were given the opportunity to invest in Peak at the time of the Blackstone Transaction through the purchase of Peak’s Class A-2 Units. In addition, each manager who so invested was awarded profits interests in Peak in the form of Class B-1, Class B-2 and Class B-3 Units. Generally 25% of the PIUs will vest ratably over five years (“Class B-1 Units”). Fifty percent of the PIUs vest

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

ratably over five years depending on if annual or cumulative EBITDA targets are met (“Class B-2 Units”). The final 25% of the PIUs granted under the 2007 Equity Plans vest either on a change of control or similar event, if a 20% annual internal rate of return (or, if the event occurs (x) on or before the first anniversary of the closing date of the Blackstone Transaction, a 40% annual internal rate of return or (y) after the first anniversary of the closing date of the Blackstone Transaction but on or before the second anniversary of the closing date of the Blackstone Transaction, a 30% annual internal rate of return) is attained by Blackstone (“Class B-3 Units”). The Company recently modified the 2007 Unit Plan to revise the EBITDA targets included in the plan to levels the Company believes are reasonably attainable in light of the current global economic and financial crisis. In addition, the plan now provides that if the EBITDA target is achieved in any two consecutive fiscal years (excluding 2007 and 2008) during the employee’s continued employment, then that year’s and all prior years’ Class B-2 units will vest and become exercisable, and if the Class B-3 units vest and become exercisable during the employees continued employment, then all the Class B-2 units will also vest and become exercisable.

As of December 27, 2009, 8,512.9 PIUs have been granted, net of forfeitures, and 2,457.2 have vested.

Stock-based Compensation related to the Successor Plans

Stock-based compensation expense related to employee stock plans for the fiscal year ended 2009 was $3,190 ($3,115 net of tax). Stock-based compensation expense related to employee stock plans for the fiscal year ended 2008 was $806 ($806 net of tax). Stock-based compensation expense related to employee stock plans for the period from April 2, 2007 to December 30, 2007 was $2,468 ($2,468 net of tax).

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period. As stock-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The authoritative guidance for stock compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Company currently uses the Black-Scholes option-pricing model as its method of valuation for stock-based awards. Since the Company’s stock is not publicly traded, the determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is based upon estimates of enterprise value as well as assumptions regarding a number of highly complex and subjective variables. The estimated enterprise value is based upon forecasted cash flows for five years plus a terminal year and an assumed discount rate. The other variables used to determine fair value of stock-based payment awards include, but are not limited to, the expected stock price volatility of a group of industry comparable companies over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock-based awards. Although the fair value of employee stock awards is determined in accordance with the authoritative guidance for stock compensation and SEC Staff Accounting Bulletin No. 110 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The fair value of the Successor’s options granted during the fiscal year ended December 27, 2009 was estimated on the date of the grant using the Black-Scholes model with the following weighted average assumptions:

Risk-free interest rate	1.16%
Expected life of option	3.00 years
Expected volatility of Pinnacle stock	70%
Expected dividend yield on Pinnacle Stock	0%

Volatility was based on the average volatility of a group of publicly traded food companies. The Company estimates that the annual forfeiture rates to be 7.6%.

Predecessor Stock-Based Compensation Plans

The Predecessor had two long-term incentive programs: The Crunch Holding Corp. 2004 Stock Option Plan and the Crunch Holding Corp. 2004 Employee Stock Purchase Plan.

2004 Stock Option Plan

Crunch Holding Corp. (“CHC”), which owns all of the common stock of the Company adopted a stock option plan (the “2004 Plan”) providing for the issuance of up to 29.6 million shares of CHC’s common stock. Pursuant to the option plan, certain officers, employees, managers, directors and other persons were eligible to receive grants of incentive and nonqualified stock options, as permitted by applicable law. Except as otherwise provided by the plan administrator, two-ninths (2/9) of the shares of common stock subject to each option time vested annually in each of the first three years from the effective date of the option grant. The remaining one-third (1/3) of the shares of common stock subject to each option shall vest on the seventh anniversary of the effective date of the option grant unless otherwise determined by the plan administrator. Options under the plan had a termination date of 10 years from the date of issuance.

In connection with the Blackstone Transaction, all outstanding options at the time of the closing immediately vested. As a result of the accelerated vesting, the Company recorded a charge to earnings immediately before closing in the amount of $8,373. As a result of the per share merger consideration ($1.975) exceeding the strike price of the options, all vested options were exercised. The following table summarizes the stock option transactions under the 2004 Plan:

	Number of Shares	Weighted Average Exercise Price	Average Remaining Life	Aggregate Intrinsic Value (000’s)
Outstanding - December 31, 2006	27,328,663	$1.00	8.24	$—

Granted	589,445	$1.53
Exercised	(27,550,828)	1.01
Forteitures	(367,280)	1.01

Outstanding - April 2, 2007	—	$—		$—

Exercisable - April 2, 2007	—	$—		$—

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

2004 Employee Stock Purchase Plan

CHC also adopted an employee stock purchase plan providing for the issuance of up to 15 million shares of CHC’s common stock. Pursuant to the plan, certain officers, employees, managers, directors and other persons were eligible to purchase shares at the fair market value of such shares on the date of determination. The total shares purchased under the stock purchase plan were 10,482,971 shares. In connection with the Blackstone Transaction, all the shares of CHC were redeemed.

Stock-based Compensation related to the Predecessor Plans

Stock-based compensation expense related to employee stock options for the period from January 1, 2007 to April 2, 2007 was $8,778 ($8,776 net of tax). The expense includes the $8,373 that was a result of the acceleration of the vesting as a result of the Blackstone transaction.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest during the period. The authoritative guidance for stock compensation requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Predecessor used the lattice-binomial option-pricing model (“lattice-binomial model”) as its method of valuation for stock-based awards, which was previously used for the Predecessor’s pro forma information required under the authoritative guidance for stock compensation. Since the Company’s stock is not publicly traded, the determination of fair value of stock-based payment awards on the date of grant using an option-pricing model is based upon estimates of enterprise value as well as assumptions regarding a number of highly complex and subjective variables. The estimated enterprise value is based upon forecasted cash flows for five years plus a terminal year and an assumed discount rate. The other variables used to determine fair value of stock-based payment awards include, but are not limited to, the expected stock price volatility of a group of industry comparable companies over the term of the awards, and actual and projected employee stock option exercise behaviors. Option-pricing models were developed for use in estimating the value of traded options that have no vesting or hedging restrictions and are fully transferable. Because the Company’s employee stock options have certain characteristics that are significantly different from traded options, and because changes in the subjective assumptions can materially affect the estimated value, in management’s opinion, the existing valuation models may not provide an accurate measure of the fair value of the Company’s employee stock options. Although the fair value of employee stock options is determined in accordance with the authoritative guidance for stock compensation and SEC Staff Accounting Bulletin No. 110 using an option-pricing model, that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

The fair value of the Predecessor’s options granted during the 13 weeks ended April 2, 2007 was estimated on the date of the grant using the lattice-binomial model with the following weighted average assumptions:

Risk-free interest rate	4.77%
Expected life of option	7 – 8 years
Expected volatility of Pinnacle stock	25.0%
Expected dividend yield on Pinnacle Stock	0%

Volatility was based on the average volatility of group of publicly traded food companies. The Company estimated that the annual forfeiture rates ranged from 4-10%, depending on the class of employees receiving the stock option grant.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Expense Information

The following table summarizes stock-based compensation expense related to employee stock options and employee stock purchases under the authoritative guidance for stock compensation which was allocated as follows:

	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Cost of products sold	$982	$140	$49	$1,230
Marketing and selling expenses	172	188	321	3,071
Administrative expenses	1,962	457	2,073	4,126
Research and development expenses	74	21	25	351

Pre-Tax Stock-Based Compensation Expense	3,190	806	2,468	8,778
Income Tax Benefit	(75)	—	—	(2)

Net Stock-Based Compensation Expense	$3,115	$806	$2,468	$8,776

7. Restructuring and Impairment Charges

Successor

In 2009, the Company experienced declines in sales of its Swanson branded products. Upon reassessing the long term growth rates, the Company recorded an impairment of the tradename asset in the amount of $1,300. The charge is recorded in the Other expense (income), net line on the Consolidated Statements of Operations and is reported in the Birds Eye Frozen segment. In 2008, the Company recorded impairment charges for its Van de Kamp’s ($8,000), Mrs. Paul’s ($5,600), Lenders ($900) and Open Pit tradenames ($600). The charges are recorded in the Other expense (income), net line on the Consolidated Statements of Operations and are reported in the Birds Eye Frozen ($14,500) and Duncan Hines Grocery ($600) segments. In 2007, the Company recorded an impairment charge for Open Pit tradename in the amount of $1,200. The charge is recorded in the Other expense (income), net line on the Consolidated Statements of Operations and is reported in the Duncan Hines Grocery segment.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Predecessor

Description	Balance at January 1, 2007	Additions	Assumed Liabilities / Purchase Accounting	Noncash Reductions	Cash Reductions	Balance at April 2, 2007
Employee severance	$612	$—	$—	$—	$(113)	$499
Other costs	225	46	—	—	(46)	225

Total	$837	$46	$—	$—	$(159)	$724

Successor
Description	Balance at April 2, 2007	Additions	Assumed Liabilities / Purchase Accounting	Noncash Reductions	Cash Reductions	Balance at December 30, 2007
Other asset impairment charges	$—	$1,200	$—	$(1,200)	$—	$—
Employee severance	499	—	—	(290)	(90)	119
Other costs	225	—	(225)	—	—	—

Total	$724	$1,200	$(225)	$(1,490)	$(90)	$119

Description	Balance at December 31, 2007	Additions	Assumed Liabilities / Purchase Accounting	Noncash Reductions	Cash Reductions	Balance at December 28, 2008
Other asset impairment charges	$—	$15,100	$—	$(15,100)	$—	$—
Employee severance	119	—	—	—	(16)	103
Other costs	—	—	—	—	—	—

Total	$119	$15,100	$—	$(15,100)	$(16)	$103

	Balance at December 29,		Assumed Liabilities / Purchase	Noncash	Cash	Balance at December 27,
Description	2008	Additions	Accounting	Reductions	Reductions	2009
Other asset impairment charges	$—	$1,300	$—	$(1,300)	$—	$—
Employee severance	103	—	—	(33)	—	70
Other costs	—	—	—	—	—	—

Total	$103	$1,300	$—	$(1,333)	$—	$70

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

8. Other Expense (Income), net

	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Birds Eye Acquisition merger-related costs	$24,090	$—	$—	$—
Amortization of intangibles/other assets	16,824	19,245	16,579	1,911
Restructuring and impairment charges	1,300	15,100	1,200	46
Gain on litigation settlement	—	(9,988)	—	—
Extinguishment gain on Senior Subordinated Notes	—	—	(5,670)	—
Blackstone Transaction merger-related costs	—	—	—	49,129
Royalty expense (income), net and other	—	6	(81)	(44)

Total other expense	$42,214	$24,363	$12,028	$51,042

Birds Eye Acquisition merger-related costs. In connection with the Birds Eye Acquisition, as described in Note 3, the Company incurred costs of $24.1 million. Included in the deal costs of $24.1 million are; $19.3 million in merger, acquisition and advisory fees, $4.0 million in legal, accounting and other professional fees and $0.8 million in other costs.

Restructuring and impairment charges. In 2009, the Company recorded an impairment of $1.3 million on the Swanson tradename. In 2008, the Company recorded impairment charges for its Van de Kamp’s ($8.0 million), Mrs. Paul’s ($5.6 million), Lenders ($0.9 million) and Open Pit tradenames ($0.6 million). The charges are the result of the Company reassessing the long-term growth rates for its branded products. In 2007, the Successor recorded a $1.2 million impairment for the Open Pit tradename. In 2007, the Predecessor incurred costs in connection with the shutdown of the Omaha, Nebraska and Erie, Pennsylvania facilities.

Gain on litigation settlement. On April 17, 2008, the Company settled a lawsuit with R2 Top Hat, Ltd., relating to its claim against Aurora Foods Inc., which merged with the Company in March 2004. Under the settlement, the Company paid R2 Top Hat, Ltd. $10 million in full payment of the excess leverage fees related to the Aurora prepetition bank facility, all related interest and all other out-of-pocket costs. After this settlement, there are no remaining contingencies related to the excess leverage fees under the Aurora prepetition bank facility. Accordingly, the remaining $10.0 million accrued liability assumed in the merger with Aurora and recorded at fair value of $20.1 million in the purchase price allocation for the Blackstone Transaction was reduced to $0 and the related credit, net of related expenses, was recorded in Other expense (income), net in the Consolidated Statements of Operations.

Extinguishment gain on Senior Subordinated Notes. In December of 2007, the Company repurchased $51.0 million of its 10.625% Senior Subordinated Notes at a discounted price of $44.2 million. The gain on the bond extinguishment, after giving consideration to the acceleration of $1.1 million of deferred financing cost amortization associated with the notes repurchased, was $5.7 million.

Blackstone Transaction merger-related costs. As discussed in Note 1, the Predecessor incurred certain costs immediately before the Blackstone Transaction. The costs included $35.5 million related to the cash tender

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

offer for the 8.25% Senior Subordinated Notes, $12.9 million related to the termination of certain contracts, and $0.7 million related to payroll taxes for a total of $49.1 million.

9. Balance Sheet Information

Accounts Receivable. Customer accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for cash discounts, returns and bad debts is our best estimate of the amount of uncollectible amounts in our existing accounts receivable. The Company determines the allowance based on historical discounts taken and write-off experience. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance when the Company concludes it is probable the receivable will not be recovered. The Company does not have any off-balance sheet credit exposure related to our customers. Accounts receivable are as follows:

	December 27, 2009	December 28, 2008
Customers	$154,788	$92,308
Allowances for cash discounts, bad debts and returns	(3,826)	(3,680)

	150,962	88,628
Other	7,042	3,543

Total	$158,004	$92,171

Following are the changes in the allowance for cash discounts, bad debts, and returns:

	Beginning Balance	Additions	Deductions	Ending Balance
Successor
Fiscal year ended December 27 2009	$3,680	$41,580	$(41,434)	$3,826
Fiscal year ended December 28, 2008	4,028	39,028	(39,376)	3,680
39 weeks ended December 30, 2007	4,763	28,027	(28,762)	4,028

Predecessor
13 weeks ended April 2, 2007	$4,006	$10,473	$(9,716)	$4,763

Inventories. Inventories are as follows:

	December 27, 2009	December 28, 2008
Raw materials, containers and supplies	$41,523	$52,368
Finished product	350,424	141,469

	391,947	193,837
Reserves	(1,980)	(2,974)

Total	$389,967	$190,863

Reserves represent amounts necessary to adjust the carrying value of inventories to the lower of cost or net realizable value, including any costs to sell or dispose.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The Company has various purchase commitments for raw materials, containers, supplies and certain finished products incident to the ordinary course of business. Such commitments are not at prices in excess of current market.

In the second quarter of 2007, in connection with the Blackstone Transaction, inventories were required to be valued at fair value, which the Company has estimated at $40.2 million higher than the Predecessor’s historical manufacturing cost. As of December 30, 2007, the entire $40.2 million had been charged to cost of products sold.

In the fourth quarter of 2009, in connection with the Birds Eye Acquisition, inventories were required to be valued at fair value, which is $37.6 million higher than historical manufacturing cost. In 2009, $525 has been charged to Cost of Products Sold, and the balance will be charged to Cost of Products Sold in 2010.

Following are the changes in the inventory reserves:

	Beginning Balance	Additions	Deductions	Ending Balance
Successor
Fiscal year ended December 27, 2009	$2,974	$2,057	$(3,051)	$1,980
Fiscal year ended December 28, 2008	1,846	3,131	(2,003)	2,974
39 weeks ended December 30, 2007	2,009	1,341	(1,504)	1,846

Predecessor
13 weeks ended April 2, 2007	$2,735	$546	$(1,272)	$2,009

Other Current Assets. Other Current Assets are as follows:

	December 27, 2009	December 28, 2008
Prepaid expenses	$7,849	$9,179
Prepaid income taxes	2,534	392
Cash collateral for letter of credit (see Note 11)	9,175	—
Assets held for sale	7,402	—

	$26,960	$9,571

Assets held for sale represents the estimated fair value of the former Birds Eye plant in Watsonville, CA.

Plant Assets. Plant assets are as follows:

	December 27, 2009	December 28, 2008
Land	$19,717	$8,000
Buildings	129,743	76,104
Machinery and equipment	355,819	232,522
Projects in progress	13,794	13,879

	519,073	330,505
Accumulated depreciation	(106,865)	(69,707)

Total	$412,208	$260,798

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Depreciation of the Predecessor was $8,252 for the 13 weeks ended April 2, 2007. Depreciation of the Successor was $29,092 during the 39 weeks ended December 30, 2007, $43,264 during the fiscal year ended December 28, 2008 and $48,644 during the fiscal year ended December 27, 2009.

Accrued Liabilities. Accrued liabilities are as follows:

	December 27, 2009	December 28, 2008

Employee compensation and benefits	$69,331	$26,381
Consumer coupons	6,711	1,774
Interest payable	23,808	28,146
Accrued restructuring charges	70	103
Other	30,115	12,608

Total	$130,035	$69,012

10. Goodwill, Tradenames and Other Assets

Goodwill by segment is as follows:

	Birds Eye Frozen Segment	Duncan Hines Grocery Segment	Specialty Foods Segment	Total

Predecessor
Balance, April 2, 2007	$67,667	$335,564	$—	$403,231

Successor
Blackstone Transaction allocation of purchase price	$271,988	$633,845	$90,713	$996,546
Settlement of pre-acquisition liabilities	(261)	(788)	(79)	(1,128)

Balance, December 30, 2007	$271,727	$633,057	$90,634	$995,418

Settlement of pre-acquisition liabilities	(341)	(797)	(113)	(1,251)

Balance, December 28, 2008	$271,386	$632,260	$90,521	$994,167

Birds Eye Acquisition allocation of purchase price	304,573	107,215	153,226	565,013

Balance, December 27, 2009	$575,958	$739,475	$243,747	$1,559,180

The authoritative guidance for business combinations requires all business combinations be accounted for using the purchase method of accounting. The authoritative guidance for goodwill and other intangible assets, provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis or more often when events indicate.

As discussed in Note 13, the application the authoritative guidance for income taxes, and the expiration of certain statutes of limitation relating to certain tax returns for prior years during the 13 weeks ended April 2, 2007 resulted in a $1,070 increase to goodwill for the Predecessor.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

In the first quarter of 2010, we implemented a reorganization of the Company’s products into three operating segments: Birds Eye Frozen, Duncan Hines Grocery and Specialty Foods. Our United States retail frozen vegetables (Birds Eye®), single-serve frozen dinners and entrées (Hungry-Man®, Swanson®), multi-serve frozen dinners and entrées (Birds Eye Voila!®), frozen seafood (Van de Kamp’s®, Mrs. Paul’s®), frozen breakfast (Aunt Jemima®), bagels (Lender’s®), and frozen pizza (Celeste®) will be reported in the Birds Eye Frozen Division. Our baking mixes and frostings (Duncan Hines®), shelf-stable pickles, peppers and relish (Vlasic®), barbeque sauces (Open Pit®), pie fillings (Comstock®, Wilderness®), syrups (Mrs. Butterworth’s® and Log Cabin®), salad dressing (Bernstein’s®), canned meat (Armour®, Nalley®, Brooks®) and all Canadian Operations will be reported in the Duncan Hines Grocery Division. The Specialty Foods Division will consist of snack products (Tim’s Cascade® and Snyder of Berlin®) and our food service and private label businesses.

In connection with the reorganization we reassigned goodwill to the affected reporting units by using a relative fair value approach. As a result, the goodwill that is ascribed to each reporting unit is determined based on the relative fair value.

The Blackstone Transaction was accounted for in accordance the authoritative guidance for business combinations and resulted in $996,546 in goodwill for the Successor of which $271,988 was allocated to Birds Eye Frozen segment, $633,845 was allocated to Duncan Hines Grocery segment and $90,713 was allocated to the Specialty Foods segment.

The Birds Eye Acquisition was accounted for in accordance the authoritative guidance for business combinations and resulted in $565,013 in goodwill for the Successor of which $304,573 was allocated to Birds Eye Frozen segment, $107,215 was allocated to Duncan Hines Grocery segment and $153,226 was allocated to the Specialty Foods segment.

Tradenames

Tradenames by segment is as follows:

	Birds Eye Frozen Segment	Duncan Hines Grocery Segment	Specialty Foods Segment	Total

Predecessor
Balance, April 2, 2007	$228,842	$568,740	$—	$797,582

Successor
Blackstone transaction allocation of purchase price	$242,380	$684,032	$—	$926,412
Impairment	—	(1,200)	—	(1,200)

Balance, December 30, 2007	$242,380	$682,832	$—	$925,212

Impairments	(14,500)	(600)	—	(15,100)

Balance, December 28, 2008	$227,880	$682,232	$—	$910,112

Birds Eye Acquisition allocation of purchase price	624,000	90,000	36,000	750,000
Impairment	(1,300)	—	—	(1,300)

Balance, December 27, 2009	$850,580	$772,232	$36,000	$1,658,812

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

For the Successor, the allocation of the Blackstone Transaction purchase price resulted in indefinite lived tradename intangible assets of $926,412, of which $242,380 has been allocated to the Birds Eye Frozen segment and $684,032 has been allocated to the Duncan Hines Grocery segment. The Birds Eye Acquisition purchase price resulted in indefinite lived tradename intangible assets of $750,000, of which $624,000 has been allocated to the Birds Eye Frozen segment, $90,000 has been allocated to the Duncan Hines Grocery segment and $36,000 has been allocated to the Specialty Foods segment.

In December 2009, the Company recorded an impairment charge of $1,300 for its Swanson tradename. The charge is the result of the Company’s reassessment of the long-term growth rates for its branded products and is recorded in Other expense (income), net line on the Consolidated Statements of Operations and is reported in the Birds Eye Frozen segments. In 2008, the Company recorded impairment charges for its Van de Kamp’s ($8,000), Mrs. Paul’s ($5,600), Lenders ($900) and Open Pit tradenames ($600). The charges are the result of the Company reassessing the long-term growth rates for its branded products. The charges are recorded in the Other expense (income), net line on the Consolidated Statements of Operations and are reported in the Birds Eye Frozen ($14,500) and Duncan Hines Grocery ($600) segments. In 2007, the Company experienced declines in sales of its Open Pit branded products. Upon reassessing the long term growth rates, the Company recorded an impairment of the tradename asset in the amount of $1,200. The charge is recorded in the Other expense (income), net line on the Consolidated Statements of Operations and is reported in the Duncan Hines Grocery segment.

Other Assets

	December 27, 2009	December 28, 2008

Amortizable intangibles, net of accumulated amortization of $52,648 and $35,824 , respectively	$175,698	$139,647
Deferred financing costs, net of accumulated amortization of $23,833 and $13,603, respectively	56,897	26,966
Foreign currency swap (See Note 14)	165	—
Notes receivable - Roskam Baking	1,009	—
Other	54	—

Total	$233,823	$166,613

The change in the book value of the amortizable intangible assets, net is as follows:

Predecessor
Balance as of April 2, 2007
Dry foods	$23,876
Frozen foods	4,561

Total	$28,437

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

	Successor
	Blackstone Transaction	Amortization	December 30, 2007	Amortization	December 28, 2008	Birds Eye Transaction	Amortization	December 27, 2009
Birds Eye Frozen segment	$67,851	$(3,644)	$64,207	$(4,787)	$59,420	$13,875	$(4,728)	$68,567
Duncan Hines Grocery segment	62,263	(3,215)	59,048	(4,214)	54,834	35,000	(4,121)	85,713
Speciality Foods segment	45,357	(9,720)	35,637	(10,244)	25,393	4,000	(7,975)	21,418

Total	$175,471	$(16,579)	$158,892	$(19,245)	$139,647	$52,875	$(16,824)	$175,698

In fiscal 2007, the Blackstone Transaction was accounted for in accordance with the authoritative guidance for business combinations and resulted in $175,471 in amortizable intangibles for the Successor; $52,810 was allocated to recipes with a life of ten years and $122,661 was allocated to customer relationships with useful lives ranging between 7 and 40 years.

In fiscal 2009, the Birds Eye Acquisition was accounted for in accordance with the authoritative guidance for business combinations and resulted in $52,875 in amortizable intangibles; $48,000 in distributor relationship and $4,875 in license agreement. The distributor relationships have a useful life of 30 years. The license agreement has a useful life of 6.5 years.

Estimated amortization expense for each of the next five years and thereafter is as follows: 2010 - $17,159, 2011 - $16,159, 2012 - $15,800, 2013 - $15,463, 2014 - $12,180 and thereafter - $98,937.

Deferred financing costs relate to the Company’s senior secured credit facilities, senior notes and senior subordinated notes. Amortization for the Predecessor was $1,977 for the 13 weeks ending April 2, 2007. Amortization for the Successor was $7,758 for the 39 weeks ending December 30, 2007, $4,714 for the fiscal year ended 2008 and $10,230 for the fiscal year ended 2009 (including $5,410 related to stand by bridge financing fees). In addition, the Successor accelerated amortization of $1,131 related to the $51 million of senior subordinated notes repurchased in December 2007.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

11. Debt and Interest Expense

	December 27, 2009	December 28, 2008
Short-term borrowings
- Revolving Credit Facility	$—	$26,000
- Notes payable	1,232	163

Total short-term borrowings	1,232	26,163

Long-term debt
- Senior secured credit facility - term loans	$1,221,875	$1,234,375
- Senior secured credit facility - Tranche C term loans	850,000	—
- 9.25% Senior notes	625,000	325,000
- 10.625% Senior subordinated notes	199,000	199,000
- Unamortized discount on long term debt	(11,722)	—
- Capital lease obligations	3,326	814

	2,887,479	1,759,189
Less: current portion of long-term obligations	38,228	12,750

Total long-term debt	$2,849,251	$1,746,439

Interest expense	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year Ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Third party interest expense	$90,899	$127,974	$116,711	$36,677
Related party interest expense	1,446	3,106	1,463	9
Amortization of debt acquisition costs	10,230	4,714	8,889	1,977
Amortization of deferred mark-to-market adjustment on terminated swap (Note 14)	4,429	1,259	—	—
Interest rate swap (gains) losses (Note 14)	14,163	16,227	(2,559)	416

	$121,167	$153,280	$124,504	$39,079

Successor – As part of the Blackstone Transaction as described in Note 1, Peak Finance LLC entered into a $1,375.0 million credit agreement (the “Senior Secured Credit Facility”) in the form of (i) term loans in an initial aggregate amount of $1,250.0 million (the “Term Loans”) and (ii) revolving credit commitments in the initial aggregate amount of $125.0 million (the “Revolving Credit Facility”). Peak Finance LLC merged with and into PFF on April 2, 2007 at the closing of the Blackstone Transaction. The term loan matures April 2, 2014. The Revolving Credit Facility matures April 2, 2013.

As part of the Birds Eye Acquisition on December 23, 2009, as described in Note 3, the Company entered into an amendment to the Senior Secured Credit Facility in the form of (i) incremental term loans in the amount of $850.0 million (the “Tranche C Term Loans”) and (ii) an incremental revolving credit facility the amount of $25.0 million, bringing our total revolving credit commitment to $150.0 million. In connection with the Tranche C Term Loans, the Company also incurred $11.8 million in original issue discount fees. These fees are recorded in Long-term debt on the Consolidated Balance Sheet and will be amortized over the life of the loan using the effective interest method.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

There were no borrowings outstanding under the Revolving Credit Facility as of December 27, 2009. Borrowings outstanding under the Revolving Credit Facility as of December 28, 2008 totaled $26.0 million.

The total amount of the Term Loans and the Tranche C Term Loans that were owed to affiliates of the Blackstone Group as of December 27, 2009 and December 28, 2008, was $109,237 and $34,587, respectively.

The Company’s borrowings under the Senior Secured Credit Facility, as amended, bear interest at a floating rate and are maintained as base rate loans or as Eurodollar loans. Base rate loans bear interest at the base rate plus the applicable base rate margin, as defined in the Senior Secured Credit Facility. The base rate is defined as the higher of (i) the prime rate and (ii) the Federal Reserve reported overnight funds rate plus 1/2 of 1%. Eurodollar loans bear interest at the adjusted Eurodollar rate, as described in the Senior Secured Credit Facility, plus the applicable Eurodollar rate margin. Solely with respect to Tranche C Term Loans, the Eurocurrency rate shall be no less than 2.50% per annum. Solely with respect to Tranche C Term Loans, the base rate shall be no less than 3.50% per annum.

The applicable margins with respect to the Company’s Senior Secured Credit Facility vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on the Company’s leverage ratio as defined in the credit agreement. The applicable margins with respect to the Senior Secured Credit Facility are currently:

Applicable Margin (per annum)

Revolving Credit Facilty and Letters of Credit			Term Loans		Tranche C Term Loans
Eurocurrency Rate for Revolving Loans and Letter of Credit Fees	Base Rate for Revolving Loans	Commitment Fees Rate	Eurocurrency Rate for Term Loans	Base Rate for Term Loans	Eurocurrency Rate for - Term Loan C	Base Rate for - Term Loan C
2.75%	1.75%	0.50%	2.75%	1.75%	5.00%	4.00%

The obligations under the Senior Secured Credit Facility are unconditionally and irrevocably guaranteed by each of the Company’s direct or indirect domestic subsidiaries (collectively, the “Guarantors”). In addition, the Senior Secured Credit Facility is collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of the Company and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiaries of the Company, or any of its domestic subsidiaries and (ii) certain tangible and intangible assets of the Company and those of the Guarantors (subject to certain exceptions and qualifications).

A commitment fee of 0.50% per annum is applied to the unused portion of the Revolving Credit Facility. For the fiscal years ended December 27, 2009, December 28, 2008 and December 30, 2007, the weighted average interest rate on the Term Loans was 3.13%, 6.21% and 8.05%, respectively. For the fiscal years ended December 27, 2009 and December 28, 2008, the weighted average interest rate on the Revolving Credit Facility was 3.19% and 5.45%, respectively. As of December 27, 2009 and December 28, 2008, the Eurodollar interest rate on the Term Loans was 4.84% and 6.52%, respectively. As of December 28, 2008, the Eurodollar interest rate on the Revolving Credit Facility was 3.21%.

The Company pays a fee for all outstanding letters of credit drawn against the Revolving Credit Facility at an annual rate equivalent to the Applicable Margin then in effect with respect to Eurodollar loans under the

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Revolving Credit Facility, less the fronting fee payable in respect of the applicable letter of credit. The fronting fee is equal to 0.125% per annum of the daily maximum amount then available to be drawn under such letter of credit. The fronting fees are computed on a quarterly basis in arrears. Total letters of credit issued under the Revolving Credit Facility cannot exceed $25,000. As of December 27, 2009 and December 28, 2008, the Company had utilized $22,072 and $15,181, respectively of the Revolving Credit Facility for letters of credit. As of December 28, 2008, borrowings under the Revolving Credit Facility totaled $26,000, therefore, of the $99,000 Revolving Credit Facility available, the Company had an unused balance of $83,819 available for future borrowing and letters of credit. As of December 27, 2009, there were no borrowings under the Revolving Credit Facility, therefore, of the $150,000 Revolving Credit Facility available, the Company had an unused balance of $127,928 available for future borrowing and letters of credit. The remaining amount that can be used for letters of credit as of December 27, 2009 and December 28, 2008 was $2,928 and $9,819, respectively. As of December 27, 2009, the Company was unable to use the Revolving Credit Facility for a $9,175 letter of credit and instead had to deposit cash collateral for that amount. Total letters of credit as of December 27, 2009 were $31,247.

In accordance with the “Excess Cash Flow” requirements of the Senior Secured Credit Facility the Company will be required to make a mandatory prepayment of the Term Loans of $34.0 million in March 2010.

The Term Loans mature in quarterly 0.25% installments from September 2007 to December 2013 with the remaining balance due in April 2014. The aggregate maturities of the term loan outstanding as of December 27, 2009 are $23.2 million in 2010, $1.8 million in 2011, $12.5 million in 2012, $12.5 million in 2013 and $1,171.9 million in 2014. The Tranche C Term Loans matures in quarterly 0.25% installments from January 2010 to December 2013 with the remaining balance due in April 2014. The aggregate maturities of the Tranche C Term Loans outstanding as of December 27, 2009 are $14.0 million in 2010, $0.9 million in 2011, $8.5 million in 2012, $8.5 million in 2013 and $818.1 million in 2014.

On April 2, 2007, as part of the Blackstone Transaction described in Note 1, the Company issued $325.0 million of 9.25% Senior Notes (the “Senior Notes”) due 2015, and $250.0 million of 10.625% Senior Subordinated Notes (the “Senior Subordinated Notes”) due 2017. On December 23, 2007, as part of the Birds Eye Acquisition described in Note 3, the Company issued an additional $300 million of 9.25% Senior Notes due in 2015 (the “Additional Senior Notes”). The Senior Notes and the Additional Senior Notes are collectively referred to herein as Senior Notes. The Senior Notes are general unsecured obligations of the Company, effectively subordinated in right of payment to all existing and future senior secured indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company. The Senior Subordinated Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company. See Note 19 of the Consolidated Financial Statements for Guarantor and Nonguarantor Financial Statements.

The Company may redeem some or all of the Senior Notes at any time prior to April 1, 2011, and some or all of the Senior Subordinated Notes at any time prior to April 1, 2012, in each case at a price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such Senior Note at April 1, 2011 or Senior Subordinated Note at April 1, 2012, plus (ii) all

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

required interest payments due on such Senior Note through April 1, 2011 or Senior Subordinated Note through April 1, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of such note.

The Company may redeem the Senior Notes or the Senior Subordinated Notes at the redemption prices listed below, if redeemed during the twelve-month period beginning on April 1st of each of the years indicated below:

Senior Notes

Year	Percentage
2011	104.625%
2012	102.313%
2013 and thereafter	100.000%

Senior Subordinated Notes

Year	Percentage
2012	105.313%
2013	103.542%
2014	101.771%
2015 and thereafter	100.000%

In addition, until April 1, 2010, the Company may redeem up to 35% of the aggregate principal amount of Senior Notes or Senior Subordinated Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum on the Senior Notes or Senior Subordinated Notes, as the case may be, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the right of holders of Senior Notes or Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by the Company from one or more equity offerings; provided that (i) at least 50% of the aggregate principal amount of Senior Notes or Senior Subordinated Notes, as the case may be, originally issued under the applicable indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering.

In December 2007, the Company repurchased $51.0 million in aggregate principal amount of the 10.625% Senior Subordinated Notes at a discount price of $44.2 million. The Company currently has outstanding $199.0 million in aggregate principal amount of Senior Subordinated Notes.

As market conditions warrant, the Company and its subsidiaries, affiliates or significant shareholders (including The Blackstone Group L.P. and its affiliates) may from time to time, in their sole discretion, purchase, repay, redeem or retire any of the Company’s outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The estimated fair value of the Company’s long-term debt, including the current portion, as of December 27, 2009, is as follows:

	December 27, 2009
Issue	Recorded Amount	Fair Value
Senior Secured Credit Facility - Term Loans	$1,221,875	$1,134,303
Senior Secured Credit Facility - Tranche C Term Loans	850,000	853,536
9.25% Senior notes	625,000	628,906
10.625% Senior subordinated notes	199,000	206,214

	$2,895,875	$2,822,959

The fair value is based on the quoted market price for such notes and borrowing rates currently available to the Company for loans with similar terms and maturities.

Predecessor - In November 2003, the Predecessor entered into a $675.0 million Credit Agreement (“Predecessor Senior Secured Credit Facilities”) with JPMorgan Chase Bank (a related party of JPMorgan Partners, LLC as noted in Note 16) and other financial institutions as lenders, which provided for a $545.0 million seven-year term loan B facility, of which $120.0 million was made available on November 25, 2003 and $425.0 million was made available as a delayed draw term loan on the closing date of the Aurora Merger on March 19, 2004. Concurrently with the acquisition of the Armour Business but effective as of February 14, 2006, the Company entered into an Amendment No. 4 and Agreement to the Predecessor Senior Secured Credit Facilities (“Amendment No. 4”). Among other things, Amendment No. 4 approved the Armour acquisition and provided for the making of $143.0 million of additional tack-on term loans to fund a portion of the acquisition. The Predecessor Senior Secured Credit Facilities also provided for a six-year $130.0 million revolving credit facility, of which up to $65.0 million was made available on November 25, 2003, and the remaining $65.0 million was made available on the closing date of the Aurora Merger on March 19, 2004.

A commitment fee of 0.50% per annum was applied to the unused portion of the revolving credit facility. There were no borrowings under the revolving credit facility during 2007 for the Predecessor. For the 13 weeks ended April 2, 2007, the weighted average interest rate on the term loan was 7.36%.

In connection with the Blackstone Transaction described in Note 1, the Predecessor Senior Secured Credit Facilities were paid in full.

In November 2003 and February 2004, the Predecessor issued $200.0 million and $194.0 million, respectively, 8.25% senior subordinated notes. The February 2004 notes resulted in gross proceeds of $201.0 million, including premium. The terms of the February 2004 notes were the same as the November 2003 notes and were issued under the same indenture.

On March 8, 2007, the Predecessor commenced a cash tender offer to purchase any and all of the outstanding 8.25% Senior Subordinated Notes due 2013 of the Predecessor (the “Predecessor Notes”), and a related consent solicitation to amend the indenture pursuant to which the Predecessor Notes were issued. The tender offer and consent solicitation were made in connection with the Blackstone Transaction. The tender offer and consent solicitation were made upon the terms and conditions set forth in an Offer to Purchase and Consent Solicitation Statement dated March 8, 2007 and the related Consent and Letter of Transmittal. The total cost of the cash tender offer for the Predecessor Notes was $35.5 million and was recorded as a charge in the Other

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

expense (income), net line of the Consolidated Statements of Operations of the Predecessor immediately before the Blackstone Transaction.

12. Pension and Retirement Plans

In September 2006, the FASB updated the authoritative guidance for retirement benefit compensation. This guidance requires recognition of the funded status of a benefit plan in the statement of financial position. The guidance also requires recognition in accumulated other comprehensive income of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. The guidance provides recognition and disclosure elements to be effective for fiscal years ending after December 15, 2007 and measurement elements to be effective for fiscal years ending after December 15, 2008 and additional enhanced disclosure to be effective for fiscal years ending after December 15, 2009. Effective with the Blackstone Transaction, the Company adopted the recognition and disclosure elements of the authoritative guidance for retirement benefit compensation.

The Company uses a measurement date for the pension and postretirement benefits plan that coincides with its year end.

Pinnacle Foods Pension Plan

As of December 27, 2009, the Company maintains a noncontributory defined benefit pension plan (“Pinnacle Foods Pension Plan”) that covers eligible union employees and provides benefits generally based on years of service and employees’ compensation. The Pinnacle Foods Pension Plan is funded in conformity with the funding requirements of applicable government regulations. The Company made contributions to the pension plan totaling $2.8 million in fiscal 2009, $2.5 million in fiscal 2008 and $1.1 million in fiscal 2007. In fiscal 2010, the Company expects to make contributions of $4.5 million.

During 2008, the United States financial markets experienced a significant downturn. As a result, the Company experienced significant losses on the assets in our pension plan, which led to an increase in our unfunded projected benefit obligation in comparison to years prior to 2008. The pension plan had a total unfunded status of $36.5 million as of December 28, 2008. During 2009, the United States economy experienced a slight rebound. As a result, our pension plan assets increased in comparison to 2008. This led to a reduction in our unfunded status to $32.8 million as of December 27, 2009.

In connection with the acquisition of the Armour Business on March 1, 2006, hourly employees covered under the union collective bargaining agreement were added to the noncontributory defined benefit pension plan. The liability related to the service period up to the date of acquisition was retained by The Dial Corporation. Additionally, the Company assumed the liability for postretirement health care and life insurance related to certain hourly employees covered under the union collective bargaining agreement for the Armour Business. In 2007, the collective bargaining agreement between the Company and the United Food & Commercial Workers Union (the “UFCW”) at the Ft. Madison, Iowa production facility was renewed. Under the new collective bargaining agreement, post retirement health benefits were eliminated. As such the Company recorded a curtailment gain of $9.2 million in 2007. Additionally, effective March 2008, the employees at the Ft. Madison facility stopped participating in the Company-sponsored pension plan and are now part of the UFCW’s multi-employer pension plan.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

	Pinnacle Foods Pension Plan Pension Benefits
	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Change in Benefit Obligation
Net benefit obligation at beginning of the period	$75,212	$63,389	$66,567	$65,076
Service cost	1,815	1,539	1,489	472
Interest cost	4,437	4,264	2,940	980
Amendments	—	1,739	—	—
Actuarial (gain) loss	1,208	7,861	(4,650)	946
Gross benefits paid	(3,932)	(3,580)	(2,957)	(907)

Net benefit obligation at end of the period	78,740	75,212	63,389	66,567

Change in Plan Assets
Fair value of plan assets at beginning of the period	38,705	56,030	55,058	55,253
Employer contributions	2,777	2,501	1,140	—
Actual return on plan assets	8,398	(16,246)	2,789	712
Gross benefits paid	(3,932)	(3,580)	(2,957)	(907)

Fair value of plan assets at end of the period	45,948	38,705	56,030	55,058

Funded status at end of the year	$(32,792)	$(36,507)	$(7,359)	$(11,509)

Reconciliation
Unrecognized net actuarial loss				5,218
Amount included in accumulated other comprehensive income (loss)				(37)

Net amount recognized at end of the period	NA	NA	NA	$(6,328)

Amounts recognized in the Consolidated Balance Sheet
Accrued pension benefits	$(32,792)	$(36,507)	$(7,359)	$(5,678)
Accrued pension benefits (part of Accrued Liabilities)			—	(650)

Net amount recognized at end of the period	$(32,792)	$(36,507)	$(7,359)	$(6,328)

Amounts recognized in Accumulated Other Comprehensive (Loss) / Income
Net loss / (gain)	$18,656	$24,356	$(4,191)
Prior service cost	1,456	1,597	—

Net amount recognized at end of the period	$20,112	$25,953	$(4,191)	NA

Accumulated benefit obligation	$71,860	$68,246	$60,320	$63,163

Weighted average assumptions
Discount rate	5.94%	6.05%	6.48%	6.00%
Expected return on plan assets	7.50%	7.50%	8.00%	8.00%
Rate of compensation increase	3.00%	3.00%	3.50%	3.50%

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The following represents the components of net periodic benefit costs:

	Pinnacle Foods Pension Plan Pension Benefits
	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Service cost	$1,815	$1,539	$1,489	$472
Interest cost	4,437	4,264	2,940	980
Expected return on assets	(2,867)	(4,440)	(3,248)	(1,092)
Amortization of prior service cost	142	142	—	—
Amortization of actuarial loss	1,377	—	—	—
Recognized net acturial loss	—	—	—	—

Net periodic benefit cost	$4,904	$1,505	$1,181	$360

Weighted average assumptions:
Discount rate	6.05%	6.48%	6.00%	6.00%
Expected return on plan assets	7.50%	8.00%	8.00%	8.00%
Rate of compensation increase	3.00%	3.50%	3.50%	3.50%

The discount rate used to calculate the present value of the projected benefit obligation is set based on long-term high quality bonds that match the expected benefit payments. The projected return of plan assets assumption is based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.

Plan Assets

The Company’s pension plan weighted-average asset allocations at December 27, 2009 and December 28, 2008, by asset category, are as follows:

	December 27, 2009	December 28, 2008
Asset category
Equity securities	61%	59%
Debt securities	34%	36%
Cash	5%	5%

Total	100%	100%

The Company’s investment policy for the Pinnacle Foods Pension Plan is to invest approximately 60% of plan assets in equity securities, 35% in fixed income securities, and 5% in cash or cash equivalents. Periodically, the plan assets are rebalanced to maintain these allocation percentages and the investment policy is reviewed. Within each investment category, assets are allocated to various investment styles. Professional managers manage all assets and a consultant is engaged to assist in evaluating these activities. The expected long-term rate of return on assets was determined by assessing the rates of return on each targeted asset class, return premiums generated by portfolio management and by comparison of rates utilized by other companies.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The following table summarizes the Pinnacle Foods Pension Plan’s investments measured at fair value on a recurring basis:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs that reflect the Company’s assumptions.

	December 27, 2009	Level 1	Level 2	Level 3
Cash Equivalents Common/Collective Trust Funds	$2,170	$—	$2,170	$—
Equity Securities Common/Collective Trust Funds	27,857	—	27,857	—
Fixed Income Common/Collective Trust Funds	15,586	—	15,586	—

Total assets at fair value	$45,613	$—	$45,613	$—

Total assets at fair value of $45,613 do not include a $335 receivable from broker that is included in total assets of the plan of $45,948.

Cash Flows

Contributions. The Company expects to contribute $4.5 million to the Pinnacle Foods Pension Plan during fiscal 2010.

Birds Eye Foods Pension Plan

The Company’s Birds Eye Foods Pension Plan (“Birds Eye Foods Pension Plan”) consists of hourly and salaried employees and has primarily noncontributory defined-benefit schedules. In September 2001, benefits provided to salaried employees were frozen. This plan was amended to freeze benefit accruals for salaried employees effective September 28, 2001. Salaried participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006. Subsequent to December 27, 2009, benefits of certain hourly employees were frozen. The curtailment gain which will be recorded in the first quarter of fiscal 2010 is less than $100.

Birds Eye maintains an Excess Benefit Retirement Plan which serves to provide employees with the same retirement benefit they would have received from the Company’s retirement plan under the career average base pay formula, but for changes required under the 1986 Tax Reform Act and the compensation limitation under Section 401(a)(17) of the Internal Revenue Code having been revised in the 1992 Omnibus Budget Reform Act. This plan was amended to freeze benefit accruals effective September 28, 2001. Participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Birds Eye maintains a non-tax qualified Supplemental Executive Retirement Plan (“SERP”) which provides additional retirement benefits to two prior executives of the Company who retired prior to November 4, 1994.

For purposes of this disclosure, all defined-benefit pension plans acquired with Birds Eye Foods have been combined. The benefits for these plans are based primarily on years of service and employees’ pay near retirement. The Company’s funding policy is consistent with the funding requirements of Federal laws and regulations. Plan assets consist principally of common stocks, corporate bonds and US government obligations. Plan assets do not include any of the Company’s own equity or debt securities.

Birds Eye Foods Pension Plan Pension Benefits
Successor
Fiscal year ended December 27, 2009
Change in Benefit Obligation
Net benefit obligation at December 23, 2009	$148,890

Net benefit obligation at end of the period	148,890

Change in Plan Assets
Fair value of plan assets at December 23, 2009	101,710

Fair value of plan assets at end of the period	101,710

Funded status at end of the year	$(47,180)

Amounts recognized in the Consolidated Balance Sheet
Accrued pension benefits	$(46,459)
Accrued pension benefits (part of Accrued Liabilities)	(721)

Net amount recognized at end of the period	$(47,180)

Accumulated benefit obligation	$144,400

Weighted average assumptions
Discount rate	5.80%
Rate of compensation increase	3.80%

There was no significant pension expense related to this plan between our acquisition date of Birds Eye Foods December 23, 2009 and our fiscal year end December 27, 2009.

To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Plan Assets

The following table sets forth the weighted-average asset allocations of the Company’s pension plans by asset category:

December 27, 2009

Asset category
Equity securities	48%
Debt securities	51%
Cash	1%

Total	100%

Prior to the acquisition of Birds Eye Foods, Inc., the investment policy for the Birds Eye Foods Pension Plan was to invest approximately 50% of plan assets in equity securities and 50% in fixed income securities. Birds Eye Foods, Inc. used multiple investment funds and managers for investment of the assets of the plans. Oversight of the investment advisors was provided by an outside investment consulting firm and an Investment Committee that was comprised of Birds Eye Foods, Inc.’s management. The investment performance and adherence to investment policy was reviewed by the Investment Committee at Birds Eye Foods, Inc. The investment objective for the plans is to maintain a well-diversified portfolio of assets using multiple managers and diversified asset classes and styles to optimize the long-term return on plan assets at a moderate level of risk.

The investment policy for the Birds Eye Foods Pension Plan is currently under review by Pinnacle Foods Finance LLC.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The following table summarizes the Birds Eye Food Pension Plan’s investments measured at fair value on a recurring basis:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs that reflect the Company’s assumptions.

	Fair Value As of December 27, 2009	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3
Cash Equivalents
Common/Collective Trust Funds	$233	$233	$—	$—
Equity Securities - Small Cap Domestic
Common/Collective Trust Funds	159	—	159	—
Mutual Funds	9,873	9,873	—	—
Equity Securities - Large Cap Domestic
Common/Collective Trust Funds	332	—	332	—
Mutual Funds	32,013	32,013	—	—
Equity Securities - International
Mutual Funds	9,922	9,922	—	—
Equity Securities - Stocks
Stocks	430		430	—
Fixed Income - Government Agencies
Common/Collective Trust Funds	48,194	48,194
Fixed Income - Debt Securities
Debt Securities	554		554

Total assets at fair value	$101,710	$100,235	$1,475	$—

Cash Flows

Contributions. The Company expects to contribute $2,700 to the Birds Eye Foods Pension Plan during fiscal 2010.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Other Postretirement Benefits Plan

The Company maintains a postretirement benefits plan (“Pinnacle Foods Other Postretirement Benefits Plan”) that provides health care and life insurance benefits to eligible retirees, covers certain U.S. employees and their dependents and is self-funded. Employees who have 10 years of service after the age of 45 and retire are eligible to participate in the postretirement benefit plan. Effective March 19, 2004 and in connection with the acquisition of Aurora, liabilities were assumed related to eight retired employees (“Aurora Retirees”). Upon amendments that became effective on May 23, 2004, the Company’s net out-of-pocket costs for postretirement health care benefits was substantially reduced as cost sharing for retired employees, excluding the Aurora Retirees, was increased to 100%.

	Pinnacle Foods Other Postretirement Benefits
	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Change in Benefit Obligation
Net benefit obligation at beginning of the period	$362	$1,047	$9,305	$8,928
Acquisitions	—	—	—	—
Service cost	—	—	728	246
Interest cost	24	19	371	132
Curtailment Gain	—	—	(9,145)	—
Actuarial gain	(49)	(677)	(196)	—
Gross benefits paid	—	(27)	(16)	(1)

Net benefit obligation at end of the period	337	362	1,047	9,305

Change in Plan Assets
Fair value of plan assets at beginning of the period	—	—	—	—
Employer contributions	—	27	16	1
Gross benefits paid	—	(27)	(16)	(1)

Fair value of plan assets at end of the period	—	—	—	—

Funded status at end of the year	$(337)	$(362)	$(1,047)	$(9,305)

Reconciliation
Unrecognized net actuarial gain				(558)
Unamortized prior service credit				(1,220)

Net amount recognized at end of the period	NA	NA	NA	$(11,083)

Amounts recognized in the Consolidated Balance Sheet
Accrued other postretirement benefits	$(337)	$(362)	$(1,047)	$(11,083)

Net amount recognized at end of the period	$(337)	$(362)	$(1,047)	$(11,083)

Amounts recognized in Accumulated Other Comprehensive (Loss) / Income
Net loss / (gain)	$(828)	$(828)	$(196)

Net amount recognized at end of the period	$(828)	$(828)	$(196)	NA

Weighted average assumptions
Discount rate	5.94%	6.20%	6.48%	6.00%

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The following represents the components of retiree welfare benefits:

	Pinnacle Foods Other Postretirement Benefits
	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Service cost	$24	$19	$728	$246
Interest cost	—	—	371	132
Amortization of:
Unrecognized prior service credit	(49)	(44)	—	(84)
Curtailment	—	—	(9,145)	—

Net periodic benefit cost (credit)	$(25)	$(25)	$(8,046)	$294

Weighted average assumptions:
Discount rate	6.05%	6.48%	6.00%	6.00%
Expected return on plan assets	NA	NA	NA	NA
Rate of compensation increase	NA	NA	NA	NA

The discount rate used to calculate the present value of the projected benefit obligation is set based on long-term high quality bonds that match the expected benefit payments. The projected return of plan assets assumption is based on projected long-term market returns for the various asset classes in which the plans are invested, weighted by the target asset allocations. The rate of compensation increase represents the long-term assumption for expected increases to salaries for pay-related plans.

The assumed health care trend rates used in determining other post-retirement benefits at December 27, 2009 are 10.0% gradually decreasing to 4.5%. The assumed health care trend rates used in determining other post-retirement benefits at December 28, 2008 are 10.0% gradually decreasing to 4.5%. The assumed health care trend rates used in determining other post-retirement benefits at December 30, 2007 are 9.0% gradually decreasing to 5.0%. The assumed health care trend rates used in determining other post-retirement benefits at April 2, 2007 are 8.0% gradually decreasing to 5.0%.

	Pinnacle Foods Other Postretirement Benefits
	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Other post retirement benefits
Sensitivity of retiree welfare benefits
Effect of a one percentage point increase in assumed health care cost trend
on total service and interest cost components	$—	$—	$3	$1
on postretirement benefit obligation	1	1	70	81
Effect of a one percentage point decrease in assumed health care cost trend
on total service and interest cost components	$—	$—	$(3)	$1
on postretirement benefit obligation	1	1	(60)	(69)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Cash Flows

Contributions. The Company expects to contribute zero to the Pinnacle Foods Other Postretirement Benefits Plan during fiscal 2010.

Birds Eye Foods Other Postretirement Benefits Plan

Birds Eye sponsors benefit plans that provide postretirement medical and life insurance benefits (“Birds Eye Foods Other Postretirement Benefits Plan”) for certain current and former employees. For the most part, current employees are not eligible for the postretirement medical coverage.

Birds Eye Foods Other Postretirement Benefits
Successor
Fiscal year ended December 27, 2009
Change in Benefit Obligation
Net benefit obligation at December 23, 2009	$3,252

Net benefit obligation at end of the period	3,252

Funded status at end of the year	$(3,252)

Amounts recognized in the Consolidated Balance Sheet
Accrued other postretirement benefits	$(2,849)
Accrued liabilities	(403)

Net amount recognized at end of the period	$(3,252)

Amounts recognized in Accumulated Other Comprehensive (Loss) / Income
Net loss / (gain)	$—

Net amount recognized at end of the period	$—

Weighted average assumptions
Discount rate	5.80%

For measurement purposes, a 9.1 percent rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2009. The rate was assumed to decrease gradually to 4.5 percent for 2029 and remain at that level thereafter.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

There was no other postretirement expense related to this plan between our acquisition date of Birds Eye Foods December 23, 2009 and our fiscal year end December 27, 2009.

Birds Eye Foods Other Postretirement Benefits Fiscal year ended December 27, 2009

Other post retirement benefits
Sensitivity of retiree welfare benefits
Effect of a one percentage point increase in assumed health care cost trend
on total service and interest cost components	$10
on postretirement benefit obligation	132

Effect of a one percentage point decrease in assumed health care cost trend
on total service and interest cost components	$(9)
on postretirement benefit obligation	(115)

Cash Flows

Contributions. The Company expects to contribute $403 to the Birds Eye Foods Other Postretirement Benefits Plan during fiscal 2010.

Estimated Future Benefit Payments for all Plans

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Pinnacle Foods Pension Plan	Birds Eye Foods Pension Plan	Pinnacle Foods Other Postretirement Benefits Plan	Birds Eye Foods Other Postretirement Benefits Plan
2010	$3,610	$8,168	—	403
2011	3,487	8,373	—	396
2012	3,408	8,661	—	371
2013	3,334	8,492	—	332
2014	3,328	9,172	—	307
2015 - 2019	18,959	50,929	—	1,294

Savings Plans

Employees participate in 401(k) plans. Pinnacle matches 50% of employee contributions up to five percent of compensation for union employees after one year of continuous service and six percent of compensation for salaried employees and it is our current intent to continue the match at these levels. Employer contributions made by the Company relating to this plan were $2,784 for fiscal 2009, $2,744 for fiscal 2008, $1,728 for the 39 weeks ended December 30, 2007 and $790 for the 13 weeks ended April 2, 2007.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

In addition, the Company acquired a Non-Qualified 401(k) Plan with the Birds Eye Acquisition. Under the Non-Qualified 401(k) Plan, the Company allocates matching contributions for the benefit of “highly compensated employees” as defined under Section 414(q) of the Internal Revenue Code. There were no significant employer contributions to this plan from the date of the Birds Eye Acquisition December 23, 2009 to the end of the fiscal year December 27, 2009.

13. Taxes on Earnings

The components of the provision for income taxes are as follows:

Provision for income taxes

	Successor			Predecessor
	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Current
Federal	$(386)	$(192)	$104	$55
State	161	257	35	6
Non-U.S.	213	2,214	2,434	(169)

	(12)	2,279	2,573	(108)

Deferred
Federal	(259,051)	20,894	18,570	5,406
State	(18,660)	3,808	3,387	986
Non-U.S.	—	55	216	—

	(277,711)	24,757	22,173	6,392

Provision for income taxes	$(277,723)	$27,036	$24,746	$6,284

Earnings (loss) before income taxes
United States	$24,295	$(7,803)	$(30,564)	$(59,967)
Non-U.S.	585	6,258	6,601	(398)

Total	$24,880	$(1,545)	$(23,963)	$(60,365)

The effective tax rate differs from the federal statutory income tax rate as explained below:

Effective Income Tax Rate

Federal statutory income tax rate	35.0%	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	-48.3%	-170.7%	-9.3%	-1.1%
Tax effect resulting from international activities	1.9%	-133.8%	-7.5%	0.0%
Change in deferred tax valuation allowance	-1,117.3%	-1,470.3%	-117.9%	-53.3%
Non-deductible expenses	12.6%	-20.3%	-3.6%	9.1%
Tax Credits	0.0%	7.9%	0.0%	0.0%
Other	-0.2%	2.4%	0.0%	-0.1%

Effective income tax rate	-1,116.3%	-1,749.9%	-103.3%	-10.4%

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The components of deferred tax assets and liabilities are as follows:

	December 27, 2009	December 28, 2008

Current
Accrued liabilities	19,596	8,879
Inventories	(4,764)	6,570
Benefits and compensation	13,329	5,983
Other	862	—
Valuation allowance	(3,353)	(17,788)

	25,670	3,644

Non Current
Postretirement benefits	$35,224	$12,901
Accrued liabilities	977	764
Benefits and compensation	628	577
Net operating loss carryforwards	335,942	342,604
Federal & state tax credits	9,539	398
Alternative minimum tax	1,901	1,901
Hedging	11,990	2,684
Other intangible assets	(30,745)	(23,085)
Indefinite-lived intangible assets	(617,048)	(314,726)
Partnership Interest	(8,648)	—
Plant assets	(71,275)	(41,247)
Unremitted earnings	(1,649)	(1,198)
Other	887	236
Valuation allowance	(11,439)	(300,510)

	(343,716)	(318,701)

Net deferred tax asset (liability)	$(318,046)	$(315,057)

Amounts recognized in the Consolidated Balance Sheet
Current deferred tax assets	$25,670	$3,644
Non-current deferred tax liabilities	(343,716)	(318,701)

Net deferred tax asset (liability)	$(318,046)	$(315,057)

As described in Note 1, PFHC became a wholly owned subsidiary of Crunch Holding Corp.(“CHC”) on November 25, 2003. On March 19, 2004, PFHC was merged with and into Aurora, with Aurora surviving the Merger. The surviving company was renamed Pinnacle Foods Group Inc. (“PFGI’ or the “Predecessor”). On April 2, 2007, CHC, the parent to PFF (“the Company or Successor”), was acquired by Peak Holdings LLC (the “Blackstone Transaction”). As described in Note 3, on December 23, 2009, our wholly owned subsidiary, Pinnacle Foods Group LLC acquired all of the common stock of Birds Eye Foods, Inc (“Birds Eye”).

The authoritative guidance for accounting for income taxes requires that a valuation allowance be established when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. A

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

review of all available positive and negative evidence needs to be considered, including a company’s performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, and existing contracts or sales backlog that will result in future profits.

The authoritative guidance further states that where there is negative evidence such as cumulative losses in recent years, concluding that a valuation allowance is not required is problematical. Therefore, cumulative losses weigh heavily in the overall assessment. For all reporting periods prior December 27, 2009, management had determined that it was no longer more likely than not that the Company would be able to realize the deferred tax assets of both the Predecessor and the Company. This conclusion was reached due to cumulative losses recognized by the Predecessor in preceding years.

Based on a review of both the positive and negative evidence as of December 27, 2009, it has been determined that the Company has sufficient positive evidence to outweigh any negative evidence and support that it is more likely that not that substantially all of deferred tax assets will be realized. The evaluation of the realization of deferred tax assets is inherently subjective. Following are key items that provided positive evidence to support the reversal of the valuation allowance for substantially all of the deferred assets in the fourth quarter of 2009:

•	Positive earnings before tax in the U.S. for the fiscal year ended December 27, 2009

•	Continued positive earnings before tax and future taxable income

•

Lapse of cumulative loss history, primarily attributable to losses recognized in the Predecessor financial statements and certain non recurring expenses related to the Blackstone Transaction in April 2007

The reversal of the valuation allowance of $315.6 million is recorded as a benefit to the provision for income taxes in the Consolidated Statement of Operations for the fiscal year ended December 27, 2009.

In accordance with the authoritative guidance, deferred assets and liabilities have been recognized for the differences between the assigned values and the tax bases of the assets and liabilities recognized in a purchase business combination. As of the April 2, 2007 business combination date, the Company established a deferred tax liability of $268.0 million, net of valuation allowance of $236.0 million. The deferred tax liability relates to the book and tax basis differences for indefinite lived intangible assets consisting primarily of tradenames and goodwill. As of December 27, 2009, the remaining valuation allowance is $14.8 million, for certain state net operating loss carryovers, state tax credit carryovers, and foreign loss carryovers. In connection with the Birds Eye Acquisition a valuation allowance of $12.1 million was established for foreign and state net operating losses and state tax credits for which the Company cannot assure that the realization of the associated deferred tax assets is more likely than not to occur. The tax benefit from any future release of the acquisition date valuation allowances would be reflected in the provision for income taxes.

CHC, the parent of the Company, is a loss corporation as defined by Internal Revenue Code Section 382. As of December 27, 2009 CHC has a federal Net Operating Loss Carryover of $1,130.1 million of which $898.1 million existed as of the business combination date and is subject to various Section 382 limitations. Approximately $255.4 million of the carryover from the Aurora transaction exceeds the estimated Section 382 limitation. As noted below, in connection with the adoption of the authoritative guidance for accounting for uncertainty in income taxes, the Predecessor reduced its deferred tax assets for this limitation. Section 382 places an annual limitation on CHC’s ability to utilize loss carryovers to reduce future taxable income. It is expected that CHC’s annual Section 382 limitation will approximate $14 million to $18 million, which may increase or

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

decrease pending resolution of certain tax matters. This annual limitation can affect the Company’s ability to utilize other tax attributes such as tax credit carryforwards. Our net operating loss carryovers and certain other tax attributes may not be utilized to offset Birds Eye income from recognized built in gains pursuant to Internal Revenue Code Section 384.

As of December 27, 2009 our valuation allowance for state net operating losses and credits is $13.8 million and the foreign valuation allowance is $1.0 million.

CHC’s federal net operating losses have expiration periods from 2017 through 2029. CHC and its subsidiaries also have state tax net operating loss carryforwards that are limited and vary in amount by jurisdiction. State net operating losses are approximately $643.7 million with expiration periods beginning in 2010 through 2029. State tax credits total $9.2 million of which $2.1 million expire on or before 2024 . The remaining $7.1 million of state credits do not expire. The Company’s foreign net operating losses of $1.0 million expire on or before December 2019.

Following are the changes in the deferred tax valuation allowance:

	Beginning Balance	Additions	Acquisitions	Deductions	Ending Balance
Successor
Fiscal year ended December 27, 2009	$318,298	$54	$12,063	$(315,623)	$14,792
Fiscal year ended December 28, 2008	268,854	50,103	—	(659)	318,298
39 weeks ended December 30, 2007	331,858	45,814	(95,883)	(12,935)	268,854

Predecessor
13 weeks ended April 2, 2007	$398,000	$39,670	$—	$(105,812)	$331,858

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Authoritative Guidance for Accounting for Uncertainty in Income Taxes

We adopted the provisions of the authoritative guidance for accounting for uncertainty in income taxes on January 1, 2007. As a result of adoption, we recognized a charge of $260 to the January 1, 2007 retained earnings balance and $1,070 increase to goodwill related to the Pinnacle Transaction. As of January 1, 2007, after the implementation, the Company’s liability for unrecognized tax benefits was $2,280, excluding liabilities for interest and penalties. The amount, if recognized, that would impact the Predecessor’s effective tax rate was $261. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits (“UTB”) is as follows:

Gross unrecognized tax benefits at January 1, 2007	$2,278

Increase (decrease) for tax positions related to prior periods	—
Increase (decrease) for tax positions related to the current period	—
Decrease related to settlement with tax authorities	—
Reductions due to lapse of applicable statutes of limitations	—

Gross unrecognized tax benefit at April 2, 2007	$2,278

Increase (decrease) for tax positions related to prior periods	—
Increase (decrease) for tax positions related to the current period	—
Decrease related to settlement with tax authorities	—
Reductions due to lapse of applicable statutes of limitations	(902)

Gross unrecognized tax benefits at December 30, 2007	$1,376

Increase (decrease) for tax positions related to prior periods	97
Increase (decrease) for tax positions related to the current period	—
Decrease related to settlement with tax authorities	—
Reductions due to lapse of applicable statutes of limitations	(985)

Gross unrecognized tax benefits at December 28, 2008	$488

Increase (decrease) for tax positions related to prior periods	1,920
Increase (decrease) for tax positions related to the current period	1,035
Decrease related to settlement with tax authorities	—
Reductions due to lapse of applicable statutes of limitations	(33)

Gross unrecognized tax benefits at December 27, 2009	$3,410

The Company’s liability for UTB as of December 27, 2009 is $3,410, reflecting a net increase of $2,922 principally for uncertainties related to business combinations. The amount, if recognized, that would impact the effective tax rate as of December 27, 2009 is $2,375. The amount of the liability for unrecognized tax benefits classified as a long-term liability is $2,375. A decrease in the UTB liability of approximately $413 may occur within the next twelve months from lapse of certain statute of limitations or resolution of uncertainties. The decrease, if realized, would be recorded as a tax benefit to the provision.

The Company recognizes interest and penalties associated with uncertain tax positions as a component of the provision for income taxes. The Company’s liability includes accrued interest and penalties of $106 and $430 as of December 28, 2008 and December 27, 2009, respectively. A reduction in accrued interest of $16 was recorded during 2009 as the result of the expiration of certain statutes of limitation. No penalties were accrued.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Upon adoption, the Company also recorded a reduction of $102 million to its non-current federal and state deferred tax assets resulting from the excess of Aurora’s net operating loss carryover over its estimated limitation under Internal Revenue Code Section 382. As the Company maintained a full valuation allowance against this deferred tax asset, the adjustment resulted in no impact on the Consolidated Balance Sheet or Consolidated Statement of Operations of the Company.

The Company files income tax returns with the U.S. federal government and various state and international jurisdictions. With few exceptions, the Company’s 1999 and subsequent federal and state tax years remain open by statute, principally relating to net operating loss carryovers. International jurisdictions remain open for 2003 and subsequent periods. The Company does not have any open examinations that would result in a material change to the Company’s liability for uncertain tax positions.

14. Financial Instruments

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

The Company manages interest rate risk based on the varying circumstances of anticipated borrowings and existing variable and fixed rate debt, including the Company’s revolving line of credit. Examples of interest rate management strategies include capping interest rates using targeted interest cost benchmarks, hedging portions of the total amount of debt, or hedging a period of months and not always hedging to maturity, and at other times locking in rates to fix interests costs.

Certain parts of the Company’s foreign operations in Canada expose the Company to fluctuations in foreign exchange rates. The Company’s goal is to reduce its exposure to such foreign exchange risks on its foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. The Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency, the U.S. dollar.

The Company purchases raw materials in quantities expected to be used in a reasonable period of time in the normal course of business. The Company generally enters into agreements for either spot market delivery or forward delivery. The prices paid in the forward delivery contracts are generally fixed, but may also be variable within a capped or collared price range. Forward derivative contracts on certain commodities are entered into to manage the price risk associated with forecasted purchases of materials used in the Company’s manufacturing process.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges in accordance with the authoritative guidance for derivative and hedge accounting involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up front premium.

As of December 27, 2009 the Company had the following interest rate swaps and caps (in aggregate) that were designated as cash flow hedges of interest rate risk:

Product	Number of Instruments	Notional Amount	Fixed Rate Range	Index	Trade Dates	Maturity Dates
Interest Rate Swaps	8	$683,258	1.43% - 3.33%	USD-LIBOR-BBA	Oct 2008 - Mar 2009	Jan 2011 - July 2012
Interest Rate Caps	2	$800,000	2.50%	USD-LIBOR-BBA	Dec 2009	Jan 2011

According to the authoritative guidance for derivative and hedge accounting, the effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive (loss) income (“AOCI”) on the Consolidated Balance Sheet and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the fiscal year ended December 27, 2009, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly as Interest expense in the Consolidated Statements of Operations. There was no hedge ineffectiveness on interest rate cash flow hedges recognized in the fiscal year ended December 27, 2009.

Amounts reported in AOCI related to derivatives will be reclassified to Interest expense as interest payments are made on the Company’s variable-rate debt. Due to the counterparty bank declaring bankruptcy in October 2008, the Company discontinued prospectively the hedge accounting on its interest rate derivatives with Lehman Brothers Specialty Financing on the bankruptcy date as those hedging relationships no longer met the authoritative guidance for derivative and hedge accounting. The Company terminated these positions during the fourth quarter of 2008. The Company continues to report the net gain or loss related to the discontinued cash flow hedge in AOCI which is expected to be reclassified into earnings during the original contractual terms of the derivative agreements as the hedged interest payments are expected to occur as forecasted. For the fiscal year ended December 27, 2009, $4,429 was reclassified as an increase to Interest expense relating to the terminated hedges. During the next twelve months, the Company estimates that an additional $17,848 will be reclassified as an increase to Interest expense relating to both active and terminated hedges.

Cash Flow Hedges of Foreign Exchange Risk

The Company’s operations in Canada have exposed the Company to changes in the US Dollar – Canadian Dollar (USD-CAD) foreign exchange rate. From time to time, the Company’s Canadian subsidiary purchases inventory denominated in US Dollars (USD), a currency other than its functional currency. The subsidiary sells that inventory in Canadian dollars. The subsidiary uses currency forward and collar agreements to manage its

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

exposure to fluctuations in the USD-CAD exchange rate. Currency forward agreements involve fixing the USD-CAD exchange rate for delivery of a specified amount of foreign currency on a specified date. Currency collar agreements involve the sale of Canadian Dollar (CAD) currency in exchange for receiving US dollars if exchange rates rise above an agreed upon rate and sale of USD currency in exchange for receiving CAD dollars if exchange rates fall below an agreed upon rate at specified dates.

As of December 27, 2009, the Company had the following foreign currency exchange contracts (in aggregate) that were designated as cash flow hedges of foreign exchange risk:

Product	Number of Instruments	Notional Sold in Aggregate	Notional Purchased in Aggregate	USD to CAD Exchange Rates	Trade Date	Maturity Dates
CAD Forward	36	$43,000 CAD	$38,720 USD	1.086 - 1.178	May 2009 - July 2009	Jan 2010 - Dec 2010

CAD Collar	12	$12,000 CAD	$10,619 USD	1.13	May 2009	Jan 2010 - Dec 2010

According to the authoritative guidance for derivative and hedge accounting, the effective portion of changes in the fair value of derivatives designated that qualify as cash flow hedges of foreign exchange risk is recorded in AOCI on the Consolidated Balance Sheet and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portions of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, are recognized directly in Cost of products sold in the Consolidated Statements of Operations. Hedge ineffectiveness on foreign exchange cash flow hedges amounted to a $17 loss in the fiscal year ended December 27, 2009.

Non-designated Hedges of Commodity Risk

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to commodity price risk but do not meet the authoritative guidance for derivative and hedge accounting. From time to time, the Company enters into commodity forward contracts to fix the price of natural gas, diesel fuel and heating oil purchases at a future delivery date. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in Cost of products sold in the Consolidated Statements of Operations.

As of December 27, 2009, the Company had the following natural gas swaps (in aggregate), diesel fuel and heating oil swaps (in aggregate), and diesel fuel swaps (in aggregate) that were not designated in qualifying hedging relationships:

Product	Number of Instruments	Notional Amount	Price	Trade Dates	Maturity Dates
Natural Gas Swap	1	127,364 MMBTU’s	$6.05 per MMBTU	Mar 2009	June 2010
Heating Oil Swap	1	9,000 BBL’s	$45.15 per BBL	Mar 2009	Jan 2010
Diesel Fuel Swap	1	1,710,000 Gallons	$2.46 per Gallon	Feb 2009	Jun 2010

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the Consolidated Balance Sheet as of December 27, 2009.

	Tabular Disclosure of Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest Rate Contracts	Other assets, net	$165	Other long-term liabilities	$21,145
Foreign Exchange Contracts		—	Accrued liabilities	2,522

Total derivatives designated as hedging instruments as of December 27, 2009		$165		$23,667

Derivatives not designated as hedging instruments
Natural Gas Contracts		$—	Accrued liabilities	$57
Heating Oil Contracts	Other current assets	25		—
Diesel Fuel Contracts	Other current assets	902		—

Total derivatives not designated as hedging instruments as of December 27, 2009		$927		$57

The tables below present the effect of the Company’s derivative financial instruments on the Consolidated Statements of Operations and Accumulated other comprehensive (loss) income for the fiscal year ended December 27, 2009.

	Tabular Disclosure of the Effect of Derivative Instruments for the Fiscal Year Ended December 27, 2009
	Gain/(Loss)
Derivatives in Cash Flow Hedging Relationships	Recognized in AOCI on Derivative (Effective Portion)	Effective portion reclassified from AOCI to:	Reclassified from AOCI into Earnings (Effective Portion)	Ineffective portion reclassified from AOCI to:	Recognized in Earnings on Derivative (Ineffective Portion)
Interest Rate Contracts	$(23,489)	Interest expense	$(18,592)	Interest expense	$—
Foreign Exchange Contracts	(5,360)	Cost of products sold	2,508	Cost of products sold	(17)

Fiscal year ended December 27, 2009	$(28,849)		$(16,084)		$(17)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Derivatives Not Designated as Hedging Instruments	Recognized in Earnings on:	Recognized in Earnings on Derivative
Natural Gas Contracts	Cost of products sold	$(1,420)
Heating Oil Contracts	Cost of products sold	152

Fiscal year ended December 27, 2009		$(1,268)

Credit-risk-related Contingent Features

The Company has an agreement with Barclays that contains a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness. As of December 27, 2009, the fair value of interest rate swaps and caps in a net liability position related to these agreements was $23,089, which includes accrued interest of $1,044 but excludes any adjustment for nonperformance risk of $983. For the same counterparty, the fair value of foreign exchange derivative contracts in a net liability position related to these agreements was $2,599, which excludes any adjustment for nonperformance risk of $77. For the same counterparty, the fair value of natural gas swaps in a net liability position related to these agreements was $57. For the same counterparty, the fair value of heating oil contracts in a net asset position related to these agreements was $25. If the Company breached any of these provisions, it could be required to settle its obligations under the agreements at their termination value of $25,720. As of December 27, 2009, the Company has not posted any collateral related to these agreements.

The Company also has an agreement with Credit Suisse Group that contains a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company’s default on the indebtedness. As of December 27, 2009, the Company had one interest rate cap with this counterparty in an asset position with a fair value of $83.

15. Commitments and Contingencies

General

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations, and proceedings, which are being handled and defended in the ordinary course of business. Although the outcome of such items cannot be determined with certainty, the Company’s general counsel and management are of the opinion that the final outcome of these matters should not have a material effect on the Company’s financial condition, results of operations or cash flows.

No single item individually is, nor are all of them in the aggregate, material.

16. Related Party Transactions

Successor

Advisory Agreement

At the closing of the Blackstone Transaction, the Company entered into an advisory agreement with an affiliate of The Blackstone Group pursuant to which such entity or its affiliates provide certain strategic and structuring advice and assistance to us. In addition, under this agreement, affiliates of The Blackstone Group

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

provide certain monitoring, advisory and consulting services to the Company for an aggregate annual management fee equal to $2,500 for the year ended December 2007, and the greater of $2,500 or 1.0% of Consolidated EBITDA (as defined in the credit agreement governing the Company’s Senior Secured Credit Facility) for each year thereafter. Affiliates of Blackstone received reimbursement for out-of-pocket expenses incurred by them in connection with the Blackstone Transaction prior to the closing date and in connection with the provision of services pursuant to the agreement of merger. Expenses relating to the management fee were $2,500 for the 39 weeks ended December 30, 2007, $2,500 for the fiscal year ended December 28, 2008 and $2,500 for the fiscal year ended December 27, 2009. In addition, the Company reimbursed the Blackstone group out-of-pocket expenses totaling $44 and $110 for the fiscal year ended December 27, 2009 and December 28, 2008.

In addition, on April 2, 2007 and pursuant to the agreement of merger, an affiliate of Blackstone received transaction fees totaling $21,600 for services provided by Blackstone and its affiliates related to the Blackstone Transaction. This is included in the transaction fees described in footnote 1.

In connection with the Birds Eye Acquisition, the transaction and advisory fee agreement with an affiliate of Blackstone was amended and restated to include a provision that granted the affiliates a 1% transaction fee based on the transaction purchase price. This fee totaled $14,009. Also, there was an advisory fee with an affiliate for $3,005. These fees are contained within the $24,090 of transaction fees discussed in Note 3 to the Consolidated Financial Statements. Also, as described in Note 3, the Company incurred an original issue discount, in connection with the Tranche C Term Loans. A portion of that discount, $750 related to loans from an affiliate of the Blackstone Group.

Supplier Costs

Graham Packaging, which is owned by affiliates of The Blackstone Group, supplies packaging for some of the Company’s products. Purchases from Graham Packaging were $8,729 for the 39 weeks ended December 30, 2007, $11,322 for the fiscal year ended December 28, 2008 and $6,181 for the fiscal year ended December 27, 2009.

Customer Purchases

Performance Food Group, which is owned by affiliates of The Blackstone Group, is a food service supplier that purchases products from the Company. Sales to Performance Food Group were $3,906 for the 39 weeks ended December 30, 2007, $5,007 for the fiscal year ended December 28, 2008 and $5,187 for the fiscal year ended December 27, 2009.

Debt and Interest Expense

For the period April 2, 2007 to December 30, 2007, fees and interest expense recognized in the Consolidated Statements of Operations for debt to the related party Blackstone Advisors L.P. totaled $1,463. Related party interest for Blackstone Advisors L.P for the fiscal year ended December 28, 2008 was $3,106. Related party interest for Blackstone Advisors L.P for the fiscal year ended December 27, 2009 was $1,446.

Notes receivable from officers

In connection with the capital contributions at the time of the Birds Eye Acquisition on December 23, 2009, certain members of the Board of Directors and management purchased ownership units of our ultimate parent

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Peak Holdings LLC. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable were $565 and were fully paid in January 2010.

Predecessor

Management fees

On November 25, 2003, the Company entered into a Management Agreement with JPMorgan Partners, LLC (“JPMP”) and J.W. Childs Associates, L.P. (“JWC”) whereby JPMP and JWC provide management, advisory and other services. The agreement called for quarterly payments of $125 to each of JPMP and JWC for management fees. For the period January 1, 2007 to April 1, 2007, management fees expensed and paid to JPMP and JWC were $250. In addition, the Company reimbursed JPMP and JWC for out-of-pocket expenses totaling $7 during the period January 1, 2007 to April 2, 2007.

Leases and Aircraft

The Company leased office space owned by a party related to C. Dean Metropoulos, the Company’s former Chairman. The base rent for the office is $87 annually. Rent expense was $26 during the period January 1, 2007 to April 2, 2007.

Beginning November 25, 2003, the Company began using an aircraft owned by a company indirectly owned by the former Chairman. In connection with the usage of the aircraft, the Company incurred net operating expenses of $688 during the period January 1, 2007 to April 2, 2007. The Company also incurred direct costs totaling $78 during the period January 1, 2007 to April 2, 2007 that were reimbursed to the Company by the owner of the aircraft.

Effective with the occurrence of the Blackstone Transaction, the contracts to lease the office space and aircraft were terminated. The Predecessor recorded a charge of $6.3 million related to these contract terminations. The charge was recorded in the Consolidated Statements of Operations of the Predecessor immediately prior to the Blackstone Transaction.

Debt and Interest Expense

For the period January 1, 2007 to April 2, 2007, fees and interest expense recognized in the Consolidated Statements of Operations for the debt to the related party, JPMorgan Chase Bank, amounted to $9. See Note 11.

Financial Instruments

The Company had entered into transactions for derivative financial instruments with JPMorgan Chase Bank to lower its exposure to interest rates, foreign currency, and natural gas prices. During the period January 1, 2007 to April 2, 2007, the net cash paid by the Company for the settlement of financial instruments totaled $84. See Note 14.

17. Segments

In the first quarter of 2010, we implemented a reorganization of the Company’s products into three operating segments: (i) Birds Eye Frozen, (ii) Duncan Hines Grocery and (iii) Specialty Foods. Our United States retail frozen vegetables (Birds Eye®), single-serve frozen dinners and entrées (Hungry-Man®, Swanson®), multi-

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

serve frozen dinners and entrées (Birds Eye Voila!®), frozen seafood (Van de Kamp’s®, Mrs. Paul’s®), frozen breakfast (Aunt Jemima®), bagels (Lender’s®), and frozen pizza (Celeste®) are reported in the Birds Eye Frozen Division. Our baking mixes and frostings (Duncan Hines®), shelf-stable pickles, peppers and relish (Vlasic®), barbeque sauces (Open Pit®), pie fillings (Comstock®, Wilderness®), syrups (Mrs. Butterworth’s® and Log Cabin®), salad dressing (Bernstein’s®), canned meat (Armour®, Nalley®, Brooks®) and all Canadian Operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade® and Snyder of Berlin®) and our food service and private label businesses. Prior period amounts have been reclassified for consistent presentation.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Segment performance is evaluated by the Company’s Chief Operating Decision Maker and is based on earnings before interest and taxes. Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets, including goodwill, which are identified with the operations in each segment or geographic region. Corporate assets consist of prepaid and deferred tax assets. Unallocated corporate expenses consist of corporate overhead such as executive management, finance and legal functions and, in 2008, the gain on litigation settlement, and in 2009 the Birds Eye transaction costs.

	Successor			Predecessor
SEGMENT INFORMATION	Fiscal year ended December 27, 2009	Fiscal year ended December 28, 2008	39 weeks ended December 30, 2007	13 weeks ended April 2, 2007
Net sales
Birds Eye Frozen Division	$473,305	$457,480	$327,400	$137,015
Duncan Hines Grocery Division	854,737	803,991	605,646	172,756
Specialty Foods Division	314,889	294,937	204,852	66,816

Total	$1,642,931	$1,556,408	$1,137,898	$376,587

Earnings before interest and taxes
Birds Eye Frozen Division	$38,665	$20,966	$34,613	$6,551
Duncan Hines Grocery Division	145,861	135,575	73,809	25,956
Specialty Foods Division	6,740	(1,997)	(2,126)	505
Unallocated corporate expenses	(45,308)	(3,128)	(6,784)	(54,784)

Total	$145,958	$151,416	$99,512	$(21,772)

Depreciation and amortization
Birds Eye Frozen Division	$22,547	$20,071	$14,127	$3,563
Duncan Hines Grocery Division	22,716	22,196	15,237	3,971
Specialty Foods Division	20,205	20,242	16,307	2,629

Total	$65,468	$62,509	$45,671	$10,163

Capital expenditures
Birds Eye Frozen Division	$34,835	$14,130	$11,616	$2,129
Duncan Hines Grocery Division	14,442	14,626	8,739	3,216
Specialty Foods Division	3,953	3,842	2,580	811

Total	$53,230	$32,598	$22,935	$6,156

GEOGRAPHIC INFORMATION
Net sales
United States	$1,625,434	$1,524,030	$1,105,554	$368,278
Canada	72,808	77,853	66,678	17,015
Intercompany	(55,311)	(45,475)	(34,334)	(8,706)

Total	$1,642,931	$1,556,408	$1,137,898	$376,587

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

SEGMENT INFORMATION	December 27, 2009	December 28, 2008
Total assets
Birds Eye Frozen Division	$2,057,562	$758,918
Duncan Hines Frozen Division	1,945,986	1,660,992
Specialty Foods Division	503,395	208,470
Corporate	31,555	3,820

Total	$4,538,498	$2,632,200

GEOGRAPHIC INFORMATION

Long-lived assets
United States	$412,171	$260,758
Canada	37	40

Total	$412,208	$260,798

18. Quarterly Results (Unaudited)

Summarized quarterly financial data is presented below

	Quarter Ended
	March 2009	June 2009	September 2009	December 2009	Fiscal 2009
Net sales	$427,408	$408,822	$394,185	$412,516	$1,642,931
Cost of products sold	339,993	318,152	298,606	306,876	1,263,627

Gross profit	87,415	90,670	95,579	105,640	379,304

Net (loss) earnings	(2,100)	2,525	10,393	291,785	302,603

	Quarter Ended
	March 2008	June 2008	September 2008	December 2008	Fiscal 2008
Net sales	$362,171	$390,131	$389,228	$414,878	$1,556,408
Cost of products sold	286,755	303,057	303,986	324,131	1,217,929

Gross profit	75,416	87,074	85,242	90,747	338,479

Net (loss) earnings	(7,347)	(12,566)	1,419	(10,087)	(28,581)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Net earnings during fiscal 2009 and fiscal 2008 were affected by the following unusual charges:

	Quarter Ended
	March 2009	June 2009	September 2009	December 2009
Cost of Product Sold
Write up of inventory to fair value (See Note 3)				525
Other expense (income), net
Merger related costs - Birds Eye Acquisition (See Note 3)				24,090
Impairment and restructuring charges (a)				1,300
Administrative expenses
Severance costs (b)		2,377
Interest expense
Amortization of deferred mark-to-market on terminated swap (see Note 14)	1,312	1,082	1,040	995
Provision (benefit) for income taxes (c)				$(315,600)

	Quarter Ended
	March 2008	June 2008	September 2008	December 2008
Other expense (income), net
Gain on litigation settlement (See Note 8)	(9,988)
Impairment and restructuring charges (a)				15,100

Interest expense
Unfavorable Mark to Market Adjustment (see Note 14)				5,483
Amortization of deferred mark-to-market on terminated swap (see Note 14)				1,259

(a)	Impairment and restructuring charges consist of the following:
•	Fourth quarter 2009 – Impairment charge for the Swanson tradename.
•	Fourth quarter 2008 – Impairment charges for Van de Kamp’s ($8,000), Mrs. Paul’s ($5,600), Lenders ($900) and Open Pit ($600) tradenames.
(b)	In July of 2009, Jeffrey P. Ansell left his position as Chief Executive Officer and as a Director of the Company to pursue other interests, effective July 10, 2009. As a result of the change, we recorded a provision for severance in the amount of $2,377.
(c)	Includes the reversal of the deferred tax valuation allowance. (see Note 13).

19. Guarantor and Nonguarantor Statements

In connection with the Blackstone Transaction described in Note 1 and as a part of the related financings, the Company issued $325 million of 9.25% Senior Notes and $250 million ($199 million outstanding as of December 27, 2009) of 10.625% Senior Subordinated Notes in private placements pursuant to Rule 144A and Regulation S. An additional $300 million of Senior Notes were issued on December 23, 2009, in connection with the Birds Eye Acquisition.

The Senior Notes are general unsecured obligations of the Company, effectively subordinated in right of payment to all existing and future senior secured indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The Senior Subordinated Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company.

The following consolidating financial information presents:

(1)	(a) Consolidating balance sheets as of December 27, 2009 and December 28, 2008 for the Successor.

(b) The related consolidating statements of operations for the Company, all guarantor subsidiaries and the non-guarantor subsidiaries for the following:

i.	Successor’s fiscal year ended December 27, 2009.

ii.	Successor’s fiscal year ended December 28, 2008.

iii.	Successor’s 39 weeks ended December 30, 2007.

iv.	Predecessor’s 13 weeks ended April 2, 2007, immediately prior to the Blackstone Transaction.

(c) The related consolidating statements of cash flows for the Company, all guarantor subsidiaries and the nonguarantor subsidiaries for the following:

i.	Successor’s fiscal year ended December 27, 2009.

ii.	Successor’s fiscal year ended December 28, 2008.

iii.	Successor’s 39 weeks ending December 30, 2007.

iv.	Predecessor’s 13 weeks ended April 2, 2007, immediately prior to the Blackstone Transaction.

(2)	Elimination entries necessary to consolidate the Company with its guarantor subsidiaries and non-guarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions and include a reclassification entry of net non-current deferred tax assets to non-current deferred tax liabilities.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidating Balance Sheet

December 27, 2009

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations and Reclassifications	Consolidated Total
Current assets:
Cash and cash equivalents	$—	$68,249	$5,625	$—	$73,874
Accounts receivable, net	—	152,961	5,043	—	158,004
Intercompany accounts receivable	—	68,227	—	(68,227)	—
Inventories, net	—	384,787	5,180	—	389,967
Other current assets	9,200	17,060	700	—	26,960
Deferred tax assets	—	24,839	831	—	25,670

Total current assets	9,200	716,123	17,379	(68,227)	674,475

Plant assets, net	—	412,171	37	—	412,208
Investment in subsidiaries	1,642,385	4,695	—	(1,647,080)	—
Intercompany note receivable	2,044,797	—	—	(2,044,797)	—
Tradenames	—	1,658,812	—	—	1,658,812
Other assets, net	57,062	176,761	—	—	233,823
Deferred tax assets	115,733	—	—	(115,733)	—
Goodwill	—	1,559,180	—	—	1,559,180

Total assets	$3,869,177	$4,527,742	$17,416	$(3,875,837)	$4,538,498

Current liabilities:
Short-term borrowings	$—	$1,232	$—	$—	$1,232
Current portion of long-term obligations	37,170	1,058	—	—	38,228
Accounts payable	—	129,142	1,218	—	130,360
Intercompany accounts payable	60,376	—	7,851	(68,227)	—
Accrued trade marketing expense	—	46,067	2,981	—	49,048
Accrued liabilities	29,150	100,214	671	—	130,035
Accrued income taxes	—	455	—	—	455

Total current liabilities	126,696	278,168	12,721	(68,227)	349,358

Long-term debt	2,846,983	2,268	—	—	2,849,251
Intercompany note payable	—	2,044,797	—	(2,044,797)	—
Pension and other postretirement benefits	—	82,437	—	—	82,437
Other long-term liabilities	21,145	18,238	—	—	39,383
Deferred tax liabilities	—	459,449	—	(115,733)	343,716

Total liabilities	2,994,824	2,885,357	12,721	(2,228,757)	3,664,145

Commitments and contingencies	—	—	—	—	—

Shareholder’s equity:
Pinnacle Common Stock, $.01 par value	$—	$—	$—	$—	—
Additional paid-in-capital	693,196	1,284,155	2,324	(1,286,479)	693,196
Notes receivable from officers	(565)	—	—	—	(565)
Retained earnings (accumulated deficit)	225,313	378,809	5,341	(384,150)	225,313
Accumulated other comprehensive (loss) income	(43,591)	(20,579)	(2,970)	23,549	(43,591)

Total shareholder’s equity	874,353	1,642,385	4,695	(1,647,080)	874,353

Total liabilities and shareholder’s equity	$3,869,177	$4,527,742	$17,416	$(3,875,837)	$4,538,498

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidating Balance Sheet

December 28, 2008

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations and Reclassifications	Consolidated Total
Current assets:
Cash and cash equivalents	$—	$2,257	$2,004	$—	$4,261
Accounts receivable, net	—	86,860	5,311	—	92,171
Intercompany accounts receivable	—	166,077	761	(166,838)	—
Inventories, net	—	186,197	4,666	—	190,863
Other current assets	5,346	3,839	386	—	9,571
Deferred tax assets	—	3,644	—	—	3,644

Total current assets	5,346	448,874	13,128	(166,838)	300,510

Plant assets, net	—	260,758	40	—	260,798
Investment in subsidiaries	1,342,914	6,788	—	(1,349,702)	—
Intercompany note receivable	923,478	—	—	(923,478)	—
Tradenames	—	910,112	—	—	910,112
Other assets, net	26,964	139,649	—	—	166,613
Goodwill	—	994,167	—	—	994,167

Total assets	$2,298,702	$2,760,348	$13,168	$(2,440,018)	$2,632,200

Current liabilities:
Short-term borrowings	$26,000	$163	$—	$—	$26,163
Current portion of long-term obligations	12,500	250	—	—	12,750
Accounts payable	—	65,220	1,731	—	66,951
Intercompany accounts payable	166,456	—	382	(166,838)	—
Accrued trade marketing expense	—	29,203	4,090	—	33,293
Accrued liabilities	28,408	40,427	177	—	69,012
Accrued income taxes	—	20	—	—	20

Total current liabilities	233,364	135,283	6,380	(166,838)	208,189

Long-term debt	1,745,875	564	—	—	1,746,439
Intercompany note payable	—	923,478	—	(923,478)	—
Pension and other postretirement benefits	—	36,869	—	—	36,869
Other long-term liabilities	11,890	2,539	—	—	14,429
Deferred tax liabilities	—	318,701	—	—	318,701

Total liabilities	1,991,129	1,417,434	6,380	(1,090,316)	2,324,627

Commitments and contingencies	—	—	—	—	—

Shareholder’s equity:
Pinnacle Common Stock, $.01 par value	—	—	—	—	—
Additional paid-in-capital	427,323	1,284,155	2,324	(1,286,479)	427,323
Retained earnings (accumulated deficit)	(77,290)	84,386	4,967	(89,353)	(77,290)
Accumulated other comprehensive (loss) income	(42,460)	(25,627)	(503)	26,130	(42,460)

Total shareholder’s equity	307,573	1,342,914	6,788	(1,349,702)	307,573

Total liabilities and shareholder’s equity	$2,298,702	$2,760,348	$13,168	$(2,440,018)	$2,632,200

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidated Statement of Operations - Successor

For the fiscal year ended December 27, 2009

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations and Reclassifications	Consolidated Total
Net sales	$—	$1,625,434	$72,808	$(55,311)	$1,642,931
Cost of products sold	508	1,253,937	63,736	(54,554)	1,263,627

Gross profit	(508)	371,497	9,072	(757)	379,304

Operating expenses
Marketing and selling expenses	662	117,724	5,447	—	123,833
Administrative expenses	4,590	55,859	2,288	—	62,737
Research and development expenses	74	4,488	—	—	4,562
Intercompany royalties	—	—	61	(61)	—
Intercompany technical service fees	—	—	696	(696)	—
Other expense (income), net	—	42,214	—	—	42,214
Equity in (earnings) loss of investees	(294,423)	(374)	—	294,797	—

Total operating expenses	(289,097)	219,911	8,492	294,040	233,346

Earnings before interest and taxes	288,589	151,586	580	(294,797)	145,958

Intercompany interest (income) expense	(25,188)	25,188	—	—	—
Interest expense	121,170	(5)	2	—	121,167
Interest income	—	82	7	—	89

Earnings (loss) before income taxes	192,607	126,485	585	(294,797)	24,880
Provision (benefit) for income taxes	(109,996)	(167,938)	211	—	(277,723)

Net earnings (loss)	$302,603	$294,423	$374	$(294,797)	$302,603

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidated Statement of Operations - Successor

For the fiscal year ended December 28, 2008

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations and Reclassifications	Consolidated Total
Net sales	$—	$1,524,033	$77,850	$(45,475)	$1,556,408
Cost of products sold	57	1,201,233	61,312	(44,673)	1,217,929

Gross profit	(57)	322,800	16,538	(802)	338,479

Operating expenses
Marketing and selling expenses	77	104,064	7,231	—	111,372
Administrative expenses	2,876	42,673	2,283	—	47,832
Research and development expenses	8	3,488	—	—	3,496
Intercompany royalties	—	—	67	(67)	—
Intercompany technical service fees	—	—	735	(735)	—
Other expense (income), net	—	24,363	—	—	24,363
Equity in (earnings) loss of investees	(67,485)	(4,075)	—	71,560	—

Total operating expenses	(64,524)	170,513	10,316	70,758	187,063

Earnings before interest and taxes	64,467	152,287	6,222	(71,560)	151,416

Intercompany interest (income) expense	(59,036)	59,036	—	—	—
Interest expense	152,084	1,186	10	—	153,280
Interest income	—	264	55	—	319

(Loss) earnings before income taxes	(28,581)	92,329	6,267	(71,560)	(1,545)
Provision for income taxes	—	24,844	2,192	—	27,036

Net (loss) earnings	$(28,581)	$67,485	$4,075	$(71,560)	$(28,581)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC Consolidated Statement of Operations - Successor For the 39 weeks ended December 30, 2007
	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations and Reclassifications	Consolidated Total
Net sales	$—	$1,105,553	$66,679	$(34,334)	$1,137,898
Cost of products sold	—	877,111	51,868	(33,673)	895,306

Gross profit	—	228,442	14,811	(661)	242,592

Operating Expenses
Marketing and selling expenses	—	81,671	5,738	—	87,409
Administrative expenses	2,519	36,336	1,860	—	40,715
Research and development expenses	—	2,928	—	—	2,928
Intercompany royalties	—	—	96	(96)	—
Intercompany technical service fees	—	—	565	(565)	—
Other expense (income), net	(5,670)	17,693	5	—	12,028
Equity in (earnings) loss of investees	(16,901)	(4,168)	—	21,069	—

Total operating expenses	(20,052)	134,460	8,264	20,408	143,080

Earnings before interest and taxes	20,052	93,982	6,547	(21,069)	99,512

Intercompany interest (income) expense	(55,545)	55,545	—	—	—
Interest expense	124,306	198	—	—	124,504
Interest income	—	975	54	—	1,029

(Loss) earnings before income taxes	(48,709)	39,214	6,601	(21,069)	(23,963)
Provision for income taxes	—	22,313	2,433	—	24,746

Net (loss) earnings	$(48,709)	$16,901	$4,168	$(21,069)	$(48,709)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Group Inc. Consolidated Statement of Operations - Predecessor For the 13 weeks ended April 2, 2007
	Pinnacle Foods Group, Inc.	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations and Reclassifications	Consolidated Total
Net sales	$233,444	$134,834	$17,015	$(8,706)	$376,587
Cost of products sold	171,438	116,165	14,062	(8,474)	293,191

Gross profit	62,006	18,669	2,953	(232)	83,396
Operating expenses
Marketing and selling expenses	22,677	9,927	2,371	—	34,975
Administrative expenses	12,667	4,697	350	—	17,714
Research and development expenses	1,056	381	—	—	1,437
Intercompany royalties	—	—	57	(57)	—
Intercompany technical service fees	—	—	175	(175)	—
Other expense (income), net	41,833	8,797	412	—	51,042
Equity in loss (earnings) of investees	6,018	254	—	(6,272)	—

Total operating expenses	84,251	24,056	3,365	(6,504)	105,168

Loss before interest and taxes	(22,245)	(5,387)	(412)	6,272	(21,772)
Intercompany interest (income) expense	(465)	465	—	—	—
Interest expense	39,067	12	—	—	39,079
Interest income	—	472	14	—	486

Loss before income taxes	(60,847)	(5,392)	(398)	6,272	(60,365)
Provision (benefit) for income taxes	5,802	626	(144)	—	6,284

Net loss	$(66,649)	$(6,018)	$(254)	$6,272	$(66,649)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC Consolidating Statement of Cash Flows - Successor For the fiscal year ended December 27, 2009
	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations and Reclassifications	Consolidated Total
Cash flows from operating activities
Net earnings (loss) from operations	$302,603	$294,423	$374	($294,797)	$302,603
Non-cash charges (credits) to net earnings (loss)
Depreciation and amortization	—	65,453	15	—	65,468
Restructuring and impairment charges	—	1,300	—	—	1,300
Amortization of debt acquisition costs	10,230	—	—	—	10,230
Amortization of deferred mark-to-market adjustment on terminated swap	4,429	—	—	—	4,429
Amortization of discount on term loan	28	—	—	—	28
Change in value of financial instruments	17	(309)	—	—	(292)
Equity in loss (earnings) of investees	(294,423)	(374)	—	294,797	—
Stock-based compensation charges	—	3,190	—	—	3,190
Postretirement healthcare benefits	—	(25)	—	—	(25)
Pension expense	—	2,126	—	—	2,126
Other long-term assets	—	(1,007)	—	—	(1,007)
Other long-term liabilities	—	1,160	—	—	1,160
Deferred income taxes	(109,996)	(167,715)	—	—	(277,711)
Changes in working capital, net of acquisitions
Accounts receivable	—	1,595	1,110	—	2,705
Intercompany accounts receivable/payable	(103,110)	99,200	3,910	—	(0)
Inventories	—	12,560	226	—	12,786
Accrued trade marketing expense	—	(3,002)	(1,757)	—	(4,759)
Accounts payable	—	(12,583)	(787)	—	(13,370)
Accrued liabilities	(1,549)	20,868	466	—	19,785
Other current assets	(9,175)	(2,975)	(253)	—	(12,403)

Net cash provided by operating activities	(200,946)	313,886	3,303	—	116,243

Cash flows from investing activities
Payments for business acquisitions, net of cash acquired	—	(1,314,746)	—	—	(1,314,746)
Capital expenditures	—	(52,030)	—	—	(52,030)

Net cash used in investing activities	—	(1,366,776)	—	—	(1,366,776)

Cash flows from financing activities
Change in bank overdrafts	—	(2,602)	—	—	(2,602)
Repayment of capital lease obligations	—	(345)	—	—	(345)
Intercompany loans	(1,376,705)	1,376,705	—	—	—
Repayments of intercompany loans	255,945	(255,945)	—	—	—
Equity contributions	264,325	—	—	—	264,325
Reduction of equity contributions	(2,207)	—	—	—	(2,207)
Debt acquisition costs	(40,162)	—	—	—	(40,162)
Proceeds from bank term loans	838,250	—	—	—	838,250
Proceeds from bond issuances	300,000	—	—	—	300,000
Proceeds from short-term borrowing	—	1,921	—	—	1,921
Repayments of short-term borrowing	—	(852)	—	—	(852)
Borrowings under revolving credit facility	74,888	—	—	—	74,888
Repayments of revolving credit facility	(100,888)	—	—	—	(100,888)
Repayments of Successor’s long term obligations	(12,500)	—	—	—	(12,500)

Net cash provided by (used in) financing activities	200,946	1,118,882	—	—	1,319,828

Effect of exchange rate changes on cash	—	—	318	—	318
Net change in cash and cash equivalents	—	65,992	3,621	—	69,613
Cash and cash equivalents-beginning of period	—	2,257	2,004	—	4,261

Cash and cash equivalents-end of period	$—	$68,249	$5,625	$—	$73,874

Supplemental disclosures of cash flow information:
Interest paid	$117,466	$4	$(2)	$—	$117,468
Interest received	—	82	7	—	89
Income taxes paid	—	201	388	—	589
Non-cash investing activity:
Capital lease activity	—	(1,200)	—	—	(1,200)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC Consolidating Statement of Cash Flows - Successor For the fiscal year ended December 28, 2008
	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations and Reclassifications	Consolidated Total
Cash flows from operating activities
Net (loss) earnings from operations	$(28,581)	$67,485	$4,075	$(71,560)	$(28,581)
Non-cash charges (credits) to net (loss) earnings
Depreciation and amortization	—	62,495	14	—	62,509
Restructuring and impairment charges	—	15,100	—	—	15,100
Amortization of debt acquisition costs	4,714	—	—	—	4,714
Amortization of deferred mark-to-market adjustment on terminated swap	1,259	—	—	—	1,259
Gain on litigation settlement	—	(9,988)	—	—	(9,988)
Change in value of financial instruments	5,489	(2,142)	—	—	3,347
Equity in loss (earnings) of investees	(67,485)	(4,075)	—	71,560	—
Stock-based compensation charges	—	806	—	—	806
Postretirement healthcare benefits	—	(25)	—	—	(25)
Pension expense	—	(996)	—	—	(996)
Other long-term liabilities	—	(320)	—	—	(320)
Deferred income taxes	—	24,757	—	—	24,757
Termination of derivative contracts	(17,030)	—	—	—	(17,030)
Changes in working capital, net of acquisition
Accounts receivable	654	6,721	(685)	—	6,690
Intercompany accounts receivable/payable	100,779	(102,227)	1,448	—	—
Inventories	—	(26,073)	532	—	(25,541)
Accrued trade marketing expense	—	3,699	1,189	—	4,888
Accounts payable	—	3,800	(381)	—	3,419
Accrued liabilities	(10,543)	(14,255)	(4,669)	—	(29,467)
Other current assets	(4,940)	6,241	(83)	—	1,218

Net cash (used in) provided by operating activities	(15,684)	31,003	1,440	—	16,759

Cash flows from investing activities
Capital expenditures	—	(32,598)	—	—	(32,598)

Net cash used in investing activities	—	(32,598)	—	—	(32,598)

Cash flows from financing activities
Repayment of capital lease obligations	—	(238)	—	—	(238)
Equity contribution	234	—	—	—	234
Reduction of equity contributions	(471)	—	—	—	(471)
Debt acquisition costs	(704)	—	—	—	(704)
Proceeds from short-term borrowings	—	324	—	—	324
Repayments of short-term borrowings	—	(1,531)	—	—	(1,531)
Borrowings under revolving credit facility	101,008	—	—	—	101,008
Repayments of revolving credit facility	(75,008)	—	—	—	(75,008)
Repayments of long term obligations	(9,375)	—	—	—	(9,375)

Net cash provided by financing activities	15,684	(1,445)	—	—	14,239

Effect of exchange rate changes on cash			(138)		(138)
Net change in cash and cash equivalents	—	(3,040)	1,302	—	(1,738)
Cash and cash equivalents-beginning of period	—	5,297	702	—	5,999

Cash and cash equivalents-end of period	$—	$2,257	$2,004	$—	$4,261

Supplemental disclosures of cash flow information:
Interest paid	$167,453	$295	$—	$—	$167,748
Interest received	—	272	47	—	319
Income taxes paid	—	(277)	(4,059)	—	(4,336)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC Consolidating Statement of Cash Flows - Successor For the 39 weeks ended December 30, 2007
	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations and Reclassifications	Consolidated Total
Cash flows from operating activities
Net (loss) earnings from operations	$(48,709)	$16,901	$4,168	$(21,069)	(48,709)
Non-cash charges (credits) to net (loss) earnings
Depreciation and amortization	—	45,660	11	—	45,671
Restructuring and impairment charges	—	1,200	—	—	1,200
Amortization of debt acquisition costs	7,758	—	—	—	7,758
Gain on extinguishment of subordinate notes	(5,670)	—	—	—	(5,670)
Change in value of financial instruments	—	177	—	—	177
Equity in (earnings) loss of investees	(16,901)	(4,168)	—	21,069	—
Stock-based compensation charges	—	2,468	—	—	2,468
Postretirement healthcare benefits	—	(8,046)	—	—	(8,046)
Pension expense	—	41	—	—	41
Other long-term liabilities		(236)			(236)
Deferred income taxes	—	22,173	—	—	22,173
Changes in working capital, net of acquisition
Accounts receivable	(654)	5,542	(61)	—	4,827
Intercompany accounts receivable/payable	121,047	(119,526)	(1,521)	—	—
Inventories	—	33,869	(1,168)	—	32,701
Accrued trade marketing expense	—	(11,263)	(113)	—	(11,376)
Accounts payable	—	(6,304)	(1,438)	—	(7,742)
Accrued liabilities	37,626	(13,445)	(369)	—	23,812
Other current assets	—	846	244	—	1,090

Net cash provided by (used in) operating activities	94,497	(34,111)	(247)	—	60,139

Cash flows from investing activities
Payments for business acquisitions, net of cash acquired	(1,325,980)	5,549	813	—	(1,319,618)
Capital expenditures	—	(22,920)	(15)	—	(22,935)
Sale of plant assets	—	2,200	—	—	2,200

Net cash (used in) provided by investing activities	(1,325,980)	(15,171)	798	—	(1,340,353)

Cash flows from financing activities
Change in bank overdrafts	—	—	—	—	—
Repayment of capital lease obligations	—	(227)	—	—	(227)
Equity contributions	420,664	—	—	—	420,664
Reduction of equity contributions	(391)	—	—	—	(391)
Debt acquisition costs	(39,863)	—	—	—	(39,863)
Proceeds from bank term loan	1,250,000	—	—	—	1,250,000
Proceeds from bond issuances	575,000	—	—	—	575,000
Proceeds from notes payable borrowing	50,000	3,438	—	—	53,438
Repayments of notes payable	(50,000)	(2,068)	—	—	(52,068)
Repurchase of subordinate notes	(44,199)	—	—	—	(44,199)
Intercompany loans	(923,478)	923,478	—	—	—
Repayments of Successor’s long term obligations	(6,250)	—	—	—	(6,250)
Repayments of Predecessor’s long term obligations	—	(870,042)	—	—	(870,042)

Net cash provided by financing activities	1,231,483	54,579	—	—	1,286,062

Effect of exchange rate changes on cash	—	—	151	—	151

Net change in cash and cash equivalents	—	5,297	702	—	5,999
Cash and cash equivalents - beginning of period	—	—	—	—	—

Cash and cash equivalents - end of period	$—	$5,297	$702	$—	$5,999

Supplemental disclosures of cash flow information:
Interest paid	$79,575	$22,160	$—	$—	$101,735
Interest received	—	975	54	—	1,029
Income taxes paid	—	22	137	—	159
Non-cash investing activity:
Capital lease activity	—	—	—	—	—
Non-cash financing activity:
Equity contribution	4,013	—	—	—	4,013

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Group Inc. Consolidating Statement of Cash Flows - Predecessor For the 13 weeks ended April 2, 2007
	Pinnacle Foods Group Inc.	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations and Reclassifications	Consolidated Total

Cash flows from operating activities
Net loss	$(66,649)	$(6,018)	$(254)	$6,272	$(66,649)
Non-cash charges (credits) to net loss
Depreciation and amortization	6,401	3,749	13	—	10,163
Amortization of debt acquisition costs	26,049	—	—	—	26,049
Amortization of bond premium	(5,360)	—	—	—	(5,360)
Change in value of financial instruments	1,247	—	—	—	1,247
Stock-based compensation charges	8,778	—	—	—	8,778
Equity in loss of investees	6,018	254	—	(6,272)	—
Postretirement healthcare benefits	366	(72)	—	—	294
Pension expense	125	235	—	—	360
Other long-term liabilities	2,375	89	—	—	2,464
Deferred income taxes	5,573	819	—	—	6,392
Changes in working capital
Accounts receivable	(9,951)	(8,049)	(339)	—	(18,339)
Intercompany accounts receivable/payable	19,760	(22,723)	2,963	—	—
Inventories	7,237	13,573	(765)	—	20,045
Accrued trade marketing expense	(540)	3,835	(541)	—	2,754
Accounts payable	5,734	7,694	858	—	14,286
Accrued liabilities	42,880	10,382	78	—	53,340
Other current assets	759	(622)	(277)	—	(140)

Net cash provided by operating activities	50,802	3,146	1,736	—	55,684

Cash flows from investing activities
Capital expenditures	(2,846)	(2,165)	(16)	—	(5,027)

Net cash used in investing activities	(2,846)	(2,165)	(16)	—	(5,027)

Cash flows from financing activities
Change in bank overdrafts	—	—	(908)	—	(908)
Repayment of capital lease obligations	(10)	(45)	—	—	(55)
Equity contributions	26	—	—	—	26
Repayments of notes payable	—	(210)	—	—	(210)
Repayments of long term obligations	(45,146)	—	—	—	(45,146)

Net cash used in financing activities	(45,130)	(255)	(908)	—	(46,293)

Effect of exchange rate changes on cash	—	—	—	—	—
Net change in cash and cash equivalents	2,826	726	812	—	4,364
Cash and cash equivalents - beginning of period	2	12,335	—	—	12,337

Cash and cash equivalents - end of period	$2,828	$13,061	$812	$—	$16,701

Supplemental disclosures of cash flow information:
Interest paid	$9,123	$12	$—	$—	$9,135
Interest received	—	472	14	—	486
Income taxes refunded (paid)	—	119	(222)	—	(103)
Non-cash investing activity:
Capital leases	—	(1,129)	—	—	(1,129)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(thousands of dollars)

	Six months ended
	June 27, 2010	June 28, 2009
Net sales	$1,232,516	$836,230
Cost of products sold	934,848	658,145

Gross profit	297,668	178,085

Operating expenses
Marketing and selling expenses	91,327	64,957
Administrative expenses	60,492	29,503
Research and development expenses	4,548	2,117
Other (income) expense, net	8,809	8,394

Total operating expenses	165,176	104,971

Earnings before interest and taxes	132,492	73,114

Interest expense	108,714	58,268
Interest income	157	13

Earnings before income taxes	23,935	14,859
Provision for income taxes	5,831	14,434

Net earnings	$18,104	$425

See accompanying Notes to Unaudited Consolidated Financial Statements

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (unaudited)

(thousands of dollars)

	June 27, 2010	December 27, 2009
Current assets:
Cash and cash equivalents	$142,827	$73,874
Accounts receivable, net	155,623	158,004
Inventories, net	296,646	389,967
Other current assets	28,603	26,960
Deferred tax assets	35,657	25,670

Total current assets	659,356	674,475

Plant assets, net	421,666	412,208
Tradenames	1,658,812	1,658,812
Other assets, net	218,352	233,823
Goodwill	1,559,180	1,559,180

Total assets	$4,517,366	$4,538,498

Current liabilities:
Short-term borrowings	$378	$1,232
Current portion of long-term obligations	4,336	38,228
Accounts payable	108,169	130,360
Accrued trade marketing expense	39,669	49,048
Accrued liabilities	152,586	130,035
Accrued income taxes	2,353	455

Total current liabilities	307,491	349,358

Long-term debt (includes $129,310 and $109,237 owed to related parties)	2,855,496	2,849,251
Pension and other postretirement benefits	78,454	82,437
Other long-term liabilities	34,508	39,383
Deferred tax liabilities	352,890	343,716

Total liabilities	3,628,839	3,664,145

Commitments and contingencies

Shareholder’s equity:
Pinnacle Common stock: par value $.01 per share, 100 shares authorized, issued 100 shares	—	—
Additional paid-in-capital	693,052	693,196
Notes receivable from officers	—	(565)
Retained earnings	243,417	225,313
Accumulated other comprehensive (loss) income	(47,942)	(43,591)

Total shareholder’s equity	888,527	874,353

Total liabilities and shareholder’s equity	$4,517,366	$4,538,498

See accompanying Notes to Consolidated Financial Statements

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(thousands of dollars)

	Six months ended
	June 27, 2010	June 28, 2009
Cash flows from operating activities
Net earnings from operations	$18,104	$425
Non-cash charges (credits) to net earnings
Depreciation and amortization	38,677	32,472
Amortization of discount on term loan	1,374	—
Amortization of debt acquisition costs	6,582	2,367
Amortization of deferred mark-to-market adjustment on terminated swaps	1,829	2,394
Change in value of financial instruments	1,251	110
Stock-based compensation charge	410	453
Postretirement healthcare benefits	(24)	(13)
Pension expense net of contributions	(464)	1,316
Other long-term liabilities	1,276	1,151
Other long term assets	156	(1,297)
Deferred income taxes	(3,957)	15,037
Changes in working capital
Accounts receivable	2,487	(3,278)
Inventories	93,685	4,935
Accrued trade marketing expense	(9,441)	(3,653)
Accounts payable	(8,070)	14,933
Accrued liabilities	13,327	1,475
Other current assets	(4,650)	(1,432)

Net cash provided by operating activities	152,552	67,395

Cash flows from investing activities
Capital expenditures	(37,534)	(31,145)

Net cash used in investing activities	(37,534)	(31,145)

Cash flows from financing activities
Change in bank overdrafts	(14,305)	—
Repayment of capital lease obligations	(876)	(138)
Repayment of notes receivable from officers	565	—
Equity contributions	350	250
Repurchases of equity	(904)	(5)
Debt acquisition costs	(17)	—
Borrowings under revolving credit facility	—	32,208
Repayments of revolving credit facility	—	(58,208)
Proceeds from short-term borrowings	497	—
Repayments of short-term borrowings	(1,350)	(163)
Repayments of long term obligations	(30,143)	(6,250)

Net cash used in financing activities	(46,183)	(32,306)

Effect of exchange rate changes on cash	118	122

Net change in cash and cash equivalents	68,953	4,066
Cash and cash equivalents - beginning of period	73,874	4,261

Cash and cash equivalents - end of period	$142,827	$8,327

Supplemental disclosures of cash flow information:
Interest paid	$84,074	$65,128
Interest received	157	13
Income taxes paid	5,858	578
Non-cash investing activity:
Capital lease activity	(1,998)	(1,227)

See accompanying Notes to Unaudited Consolidated Financial Statements

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS EQUITY (unaudited)

(thousands of dollars, except share amounts)

			Additional Paid In Capital	Notes Receivable From Officers	Retained earnings (Accumulated Deficit)	Accumulated Other Comprehensive (Loss) Income	Total Shareholder’s Equity

	Common Stock
	Shares	Amount
Balance at December 28, 2008	100	$—	$427,323	$—	$(77,290)	$(42,460)	$307,573

Equity contributions:
Cash			250				250
Repurchases of equity			(5)				(5)
Equity related compensation			453				453
Comprehensive income:
Net earnings					425		425
Swap mark to market adjustments, net of income tax benefit of $43						(6,026)	(6,026)
Amortization of deferred mark-to-market adjustment on terminated swaps						2,394	2,394
Foreign currency translation						(732)	(732)

Total comprehensive loss							(3,939)

Balance at June 28, 2009	100	$—	$428,021	$—	$(76,865)	$(46,824)	$304,332

Balance at December 27, 2009	100	$—	$693,196	$(565)	$225,313	$(43,591)	$874,353

Equity contribution:
Cash			350				350
Repurchases of equity			(904)				(904)
Equity related compensation			410				410
Collection of notes receivable from officers				565			565
Comprehensive income:
Net earnings					18,104		18,104
Swap mark to market adjustments, net of tax benefit of $2,886						(4,283)	(4,283)
Amortization of deferred mark-to-market adjustment on terminated swaps, net of tax provision of $2,459						(630)	(630)
Foreign currency translation, net of tax benefit of $151						557	557
Net gain on Pension and OPEB actuarial assumptions, net of tax provision of $3,769						5	5

Total comprehensive income							13,753

Balance at June 27, 2010	100	$—	$693,052	$—	$243,417	$(47,942)	$888,527

See accompanying Notes to Unaudited Consolidated Financial Statements

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(thousands of dollars, except share amounts and where noted in millions)

1. Summary of Business Activities

Business Overview

Pinnacle Foods Finance LLC (hereafter referred to as the “Company” or “PFF”) is a leading manufacturer, marketer and distributor of high quality, branded convenience food products, the products and operations of which are managed and reported in three operating segments: (i) Birds Eye Frozen, (ii) Duncan Hines Grocery and (iii) Specialty Foods. Our United States retail frozen vegetables (Birds Eye®), single-serve frozen dinners and entrées (Hungry-Man®, Swanson®), multi-serve frozen dinners and entrées (Birds Eye Voila!®), frozen seafood (Van de Kamp’s®, Mrs. Paul’s®), frozen breakfast (Aunt Jemima®), bagels (Lender’s®), and frozen pizza (Celeste®) are reported in the Birds Eye Frozen Division. Our baking mixes and frostings (Duncan Hines®), shelf-stable pickles, peppers and relish (Vlasic®), barbeque sauces (Open Pit®), pie fillings (Comstock®, Wilderness®), syrups (Mrs. Butterworth’s® and Log Cabin®), salad dressing (Bernstein’s®), canned meat (Armour®, Nalley®, Brooks®) and all Canadian Operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade® and Snyder of Berlin®) and our food service and private label businesses.

On February 10, 2007, Crunch Holding Corp. (“CHC”), the parent company of Pinnacle Foods Group Inc. (“PFGI”), entered into an Agreement and Plan of Merger with Peak Holdings LLC (“Peak Holdings”), a Delaware limited liability company controlled by affiliates of The Blackstone Group, Peak Acquisition Corp. (“Peak Acquisition”), a wholly owned subsidiary of Peak Holdings, and Peak Finance LLC (“Peak Finance”), an indirect wholly owned subsidiary of Peak Acquisition, providing for the acquisition of CHC. Under the terms of the Agreement and Plan of Merger, the purchase price for CHC was $2,160.2 million in cash less the amount of indebtedness (including capital lease obligations) of CHC and its subsidiaries outstanding immediately prior to the closing and certain transaction costs. Pursuant to the Agreement and Plan of Merger, immediately prior to the closing, CHC contributed all of the outstanding shares of capital stock of its wholly owned subsidiary, PFGI, to a newly-formed Delaware limited liability company, PFF. At the closing, Peak Acquisition merged with and into CHC, with CHC as the surviving corporation, and Peak Finance merged with and into PFF, with PFF as the surviving entity.

As a result of the Merger, CHC became a wholly-owned subsidiary of Peak Holdings. This transaction closed on April 2, 2007 (the “Blackstone Transaction”).

On December 23, 2009 Pinnacle Foods Group LLC (“PFG LLC”), formerly known as PFGI, a subsidiary of PFF, purchased all of the outstanding common stock of Birds Eye Foods, Inc. (“Birds Eye”) (the “Birds Eye Acquisition”). See Note 3, for a full description of the transaction and brands of Birds Eye.

2. Interim Financial Statements

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the Company’s financial position as of June 27, 2010, the results of operations for the six months ended June 27, 2010 and June 28, 2009, and the cash flows for the six months ended June 27, 2010 and June 28, 2009. The results of operations are not necessarily indicative of the results to be expected for the full year. The accompanying unaudited consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 27, 2009.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

3. Acquisition

Acquisition of Birds Eye Foods, Inc.

On December 23, 2009, our wholly owned subsidiary, Pinnacle Foods Group LLC acquired all of the common stock of Birds Eye. Birds Eye’s product offering includes an expanding platform of healthy, high-quality frozen vegetables and frozen meals and a portfolio of primarily branded specialty foods which are highly-complimentary to Pinnacle’s existing product offerings. Frozen products are marketed under the Birds Eye brand name. Birds Eye markets traditional boxed and bagged frozen vegetables, as well as steamed vegetables using innovative steam-in-packaging technology, under the Birds Eye and Birds Eye Steamfresh brands. Birds Eye’s complete bagged meals, marketed under the Birds Eye Voila! brand, offer consumers value-added meal solutions that include a protein, starch, and vegetables in one convenient package. Birds Eye’s branded specialty food products hold leading market share positions in their core geographic markets, and include Comstock and Wilderness fruit pie fillings and toppings, Brooks and Nalley chili and chili ingredients, and snack foods by Tim’s Cascade and Snyder of Berlin.

The authoritative guidance for business combinations and goodwill and other intangible assets which established accounting and reporting for business combinations requires that all business combinations be accounted for using the purchase method of accounting. The guidance for goodwill and other intangible assets provides that goodwill and other intangible assets with indefinite lives are not to be amortized, but tested for impairment on an annual basis.

In December 2007, the FASB updated the authoritative guidance for business combinations. The guidance still requires business combinations to be accounted for using the purchase method of accounting, but changed the manner of applying the method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. The Birds Eye Acquisition has been accounted for in accordance with these standards.

The cost of the Birds Eye Acquisition consisted of:

Stated purchase price	$670,000
Net repayment of Birds Eye’s debt	670,383

Total cost of acquisition	$1,340,383

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The following table summarizes the allocation of the total cost of the Birds Eye Acquisition to the assets acquired and liabilities assumed:

Assets acquired:
Cash and cash equivalents	$25,637
Account receivable	67,697
Inventories	212,612
Other current assets	2,806
Assets held for sale	7,402
Deferred tax assets	797
Plant assets	146,813
Tradenames	750,000
Distributor relationships and license agreements	52,875
Goodwill	565,013
Other assets	53

Fair value of assets acquired	1,831,705
Liabilities assumed
Accounts payable	78,652
Accrued liabilities	59,455
Pension and post retirement benefit plans	49,307
Capital leases	1,657
Other long-term liabilities	14,520
Deferred tax liabilities	287,731

Total cost of acquisition	$1,340,383

Based upon the allocation, the value assigned to intangible assets and goodwill totaled $1,367.9 million. Of the total intangible assets, $48.0 million has been assigned to distributor relationships. Distributor relationships are being amortized on an accelerated basis over 30 years, this life was based on an attrition rate based on industry experience which management believes is appropriate in the Company’s circumstances. The Company has also assigned $750.0 million to the value of the tradenames acquired, of which $624.0 million is allocated to the Birds Eye Frozen segment, $90.0 million is allocated to the Duncan Hines Grocery segment and $36.0 million is allocated to the Specialty Foods segment. The values of the tradenames are not subject to amortization but are reviewed annually for impairment. Goodwill, which is also not subject to amortization, totaled $565.0 million, of which $304.6 million is allocated to the Birds Eye Frozen segment, $107.2 million is allocated to the Duncan Hines Grocery segment and $153.2 million is allocated to the Specialty Foods segment. No new tax-deductible goodwill or intangible assets were created as a result of the Birds Eye Acquisition, but historical tax-deductible goodwill and intangible assets in the amount of $79.4 million existed as of the closing of the Birds Eye Acquisition. The above allocation is subject to adjustment, pending the receipt of additional information relative to Birds Eye’s tax matters. The allocation is expected to be finalized during the fourth quarter.

In accordance with the requirements of the purchase method of accounting for acquisitions, inventories obtained in the Birds Eye Acquisition were required to be valued at fair value (net realizable value, which is defined as estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity), which is $37.6 million higher than historical manufacturing cost. Cost of products sold for the six months ended June 27, 2010, and the fiscal year ended December 27, 2009 includes pre-tax charges of $27.0 million and $0.5 million, respectively, related to the finished products at December 23, 2009, which were subsequently sold. The remaining $10.1 million will be recognized principally in the third quarter of 2010.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The Birds Eye Acquisition was financed through borrowings of $850.0 million in term loans (“the Tranche C Term Loans”), $300.0 million of 9.25% Senior Notes due 2015 (the “Senior Notes”), a $260.0 million equity contribution from The Blackstone Group L.P., a $3.1 million investment from members of the board and management, less transaction costs of $0.2 million and $24.1 million in the six months ended June 27, 2010 and fiscal year ended December 27, 2009, respectively, and deferred financing costs of $40.2 million. Included in the transaction costs of $0.2 million for the six months ended June 27, 2010 are primarily legal, accounting and other professional fees. Included in the transaction costs of $24.1 million for the fiscal year ended December 27, 2009 are: $19.3 million in merger, acquisition and advisory fees, $4.0 million in legal, accounting and other professional fees and $0.8 million in other costs. The costs are recorded in Other expense (income), net in the Consolidated Statements of Operations. The Company also incurred $11.8 million in original issue discount, in connection with the Tranche C Term Loans. This is recorded in Long-term debt on the Consolidated Balance Sheet and is being amortized over the life of the loan using the effective interest method which is consistent with the relevant authoritative guidance.

Pro forma Information

The following schedule includes consolidated statements of operations data for the unaudited pro forma results for the six months ended June 28, 2009 as if the Birds Eye Acquisition had occurred as of the beginning of fiscal 2009. The pro forma information includes the actual results with pro forma adjustments for the change in interest expense related to the Birds Eye Acquisition, purchase accounting adjustments related to fixed assets, intangible assets, pension and other post-employment benefit liabilities, and related adjustments to the provision for income taxes.

The unaudited pro forma information is provided for illustrative purposes only. It does not purport to represent what the consolidated results of operations would have been had the Birds Eye Acquisition occurred on the date indicated above, nor does it purport to project the consolidated results of operations for any future period or as of any future date.

Six Months ended June 28, 2009 (unaudited)
Net sales	$1,278,009
Earnings before interest and taxes	$138,240
Net earnings	$12,920

4. Fair Value Measurements

In January of 2010, the FASB updated the authoritative guidance for fair value disclosure. The updated guidance requires new disclosures for significant transfers in and out of Level 1 and 2 of the fair value hierarchy and activity within Level 3 of the fair value hierarchy. The update provides amendments to the level of disaggregation that an entity should provide in each class of assets and liabilities, as well as disclosures about the inputs and valuation techniques used to measure fair value. The updated guidance is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted this guidance in the first quarter of 2010 and it did not have a material impact on the Company’s consolidated financial position or results of operations.

In the first quarter of 2009, the Company adopted the authoritative guidance for fair value disclosure as it relates to nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

financial statements on at least an annual basis. The guidance for nonfinancial assets and nonfinancial liabilities defines fair value, establishes a framework for fair value disclosure in accounting principles generally accepted in the United States of America (GAAP), and expands disclosures about fair value measurements. The provisions of this guidance apply to other accounting pronouncements that require or permit fair value measurements and are to be applied prospectively with limited exceptions. The adoption of the authoritative guidance for fair value disclosure, as it relates to nonfinancial assets and nonfinancial liabilities, had no impact on the Company’s consolidated financial statements. The provisions of the authoritative guidance for fair value disclosure will be applied at such time a fair value measurement of a nonfinancial asset or nonfinancial liability is required, which may result in a fair value that is materially different than would have been calculated prior to the adoption of the guidance.

The guidance for financial assets and liabilities discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The guidance utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the Company’s assumptions.

The Company’s population of financial assets and liabilities subject to recurring fair value measurements and the required disclosures are as follows:

	Fair Value As of June 27, 2010	Fair Value Measurements Using Fair Value Hierarchy			Fair Value As of December 27, 2009	Fair Value Measurements Using Fair Value Hierarchy
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets
Interest rate derivatives	$—	$—	$—	$—	$165	$—	$165	$—
Foreign currency derivatives	—	—	—	—	—	—	—	—
Heating oil derivatives	—	—	—	—	25	—	25	—
Diesel fuel derivatives	140	—	140	—	902	—	902	—

Total assets at fair value	$140	$—	$140	$—	$1,092	$—	$1,092	$—

Liabilities
Interest rate derivatives	$28,996	$—	$28,996	$—	$21,145	$—	$21,145	$—
Foreign currency derivatives	1,634	—	1,634	—	2,522	—	2,522	—
Natural gas derivatives	126	—	126	—	57	—	57	—
Diesel fuel derivatives	427		427		—	—	—	—

Total liabilities at fair value	$31,183	$—	$31,183	$—	$23,724	$—	$23,724	$—

The Company manages economic risks, including interest rate, liquidity and credit risk, primarily by managing the amount, sources and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Below are descriptions of the techniques used to estimate the fair value of financial instruments on the Company’s financial statements as of June 27, 2010.

The valuations of these instruments are determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate and foreign exchange forward curves. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash payments (or receipts) and the discounted expected variable cash receipts (or payments). The variable cash receipts (or payments) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. To comply with the provisions of the authoritative guidance for fair value disclosure, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. The Company had no fair value measurements based upon significant unobservable inputs (Level 3) as of June 27, 2010 or December 27, 2009.

5. Other Expense (Income), net

	Six months ended
	June 27, 2010	June 28, 2009
Other expense (income), net consists of:
Amortization of intangibles/other assets	$8,585	$8,394
Birds Eye Acquisition merger-related costs	224	—

Total other expense (income), net	$8,809	$8,394

Birds Eye Acquisition merger-related costs. In connection with the Birds Eye Acquisition, as described in Note 3, the Company incurred costs of $224 in the six months ended June 27, 2010. These costs relate primarily to legal, accounting and other professional fees.

6. Inventories

	June 27, 2010	December 27, 2009
Raw materials, containers and supplies	$46,818	$40,912
Finished product	249,828	349,055

Total	$296,646	$389,967

The Company has various purchase commitments for raw materials, containers, supplies and certain finished products incident to the ordinary course of business. Such commitments are not at prices in excess of current market.

In the fourth quarter of 2009, in connection with the Birds Eye Acquisition, inventories were required to be valued at fair value, which is $37.6 million higher than historical manufacturing cost. Cost of products sold for

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

the six months ended June 27, 2010 and the fiscal year ended December 27, 2009 includes pre-tax charges of $27.0 million and $0.5 million, respectively, related to the finished products at December 23, 2009, which were subsequently sold. The remaining $10.1 million will be recognized principally in the third quarter of 2010.

7. Goodwill and Other Assets

Goodwill by segment is as follows:

	Birds Eye Frozen	Duncan Hines Grocery	Specialty Foods	Total
Balance, December 27, 2009	$575,958	$739,475	$243,747	$1,559,180

Balance, June 27, 2010	$575,958	$739,475	$243,747	$1,559,180

The authoritative guidance for business combinations requires that all business combinations be accounted for at fair value under the acquisition method of accounting. The authoritative guidance for goodwill and other intangible assets provides that goodwill and other intangible assets with indefinite lives will not be amortized, but will be tested for impairment on an annual basis or more often when events indicate.

The Blackstone Transaction was accounted for in accordance with the authoritative guidance for business combinations and resulted in $996,546 in goodwill for PFF, as of April 2, 2007.

The Birds Eye Acquisition was accounted for in accordance the authoritative guidance for business combinations and resulted in $565,013 in goodwill, as of December 27, 2009.

In the first quarter of 2010, we implemented a reorganization of the Company’s products into three operating segments: Birds Eye Frozen, Duncan Hines Grocery and Specialty Foods. Our United States retail frozen vegetables (Birds Eye®), single-serve frozen dinners and entrées (Hungry-Man®, Swanson®), multi-serve frozen dinners and entrées (Birds Eye Voila!®), frozen seafood (Van de Kamp’s®, Mrs. Paul’s®), frozen breakfast (Aunt Jemima®), bagels (Lender’s®), and frozen pizza (Celeste®) are reported in the Birds Eye Frozen Division. Our baking mixes and frostings (Duncan Hines®), shelf-stable pickles, peppers and relish (Vlasic®), barbeque sauces (Open Pit®), pie fillings (Comstock®, Wilderness®), syrups (Mrs. Butterworth’s® and Log Cabin®), salad dressing (Bernstein’s®), canned meat (Armour®, Nalley®, Brooks®) and all Canadian Operations are reported in the Duncan Hines Grocery Division. The Specialty Foods Division consists of snack products (Tim’s Cascade® and Snyder of Berlin®) and our food service and private label businesses.

As a result of the reorganization, the goodwill reallocation by segment resulted in $575,958 allocated to the Birds Eye Frozen segment, $739,475 allocated to the Duncan Hines Grocery segment and $243,747 allocated to the Specialty Foods segment.

The authoritative guidance for accounting for goodwill states that impairment is to be tested on an annual basis, unless an event occurs that could potentially reduce the fair value of a reporting unit below its book value. The Company’s reorganization into new segments constituted such a change and goodwill was tested for impairment during the first quarter which resulted in no impairment charges.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Other Assets, net

	June 27, 2010
	Weighted Avg Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangibles
Recipes	10	$52,810	$(17,163)	$35,647
Customer relationships - Distributors	36	125,438	(13,463)	111,975
Customer relationships - Food Service	7	36,143	(23,359)	12,784
Customer relationships - Private Label	7	9,214	(6,863)	2,351
License	7	4,875	(375)	4,500

Total amortizable intangibles		$228,480	$(61,223)	$167,257
Deferred financing costs		80,745	(30,415)	50,330
Notes receivable (Roskam Baking)		704	—	704
Other		61	—	61

Total other assets, net				$218,352

	December 27, 2009
	Weighted Avg Life	Gross Carrying Amount	Accumulated Amortization	Net
Amortizable intangibles
Recipes	10	$52,810	$(14,523)	$38,287
Customer relationships - Distributors	36	125,305	(10,154)	115,151
Customer relationships - Food Service	7	36,143	(21,655)	14,488
Customer relationships - Private Label	7	9,213	(6,316)	2,897
License	7	4,875	—	4,875

Total amortizable intangibles		$228,346	$(52,648)	$175,698
Deferred financing costs		80,730	(23,833)	56,897
Foreign currency swap (See Note 11)		165	—	165
Notes receivable (Roskam Baking)		1,009	—	1,009
Other		54	—	54

Total other assets, net				$233,823

Amortization during the six months ended June 27, 2010 was $8,585. Estimated amortization expense for each of the next five years and thereafter is as follows: remainder of 2010 - $8,593, 2011 - $16,167, 2012 - $15,808, 2013 - $15,471, 2014 - $12,188 and thereafter - $99,032. Amortization during the six months ended June 28, 2009 was $8,394.

Deferred financing costs, which relate to the Senior Secured Credit Facility, Senior Notes and Senior Subordinated Notes entered into in connection with the Blackstone Transaction, amounted to $40,567. Deferred

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

financing costs in connection with the Birds Eye Acquisition, amounted to $40,253. Amortization of the deferred financing costs during the six months ended June 27, 2010 was $6,582. Amortization of the deferred financing costs during the six months ended June 28, 2009 was $2,367.

In February 2009, the Company entered into an agreement with Roskam Baking, which began co-packing certain Duncan Hines products in April 2009. This agreement included a provision to loan Roskam $1,900. As of June 27, 2010 the balance of the notes receivable is $1,254, of which $550 is recorded on the Consolidated Balance Sheet in Other Current Assets and $704 is recorded in Other Assets, net. This loan is being paid back to the Company based on cases produced and will be paid back in no longer than 5 years.

8. Restructuring Charges

Rochester, NY Office

The Rochester, NY office is the former headquarters of Birds Eye Foods, Inc. which was acquired by PFG on December 23, 2009, as described in Note 3. In connection with the consolidation of activities into PFG’s New Jersey offices, the Rochester office will be closed. Notification letters under the Worker Adjustment and Retraining Notification (WARN) Act of 1988 were issued in the first quarter of 2010. Activities related to the closure of the Rochester office began in the 2nd quarter of 2010 and will result in the elimination of approximately 200 positions.

In accordance with the authoritative guidance with respect to accounting for costs associated with exit or disposal activities, the full cost of termination benefits of $7,587 related to employees who will not be retained beyond the minimum retention period were recorded in the first quarter and the full cost of termination benefits of $4,526 related to employees who will be retained beyond the minimum retention period will be recorded in the future service periods. Of the $4,526, $1,146 was recorded in the first quarter, $1,756 was recorded in the second quarter, $1,298 is expected to be recorded in the 3rd quarter and $326 is expected to be recorded in the 4th quarter.

The total cost of termination benefits recorded in the first quarter of 2010 was $8,733 and was recorded in the segments as follows: Birds Eye Frozen segment $6,172, Duncan Hines Grocery segment $1,591 and Specialty Foods segment $970. The total cost of termination benefits recorded in the second quarter of 2010 was $1,756 and was recorded in the segments as follows: Birds Eye Frozen segment $1,241, Duncan Hines Grocery segment $319 and Specialty Foods segment $196. The total cost of termination benefits for the six months ended June 27, 2010 was $10,489 and was recorded in the segments as follows: Birds Eye Frozen segment $7,413, Duncan Hines Grocery segment $1,910 and Specialty Foods segment $1,166.

The following table summarizes restructuring charges accrued as of June 27, 2010. These amounts are recorded in our Consolidated Balance Sheets, of which $6,729 is recorded in Accrued liabilities and $2,407 is recorded in Other long-term liabilities.

Restructuring Reserve
Balance as of December 27, 2009	$—
Expense	10,489
Payments	(1,353)

Balance as of June 27, 2010	$9,136

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

9. Debt and Interest Expense

	June 27, 2010	December 27, 2009
Short-term borrowings
- Revolving Credit Facility	$—	$—
- Notes payable	378	1,232

Total short-term borrowings	378	1,232

Long-term debt
- Senior Secured Credit Facility - Term Loans	$1,199,422	$1,221,875
- Senior Secured Credit Facility - Tranche C Term Loans	842,310	850,000
- 9.25% Senior Notes	625,000	625,000
- 10.625% Senior Subordinated Notes	199,000	199,000
- Unamortized discount on long term debt	(10,348)	(11,722)
- Capital lease obligations	4,448	3,326

	2,859,832	2,887,479
Less: current portion of long-term obligations	4,336	38,228

Total long-term debt	$2,855,496	$2,849,251

	Six months ended
Interest expense	June 27, 2010	June 28, 2009
Third party interest expense	$90,205	$45,654
Related party interest expense	1,399	918
Amortization of debt acquisition costs	6,658	2,367
Amortization of deferred mark-to-market adjustment on terminated swap (Note 11)	1,829	2,394
Interest rate swap losses (Note 11)	8,623	6,935

Total interest expense	$108,714	$58,268

As part of the Blackstone Transaction as described in Note 1, Peak Finance LLC entered into a $1,375.0 million credit agreement (the “Senior Secured Credit Facility”) in the form of (i) term loans in an initial aggregate amount of $1,250.0 million (the “Term Loans”) and (ii) revolving credit commitments in the initial aggregate amount of $125.0 million (the “Revolving Credit Facility”). Peak Finance LLC merged with and into PFF on April 2, 2007 at the closing of the Blackstone Transaction. The term loan matures April 2, 2014. The Revolving Credit Facility matures April 2, 2013.

As part of the Birds Eye Acquisition on December 23, 2009, as described in Note 3, the Company entered into an amendment to the Senior Secured Credit Facility in the form of (i) incremental term loans in the amount of $850.0 million (the “Tranche C Term Loans”) and (ii) an incremental revolving credit facility the amount of $25.0 million, bringing our total revolving credit commitment to $150.0 million. In connection with the Tranche C Term Loans, the Company also incurred $11.8 million in original issue discount fees. These fees are recorded in Long-term debt on the Consolidated Balance Sheet and will be amortized over the life of the loan using the effective interest method.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

There were no borrowings outstanding under the Revolving Credit Facility as of June 27, 2010 and December 27, 2009.

The total combined amount of the Term Loans and the Tranche C Term Loans that were owed to affiliates of the Blackstone Group as of June 27, 2010 and December 27, 2009, was $129,310 and $109,237, respectively.

The Company’s borrowings under the Senior Secured Credit Facility, as amended, bear interest at a floating rate and are maintained as base rate loans or as Eurocurrency rate loans. Base rate loans bear interest at the base rate plus the applicable base rate margin, as defined in the Senior Secured Credit Facility. The base rate is defined as the higher of (i) the prime rate and (ii) the Federal Reserve reported overnight funds rate plus 1/2 of 1%. Eurocurrency rate loans bear interest at the adjusted Eurocurrency rate, as described in the Senior Secured Credit Facility, plus the applicable Eurocurrency rate margin. Solely with respect to Tranche C Term Loans, the Eurocurrency rate shall be no less than 2.50% per annum. Solely with respect to Tranche C Term Loans, the base rate shall be no less than 3.50% per annum.

The applicable margins with respect to the Company’s Senior Secured Credit Facility vary from time to time in accordance with the terms thereof and agreed upon pricing grids based on the Company’s leverage ratio as defined in the credit agreement. The applicable margins with respect to the Senior Secured Credit Facility are currently:

Applicable Margin (per annum)

Revolving Credit Facilty and Letters of Credit			Term Loans		Tranche C Term Loans
Eurocurrency Rate for Revolving Loans and Letter of Credit Fees	Base Rate for Revolving Loans	Commitment Fees Rate	Eurocurrency Rate for Term Loans	Base Rate for Term Loans	Eurocurrency Rate for - Term Loan C	Base Rate for - Term Loan C
2.25%	1.25%	0.50%	2.50%	1.50%	5.00%	4.00%

The obligations under the Senior Secured Credit Facility are unconditionally and irrevocably guaranteed by each of the Company’s direct or indirect domestic subsidiaries (collectively, the "Guarantors"). In addition, the Senior Secured Credit Facility is collateralized by first priority or equivalent security interests in (i) all the capital stock of, or other equity interests in, each direct or indirect domestic subsidiary of the Company and 65% of the capital stock of, or other equity interests in, each direct foreign subsidiaries of the Company, or any of its domestic subsidiaries and (ii) certain tangible and intangible assets of the Company and those of the Guarantors (subject to certain exceptions and qualifications).

A commitment fee of 0.50% per annum is applied to the unused portion of the Revolving Credit Facility. For the six months ended June 27, 2010, the weighted average interest rate on the term loan was 4.83%. For the six months ended June 28, 2009, the weighted average interest rate on the term loan was 3.25%. For the six months ended June 28, 2009, the weighted average interest rate on the Revolving Credit Facility was 3.29%. As of June 27, 2010 and June 28, 2009, the Eurodollar interest rate on the term loan facility was 5.18% and 3.07% respectively.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The Company pays a fee for all outstanding letters of credit drawn against the Revolving Credit Facility at an annual rate equivalent to the Applicable Margin then in effect with respect to Eurodollar loans under the Revolving Credit Facility, less the fronting fee payable in respect of the applicable letter of credit. The fronting fee is equal to 0.125% per annum of the daily maximum amount then available to be drawn under such letter of credit. The fronting fees are computed on a quarterly basis in arrears. Total letters of credit issued under the Revolving Credit Facility cannot exceed $50,000 as of March 24, 2010 (previously $25,000). As of June 27, 2010 and December 27, 2009, the Company had utilized $33,503 and $22,072, respectively of the Revolving Credit Facility for letters of credit. As of June 27, 2010, there were no borrowings under the Revolving Credit Facility, therefore, of the $150,000 Revolving Credit Facility available, the Company had an unused balance of $116,497 available for future borrowing and letters of credit. As of December 27, 2009, there were no borrowings under the Revolving Credit Facility, therefore, of the $150,000 Revolving Credit Facility available, the Company had an unused balance of $127,928 available for future borrowing and letters of credit. The remaining amount that can be used for letters of credit as of June 27, 2010 and December 27, 2009 was $16,497 and $2,928, respectively.

In accordance with the “Excess Cash Flow” requirements of the Senior Secured Credit Facility the Company made a mandatory prepayment of the Term Loans of $27.0 million in March 2010. Under the terms of the Senior Secured Credit Facility, Excess cash flow is determined by taking consolidated net income (as defined) and adjusting it for certain items, including (1) all non cash charges and credits included in arriving at consolidated net income, (2) changes in working capital, (3) capital expenditures (to the extent they were not financed with debt), (4) the aggregate amount of principle payments of indebtedness and (5) certain other items defined in the Senior Secured Credit Facility. The next excess cash flow payment will be made in March 2011.

The Term Loans mature in quarterly 0.25% installments from September 2007 to December 2013 with the remaining balance due in April 2014. The aggregate maturities of the term loan outstanding as of June 27, 2010 are no payment in 2010, $2.5 million in 2011, $12.5 million in 2012, $12.5 million in 2013 and $1,171.9 million in 2014. The Tranche C Term Loans matures in quarterly 0.25% installments from January 2010 to December 2013 with the remaining balance due in April 2014. The aggregate maturities of the Tranche C Term Loans outstanding as of December 27, 2009 are no payment in 2010, $7.2 million in 2011, $8.5 million in 2012, $8.5 million in 2013 and $818.1 million in 2014.

On April 2, 2007, as part of the Blackstone Transaction described in Note 1, the Company issued $325.0 million of 9.25% Senior Notes (the “Senior Notes”) due 2015, and $250.0 million of 10.625% Senior Subordinated Notes (the “Senior Subordinated Notes”) due 2017. On December 23, 2009, as part of the Birds Eye Acquisition described in Note 3, the Company issued an additional $300 million of 9.25% Senior Notes due in 2015 (the “Additional Senior Notes”). The Senior Notes and the Additional Senior Notes are collectively referred to herein as Senior Notes. The Senior Notes are general unsecured obligations of the Company, effectively subordinated in right of payment to all existing and future senior secured indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company. The Senior Subordinated Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company. See Note 17 of the Consolidated Financial Statements for Guarantor and Nonguarantor Financial Statements.

The Company may redeem some or all of the Senior Notes at any time prior to April 1, 2011, and some or all of the Senior Subordinated Notes at any time prior to April 1, 2012, in each case at a price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to,

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

the redemption date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. The “Applicable Premium” is defined as the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any, of (a) the present value at such redemption date of (i) the redemption price of such Senior Note at April 1, 2011 or Senior Subordinated Note at April 1, 2012, plus (ii) all required interest payments due on such Senior Note through April 1, 2011 or Senior Subordinated Note through April 1, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (b) the principal amount of such note.

The Company may redeem the Senior Notes or the Senior Subordinated Notes at the redemption prices listed below, if redeemed during the twelve-month period beginning on April 1st of each of the years indicated below:

Senior Notes

Year	Percentage
2011	104.625%
2012	102.313%
2013 and thereafter	100.000%
Senior Subordinated Notes

Year	Percentage
2012	105.313%
2013	103.542%
2014	101.771%
2015 and thereafter	100.000%

In addition, until April 1, 2010, the Company was able to redeem up to 35% of the aggregate principal amount of Senior Notes or Senior Subordinated Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus a premium equal to the rate per annum on the Senior Notes or Senior Subordinated Notes, as the case may be, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date, subject to the right of holders of Senior Notes or Senior Subordinated Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by the Company from one or more equity offerings; provided that (i) at least 50% of the aggregate principal amount of Senior Notes or Senior Subordinated Notes, as the case may be, originally issued under the applicable indenture remains outstanding immediately after the occurrence of each such redemption and (ii) each such redemption occurs within 90 days of the date of closing of each such equity offering.

In December 2007, the Company repurchased $51.0 million in aggregate principal amount of the 10.625% Senior Subordinated Notes at a discounted price of $44.2 million. The Company currently has outstanding $199.0 million in aggregate principal amount of Senior Subordinated Notes.

As market conditions warrant, the Company and its subsidiaries, affiliates or significant shareholders (including The Blackstone Group L.P. and its affiliates) may from time to time, in their sole discretion, purchase, repay, redeem or retire any of the Company’s outstanding debt or equity securities (including any publicly issued debt or equity securities), in privately negotiated or open market transactions, by tender offer or otherwise.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The estimated fair value of the Company’s long-term debt, including the current portion, as of June 27, 2010, is as follows:

	June 27, 2010
Issue	Recorded Amount	Fair Value
Senior Secured Credit Facility - Term Loans	$1,199,422	$1,118,461
Senior Secured Credit Facility - Tranche C Term Loans	842,310	842,310
9.25% Senior Notes	625,000	635,938
10.625% Senior Subordinated Notes	199,000	208,453

	$2,865,732	$2,805,162

The fair value is based on the quoted market price for such notes and borrowing rates currently available to the Company for loans with similar terms and maturities.

10. Pension and Retirement Plans

Pinnacle Foods Pension Plan

The Company maintains a noncontributory defined benefit pension plan (“Pinnacle Foods Pension Plan”) that covers eligible union employees and provides benefits generally based on years of service and employees’ compensation. The Pinnacle Foods Pension Plan is funded in conformity with the funding requirements of applicable government regulations. Plan assets consist principally of cash equivalent, equity and fixed income common collective trusts. Plan assets do not include any of the Company’s own equity or debt securities.

As a result of the negotiations for a new collective bargaining agreement with the union at our Imlay City location, effective May 11, 2010 pension benefits were frozen for certain participants. This resulted in a curtailment loss of $992 that was recorded in the second quarter of 2010.

In fiscal 2010, the Company expects to make contributions of $5.6 million to the Pinnacle Foods Pension Plan, of which $2.5 million was made in the six months ended June 27, 2010. The Company made contributions to the pension plan totaling $2.8 million in fiscal 2009, of which $1.0 million was made in the six months ended June 28, 2009.

The following represents the components of net periodic benefit costs:

	Pinnacle Foods Pension Plan
	Six months ended
Pension Benefits	June 27, 2010	June 28, 2009
Service cost	$698	$903
Interest cost	2,589	2,222
Expected return on assets	(2,051)	(1,548)
Amortization of:
prior service cost	44	70
actuarial loss	464	688
Curtailment loss	992	—

Net periodic cost	$2,736	$2,335

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Birds Eye Foods Pension Plan

The Company’s Birds Eye Foods Pension Plan (“Birds Eye Foods Pension Plan”) consists of hourly and salaried employees and has primarily noncontributory defined-benefit schedules. In September 2001, this plan was amended to freeze benefit accruals for salaried employees effective September 28, 2001. Salaried participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006. In the first and second quarters of 2010, benefits of certain hourly employees were frozen in connection with the renegotiation of our collective bargaining agreements. The curtailment gain recorded in the six months ended June 27, 2010 was $588.

The Company maintains an Excess Benefit Retirement Plan which serves to provide employees with the same retirement benefit they would have received from the Company’s retirement plan under the career average base pay formula, but for changes required under the 1986 Tax Reform Act and the compensation limitation under Section 401(a)(17) of the Internal Revenue Code having been revised in the 1992 Omnibus Budget Reform Act. This plan was amended to freeze benefit accruals effective September 28, 2001. Participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006.

For purposes of this disclosure, all defined-benefit pension plans acquired with Birds Eye Foods have been combined. The benefits for these plans are based primarily on years of service and employees’ pay near retirement. The Company’s funding policy is consistent with the funding requirements of Federal laws and regulations. Plan assets consist principally of common stocks, corporate bonds and US government obligations. Plan assets do not include any of the Company’s own equity or debt securities.

In fiscal 2010, the Company expects to make contributions of $2.7 million to the Birds Eye Foods Pension Plan. Contributions of $0.9 million were made for the Birds Eye Foods Pension Plan in the six months ended June 27, 2010.

Birds Eye Foods Pension Plan
Six months ended
Pension Benefits	June 27, 2010
Service cost	$1,050
Interest cost	4,111
Expected return on assets	(4,103)
Curtailment gain	(588)

Net periodic (benefit) cost	$470

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Other Postretirement Benefits Plan

The Company maintains a postretirement benefits plan (“Pinnacle Foods Other Postretirement Benefits Plan”) that provides health care and life insurance benefits to eligible retirees, covers certain U.S. employees and their dependents and is self-funded. Employees who have 10 years of service after the age of 45 and retire are eligible to participate in the postretirement benefit plan.

	Pinnacle Foods Other Postretirement Benefits Plan
	Six months ended
	June 27, 2010	June 28, 2009
Interest cost	9	9
Amortization of:
Net actuarial gain	(22)	(22)

Net periodic benefit	$(13)	$(13)

Birds Eye Foods Other Postretirement Benefits Plan

The Company sponsors benefit plans that provide postretirement medical and life insurance benefits for certain current and former employees. For the most part, current employees are not eligible for the postretirement medical coverage. Generally, other than pensions, the Company does not pay retirees’ benefit costs. Various exceptions exist, which have evolved from union negotiations, early retirement incentives and existing retiree commitments from acquired companies.

The Company has not prefunded any of its retiree medical or life insurance liabilities. Consequently there are no plan assets held in a trust, and there is no expected long-term rate of return assumption for purposes of determining the annual expense.

Birds Eye Foods Other Postretirement Benefits Plan
Six months ended June 27, 2010
Interest cost	$89

Net periodic cost	$89

11. Financial Instruments

Risk Management Objective of Using Derivatives

The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates, foreign exchange rates or commodity prices.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The Company manages interest rate risk based on the varying circumstances of anticipated borrowings and existing variable and fixed rate debt, including the Company’s revolving line of credit. Examples of interest rate management strategies include capping interest rates using targeted interest cost benchmarks, hedging portions of the total amount of debt, or hedging a period of months and not always hedging to maturity, and at other times locking in rates to fix interests costs.

Certain parts of the Company’s foreign operations in Canada expose the Company to fluctuations in foreign exchange rates. The Company’s goal is to reduce its exposure to such foreign exchange risks on its foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. The Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency, the U.S. dollar.

The Company purchases raw materials in quantities expected to be used in a reasonable period of time in the normal course of business. The Company generally enters into agreements for either spot market delivery or forward delivery. The prices paid in the forward delivery contracts are generally fixed, but may also be variable within a capped or collared price range. Forward derivative contracts on certain commodities are entered into to manage the price risk associated with forecasted purchases of materials used in the Company’s manufacturing process.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges in accordance with the authoritative guidance for derivative and hedge accounting involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate caps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up front premium.

As of June 27, 2010, the Company had the following interest rate swaps and caps (in aggregate) that were designated as cash flow hedges of interest rate risk:

Product	Number of Instruments	Notional Amount		Fixed Rate Range	Index	Trade Dates	Maturity Dates
Interest Rate Swaps	8	$943,738		1.43% - 3.33%	USD-LIBOR-BBA	Oct 2008 - Mar 2009	Jan 2011 - July 2012
Interest Rate Swaps with Floors	4	—	(1)	2.96% - 3.58%	USD-LIBOR-BBA	Jan 2010	Jan 2012 - July 2012
Interest Rate Caps	2	800,000		2.50%	USD-LIBOR-BBA	Dec 2009	Jan 2011

(1)	Interest rate swaps with floors are hedging the same debt as the interest rate caps and become effective after the interest rate caps mature. At that point, in January 2011 they will have a notional value of $300,000.

According to the authoritative guidance for derivative and hedge accounting, the effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in Accumulated other comprehensive (loss) income (“AOCI”) on the Consolidated Balance Sheet and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the six months ended June 27, 2010 and the six months ended June 28, 2009, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly as Interest expense in the Consolidated Statements of Operations. There was no hedge ineffectiveness on interest rate cash flow hedges recognized in the six months ended June 27, 2010 or the six months ended June 28, 2009.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Amounts reported in AOCI related to derivatives will be reclassified to Interest expense as interest payments are made on the Company’s variable-rate debt. Due to the counterparty bank declaring bankruptcy in October 2008, the Company discontinued prospectively the hedge accounting on its interest rate derivatives with Lehman Brothers Specialty Financing on the bankruptcy date as those hedging relationships no longer met the authoritative guidance for derivative and hedge accounting. The Company terminated these positions during the fourth quarter of 2008. The Company continues to report the net gain or loss related to the discontinued cash flow hedge in AOCI which is expected to be reclassified into earnings during the original contractual terms of the derivative agreements as the hedged interest payments are expected to occur as forecasted. For the six months ended June 27, 2010, $1,829 was reclassified as an increase to Interest expense relating to the terminated hedges. For the six months ended June 28, 2009, $2,394 was reclassified as an increase to Interest expense relating to the terminated hedges. During the next twelve months, the Company estimates that an additional $19,532 will be reclassified as an increase to Interest expense relating to both active and terminated hedges.

Cash Flow Hedges of Foreign Exchange Risk

The Company’s operations in Canada have exposed the Company to changes in the US Dollar – Canadian Dollar (USD-CAD) foreign exchange rate. From time to time, the Company’s Canadian subsidiary purchases inventory denominated in US Dollars (USD), a currency other than its functional currency. The subsidiary sells that inventory in Canadian dollars. The subsidiary uses currency forward and collar agreements to manage its exposure to fluctuations in the USD-CAD exchange rate. Currency forward agreements involve fixing the USD-CAD exchange rate for delivery of a specified amount of foreign currency on a specified date. Currency collar agreements involve the sale of Canadian Dollar (CAD) currency in exchange for receiving US dollars if exchange rates rise above an agreed upon rate and sale of USD currency in exchange for receiving CAD dollars if exchange rates fall below an agreed upon rate at specified dates.

As of June 27, 2010, the Company had the following foreign currency exchange contracts (in aggregate) that were designated as cash flow hedges of foreign exchange risk:

Product	Number of Instruments	Notional Sold in Aggregate	Notional Purchased in Aggregate	USD to CAD Exchange Rates	Trade Date	Maturity Dates
CAD Forward	30	$46,575 CAD	$43,325 USD	1.038-1.176	May 2009 -Mar 2010	Jul 2010 - Dec 2011
CAD Collar	6	$6,000 CAD	$5,310 USD	1.13	May 2009	Jul 2010 - Dec 2010

According to the authoritative guidance for derivative and hedge accounting, the effective portion of changes in the fair value of derivatives designated that qualify as cash flow hedges of foreign exchange risk is recorded in AOCI on the Consolidated Balance Sheet and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portions of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, are recognized directly in Cost of products sold in the Consolidated Statements of Operations. Hedge ineffectiveness on foreign exchange cash flow hedges amounted to a $35 gain in the six months ended June 27, 2010. Hedge ineffectiveness on foreign exchange cash flow hedges amounted to a $33 gain in the six months ended June 28, 2009.

Non-designated Hedges of Commodity Risk

Derivatives not designated as hedges are not speculative and are used to manage the Company’s exposure to commodity price risk but do not meet the authoritative guidance for derivative and hedge accounting. From time to time, the Company enters into commodity forward contracts to fix the price of natural gas and diesel fuel purchases at a future delivery date. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in Cost of products sold in the Consolidated Statements of Operations.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

As of June 27, 2010, the Company had the following natural gas swaps (in aggregate) and diesel fuel swaps (in aggregate) that were not designated in qualifying hedging relationships:

Product	Number of Instruments	Notional Amount	Price	Trade Dates	Maturity Dates
Natural Gas Swap	2	252,537 MMBTU’s	$4.70 - $5.87 per MMBTU	Jan 2010 - June 2010	Oct 2010
Diesel Fuel Swap	6	7,426,602 Gallons	$2.46 - $3.14 per Gallon	Feb 2009 - May 2010	Jun 2010 - Dec 2010

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the Consolidated Balance Sheet as of June 27, 2010 and December 27, 2009.

	Tabular Disclosure of Fair Values of Derivative Instruments
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value As of June 27, 2010	Balance Sheet Location	Fair Value As of June 27, 2010
Derivatives designated as hedging instruments
Interest Rate Contracts		$—	Accrued liabilities	$10,239
		—	Other long-term liabilities	18,757
Foreign Exchange Contracts		—	Accrued liabilities	1,619
		—	Other long-term liabilities	15

Total derivatives designated as hedging instruments		$—		$30,630

Derivatives not designated as hedging instruments
Natural Gas Contracts		$—	Accrued liabilities	$126
Diesel Fuel Contracts	Other current assets	140	Accrued liabilities	427

Total derivatives not designated as hedging instruments		$140		$553

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

	Balance Sheet Location	Fair Value As of December 27, 2009	Balance Sheet Location	Fair Value As of December 27, 2009
Derivatives designated as hedging instruments
Interest Rate Contracts	Other assets, net	$165	Other long-term liabilities	$21,145
Foreign Exchange Contracts		—	Accrued liabilities	2,522

Total derivatives designated as hedging instruments		$165		$23,667

Derivatives not designated as hedging instruments
Natural Gas Contracts		$—	Accrued liabilities	$57
Heating Oil Contracts	Other current assets	25		—
Diesel Fuel Contracts	Other current assets	902		—

Total derivatives not designated as hedging instruments		$927		$57

The table below presents the effect of our derivative financial instruments on the Consolidated Statements of Operations and Accumulated other comprehensive (loss) income as of the six months ending June 27, 2010 and the six months ended June 28, 2009.

Tabular Disclosure of the Effect of Derivative Instruments
Gain/(Loss)
Derivatives in Cash Flow Hedging Relationships	Recognized in AOCI on Derivative (Effective Portion)	Effective portion reclassified from AOCI to:	Reclassified from AOCI into Earnings (Effective Portion)	Ineffective portion reclassified from AOCI to:	Recognized in Earnings on Derivative (Ineffective Portion)
Interest Rate Contracts	$(16,639)	Interest expense	$(10,452)	Interest expense	$—
Foreign Exchange Contracts	(477)	Cost of products sold	(1,365)	Cost of products sold	35

Six months ended June 27, 2010	$(17,116)		$(11,817)		$35

Interest Rate Contracts	$(9,696)	Interest expense	$(9,328)	Interest expense	$—
Foreign Exchange Contracts	(1,210)	Cost of products sold	2,098	Cost of products sold	33

Six months ended June 28, 2009	$(10,906)		$(7,230)		$33

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Derivatives Not Designated as Hedging Instruments	Recognized in Earnings on:	Recognized in Earnings on Derivative
Natural Gas Contracts	Cost of products sold	$(380)
Diesel Contracts	Cost of products sold	(1,046)

Six months ended June 27, 2010		$(1,426)

Natural Gas Contracts	Cost of products sold	$(1,183)
Heating Oil Swaps	Cost of products sold	124

Six months ended June 28, 2009		$(1,059)

Credit-risk-related Contingent Features

The Company has an agreement with Barclays that contains a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness. As of June 27, 2010, the fair value of interest rate contracts in a net liability position related to these agreements was $30,019, which includes accrued interest of $1,158 but excludes any adjustment for nonperformance risk of $1,255. For the same counterparty, the fair value of foreign exchange derivative contracts in a net liability position related to these agreements was $1,690 which excludes any adjustment for nonperformance risk of $56. For the same counterparty, the fair value of natural gas contracts in a net liability position related to these agreements was $126. For the same counterparty, the fair value of diesel contracts in a net asset position related to these agreements was $427. If the Company breached any of these provisions, it could be required to settle its obligations under the agreements at their termination value of $32,262. As of June 27, 2010, the Company has not posted any collateral related to these agreements. As of December 27, 2009, the fair value of interest rate contracts in a net liability position related to these agreements was $23,089, which includes accrued interest of $1,044 but excludes any adjustment for nonperformance risk of $983. For the same counterparty, the fair value of foreign exchange derivative contracts in a net liability position related to these agreements was $2,599, which excludes any adjustment for nonperformance risk of $77. For the same counterparty, the fair value of natural gas contracts in a net liability position related to these agreements was $57. For the same counterparty, the fair value of heating oil contracts in a net asset position related to these agreements was $25. If the Company breached any of these provisions, it could be required to settle its obligations under the agreements at their termination value of $25,720. As of December 27, 2009, the Company has not posted any collateral related to these agreements.

The Company also has an agreement with Credit Suisse Group that contains a provision whereby the Company could be declared in default on its derivative obligations if repayment of the underlying indebtedness is accelerated by the lender due to the Company's default on the indebtedness. As of June 27, 2010, the fair value of interest rate contracts in a net liability position related to these agreements was $1,486, which excludes any adjustment for nonperformance risk of $97. As of December 27, 2009, the fair value of interest rate contracts in a net liability position related to these agreements was $83, which does not include any adjustment for nonperformance risk.

12. Commitments and Contingencies

General

From time to time, the Company and its operations are parties to, or targets of, lawsuits, claims, investigations, and proceedings, which are being handled and defended in the ordinary course of business.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Although the outcome of such items cannot be determined with certainty, the Company’s general counsel and management are of the opinion that the final outcome of these matters should not have a material effect on the Company’s financial condition, results of operations or cash flows.

Commitment of $3.5 Million Capital Expenditure

In working to resolve an environmental wastewater investigation by the State of Michigan Department of Natural Resources and Environment (MDNRE) at the Company’s Birds Eye Foods Fennville MI production facility, on July 20, 2010, the Company and the MDNRE reached an agreement (“Administrative Consent Order” or “ACO”). Under the terms of the ACO, Birds Eye will construct a new $3.5 million wastewater treatment system at the facility and contribute a minimum of $70 thousand to the hookup of the City’s water supply extension to affected residents.

Lehman Brothers Special Financing

On June 4, 2010 Lehman Brothers Special Financing (LBSF) initiated a claim against the Company in LBSF’s bankruptcy proceeding for an additional payment from the Company of $19.7 million, related to certain derivative contracts which the Company had earlier terminated due to LBSF’s default as a result of its’ bankruptcy filing in 2008. In accordance with the terms of the contracts, following LBSF’s bankruptcy filing, the Company terminated the contracts and paid LBSF approximately $22.3 million. The Company believes that the claim is without merit and intends to vigorously defend against it.

13. Related Party Transactions

At the closing of the Blackstone Transaction, the Company entered into an advisory agreement with an affiliate of The Blackstone Group pursuant to which such entity or its affiliates provide certain strategic and structuring advice and assistance to us. In addition, under this agreement, affiliates of The Blackstone Group provide certain monitoring, advisory and consulting services to the Company for an aggregate annual management fee equal to the greater of $2,500 or 1.0% of Consolidated EBITDA (as defined in the credit agreement governing the Company’s Senior Secured Credit Facility). Affiliates of Blackstone also receive reimbursement for out-of-pocket expenses. Expenses relating to the management fee were $2,250 in the six months ended June 27, 2010. The Company reimbursed the Blackstone group out-of-pocket expenses totaling $55 in the six months ended June 27, 2010. Expenses relating to the management fee were $1,250 in the six months ended June 28, 2009. The Company reimbursed the Blackstone group out-of-pocket expenses totaling $20 in the six months ended June 28, 2009.

In addition, on April 2, 2007 and pursuant to the agreement of merger, an affiliate of Blackstone received transaction fees totaling $21,600 for services provided by Blackstone and its affiliates related to the Blackstone Transaction.

In connection with the Birds Eye Acquisition, the transaction and advisory fee agreement with an affiliate of Blackstone was amended and restated to include a provision that granted the affiliates a 1% transaction fee based on the transaction purchase price. This fee totaled $14,009. Also, there was an advisory fee with an affiliate for $3,005. These fees are contained within the $24,090 of transaction fees discussed in Note 3 to the Consolidated Financial Statements. Also, as described in Note 3, the Company incurred an original issue discount, in connection with the Tranche C Term Loans. A portion of that discount, $750 related to loans from an affiliate of the Blackstone Group.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Supplier Costs

Graham Packaging, which is owned by affiliates of The Blackstone Group, supplies packaging for some of the Company’s products. Purchases from Graham Packaging were $3,560 for the six months ended June 27, 2010. Purchases from Graham Packaging were $3,442 for the six months ended June 28, 2009.

Customer Purchases

Performance Food Group, which is owned by affiliates of The Blackstone Group, is a food service supplier that purchases products from the Company. Sales to Performance Food Group were $3,086 in the six months ended June 27, 2010. Sales to Performance Food Group were $2,671 in the six months ended June 28, 2009.

Interest Expense

For the six months ended June 27, 2010, fees and interest expense recognized in the Consolidated Statement of Operations for debt to the related party Blackstone Advisors L.P. totaled $1,399. For the six months ended June 28, 2009, fees and interest expense recognized in the Consolidated Statement of Operations for debt to the related party Blackstone Advisors L.P. totaled $918.

Notes receivable from officers

In connection with the capital contributions at the time of the Birds Eye Acquisition on December 23, 2009, certain members of the Board of Directors and management purchased ownership units of our ultimate parent Peak Holdings LLC. To fund these purchases, certain members of management signed 30 day notes receivable at a market interest rate. The total of the notes receivable were $565 and were fully paid in January 2010.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

14. Segments

In the first quarter of 2010, we implemented a reorganization of the Company’s products into three operating segments: Birds Eye Frozen, Duncan Hines Grocery and Specialty Foods. Our United States retail frozen vegetables (Birds Eye®), single-serve frozen dinners and entrées (Hungry-Man®, Swanson®), multi-serve frozen dinners and entrées (Birds Eye Voila!®), frozen seafood (Van de Kamp’s®, Mrs. Paul’s®), frozen breakfast (Aunt Jemima®), bagels (Lender’s®), and frozen pizza (Celeste®) are reported in the Birds Eye Frozen segment. Our baking mixes and frostings (Duncan Hines®), shelf-stable pickles, peppers and relish (Vlasic®), barbeque sauces (Open Pit®), pie fillings (Comstock®, Wilderness®), syrups (Mrs. Butterworth’s® and Log Cabin®), salad dressing (Bernstein’s®), canned meat (Armour®, Nalley®, Brooks®) and all Canadian Operations are reported in the Duncan Hines Grocery segment. The Specialty Foods segment consists of snack products (Tim’s Cascade® and Snyder of Berlin®) and our food service and private label businesses. Segment performance is evaluated by the Company’s Chief Operating Decision Maker and is based on earnings before interest and taxes. Transfers between segments and geographic areas are recorded at cost plus markup or at market. Identifiable assets are those assets which are identified with the operations in each segment or geographic region. Corporate assets consist of prepaid and deferred tax assets and assets held for sale. Unallocated corporate expenses consist of corporate overhead such as executive management, finance and legal functions and the costs to integrate the Birds Eye Foods Acquisition. Prior period amounts have been reclassified for consistent presentation.

	Six months ended
	June 27, 2010	June 28, 2009
SEGMENT INFORMATION

Net sales
Birds Eye Frozen	$555,047	$244,410
Duncan Hines Grocery	470,565	426,178
Specialty Foods	206,904	165,642

Total	$1,232,516	$836,230

Earnings (loss) before interest and taxes
Birds Eye Frozen	$65,035	$16,733
Duncan Hines Grocery	72,068	64,327
Specialty Foods	12,873	1,697
Unallocated corporate expenses	(17,484)	(9,643)

Total	$132,492	$73,114

Depreciation and amortization
Birds Eye Frozen	$17,245	$12,001
Duncan Hines Grocery	11,721	10,850
Specialty Foods	9,711	9,621

Total	$38,677	$32,472

Capital expenditures
Birds Eye Frozen	$22,223	$21,177
Duncan Hines Grocery	12,464	9,608
Specialty Foods	4,845	1,587

Total	$39,532	$32,372

GEOGRAPHIC INFORMATION

Net sales
United States	$1,218,736	$829,378
Canada	38,786	33,914
Intercompany	(25,006)	(27,062)

Total	$1,232,516	$836,230

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

	June 27, 2010	December 27, 2009
SEGMENT INFORMATION
Total assets
Birds Eye Frozen	$2,020,560	$2,057,562
Duncan Hines Grocery	1,972,102	1,945,986
Specialty Foods	494,945	503,395
Corporate	29,759	31,555

Total	$4,517,366	$4,538,498

GEOGRAPHIC INFORMATION

Long-lived assets
United States	$421,635	$412,171
Canada	31	37

Total	$421,666	$412,208

15. Income Taxes

The income tax provision/(benefit) and related effective tax rates for the six months ended June 27, 2010 and June 28, 2009 were as follows:

	Six Months Ended
	June 27, 2010	June 28, 2009
Current Income Tax Provision/(Benefit)	$9,786	$(615)
Deferred Income Tax Provision/(Benefit)	(3,955)	15,049

Income Tax Provision	$5,831	$14,434

Effective Tax Rate	24.4%	97.1%

Income taxes are accounted for in accordance with the authoritative guidance for accounting for income taxes under which deferred tax assets and liabilities are determined based on the difference between the financial statement basis and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company regularly evaluates its deferred tax assets for future realization. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company’s tax provision in the period of change.

Based on a review of both the positive and negative evidence as of December 27, 2009, it was determined that the Company had sufficient positive evidence to outweigh any negative evidence and support that it is more likely that not that substantially all of deferred tax assets will be realized. This resulted in a reversal of $315.6 million of the valuation allowance in the period ended December 27, 2009.

As of June 27, 2010 we maintained a valuation allowance for certain state net operating loss carryovers, state tax credit carryovers, and foreign loss carryovers. As of June 28, 2009 we maintained a full valuation allowance against net federal and state deferred tax assets excluding indefinite lived intangible assets.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

During the second quarter, the Company recorded an out of period adjustment to correct an error in the tax effects of Accumulated other comprehensive loss as of December 27, 2009 and March 28, 2010. During the six months ended June, 27, 2010, this adjustment reduced the provision for income taxes by $3,700. Accordingly, Accumulated other comprehensive loss was increased by the related effect of this adjustment during the six months ended June 27, 2010. This adjustment is not material to any current or prior periods, nor is it expected to be material to the year ended December 26, 2010.

The Company’s liability for unrecognized tax benefits (“UTB”) as of June 27, 2010 is $3,405. The amount, if recognized, that would impact the effective tax rate as of June 27, 2010 was $2,370. The amount of the liability for UTB classified as a long-term liability on the Consolidated Balance Sheet was $2,370. Certain statutes of limitation may expire within the next twelve months, which could cause a decrease of $801 in the UTB liability and a benefit to the provision for income taxes.

16. Recently Issued Accounting Pronouncements

In June 2009, the FASB issued the authoritative guidance for variable interest entities. This guidance clarifies the characteristics that identify a variable interest entity (VIE) and changes how a reporting entity identifies a primary beneficiary that would consolidate the VIE from a quantitative risk and rewards calculation to a qualitative approach based on which variable interest holder has controlling financial interest and the ability to direct the most significant activities that impact the VIE’s economic performance. This guidance requires the primary beneficiary assessment to be performed on a continuous basis. It also requires additional disclosures about an entity’s involvement with VIE, restrictions on the VIE’s assets and liabilities that are included in the reporting entity’s consolidated balance sheet, significant risk exposures due to the entity’s involvement with the VIE, and how its involvement with a VIE impacts the reporting entity’s consolidated financial statements. The authoritative guidance for variable interest entities was effective for fiscal years beginning after November 15, 2009. The Company adopted this guidance in the first quarter of 2010 and it did not have a material impact on the Company’s consolidated financial position or results of operations.

In January 2010, the FASB updated the authoritative guidance for fair value disclosure. The updated guidance requires new disclosures for significant transfers in and out of Level 1 and 2 of the fair value hierarchy and activity within Level 3 of the fair value hierarchy. The update provides amendments to the level of disaggregation that an entity should provide in each class of assets and liabilities, as well as disclosures about the inputs and valuation techniques used to measure fair value. The updated guidance is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company adopted this guidance in the first quarter of 2010 and it did not have a material impact on the Company’s consolidated financial position or results of operations.

17. Guarantor and Nonguarantor Statements

In connection with the Blackstone Transaction described in Note 1 and as a part of the related financings, the Company issued $325 million of 9.25% Senior Notes and $250 million ($199 million outstanding as of December 27, 2009) of 10.625% Senior Subordinated Notes in private placements pursuant to Rule 144A and Regulation S. An additional $300 million of Senior Notes were issued on December 23, 2009 in connection with the Birds Eye Acquisition.

The Senior Notes are general unsecured obligations of the Company, effectively subordinated in right of payment to all existing and future senior secured indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

The Senior Subordinated Notes are general unsecured obligations of the Company, subordinated in right of payment to all existing and future senior indebtedness of the Company and guaranteed on a full, unconditional, joint and several basis by the Company’s wholly-owned domestic subsidiaries that guarantee other indebtedness of the Company.

The following consolidating financial information presents:

(1)	(a) Consolidating balance sheets as of June 27, 2010 and December 27, 2009.

(b) The related consolidating statements of operations for the Company, all guarantor subsidiaries and the non- guarantor subsidiaries for the following:

i. Six months ended June 27, 2010.

ii. Six months ended June 28, 2009.

(c) The related consolidating statements of cash flows for the Company, all guarantor subsidiaries and the non-guarantor subsidiaries for the following:

i. Six months ended June 27, 2010.

ii. Six months ended June 28, 2009.

(2)	Elimination entries necessary to consolidate the Company with its guarantor subsidiaries and non-guarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions and include a reclassification entry of net non-current deferred tax assets to non-current deferred tax liabilities.

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidating Balance Sheet

June 27, 2010

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations and Reclassifications	Consolidated Total
Current assets:
Cash and cash equivalents	$—	$137,363	$5,464	$—	$142,827
Accounts receivable, net	—	148,159	7,464	—	155,623
Intercompany accounts receivable	—	55,713	—	(55,713)	—
Inventories, net	—	292,303	4,343	—	296,646
Other current assets	10,543	17,686	374	—	28,603
Deferred tax assets	—	35,084	573	—	35,657

Total current assets	10,543	686,308	18,218	(55,713)	659,356

Plant assets, net	—	421,635	31	—	421,666
Investment in subsidiaries	1,690,228	6,162	—	(1,696,390)	—
Intercompany note receivable	1,976,175	—	—	(1,976,175)	—
Tradenames	—	1,658,812	—	—	1,658,812
Other assets, net	50,330	168,022	—	—	218,352
Deferred tax assets	135,395	—	—	(135,395)	—
Goodwill	—	1,559,180	—	—	1,559,180

Total assets	$3,862,671	$4,500,119	$18,249	$(3,863,673)	$4,517,366

Current liabilities:
Short-term borrowings	$—	$378	$—	$—	$378
Current portion of long-term obligations	2,935	1,401	—	—	4,336
Accounts payable	—	106,612	1,557	—	108,169
Intercompany accounts payable	49,814	—	5,899	(55,713)	—
Accrued trade marketing expense	—	35,669	4,000	—	39,669
Accrued liabilities	52,388	99,567	631	—	152,586
Accrued income taxes	215	2,138	—	—	2,353

Total current liabilities	105,352	245,765	12,087	(55,713)	307,491

Long-term debt	2,852,450	3,046	—	—	2,855,496
Intercompany note payable	—	1,976,175	—	(1,976,175)	—
Pension and other postretirement benefits	—	78,454	—	—	78,454
Other long-term liabilities	18,772	15,736	—	—	34,508
Deferred tax liabilities	(2,430)	490,715	—	(135,395)	352,890

Total liabilities	2,974,144	2,809,891	12,087	(2,167,283)	3,628,839

Commitments and contingencies	—	—	—	—	—

Shareholder’s equity:
Pinnacle Common Stock, $.01 par value	$—	$—	$—	$—	—
Additional paid-in-capital	693,052	1,284,155	2,324	(1,286,479)	693,052
Retained earnings	243,417	424,965	5,839	(430,804)	243,417
Accumulated other comprehensive (loss) income	(47,942)	(18,892)	(2,001)	20,893	(47,942)

Total shareholder’s equity	888,527	1,690,228	6,162	(1,696,390)	888,527

Total liabilities and shareholder’s equity	$3,862,671	$4,500,119	$18,249	$(3,863,673)	$4,517,366

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidating Balance Sheet

December 27, 2009

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations and Reclassifications	Consolidated Total
Current asset:
Cash and cash equivalents	$—	$68,249	$5,625	$—	$73,874
Accounts receivable, net	—	152,961	5,043	—	158,004
Intercompany accounts receivable	—	68,227	—	(68,227)	—
Inventories, net	—	384,787	5,180	—	389,967
Other current assets	9,200	17,060	700	—	26,960
Deferred tax assets	—	24,839	831	—	25,670

Total current assets	9,200	716,123	17,379	(68,227)	674,475

Plant assets, net	—	412,171	37	—	412,208
Investment in subsidiaries	1,642,385	4,695	—	(1,647,080)	—
Intercompany note receivable	2,044,797	—	—	(2,044,797)	—
Tradenames	—	1,658,812	—	—	1,658,812
Other assets, net	57,062	176,761	—	—	233,823
Deferred tax assets	115,733	—	—	(115,733)	—
Goodwill	—	1,559,180	—	—	1,559,180

Total assets	$3,869,177	$4,527,742	$17,416	$(3,875,837)	$4,538,498

Current liabilities:
Short-term borrowings	$—	$1,232	$—	$—	$1,232
Current portion of long-term obligations	37,170	1,058	—	—	38,228
Accounts payable	—	129,142	1,218	—	130,360
Intercompany accounts payable	60,376	—	7,851	(68,227)	—
Accrued trade marketing expense	—	46,067	2,981	—	49,048
Accrued liabilities	29,150	100,214	671	—	130,035
Accrued income taxes	—	455	—	—	455

Total current liabilities	126,696	278,168	12,721	(68,227)	349,358

Long-term debt	2,846,983	2,268	—	—	2,849,251
Intercompany note payable	—	2,044,797	—	(2,044,797)	—
Pension and other postretirement benefits	—	82,437	—	—	82,437
Other long-term liabilities	21,145	18,238	—	—	39,383
Deferred tax liabilities	—	459,449	—	(115,733)	343,716

Total liabilities	2,994,824	2,885,357	12,721	(2,228,757)	3,664,145

Commitments and contingencies	—	—	—	—	—

Shareholder’s equity:
Pinnacle Common Stock, $.01 par value	$—	$—	$—	$—	—
Additional paid-in-capital	693,196	1,284,155	2,324	(1,286,479)	693,196
Notes receivable from officers	(565)	—	—	—	(565)
Retained earnings	225,313	378,809	5,341	(384,150)	225,313
Accumulated other comprehensive (loss) income	(43,591)	(20,579)	(2,970)	23,549	(43,591)

Total shareholder’s equity	874,353	1,642,385	4,695	(1,647,080)	874,353

Total liabilities and shareholder’s equity	$3,869,177	$4,527,742	$17,416	$(3,875,837)	$4,538,498

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidated Statement of Operations

For the six months ended June 27, 2010

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$—	$1,218,736	$38,786	$(25,006)	$1,232,516
Cost of products sold	—	926,045	33,470	(24,667)	934,848

Gross profit	—	292,691	5,316	(339)	297,668

Operating expenses
Marketing and selling expenses	168	88,191	2,968	—	91,327
Administrative expenses	2,545	56,722	1,225	—	60,492
Research and development expenses	18	4,530	—	—	4,548
Intercompany royalties	—	—	46	(46)	—
Intercompany technical service fees	—	—	293	(293)	—
Other expense (income), net	—	8,809	—	—	8,809
Equity in (earnings) loss of investees	(46,156)	(498)	—	46,654	—

Total operating expenses	(43,425)	157,754	4,532	46,315	165,176

Earnings before interest and taxes	43,425	134,937	784	(46,654)	132,492

Intercompany interest (income) expense	(61,602)	61,602	—	—	—
Interest expense	108,319	395	—	—	108,714
Interest income	20	137	—	—	157

Earnings (loss) before income taxes	(3,272)	73,077	784	(46,654)	23,935
Provision (benefit) for income taxes	(21,376)	26,921	286	—	5,831

Net earnings	$18,104	$46,156	$498	$(46,654)	$18,104

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidating Statement of Operations

For the six months ended June 28, 2009

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations	Consolidated Total
Net sales	$—	$829,378	$33,914	$(27,062)	$836,230
Cost of products sold	37	653,721	31,102	(26,715)	658,145

Gross profit	(37)	175,657	2,812	(347)	178,085

Operating expenses
Marketing and selling expenses	94	61,606	3,257	—	64,957
Administrative expenses	1,597	26,804	1,102	—	29,503
Research and development expenses	10	2,107	—	—	2,117
Intercompany royalties	—	—	30	(30)	—
Intercompany technical service fees	—	—	317	(317)	—
Other (income) expense, net	—	8,394	—	—	8,394
Equity in (earnings) loss of investees	(46,947)	1,265	—	45,682	—

Total operating expenses	(45,246)	100,176	4,706	45,335	104,971

Earnings before interest and taxes	45,209	75,481	(1,894)	(45,682)	73,114

Intercompany interest (income) expense	(13,571)	13,571	—	—	—
Interest expense	58,355	(88)	1	—	58,268
Interest income	—	10	3	—	13

Earnings (loss) before income taxes	425	62,008	(1,892)	(45,682)	14,859
Provision (benefit) for income taxes	—	15,061	(627)	—	14,434

Net earnings (loss)	$425	$46,947	$(1,265)	$(45,682)	$425

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidating Statement of Cash Flows

For the six months ended June 27, 2010

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiaries	Eliminations	Consolidated Total
Cash flows from operating activities
Net earnings from operations	$18,104	$46,156	$498	$(46,654)	$18,104
Non-cash charges (credits) to net earnings
Depreciation and amortization	—	38,671	6	—	38,677
Amortization of discount on term loan	1,374	—	—	—	1,374
Amortization of debt acquisition costs	6,582	—	—	—	6,582
Amortization of deferred mark-to-market adjustment on terminated swap	1,829	—	—	—	1,829
Change in value of financial instruments	(35)	1,286	—	—	1,251
Equity in loss (earnings) of investees	(46,156)	(498)	—	46,654	—
Stock-based compensation charges	—	410	—	—	410
Postretirement healthcare benefits	—	(24)	—	—	(24)
Pension expense net of contributions	—	(464)	—	—	(464)
Other long-term liabilities	—	1,276	—	—	1,276
Other long-term assets	—	156	—	—	156
Deferred income taxes	(21,617)	17,660	—	—	(3,957)
Changes in working capital, net of acquisition
Accounts receivable	—	4,802	(2,315)	—	2,487
Intercompany accounts receivable/payable	(36,010)	36,980	(970)	—	—
Inventories	—	92,739	946	—	93,685
Accrued trade marketing expense	—	(10,397)	956	—	(9,441)
Accounts payable	—	(8,383)	313	—	(8,070)
Accrued liabilities	13,406	(25)	(54)	—	13,327
Other current assets	(1,368)	(3,623)	341	—	(4,650)

Net cash provided by operating activities	(63,891)	216,722	(279)	—	152,552

Cash flows from investing activities
Capital expenditures	—	(37,534)	—	—	(37,534)

Net cash used in investing activities	—	(37,534)	—	—	(37,534)

Cash flows from financing activities
Change in bank overdrafts	—	(14,305)	—	—	(14,305)
Repayment of capital lease obligations	—	(876)	—	—	(876)
Repayments of intercompany loans	94,040	(94,040)	—	—	—
Repayment of notes receivable from officers	565	—	—	—	565
Equity contributions	350	—	—	—	350
Repurchases of equity	(904)	—	—	—	(904)
Debt acquisition costs	(17)	—	—	—	(17)
Proceeds from short-term borrowing	—	497	—	—	497
Repayments of short-term borrowing	—	(1,350)	—	—	(1,350)
Repayments of long term obligations	(30,143)	—	—	—	(30,143)

Net cash provided by (used in) financing activities	63,891	(110,074)	—	—	(46,183)

Effect of exchange rate changes on cash	—	—	118	—	118
					—
Net change in cash and cash equivalents	—	69,114	(161)	—	68,953
Cash and cash equivalents-beginning of period	—	68,249	5,625	—	73,874

Cash and cash equivalents-end of period	$—	$137,363	$5,464	$—	$142,827

Supplemental disclosures of cash flow information:
Interest paid	$83,628	$446	$—	$—	$84,074
Interest received	20	137	—	—	157
Income taxes paid	—	5,850	8	—	5,858
Non-cash investing activity:
Capital lease additions	—	(1,998)	—	—	(1,998)

PINNACLE FOODS FINANCE LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)—(Continued)

(thousands of dollars, except share amounts and where noted in millions)

Pinnacle Foods Finance LLC

Consolidating Statement of Cash Flows

For the six months ended June 28, 2009

	Pinnacle Foods Finance LLC	Guarantor Subsidiaries	Nonguarantor Subsidiary	Eliminations	Consolidated Total
Cash flows from operating activities
Net earnings (loss) from operations	$425	$46,947	$(1,265)	$(45,682)	$425
Non-cash charges (credits) to net earnings (loss)
Depreciation and amortization	—	32,465	7	—	32,472
Amortization of debt acquisition costs	2,367	—	—	—	2,367
Amortization of deferred mark-to-market adjustment on terminated swap	2,394	—	—	—	2,394
Change in value of financial instruments	(33)	143	—	—	110
Equity in loss (earnings) of investees	(46,947)	1,265	—	45,682	—
Stock-based compensation charges	—	453	—	—	453
Postretirement healthcare benefits	—	(13)	—	—	(13)
Pension expense	—	1,316	—	—	1,316
Other long-term liabilities	—	1,151	—	—	1,151
Other assets	—	(1,297)	—	—	(1,297)
Deferred income taxes	—	15,037	—	—	15,037
Changes in working capital
Accounts receivable	—	(1,074)	(2,204)	—	(3,278)
Intercompany accounts receivable/payable	(133,651)	127,913	5,738	—	—
Inventories	—	3,967	968	—	4,935
Accrued trade marketing expense	—	(3,725)	72	—	(3,653)
Accounts payable	—	13,494	1,439	—	14,933
Accrued liabilities	(8,751)	13,178	(2,952)	—	1,475
Other current assets	3,062	(3,328)	(1,166)	—	(1,432)

Net cash provided by operating activities	(181,134)	247,892	637	—	67,395

Cash flows from investing activities
Capital expenditures	—	(31,145)	—	—	(31,145)

Net cash used in investing activities	—	(31,145)	—	—	(31,145)

Cash flows from financing activities
Repayment of capital lease obligations	—	(138)	—	—	(138)
Borrowings under revolving credit facility	32,208	—	—	—	32,208
Repayments of revolving credit facility	(58,208)	—	—	—	(58,208)
Repayments of intercompany loans	213,139	(213,139)	—	—	—
Equity contributions	250	—	—	—	250
Repurchases of equity	(5)	—	—	—	(5)
Repayments of notes payable	—	(163)	—	—	(163)
Repayments of long term obligations	(6,250)	—	—	—	(6,250)

Net cash used in financing activities	181,134	(213,440)	—	—	(32,306)

Effect of exchange rate changes on cash	—	—	122	—	122
					—
Net change in cash and cash equivalents	—	3,307	759	—	4,066
Cash and cash equivalents - beginning of period	—	2,257	2,004	—	4,261

Cash and cash equivalents - end of period	$—	$5,564	$2,763	$—	$8,327

Supplemental disclosures of cash flow information:
Interest paid	$65,172	$(44)	$—	$—	$65,128
Interest received	—	10	3	—	13
Income taxes paid	—	193	385	—	578
Non-cash investing activity:
Capital lease activity	—	(1,227)	—	—	(1,227)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder

of Birds Eye Foods, Inc.

Rochester, New York

We have audited the accompanying consolidated balance sheets of Birds Eye Foods, Inc. (a wholly-owned subsidiary of Birds Eye Holdings LLC) and subsidiaries (the “Company”) as of June 28, 2008 and June 27, 2009, and the related consolidated statements of operations and comprehensive (loss)/income, cash flows and stockholder’s deficit for each of the three fiscal years in the period ended June 27, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Birds Eye Foods, Inc. and subsidiaries as of June 28, 2008 and June 27, 2009, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 27, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the consolidated financial statements, effective July 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.

/s/ Deloitte & Touche LLP

Rochester, New York

October 2, 2009

BIRDS EYE FOODS, INC.

CONSOLIDATED BALANCE SHEETS

(Information as of September 26, 2009 is Unaudited)

(dollars in thousands, except for share information)

	June 28, 2008	June 27, 2009	September 26, 2009
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$75,799	$65,005	$44,396
Accounts receivable trade, net of allowances for doubtful accounts of $910, $794 and $799, respectively	50,968	54,231	65,520
Other receivables	4,298	4,065	3,763
Income taxes refundable	2,527	—	239
Inventories	115,675	135,916	218,839
Prepaid expenses and other current assets	8,054	11,215	9,842
Held for sale assets	7,661	7,402	7,402
Current deferred tax asset	3,786	4,877	6,948

Total current assets	268,768	282,711	356,949
Property, plant, and equipment, net	105,542	117,050	117,845
Goodwill	55,193	53,334	53,334
Trademarks	179,500	179,500	179,500
Other intangible assets, net	34,503	31,712	31,014
Other assets	12,994	9,290	8,462

Total assets	$656,500	$673,597	$747,104

Liabilities and stockholder’s deficit
Current liabilities:
Current portion of obligations under capital leases	$742	$579	$586
Current portion of long-term debt	4,500	4,756	4,758
Accounts payable	55,282	54,414	74,955
Income taxes payable	—	4,114	—
Accrued interest	6,195	4,973	3,601
Accrued employee compensation	15,851	6,656	8,145
Accrued workers compensation	9,585	8,781	9,178
Other accrued liabilities	24,157	21,590	40,444
Growers payable due to Pro-Fac Cooperative, Inc.	6,343	6,232	7,303

Total current liabilities	122,655	112,095	148,970
Obligations under capital leases	76	1,365	1,216
Long-term debt	719,386	698,460	738,582
Other non-current liabilities	63,288	61,878	53,999
Non-current deferred tax liability	37,515	43,604	46,248

Total liabilities	942,920	917,402	989,015

Commitments and contingencies

Stockholder’s deficit:
Common stock, par value $.01; 1,000 shares authorized, issued and outstanding	—	—	—
Additional paid-in capital	40	10	110
Accumulated deficit	(268,702)	(215,057)	(214,921)
Accumulated other comprehensive loss:
Unrealized loss on hedging activity, net of taxes	(3,755)	(4,259)	(3,337)
Pension and other postretirement benefits liability, net of taxes	(14,003)	(24,499)	(23,763)

Total stockholder’s deficit	(286,420)	(243,805)	(241,911)

Total liabilities and stockholder’s deficit	$656,500	$673,597	$747,104

The accompanying notes are an integral part of these consolidated financial statements.

BIRDS EYE FOODS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE (LOSS)/INCOME

(Information for the three months ended September 27, 2008

and September 26, 2009 is Unaudited)

(dollars in thousands, except for share information)

	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Net sales	$782,714	$868,318	$935,644	$195,434	$181,113
Cost of sales	(548,190)	(596,983)	(669,427)	(146,936)	(139,316)

Gross profit	234,524	271,335	266,217	48,498	41,797
Selling, administrative, and general expense	(149,200)	(148,833)	(135,722)	(32,389)	(30,469)
Restructuring	(399)	(690)	(1,169)	—	—
Other expense	(1,379)	—	—	—	—

Operating income	83,546	121,812	129,326	16,109	11,328
Loss on early extinguishment of debt	(2,272)	—	—	—	—
Interest expense	(25,680)	(63,100)	(50,001)	(13,746)	(11,017)

Pretax income from continuing operations	55,594	58,712	79,325	2,363	311
Tax provision	(22,410)	(21,491)	(26,220)	(1,120)	(190)

Income from continuing operations	33,184	37,221	53,105	1,243	121
Discontinued operations, net of taxes	(42,080)	830	540	368	15

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Other comprehensive income/(loss):
Pension liability and other postretirement benefits, net of taxes	3,283	(913)	(10,496)	310	736
Unrealized gain/(loss) on hedging activity, net of taxes	1,314	(5,515)	(504)	463	922

Other comprehensive income/(loss)	4,597	(6,428)	(11,000)	773	1,658

Comprehensive (loss)/income	$(4,299)	$31,623	$42,645	$2,384	$1,794

Income from continuing operations allocated to common stockholder	$1,727	$37,221	$53,105	$1,243	$121

Net (loss)/income allocated to common stockholder	$(40,353)	$38,051	$53,645	$1,611	$136

Basic and diluted net (loss)/income per common share:
Income from continuing operations	$1,918.89	$37,221.00	$53,105.00	$1,243.00	$121.00
Discontinued operations, net of taxes	(46,755.56)	830.00	540.00	368.00	15.00

Net (loss)/income	$(44,836.67)	$38,051.00	$53,645.00	$1,611.00	$136.00

Basic and diluted weighted average number of shares outstanding	900	1,000	1,000	1,000	1,000

The accompanying notes are an integral part of these consolidated financial statements.

BIRDS EYE FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Information for the three months ended September 27, 2008

and September 26, 2009 is Unaudited)

(dollars in thousands)

	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Adjustments to reconcile net (loss)/income to net cash provided by/(used in) operating activities—
Asset impairment charge and gain on sale of business within discontinued operations	39,534	—	—	—	—
Restructuring activity within discontinued operations	9,836	(1,392)	—	—	—
Restructuring activity within continuing operations	76	393	568	—	—
Cash receipts from involuntary conversion	226	—	—	—	—
Amortization of certain intangible assets	2,869	2,787	2,791	698	698
Depreciation	21,397	14,837	15,618	3,521	3,069
Amortization of debt issue costs, amendment costs, debt discount and interest in kind (includes loss on early extinguishment of debt in 2007)	7,392	35,081	16,048	2,017	5,921
(Gain)/loss on derivatives	—	—	(1,334)	(124)	725
Loss/(gain) on sale of property, plant and equipment	1,514	(290)	(39)	(585)	17
Deferred tax (benefit)/provision	(4,144)	15,131	11,782	(21)	—
Provision/(recoveries) on accounts receivable	188	(114)	104	99	25
Other	494	165	—	—	—
Change in operating assets and liabilities:
Accounts receivable and other receivables	11,570	(6,851)	(3,134)	(15,337)	(11,012)
Inventories	17,885	(7,721)	(20,742)	(110,206)	(82,379)
Income taxes refundable/payable	(71)	(1,965)	6,641	3,359	(4,353)
Accounts payable and other accrued liabilities	(23,672)	3,699	(14,957)	42,041	34,370
Due to Pro-Fac Cooperative, Inc.	3,810	(5,135)	(111)	677	1,071
Other assets and liabilities, net	(19,864)	4,538	(18,856)	(5,196)	428

Net cash provided by/(used in) operating activities	60,144	91,214	48,024	(77,446)	(51,284)

Cash flows from investing activities:
Purchase of property, plant and equipment	(16,875)	(21,610)	(25,803)	(8,901)	(4,294)
Proceeds from disposition of business	92,781	2,590	—	—	—
Proceeds from asset disposals	6,806	624	875	845	—
Cash receipts from involuntary conversion	515	—	—	—	—
(Issuance)/repayment of note receivable to Pro-Fac Cooperative, Inc.	(1,088)	1,088	—	—	—
Other	331	39	—	—	—

Net cash provided by/(used in) investing activities	82,470	(17,269)	(24,928)	(8,056)	(4,294)

BIRDS EYE FOODS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(Information for the three months ended September 27, 2008

and September 26, 2009 is Unaudited)

(dollars in thousands)

	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	450,000	306,900	1,308	—	—
Net proceeds from Revolving Credit Facility	—	—	—	64,900	36,200
Payments on long-term debt	(358,584)	(3,375)	(34,628)	(31,125)	(1,189)
Cash paid for debt issuance costs	(7,026)	(8,728)	—	—	—
Payments on Termination Agreement with Pro-Fac Cooperative, Inc.	(10,000)	—	—	—	—
Payments on capital leases	(807)	(739)	(540)	(135)	(142)
Dividend to Birds Eye Holdings LLC (includes redemption of preferred stock in 2007)	(284,183)	(298,172)	(190)	—	—
Birds Eye Holdings LLC investment	18	40	160	160	100

Net cash (used in)/provided by financing activities	(210,582)	(4,074)	(33,890)	33,800	34,969

Net change in cash and cash equivalents	(67,968)	69,871	(10,794)	(51,702)	(20,609)
Cash and cash equivalents at beginning of period	73,896	5,928	75,799	75,799	65,005

Cash and cash equivalents at end of period	$5,928	$75,799	$65,005	$24,097	$44,396

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest, net of amounts capitalized	$30,808	$21,880	$35,100	$10,828	$6,468

Income taxes paid/(received) net	$197	$4,958	$14,058	$(2,046)	$4,543

Supplemental schedule of non-cash investing and financing activities:
Capital lease obligations incurred	$38	$—	$2,457	$2,457	$—

Property, plant and equipment purchases included in accounts payable	$1,590	$933	$665	$959	$796

Interest in kind included in long-term debt	$—	$30,751	$11,966	$964	$4,953

Accretion of preferred stock issuance costs	$(2,205)	$—	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

BIRDS EYE FOODS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S DEFICIT

FOR THE FISCAL YEARS ENDED JUNE 30, 2007, JUNE 28, 2008

AND JUNE 27, 2009 AND FOR THE THREE MONTHS ENDED

SEPTEMBER 26, 2009 (unaudited)

(Information for the three months ended September 26, 2009 is Unaudited)

(dollars in thousands)

	Common stock shares	Common stock dollars	Additional paid-In capital	Accumulated other comprehensive (loss)/income			Total stockholder’s deficit
				Accumulated deficit	Hedging activity	Pension and other postretirement benefits liability
Balances, June 24, 2006	900	$—	$46,751	$—	$446	$(14,230)	$32,967
Net loss	—	—	—	(8,896)	—	—	(8,896)
Birds Eye Holdings LLC investment	—	—	18	—	—	—	18
Accretion of preferred stock issuance costs	—	—	(2,205)	—	—	—	(2,205)
Dividends on preferred stock	—	—	(29,252)	—	—	—	(29,252)
Dividends on common stock	—	—	(10,272)	—	—	—	(10,272)
Minimum pension liability adjustment, net of taxes	—	—	—	—	—	3,283	3,283
Unrealized gain on hedging activities, net of taxes	—	—	—	—	1,314	—	1,314
Effects of changing the pension plan measurement date pursuant to ASC Topic 715, net of taxes	—	—	—	(1,089)	—	—	(1,089)
Effects of the recognition provisions of ASC Topic 715, net of taxes	—	—	—	—	—	(2,143)	(2,143)

Balances, June 30, 2007	900	—	5,040	(9,985)	1,760	(13,090)	(16,275)
Recapitalization related to transfer of ownership from Birds Eye Holdings LLC to the Company	100	—	(5,040)	5,040	—	—	—
Adoption of FIN 48	—	—	—	(3,636)	—	—	(3,636)
Net income	—	—	—	38,051	—	—	38,051
Birds Eye Holdings LLC investment	—	—	40	—	—	—	40
Dividend to Birds Eye Holdings LLC	—	—	—	(298,172)	—	—	(298,172)
Net actuarial loss and prior service cost recognized in accordance with ASC Topic 715	—	—	—	—	—	(913)	(913)
Unrealized loss on hedging activities, net of taxes	—	—	—	—	(5,515)	—	(5,515)

Balances, June 28, 2008	1,000	—	40	(268,702)	(3,755)	(14,003)	(286,420)
Net income	—	—	—	53,645	—	—	53,645
Birds Eye Holdings LLC investment	—	—	160	—	—	—	160
Dividend to Birds Eye Holdings LLC	—	—	(190)	—	—	—	(190)
Net actuarial loss and prior service cost recognized in accordance with ASC Topic 715	—	—	—	—	—	(10,496)	(10,496)
Unrealized loss on hedging activities, net of taxes	—	—	—	—	(504)	—	(504)

Balances, June 27, 2009	1,000	—	10	(215,057)	(4,259)	(24,499)	(243,805)
Net income (unaudited)	—	—	—	136	—	—	136
Birds Eye Holdings LLC investment (unaudited)	—	—	100	—	—	—	100
Unrealized gain on hedging activities, net of taxes (unaudited)	—	—	—	—	922	—	922
Net actuarial gain and prior service credit recognized in accordance with ASC Topic 715	—	—	—	—	—	736	736

Balances, September 26, 2009 (unaudited).	1,000	$—	$110	$(214,921)	$(3,337)	$(23,763)	$(241,911)

The accompanying notes are an integral part of these consolidated financial statements.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 1.    Description of business and summary of significant accounting policies

Change in names of entities: Subsequent to June 27, 2009, the following name changes became effective:

Former name	New name
BE Foods Inc.	Birds Eye Foods, Inc.
Birds Eye Foods, Inc.	Birds Eye Group, Inc.

The accompanying financial statements reflect the name changes for all periods presented.

Form of organization and nature of business: Birds Eye Foods, Inc. (the “Company” or “Birds Eye Foods”), a Delaware corporation, is a wholly-owned subsidiary of Birds Eye Holdings LLC, formerly Agrilink Holdings LLC, a Delaware limited liability company (“Holdings LLC”). Birds Eye Foods was formed on July 1, 2007 for the purpose of holding a 100 percent interest in Birds Eye Holdings, Inc., which in turn has a 100 percent direct ownership of Birds Eye Group, Inc. (“Birds Eye Group”).

Birds Eye Holdings, Inc. and Birds Eye Group were previously 100 percent owned by Holdings LLC. Holdings LLC transferred its ownership interest in Birds Eye Holdings, Inc. to Birds Eye Foods on July 1, 2007, making Birds Eye Holdings, Inc. a wholly-owned subsidiary of Birds Eye Foods (“ownership transfer”). This transaction was accounted for as a reorganization of entities under common control and, accordingly, there was no change in basis of the underlying assets and liabilities. The accompanying consolidated financial statements for fiscal 2008 and fiscal 2009 and the three months ended September 27, 2008 and September 26, 2009 are reflective of the change in reporting entity that occurred as a result of the ownership transfer on July 1, 2007. The Birds Eye Foods consolidated financial statements reflect the financial statements of Birds Eye Holdings, Inc. for periods prior to July 1, 2007.

Birds Eye Group is a producer and marketer of processed food products. All of Birds Eye Group’s current operating facilities are within the United States.

Holdings LLC was formed on August 19, 2002 (the ‘Closing Date”), pursuant to the terms of a Unit Purchase Agreement by and among Pro-Fac Cooperative, Inc., a New York agricultural cooperative (“Pro-Fac”), Birds Eye Group and Vestar/Agrilink Holdings LLC (“The Transaction”).

Unaudited Interim Financial Statements: The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the requirements of Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by GAAP for complete financial statement presentation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations, and cash flows have been included. Operating results for the three months ended September 26, 2009 are not necessarily the results to be expected for future interim periods or the full year.

Basis of presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Consolidation: The consolidated financial statements include the Company and its consolidated subsidiaries after elimination of intercompany transactions and balances.

Fiscal year: The fiscal year of the Company ends on the last Saturday in June. Fiscal 2009 and fiscal 2008 both comprised 52 weeks and fiscal 2007 comprised 53 weeks. The three months ended September 27, 2008 and September 26, 2009 each comprised 13 weeks.

New accounting pronouncements:

In June 2009, the Financial Accounting Standards Board (‘FASB’) issued Statement of Financial Accounting Standards (‘SFAS”) No. 168 (ASC Topic 105) “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162’. SFAS 168 (ASC Topic 105) replaces SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”, and identifies the sources of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements that are presented in conformity with generally accepted accounting principles in the U.S. The Company adopted the provisions of SFAS No. 168 (ASC Topic 105) for its interim period ended September 26, 2009. All references to authoritative accounting literature are in accordance with SFAS No. 168 (ASC Topic 105). There have been no changes to the content of the Company’s consolidated financial statements or disclosures as a result of implementing SFAS No. 168 (ASC Topic 105).

In May 2009, the FASB issued SFAS No. 165 (ASC Topic 855), “Subsequent Events”, which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. SFAS No. 165 (ASC Topic 855) is effective for interim and annual periods ending after June 15, 2009. The Company conducted an evaluation under SFAS No. 165 (ASC Topic 855) through November 10, 2009, the issuance date of the accompanying interim unaudited consolidated financial statements.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65), “Interim Disclosures about Fair Value of Financial Instruments”. FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) amends SFAS No. 107 (ASC Topic 820), “Disclosures about Fair Value of Financial Instruments”, to require disclosures about fair value of financial instruments in interim as well as in annual financial statements. This FSP also amends Accounting Principles Board (“APB”) Opinion No. 28 (ASC Topic 270), “Interim Financial Reporting’, to require those disclosures in all interim financial statements. FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) became effective for the interim reporting period ended September 26, 2009. The adoption of FSP No. FAS 107-1 and APB 28-1 (ASC 825-10-65) did not have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161 (ASC Topic 815), ‘Disclosures about Derivative Instruments and Hedging Activities an Amendment of FASB Statement No. 133”. SFAS No. 161 (ASC Topic 815) requires enhanced disclosures to help investors better understand the effect of an entity’s derivative instruments and related hedging activities on its financial position, financial performance, and cash flows. The Company adopted SFAS No. 161 (ASC Topic 815) during the interim period ended September 26, 2009. The adoption of SFAS No. 161 (ASC Topic 815) did not impact the Company’s results of operations, cash flows, or financial condition, however, additional footnote disclosures have been made.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

In December 2007, the FASB issued SFAS No. 160 (ASC Topic 810), “Noncontrolling Interests in Consolidated Financial Statements an Amendment of ARB No. 51”. SFAS No. 160 (ASC Topic 810) establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Specifically, this statement requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financial statements and separate from the parent’s equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS No. 160 (ASC Topic 810) clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS No. 160 (ASC Topic 810) also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 (ASC Topic 810) is effective for fiscal years beginning on or after December 15, 2008, with retrospective presentation and disclosure for all periods presented. Early adoption is prohibited. The Company had no entities or arrangements that were affected by the adoption of SFAS No. 160 (ASC Topic 810) during the interim reporting period ended September 26, 2009.

In December 2007, the FASB issued SFAS No. 141(R) (ASC Topic 805), “Business Combinations”, replacing SFAS No. 141, “Business Combinations’. This statement retains the fundamental requirements in SFAS No. 141 that the acquisition method of accounting (which SFAS No. 141 termed the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement clarifies that acquirers are required to expense costs related to any acquisitions. SFAS No. 141R (ASC Topic 805) will apply prospectively to business combinations for which the acquisition date is on or after fiscal years beginning December 15, 2008. Early adoption is prohibited. On September 26, 2009, the Company adopted this statement which had no impact on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159 (ASC Topic 825), “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115”. This Statement provides companies with an option to measure, at specified election dates, many financial instruments and certain other items at fair value that are not currently measured at fair value. A company that adopts SFAS No. 159 (ASC Topic 825) will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. This Statement also established presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted this Statement in fiscal 2009. The Company has not elected the fair value option of SFAS No. 159 (ASC Topic 825).

In September 2006, the FASB issued SFAS No. 157 (ASC Topic 820), “Fair Value Measurements”. SFAS No. 157 (ASC Topic 820) defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 (ASC Topic 820) is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

fiscal years. In February 2008, the FASB issued FSP FAS 157-2 (ASC Topic 820) “Effective Date of FASB Statement 157” to allow a one-year deferral of adoption of SFAS No. 157 (ASC Topic 820) for non-financial assets and non-financial liabilities that are recognized at fair value on a nonrecurring basis. The Company elected this deferral and adopted these provisions on September 26, 2009, which had no impact on the consolidated financial statements. On June 29, 2008, the Company adopted the other provisions of SFAS No. 157 (ASC Topic 820) which had no impact on the consolidated financial statements.

Cash and cash equivalents: Cash and cash equivalents include short-term investments with original maturities of three months or less.

Trade accounts receivable: The Company accounts for trade receivables at outstanding billed amounts, net of allowances for doubtful accounts. The Company estimates its allowance for doubtful accounts as a percentage of receivables overdue. Also included in the allowance, in their entirety, are those accounts that have filed for bankruptcy, been sent to collections, and any other accounts management believes are not collectible based on historical information. The Company periodically reviews the accounts included in the allowance to determine those to be written off. Generally, after a period of one year, or through legal counsel’s advice, accounts are written off. It is not Company policy to accrue interest on past due accounts. The Company’s allowance for doubtful accounts was approximately $0.9 million as of June 28, 2008 and $0.8 million as of June 27, 2009 and September 26, 2009.

Inventories: Inventories are stated at the lower of cost or market on the first-in, first-out (“FIFO”) method. The Company provides inventory reserves for obsolete or slow moving inventory based on changes in consumer demand and other economic conditions. These reserves at June 28, 2008, June 27, 2009 and September 26, 2009 totaled $1.2 million, $1.5 million and $1.6 million, respectively.

Property, plant, and equipment and related lease arrangements: Property, plant, and equipment are depreciated over the estimated useful lives of the assets using the straight-line method, half-year convention, utilizing the following lives:

Depreciable lives
Land improvements	20 years
Buildings	15 – 40 years
Machinery and equipment	3 – 12 years

Lease arrangements are capitalized when such leases convey substantially all of the risks and benefits incidental to ownership. Assets subject to capital leases are amortized over either the lease term or the life of the related assets, depending upon available purchase options and lease renewal features. Amortization related to assets subject to capital leases is included within depreciation expense.

Held for sale assets are separately classified on the consolidated balance sheet. The recorded value is the lower of the carrying value or fair value less costs to sell. See Note 3 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding held for sale assets.

Goodwill: Goodwill includes the cost in excess of the fair value of net identifiable assets acquired in purchase transactions. Goodwill is not amortized, but instead tested annually for impairment. The Company tests for impairment of goodwill using a two-step approach during the fourth quarter of each fiscal year or at any other

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

time when impairment indicators exist. In the first step, the Company estimates the fair values of its reporting units. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. In the second step, the implied fair value of the goodwill is estimated as the fair value of the reporting unit used in the first step less the fair values of all other net tangible and intangible assets of the reporting unit. If the carrying amount of the goodwill exceeds its implied fair market value, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill. In addition, goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would indicate that goodwill may be impaired. See Note 6 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding goodwill.

Other intangible assets: Other intangible assets include customer relationships, non-competition agreements, employment contracts, trademarks, and a trademark royalty agreement. Trademarks have been deemed to have an indefinite life and are, therefore, not amortized but are tested annually for impairment. Other intangible assets are amortized on a straight-line basis over 5 to 36 years. See Note 6 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding intangible assets.

Impairment of long-lived assets: The Company reviews its long-lived assets for impairment in accordance with ASC Topic 360 (SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition, this indicates that a long-lived asset may be impaired. When an impairment is indicated, the estimated future cash flows are then discounted, or another appropriate fair value methodology is utilized, to determine the estimated fair value of the asset and an impairment charge, if any, is recorded for the difference between the carrying value and the fair value of the asset.

Carrying values of intangible assets with indefinite lives (trademarks) are reviewed at least annually, for possible impairment in accordance with ASC Topic 350 (SFAS No. 142 “Accounting for Goodwill and Other Intangible Assets’). The Company’s impairment review is based on a discounted cash flow approach that requires judgment with respect to future volume, revenue and expense growth rates and the selection of the appropriate discount rate. The Company uses estimates based on expected trends in making these assumptions. An impairment charge would be recorded for the difference between the carrying value and the net present value of estimated cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse, economic factors or competitive activities may signal that an asset has become impaired. See Note 6 to the ‘Notes to Consolidated Financial Statements” for additional disclosures.

The determination of the fair value and any potential subsequent impairment of the Company’s remaining long-lived assets require management to make estimates and assumptions that may affect its consolidated financial statements.

Derivative financial instruments: The Company does not engage in speculative derivatives. Derivative financial instruments are utilized to hedge interest rate risk and commodity price risk and are not held for trading purposes. See Note 7 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding the Company’s hedging activities.

Income taxes: Birds Eye Foods and its consolidated subsidiaries are C Corporations subject to federal, state, and foreign taxation. Income taxes are provided on income for financial reporting purposes. Deferred income

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

taxes resulting from temporary differences between financial reporting and tax reporting are appropriately classified on the Consolidated Balance Sheet. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. See Note 9 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding tax matters.

Workers compensation: The Company is primarily self-insured for workers compensation. The Company accrues for the estimated losses from both asserted and unasserted claims. The estimate of the discounted liability for unasserted claims arising from unreported incidents is based on an analysis of historical claims data. The accrual for workers compensation at June 28, 2008, June 27, 2009 and September 26, 2009 was $9.6 million, $8.8 million and $9.2 million, respectively.

Pension and postretirement benefits other than pensions: The Company and its subsidiaries have several pension plans and participated in one union sponsored pension plan. In addition, the Company sponsors benefit plans that provide postretirement medical and life insurance benefits for certain current and former employees of the Company. Charges to income with respect to plans sponsored by the Company and its subsidiaries are based upon actuarially determined costs. Pension liabilities are funded by periodic payments to the various pension plan trusts. See Note 10 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding pension and postretirement benefits.

Revenue recognition: The Company recognizes revenue on shipments on the date the merchandise is received by the customer and title transfers. On this date, the customer’s price is fixed or determinable and collectability is reasonably assured. Product sales are reported net of applicable cash discounts, sales allowances and promotions.

Promotional activities: The Company’s promotional activities are conducted either through the retail trade channel or directly with consumers and involve in-store displays; feature price discounts on products; consumer coupons; and similar activities. These activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management’s judgment regarding the volume of promotional offers that will be redeemed by either the retail trade channel or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. The accrual for promotional activities at June 28, 2008, June 27, 2009, and September 26, 2009 was $5.6 million, $4.3 million, and $11.5 million, respectively.

Shipping and handling expense: The Company follows ASC Topic 605 (Emerging Issues Task Force (“EITF”) 00-10 “Accounting for Shipping and Handling Fees and Costs” (Issue 00-10)). ASC Topic 605 requires that all amounts billed to customers related to shipping and handling should be classified as revenues. Costs include amounts for shipping and handling; therefore, the Company charges its customers shipping and handling fees at the time the products are received by the customer and title transfers. The cost of shipping products to the customer is recognized at the time the products are shipped to the customer and are classified as selling expenses. The cost of shipping products to the customer classified as selling expenses was $21.0 million, $22.2 million and $20.8 million in fiscal years 2007, 2008 and 2009, respectively, and $5.3 million and $4.3 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Advertising: Production costs of commercials and programming are charged to earnings in the period first aired. The costs of other advertising and marketing programs are expensed when incurred. Advertising expense, including marketing, incurred in fiscal years 2007, 2008 and 2009 amounted to approximately $33.5 million, $36.5 million and $35.5 million, respectively, and $5.4 million and $5.3 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Research and development: Research and development costs are expensed as incurred. The amount expensed on internal activities relating to the development of new products or the improvement of existing products was $3.0 million, $3.7 million and $4.0 million in fiscal years 2007, 2008 and 2009, respectively, and $1.2 million and $0.9 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Comprehensive income: Under ASC Topic 220 (SFAS No. 130 “Reporting Comprehensive Income”), the Company is required to display comprehensive income and its components as part of the financial statements. Comprehensive income is comprised of net income and other comprehensive income/(loss), which includes certain changes in equity that are excluded from net income. The Company includes adjustments for unrecognized pension and other postretirement benefits costs and unrealized gains and losses on hedging transactions in other comprehensive income. The income taxes related to the Company’s unrecognized pension and other postretirement benefits costs amounted to approximately $2.1 million, $0.3 million and $6.2 million for fiscal years 2007, 2008 and 2009, respectively, and $0 for the three months ended September 27, 2008 and September 26, 2009. The income taxes related to the Company’s unrealized losses/gains on hedging transactions amounted to approximately $0.8 million, $3.4 million and $0.3 million, in fiscal years 2007, 2008 and 2009, respectively, and $0.3 million and $0.6 million for the three months ended September 27, 2008 and September 26, 2009, respectively.

Disclosures about fair value of financial instruments: The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount approximates fair value because of the short maturity of these instruments.

Long-term debt: The fair value of the long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered for debt of the same remaining maturities. See Note 8 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding long-term debt.

Interest rate swap: The fair value of the interest rate swap is based upon valuation models, assumptions and publicly available information as provided by an outside resource.

Net (loss)/income per common share: ASC Topic 260 (SFAS No. 128 “Earnings per Share”), requires the computation of basic and diluted earnings per share. Basic earnings per share is computed by dividing net (loss)/income allocated to common stockholder by the weighted-average number of shares of common stock outstanding during the year. The Company’s weighted average number of shares outstanding are the same for both the basic earnings per common share and diluted earnings per common share calculations for the fiscal years 2007, 2008 and 2009 and for the three months ended September 27, 2008 and September 26, 2009.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following table provides the calculation of income from continuing operations allocated to common stockholder and net (loss)/income allocated to common stockholder:

(dollars in thousands)	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Income from continuing operations	$33,184	$37,221	$53,105	$1,243	$121
Less: Accretion of preferred stock issuance costs	2,205	—	—	—	—
Less: Dividends on preferred stock	29,252	—	—	—	—

Income from continuing operations allocated to common stockholder	$1,727	$37,221	$53,105	$1,243	$121

Net (loss)/income	$(8,896)	$38,051	$53,645	$1,611	$136
Less: Accretion of preferred stock issuance costs	2,205	—	—	—	—
Less: Dividends on preferred stock	29,252	—	—	—	—

Net (loss)/income allocated to common stockholder	$(40,353)	$38,051	$53,645	$1,611	$136

Note 2.    Related party transactions

The transaction: In connection with the August 19, 2002 Transaction, Birds Eye Group entered into several agreements effective as of the Closing Date, including the following:

(i) Termination agreement. Pro-Fac, a significant shareholder of Holdings LLC, and Birds Eye Group entered into a letter agreement dated as of the Closing Date (the ‘Termination Agreement”), pursuant to which, among other things, the marketing and facilitation agreement between Pro-Fac and Birds Eye Group (the “Old Marketing and Facilitation Agreement”) which, until the Closing Date, governed the crop supply and purchase relationship between Birds Eye Group and Pro-Fac, was terminated. In consideration of such termination, Birds Eye Group agreed to pay Pro-Fac a termination fee of $10.0 million per year for five years. The final $10.0 million payment was made during the year ended June 30, 2007.

(ii) Amended and restated marketing and facilitation agreement. Pro-Fac and Birds Eye Group entered into an amended and restated marketing and facilitation agreement dated as of the Closing Date (the “Amended and Restated Marketing and Facilitation Agreement”). The Amended and Restated Marketing and Facilitation Agreement replaced the Old Marketing and Facilitation Agreement. Birds Eye Group pays Pro-Fac the commercial market value (“CMV”) of the crops supplied in installments corresponding to the dates of payment by Pro-Fac to its members for crops delivered. CMV is defined as the weighted average price paid by other commercial processors for similar crops sold under preseason contracts and in the open market in the same or competing market areas. Birds Eye Group makes payments to Pro-Fac for an estimated CMV for a particular crop year, subject to adjustments to reflect the actual CMV following the end of such year. Commodity committees of Pro-Fac meet with Birds Eye Group management to establish CMV guidelines, review calculations, and report to a joint CMV committee of Pro-Fac and Birds Eye Group. The CMV of crops supplied by Pro-Fac was $49.2 million, $18.3 million and $23.2 million for the fiscal years ended June 30, 2007, June 28, 2008 and June 27, 2009, respectively.

Under the Amended and Restated Marketing and Facilitation Agreement, Birds Eye Group determines the amount of crops which Birds Eye Group will acquire from Pro-Fac for each crop year. If the amount to

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

be purchased by Birds Eye Group during a particular crop year does not meet (i) a defined crop amount and (ii) a defined target percentage of Birds Eye Group’s needs for each particular crop, then certain shortfall payments will be made by Birds Eye Group to Pro-Fac. The defined crop amounts and targeted percentages were set based upon the needs of Birds Eye Group in the 2002 crop year (fiscal 2003). The shortfall payment provisions of the agreement include a maximum shortfall payment, determined for each crop, that can be paid over the term of the Amended and Restated Marketing and Facilitation Agreement. The aggregate shortfall payment amounts for all crops currently purchased by the Company under the agreement cannot exceed $4.5 million over the remaining term of the agreement.

Unless terminated earlier, the Amended and Restated Marketing and Facilitation Agreement will continue in effect until August 19, 2012. Birds Eye Group may terminate the Amended and Restated Marketing and Facilitation Agreement prior to August 19, 2012 upon the occurrence of certain events, including in connection with a change in control transaction affecting Birds Eye Group or Birds Eye Holdings Inc. Birds Eye Group may terminate the Amended and Restated Marketing Agreement as a result of a change in control without the payment of any termination fee. Also, Birds Eye Group may sell portions of its business and the volumes of crop purchases previously made by Birds Eye Group with respect to the sold business are disregarded for purposes of determining shortfall payments.

(iii) Management agreement. The Company and Vestar Capital Partners entered into a management agreement dated as of August 19, 2002 (the “Management Agreement”) pursuant to which Vestar Capital Partners, an investment firm and affiliate of Vestar Capital Partners IV, L.P., a Delaware limited partnership and the sole member of Vestar/Agrilink Holdings (“Vestar Capital Partners”), provides advisory and consulting services to the Company. In consideration for such services, the Company pays Vestar Capital Partners an annual management fee equal to the greater of $1.0 million or 0.7 percent of the Company’s earnings, before interest, taxes, depreciation and amortization. The management fee paid by the Company to Vestar Capital Partners was $1.0 million in fiscal years 2007, 2008 and 2009.

The Management Agreement does not include investment banking or other financial advisory services in connection with acquisitions, divestitures, refinancings, or restructurings. In fiscal 2007, the Company paid $1.3 million to Vestar Capital Partners for services rendered in relation to the Company’s refinancing.

Note 3.    Discontinued operations and held for sale assets

Non-brand frozen vegetables business: On December 21, 2006, the Company completed the sale of its non-brand frozen vegetable business, historically reported in the non-brand reporting segment, to Allens Inc. (“Allens”) and recognized a gain on sale of $0.6 million recorded within discontinued operations. The sale consisted primarily of inventory and manufacturing facilities in Brockport, Bergen and Oakfield, New York; Fairwater, Wisconsin; and Montezuma, Georgia. The sale also included the Chill Ripe and Garden Classic brand names and the assumption by Allens of several contractual obligations associated with the non-brand frozen vegetable business.

As part of the decision to exit the non-brand frozen vegetable business, the Company also completed the closure of its manufacturing facility in Watsonville, California. During fiscal 2007, the Company sold certain tangible personal property located at the Watsonville location. The Company recorded a $5.7 million impairment charge to write down the carrying value of the Watsonville personal property to its fair value less costs to sell.

This charge is included within discontinued operations. The building, improvements, and remaining land in Watsonville, California are currently held for sale and are expected to be sold in fiscal 2010.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The Company’s decision to exit the non-brand frozen vegetable business also resulted in the elimination of a number of administrative positions in both the Rochester, New York and Green Bay, Wisconsin locations.

The following table highlights the fiscal 2007, 2008 and 2009 non-brand frozen vegetable business pre-tax exit costs recorded in accordance with ASC Topic 420 (SFAS No. 146 “Accounting for Costs Associated with Exit or Disposal Activities”). The liability is included in other accrued liabilities in the accompanying Consolidated Balance Sheets. These costs are all reported within discontinued operations:

(dollars in thousands)	Termination benefits	Contract termination costs	Pension charge	Total
Liability balance June 24, 2006	$—	$—	$—	$—
Expense	6,206	6,576	1,500	14,282
Cash payments	(4,446)	—	—	(4,446)
Buyers share of termination benefits	199	—	—	199

Liability balance June 30, 2007	1,959	6,576	1,500	10,035
Expense/(income)	278	—	(1,500)	(1,222)
Cash payments	(1,913)	(6,576)	—	(8,489)

Liability balance June 28, 2008	324	—	—	324
Cash payments	(247)	—	—	(247)

Liability balance June 27, 2009	$77	$—	$—	$77

There are no remaining exit costs expected.

In fiscal 2007, the Company also recorded a pre-tax fixed asset impairment charge of $18.9 million and recognized accelerated depreciation charges of $2.2 million to reflect the shortened asset lives which coincided with the final production dates. In addition, the Company recorded inventory markdowns of $15.3 million. These costs are all recorded within discontinued operations.

As required by the terms of the Senior Secured Credit Agreement dated August 19, 2002, the net proceeds from the sale of the non-brand frozen vegetable business were used to pay down borrowings on that facility.

The Company allocated interest expense and a portion of amortization of debt issue costs to discontinued operations in fiscal 2007 in the amount of $3.8 million. In addition, the Company wrote off $0.8 million in deferred financing fees in fiscal 2007 which is also included in discontinued operations.

In conjunction with the closure of the Watsonville, California facility in fiscal 2007, the Company estimated and recorded a withdrawal liability based on information from the union sponsored pension plan of approximately $1.5 million. In fiscal 2008, based upon new information received by the Company from the union sponsored pension plan, the Company revised the estimated liability as it was determined the Company has no withdrawal liability.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Discontinued operations—In accordance with ASC Topic 360 (SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”), the operations of the non-brand frozen vegetable business have been presented as discontinued operations in the accompanying Consolidated Statements of Operations and Comprehensive (Loss)/Income as follows:

(dollars in thousands)	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009
Net sales	$107,112	$—	$—

(Loss)/gain before income taxes and gain on sale (inclusive of asset impairment, restructuring, and deferred financing charges described above)	$(69,102)	$1,334	$865
Gain on sale	595	—	—

(Loss)/gain before income taxes	(68,507)	1,334	865
Income tax benefit/(provision)	26,427	(504)	(325)

Discontinued operations, net of taxes	$(42,080)	$830	$540

Held for sale assets The major classes of assets included in the Consolidated Balance Sheets as held for sale assets are as follows:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009
Property, plant and equipment, net	$7,661	$7,402

Note 4.    Inventories

The major classes of inventories, net of inventory obsolescence reserves of $1.2 million, $1.5 million and $1.6 million as of June 28, 2008, June 27, 2009 and September 26, 2009, respectively, are as follows:

	Fiscal years ended		Three months ended
(dollars in thousands)	June 28, 2008	June 27, 2009	September 26, 2009
			(Unaudited)
Finished goods	$94,319	$108,971	$199,942
Raw materials and supplies	21,356	26,945	18,897

Total inventories	$115,675	$135,916	$218,839

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 5.    Property, plant and equipment and related obligations

The following is a summary of property, plant and equipment and related obligations at June 28, 2008 and June 27, 2009:

(dollars in thousands)	Fiscal years ended
	June 28, 2008				June 27, 2009
	Owned assets	Leased assets	Total	Owned assets	Leased assets	Total
Land	$6,662	$—	$6,662	$6,658	$—	$6,658
Land improvements	1,778	—	1,778	1,827	—	1,827
Buildings	34,213	—	34,213	44,830	—	44,830
Machinery and equipment	130,565	4,001	134,566	138,637	2,531	141,168
Construction in progress	3,613	—	3,613	7,973	—	7,973

	176,831	4,001	180,832	199,925	2,531	202,456
Less accumulated depreciation and amortization	(72,118)	(3,172)	(75,290)	(84,762)	(644)	(85,406)

Net	$104,713	$829	$105,542	$115,163	$1,887	$117,050

Obligations under capital leases		$818			$1,944
Less current portion		(742)			(579)

Long-term portion		$76			$1,365

Interest capitalized in conjunction with construction amounted to approximately $0.1 million in fiscal 2007 and approximately $0.5 million in fiscal years 2008 and 2009.

The following is a schedule of future minimum lease payments primarily for warehouse, production and office facilities and equipment, together with the present value of the minimum lease payments related to capitalize leases, both as of June 27, 2009.

Fiscal year ending last Saturday in June (dollars in thousands)	Capital leases	Operating leases	Total future commitment
2010	$692	$7,233	$7,925
2011	680	6,996	7,676
2012	677	5,843	6,520
2013	113	4,621	4,734
2014	—	3,760	3,760
Later years	—	17,688	17,688

Net minimum lease payments	2,162	$46,141	$48,303

Less amount representing interest	(218)

Present value of minimum lease payments	$1,944

Total rent expense related to operating leases (including lease arrangements of less than one year which are not included in the previous table) amounted to $9.6 million, $7.7 million and $8.2 million for fiscal years 2007, 2008 and 2009, respectively.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 6.    Accounting for goodwill and intangible assets

Goodwill: The Company follows ASC Topic 350 (SFAS No. 142 “Goodwill and Other Intangible Assets”), which requires that goodwill not be amortized, but instead be tested at least annually for impairment and expensed against earnings when its implied fair value is less than its carrying amount.

During the quarters ended June 30, 2007, June 28, 2008 and June 27, 2009, the Company performed an annual impairment test as required by ASC Topic 350. The fair value of the Company’s reporting units was determined and was compared to their carrying value, indicating that no impairment exists.

During fiscal 2008, the Company reversed a pre-acquisition valuation allowance against state income tax credits and carryforwards resulting in a decrease in goodwill of $3.6 million. In accordance with ASC Topic 740 (EITF 93-7 “Uncertainties Related to Income Taxes in a Purchase Business Combination”), the effect of income tax settlements that result from prior business combinations years should be applied to increase or decrease the goodwill balance attributable to that acquisition. Accordingly, during fiscal year 2009 the Company decreased its goodwill by $1.9 million to reflect the estimates of the tax settlements for the amounts incurred prior to The Transaction. There were no changes in goodwill during the three months ended September 26, 2009.

A summary of changes in the Company’s goodwill during fiscal 2008 and 2009 by business segment is outlined as follows:

(dollars in thousands)	Fiscal years ended
	June 30, 2007	Adjustments	June 28, 2008	Adjustments	June 27, 2009
Frozen food group	$48,227	$(3,186)	$45,041	$(1,635)	$43,406
Specialty food group	10,587	(435)	10,152	(224)	9,928

Total	$58,814	$(3,621)	$55,193	$(1,859)	$53,334

Intangible assets: As outlined in ASC Topic 350, certain intangibles with a finite life are required to be amortized. ASC Topic 350 also requires that intangible assets with indefinite lives not be amortized, however, are required to be tested annually for impairment. During the quarters ended June 30, 2007, June 28, 2008 and June 27, 2009, the Company performed an asset impairment test and concluded that the fair value of such assets exceeded their carrying value.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following schedule sets forth the major classes of intangible assets held by the Company:

(dollars in thousands)	Estimated lives	Fiscal years ended				Three months ended
		June 28, 2008		June 27, 2009		September 26, 2009
		Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
						(Unaudited)	(Unaudited)
Amortized intangible assets:
Customer relationships	9-36 years	$36,191	$(8,160)	$36,191	$(9,842)	$36,191	$(10,263)
License agreement	14 years	10,406	(4,406)	10,406	(5,156)	10,406	(5,343)
Other	5 years	2,344	(1,872)	2,344	(2,231)	2,344	(2,321)

Total		48,941	$(14,438)	48,941	$(17,229)	48,941	$(17,927)

Unamortized intangible assets:
Trademarks		179,500		179,500		179,500

Total		$228,441		$228,441		$228,441

The aggregate amortization expense associated with intangible assets was approximately $2.8 million in fiscal 2007, 2008 and 2009 and $0.7 million for the three months ended September 27, 2008 and September 26, 2009. The aggregate amortization expense for the remainder of fiscal 2010 and for each of the four succeeding fiscal years is estimated as follows:

Fiscal year ending last Saturday in June (dollars in thousands)
2010	$1,841
2011	$2,435
2012	$1,657
2013	$1,544
2014	$1,543

Note 7.    Accounting for derivative instruments, hedging activities, and fair value measurements

Derivative instruments and hedging activities

ASC Topic 815 (SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”), requires the recognition of all derivative financial instruments as either assets or liabilities in the balance sheet and measurement of those instruments at fair value. Changes in the fair values of those derivatives will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flow of the asset or liability hedged. Under the provisions of ASC Topic 815, the method that will be used for assessing the effectiveness of a hedging derivative, as well as the measurement approach for determining the ineffective aspects of the hedge, must be established at the inception of the hedge.

The Company, as a result of its operating and financing activities, is exposed to changes in certain commodity prices and interest rates which may adversely affect its results of operations and financial position. In seeking to minimize the risks and/or costs associated with such activities, the Company has entered into select derivative contracts.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Commodity prices: The Company is exposed to commodity price risk related to forecasted purchases of corrugated (unbleached kraftliner) in its manufacturing process. To mitigate this risk, the Company entered into two forward purchase contracts with effective terms from July 1, 2008 through June 30, 2009 and September 1, 2008 through June 30, 2009, respectively. The forward purchase contracts were designated as cash flow hedges of the Company’s forecasted corrugated purchases. The contracts hedged approximately 80 percent of the Company’s annual usage. At June 27, 2009, the contracts were completed and the fair values of the agreements were $0. In fiscal 2008, the Company entered into a forward purchase contract with an effective term from July 1, 2007 through June 30, 2008. The forward purchase contract was designated as a cash flow hedge of the Company’s forecasted corrugated purchases. The contract hedged approximately 80 percent of the Company’s annual usage. At June 28, 2008, the contract was completed and the fair value of the agreement was $0.

The Company is also exposed to commodity price risk related to forecasted diesel fuel purchases. To mitigate the risk, the Company entered into a forward purchase contract in fiscal 2009 with an effective term from July 1, 2009 through June 30, 2010. The forward purchase contract will hedge approximately 70 percent of the Company’s annual diesel fuel purchases. The forward purchase contract is a derivative in which the Company elected not to use “hedge accounting”, as defined by ASC Topic 815. Accordingly, the Company recognizes in income the fair value gains and losses of this contract. At June 27, 2009 and September 26, 2009 the fair value of the contract was approximately $1.3 million and $0.6 million, respectively. Consequently, a $1.3 million unrealized gain and a $0.7 million unrealized loss was recorded in selling, general and administrative expenses in the fiscal 2009 and the three months ended September 26, 2009 Consolidated Statements of Operations and Comprehensive Income, respectively. Forward purchase contracts in effect as of September 26, 2009 were as follows:

Notional Amount	Maturity	Strategy	Fixed Price
285,000 gallons/month	06/30/2010	Not applicable	$2.46

Interest rate swap agreement: In order to reduce the Company’s exposure to fluctuations in interest rates, the Company entered into an interest rate swap agreement. This agreement effectively converts a portion of the Company’s floating-rate debt to fixed-rate debt. Such agreements involve the exchange of fixed-rate and floating-rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Company’s swap agreement qualifies for cash flow hedge accounting. The Company’s policy is to enter into swap agreements only with counterparties it considers to be creditworthy. The interest rate swap contract is for a period of three years and became effective on June 30, 2007. The contract requires payment of a fixed rate of interest (4.87 percent) and the receiving of a variable rate of interest (three-month London Interbank Offered Rate (“LIBOR”) of 2.70 percent and 1.22 percent as of June 28, 2008 and June 27, 2009, respectively. The notional principal amount of indebtedness was $296.0 million and $229.0 million as of June 28, 2008 and June 27, 2009, respectively, and amortizes quarterly according to a fixed schedule.

Approximately 41 percent and 33 percent of the Company’s underlying debt is being hedged with this interest rate swap at June 28, 2008 and June 27, 2009, respectively. Swap agreements in effect as of September 26, 2009 were as follows:

(dollars in thousands)
			Weighted Average Variable
Notional Amount	Maturity	Strategy	LIBOR Rate	Fixed Rate
$190,000	06/30/2010	Cash Flow Hedge	0.62%	4.87%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Weighted-average variable rates are subject to change over time as LIBOR fluctuates. Notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of the Company’s interest rate exposure.

Neither the Company nor the counterparty is required to collateralize its obligations under the swap agreements. The Company is exposed to loss if the counterparty defaults. Management does not anticipate any non-performance by counterparties to the Company’s swap agreements, in part because all counterparties have investment grade credit ratings. Risk management strategies, such as interest rate swaps, are reviewed by the Company’s senior management. The Company’s policy is to limit the maximum amount of positions that can be taken in any given instrument.

The fair value, on a gross basis, of the Company’s derivative financial instruments included in the accompanying consolidated balance sheet as of September 26, 2009 is presented as follows:

(dollars in thousands)	Balance Sheet Location	Fair Value
Derivatives Designated as Hedging Instruments:
Interest rate swap agreement	Other accrued liabilities ($5,408); Accrued interest ($1,984)	$7,392

Total Derivatives		$7,392

Derivatives not Designated as Hedging Instruments:
Forward purchase contract	Prepaid expenses and other current assets	$608

Total Derivatives		$608

The activity for the three months ended September 26, 2009 related to the Company’s derivative financial instruments is presented as follows:

(dollars in thousands)	Amount of Gain Recognized in Other Comprehensive Income on Derivatives	Location of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (effective portion)	Amount of Gain (Loss) Reclassified from Accumulated Other Comprehensive Income into Earnings (effective portion)
Derivatives in Cash Flow Hedging Relationships:
Interest rate swap agreement	$922	Not applicable	$—

Total	$922		$—

(dollars in thousands)	Amount of Loss Recognized in Income on Derivatives	Location of Loss Recognized in Income on Derivatives
Derivatives not Designated as Hedging Instruments:
Forward purchase contract	$725	Selling, administrative, and general expense

Total	$725

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting changes in cash flows of a hedged item, the derivative or hedged item expires or is sold, terminated, or exercised, or management determines that it is no longer appropriate to designate the derivative as a hedge instrument. The discontinuation of hedge accounting would result in a reclassification into earnings of any gains or losses that are currently being reported in accumulated other comprehensive loss. The Company does not expect to reclassify any amounts from accumulated other comprehensive loss into earnings within the next 12 months.

The Company designated this interest rate swap contract as a cash flow hedge. The fair value of the cash flow hedge is generally deferred to other comprehensive income. At June 27, 2009, the fair value of the contract was ($9.0) million. At June 27, 2009, $2.1 million is reported in accrued interest, $6.9 million is reported in other non-current liabilities and an after-tax unrealized loss of $4.3 million was reported in accumulated other comprehensive income in stockholder’s deficit. At June 28, 2008, the fair value of the contract was ($7.7) million. At June 28, 2008, $1.6 million was reported in accrued interest, $6.1 million was reported in other non-current liabilities and an after-tax unrealized loss of $3.8 million was reported in accumulated other comprehensive loss in stockholder’s deficit.

Fair value measurements

The Company adopted ASC Topic 820 (SFAS No. 157 “Fair Value Measurements”) on June 29, 2008, for financial assets and financial liabilities. ASC Topic 820 defines fair value, provides guidance for measuring fair value and requires certain disclosures. ASC Topic 820 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs, other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.

The following table summarizes the valuation of the Company’s financial instruments by the foregoing ASC Topic 820 fair value hierarchy levels as of June 27, 2009 and September 26, 2009:

	Fiscal year ended June 27, 2009				Three months ended September 26, 2009
(dollars in thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	—	$60,878	—	$60,878	—	$41,121	—	$41,121
Commodity derivative	—	$1,334	—	$1,334	—	$608	—	$608
Liabilities
Interest rate exchange agreement derivative	—	$8,963	—	$8,963	—	$7,392	—	$7,392

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs, such as forward rates, interest rates, and counterparties’ credit risks, and minimize the use of unobservable inputs. The Company is able to establish fair value balances based on the observability of those inputs. Commodity derivatives and interest rate derivatives are classified as Level 2 fair value based upon pricing models using market-based inputs. Model inputs can be verified and valuation techniques do not involve significant management judgment.

Note 8.    Debt

The following is a summary of long-term debt outstanding:

	Fiscal years ended		Three months ended
(dollars in thousands)	June 28, 2008	June 27, 2009	September 26, 2009
			(Unaudited)
JPMorgan term loan facility	$385,500	$381,000	$379,875
UBS term loan facility	340,751	322,717	327,670
Other debt	—	1,180	1,116
Revolving Credit Facility	—	—	36,200
UBS original issue discount	(2,365)	(1,681)	(1,521)

Total debt	723,886	703,216	743,340
Less current portion	(4,500)	(4,756)	(4,758)

Total long-term debt	$719,386	$698,460	$738,582

Bank debt facilities: On March 22, 2007, Birds Eye Holdings Inc., a wholly-owned subsidiary of the Company, and certain of its subsidiaries, executed an amended and restated credit agreement (the “New Senior Credit Facility”) with a syndicate of banks and other lenders arranged and managed by JPMorgan Chase Bank, as administrative agent. (the “Refinancing”). The New Senior Credit Facility is comprised of (i) a $125.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) and (ii) a $450.0 million senior secured B term loan (the “Term Loan Facility”).

The proceeds received by Birds Eye Group from the New Senior Credit Facility were used, in part, to repay $163.1 million of outstanding term loans due under the Senior Secured Credit Agreement dated August 19, 2002 and complete a dividend payment to Birds Eye Holdings Inc. Birds Eye Holdings Inc. subsequently distributed its share of the proceeds to Holdings LLC. Birds Eye Group paid $7.0 million in fees in conjunction with the Refinancing which have been capitalized and are being amortized over the life of the underlying debt. In conjunction with the repayment, a pre-tax loss on early extinguishment of debt of $2.9 million was recorded in fiscal 2007 and reflects the write-off of certain deferred financing fees associated with the previous credit facility.

The Revolving Credit Facility matures in March 2012 and allows up to $40.0 million to be available in the form of letters of credit. As of June 28, 2008, June 27, 2009 and September 26, 2009, (i) cash borrowings outstanding under the Revolving Credit Facility were $0, $0, and $36.2 million, respectively, (ii) there were $18.0 million, $16.4 million and $16.1 million in letters of credit outstanding as of June 28, 2008, June 27, 2009 and September 26, 2009, respectively, and therefore (iii) availability under the Revolving Credit Facility was $107.0 million, $108.6 million and $72.7 million as of June 28, 2008, June 27, 2009 and September 26, 2009,

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

respectively. The Revolving Credit Facility bears interest at Birds Eye Group’s option, at a base rate or the London InterBank Offered Rate (“LIBOR”) plus, in each case, an applicable percentage. The appropriate applicable percentage corresponds to Birds Eye Group’s Consolidated Net Leverage Ratio, as defined by the New Senior Credit Facility, and is adjusted quarterly based on the calculation of the Consolidated Net Leverage Ratio. As of June 28, 2008, June 27, 2009 and September 26, 2009, the Revolving Credit Facility bears interest in the case of base rate loans at the Base Rate, as defined in the New Senior Credit Facility, plus (i) .75 percent, and (ii) in the case of LIBOR loans at LIBOR plus 1.75 percent for loans under the Revolving Credit Facility. The unused commitment fee is .38 percent as of June 28, 2008, June 27, 2009 and September 26, 2009 on the daily average unused commitment under the Revolving Credit Facility and also varies based on Birds Eye Group’s Consolidated Net Leverage Ratio.

The Term Loan Facility bears interest at Birds Eye Group’s option, at a base rate or LIBOR plus, in each case, an applicable percentage. The Term Loan Facility bears interest in the case of base rate loans at the Base Rate, as defined in the New Senior Credit Facility, plus a fixed 1.25 percent and in the case of LIBOR loans at LIBOR plus 1.75 percent (to increase to 2.00 percent in the event that Birds Eye Group’s Consolidated Net Leverage Ratio is greater than 5.00 to 1.00). As of June 28, 2008, June 27, 2009 and September 26, 2009, the interest rate under the Term Loan Facility was 4.45 percent, 2.97 percent and 2.19 percent, respectively.

The Term Loan Facility requires payments in quarterly installments in the amount of $1,125,000 starting June 30, 2007 and matures on March 22, 2013 upon which the balance is due. In fiscal years 2007, 2008 and 2009, Birds Eye Group made mandatory payments of $1,125,000, $3,375,000 and $4,500,000, respectively. In the first three months of fiscal 2010, Birds Eye Group made mandatory payments of $1,125,000. A voluntary prepayment of $60.0 million was made in fiscal 2007. The Term Loan Facility is also subject to mandatory prepayments under various scenarios as defined in the New Senior Credit Facility. Provisions of the New Senior Credit Facility require that annual payments, within 105 days after the end of each fiscal year, commencing in fiscal 2008, in the amount of “excess cash flow,” as defined in the New Senior Credit Facility, be utilized to prepay the Term Loan Facility at an applicable percentage that corresponds to the Company’s Consolidated Net Leverage Ratio. The excess cash flow payment is based in part on Birds Eye Group’s operating income during the year less capital expenditures and cash interest. No “excess cash flow” payments were due for the years ended June 28, 2008 or June 27, 2009.

Birds Eye Group’s previous credit facility also included an “excess cash flow” provision. The amount of “excess cash flow” payment for the year ended June 24, 2006 was $8.6 million and was paid in fiscal 2007.

The New Senior Credit Facility contains customary covenants and restrictions on Birds Eye Group’s activities, including, but not limited to: (i) limitations on the incurrence of indebtedness; (ii) limitations on sale-leaseback transactions, liens, investments, loans, advances, guarantees, acquisitions, asset sales, and certain hedging agreements; (iii) restrictions or limitations on the ability to pay dividends and (iv) limitations on transactions with affiliates and other distributions. The Revolving Credit Facility also requires Birds Eye Group to maintain a maximum average total debt to earnings before interest, taxes, depreciation, and amortization (“EBITDA”) ratio (“Consolidated Net Senior Secured Leverage Ratio”) when amounts are outstanding on the last day of any fiscal quarter. As of June 28, 2008, June 27, 2009 and September 26, 2009, Birds Eye Group was in compliance with all covenants, restrictions, and requirements under the terms of the New Senior Credit Facility.

Birds Eye Group’s obligations under the New Senior Credit Facility are collateralized by a first priority lien on: (i) substantially all existing or after-acquired assets, tangible or intangible, (ii) the capital stock of Birds Eye

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Group and its domestic subsidiaries, and (iii) 65% of the capital stock in certain foreign subsidiaries. Birds Eye Group’s obligations under the New Senior Credit Facility are guaranteed by Birds Eye Holdings Inc. and certain of its subsidiaries. See Note 13 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding guarantees and indemnifications.

On July 11, 2007 Birds Eye Foods, executed a credit agreement (the “Credit Agreement”) with UBS Loan Finance, LLC, as the lender and UBS AG, Stamford Branch, as administrative agent. The Credit Agreement consists of a $310.0 million term loan and was issued at a 1% discount. Birds Eye Foods paid $8.7 million in financing fees which have been capitalized and are being amortized over the life of the underlying debt.

The maturity date of the term loan facility is July 11, 2012 at which time the principal amount is due. The term loan facility bears interest at the Company’s option, at a Base Rate or LIBOR plus, in each case, an applicable percentage. The term loan facility bears interest in the case of base rate loans at the Base Rate, as defined in the Credit Agreement, plus: 3.5% through December 27, 2008, 4.0% from December 28, 2008 through December 26, 2009 and 4.5% thereafter. In the case of LIBOR loans, at LIBOR plus: 4.5% through December 27, 2008, 5.0% from December 28, 2008 through December 26, 2009 and 5.5% thereafter. The interest rate under this term loan facility was 6.08 percent at June 27, 2009, 7.97 percent at June 28, 2008 and 6.00 percent at September 26, 2009.

Birds Eye Foods may elect to pay interest (i) in cash, (ii) in kind or (iii) half in cash and half in kind. Interest paid in kind is calculated at a rate 0.75% higher than the rates outlined above and is added to the unpaid principal amount of the term loan.

The net proceeds from the Credit Agreement were used by the Company to pay a $298.2 million dividend to its parent, Holdings LLC.

The UBS Credit Facility contains customary covenants and restrictions on the Company’s activities, including, but not limited to: (i) limitations on the incurrence of indebtedness; (ii) limitations on sale-leaseback transactions, liens, investments, loans, advances, guarantees, acquisitions, and asset sales; and (iii) limitations on transactions with affiliates and other distributions. As of June 28, 2008, June 27, 2009 and September 26, 2009, the Company was in compliance with all covenants, restrictions, and requirements under the terms of the UBS Credit Facility.

The Company’s obligations under the UBS Credit Facility are not collateralized.

Other debt: In the second quarter of fiscal 2009, Birds Eye Group entered into a low interest rate loan with the power utility provider for its Darien facility as incentive to install new, more energy efficient equipment. The total amount of the loan is $1.3 million and bears an interest rate of 1.0%. The loan requires payments in equal monthly installments and matures in December 2013.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Revolving credit facility: Borrowings under the short-term Revolving Credit Facility were as follows:

(dollars in thousands)	Fiscal years ended		Three months ended
	June 28, 2008	June 27, 2009	September 26, 2009
			(Unaudited)
Balance at period end	$—	$—	$36,200
Rate at period end	N/A	N/A	2.0%
Maximum outstanding during the period	$56,400	$78,600	$37,100
Average amount outstanding during the period	$20,854	$30,964	$8,737
Weighted average interest rate during the period	6.8%	3.1%	2.0%

Senior subordinated notes—11 7/8 percent (due 2008): In fiscal 1999, Birds Eye Group issued Senior Subordinated Notes (the “Notes’) for $200.0 million aggregate principal amount due November 1, 2008. On November 24, 2003, Birds Eye Group repaid $150.0 million of these Notes and on November 20, 2006 Birds Eye Group repurchased the remaining $50.0 million.

In conjunction with the fiscal 2007 repayment, a $0.6 million pre-tax gain on early extinguishment of debt was recorded and reflects the write off of the remaining unamortized premium.

Debt maturity schedule: The following table summarizes the Company’s future payments due on debt as of June 27, 2009:

Fiscal year ending last Saturday in June (dollars in thousands)
2010	$4,756
2011	4,760
2012	5,889
2013	689,358
2014	134

Total	$704,897

Fair value: The estimated fair value of long-term debt outstanding, including the current portion, was approximately $693.0 million, $638.0 million and $690.5 million at June 28, 2008, June 27, 2009 and September 26, 2009, respectively. The fair value for long-term debt was estimated using either quoted market prices for the same or similar issues or the current rates offered to the Company for debt with similar maturities.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Note 9.    Taxes on income

The Company and its wholly-owned subsidiaries are C Corporations which are subject to federal, state, and foreign taxation.

The tax provision on pretax income from continuing operations includes the following:

	Fiscal years ended
(dollars in thousands)	June 30, 2007	June 28, 2008	June 27, 2009
Federal—
Current	$(24,094)	$(1,822)	$(16,501)
Deferred	3,535	(18,040)	(10,806)

	(20,559)	(19,862)	(27,307)
State and foreign—
Current	(2,460)	(4,538)	2,063
Deferred	609	2,909	(976)

	(1,851)	(1,629)	1,087

	$(22,410)	$(21,491)	$(26,220)

A reconciliation of the effective tax rate to the amount computed by applying the federal income tax rate to pretax income from continuing operations is as follows:

	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009
Statutory federal rate	35.0%	35.0%	35.0%
State and foreign income taxes, net of federal income tax benefit	3.3%	4.0%	3.9%
Adjustment of state income tax reserves	0.0%	0.8%	-2.3%
Change in state valuation allowance	3.1%	-3.5%	-3.0%
Domestic manufacturing deduction	0.0%	-0.6%	-1.1%
Other, net	-1.1%	0.9%	0.6%

Effective Tax Rate	40.3%	36.6%	33.1%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Deferred tax (liabilities)/assets consist of the following:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009
Liabilities—
Depreciation	$(16,732)	$(18,468)
Goodwill and other intangible assets	(44,480)	(48,540)
Basis difference in partnership interest	(8,324)	(8,258)
Prepaid manufacturing expense	(1,103)	(1,073)
Debt issue costs	(215)	(156)

Total deferred tax liabilities	(70,854)	(76,495)

Assets—
Inventories	2,461	2,058
Credits and operating loss carryforwards	21,022	18,256
Insurance accruals	3,746	3,698
Pension/post retirement benefit accruals	15,748	19,869
State tax accruals	1,895	469
Interest rate swap	2,331	2,589
Contribution carryforward	772	—
Other	3,770	3,068

Total deferred tax assets	51,745	50,007

Net deferred tax liability	(19,109)	(26,488)
Valuation allowance	(14,620)	(12,239)

Total	$(33,729)	$(38,727)

The net deferred tax asset/(liability) is reflected on the Company’s accompanying Consolidated Balance Sheets as follows:

	Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009
Current deferred tax asset	$3,786	$4,877
Non-current deferred tax liability	(37,515)	(43,604)

Total deferred taxes	$(33,729)	$(38,727)

Realization of deferred tax assets is dependent upon the generation of future taxable income or the existence of sufficient taxable income within the carryforward period. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. In assessing the need for a valuation allowance, management considers the scheduled reversal of the deferred tax liabilities, the level of historical taxable income, and the projected future taxable income over the periods in which the temporary differences comprising the deferred tax assets will be deductible. The change in the valuation allowance recorded in the income tax provision totaled $1.7 million, $(3.0) million and $(2.4) million during the years ended June 30, 2007, June 28, 2008 and June 27, 2009, respectively.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The remaining change in valuation allowance totaling $ (3.6) million during the year ended June 28, 2008 was recorded as a reduction of goodwill. See Note 6 to the “Notes to Consolidated Financial Statements”. The change in the Company’s valuation allowance during the year ended June 27, 2009 was due to enhanced profitability.

The Company has varying state net operating loss carryforwards depending on whether it files on a combined or separate company basis by jurisdiction. The tax effect of these state net operating loss carryforwards is $8 million. The expiration dates of the state net operating loss carryforwards vary. Ultimately, all state net operating loss carryforwards will expire on or before June 2026, if not utilized by the Company. The Company has state credits totaling $8.8 million of which $1.7 million expire on or before June 2021. The remaining $7.1 million in state credits do not expire. The Company’s June 27, 2009 foreign net operating loss carryforward is $1.3 million. These foreign net operating loss carryforwards expire on or before June 2019.

As of June 27, 2009, the Company maintained a valuation allowance in the amount of $12.2 million. The valuation allowance was established for foreign and state net operating losses and state tax credits which the Company cannot assure that realization of the net operating losses and credits is more likely than not to occur.

The Company was required to adopt ASC Topic 740-10-25 (FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes”), on July 1, 2007. As a result of the adoption of ASC Topic 740-10-25, there was a $3.6 million cumulative effect adjustment for unrecognized tax benefits, which was accounted for as an adjustment to accumulated deficit as of July 1, 2007.

The following is a rollforward of the Company’s liability for income taxes associated with unrecognized tax benefits:

(dollars in thousands)
Balance as of July 1, 2007	$4,767
Tax positions related to current year	72

Balance as of June 28, 2008	4,839
Tax positions related to current year	196
Tax positions related to prior years:
Settlements	(3,733)
Lapses in statutes of limitations	(54)

Balance as of June 27, 2009	$1,248

The Company’s policy regarding interest and/or penalties related to income tax matters is to recognize such items as a component of the income tax provision. During the years ended June 28, 2008 and June 27, 2009, the Company recognized approximately $0.8 million and $0.1 million, respectively, of interest expense. Additionally, the Company had approximately $4.7 million and $0.6 million of interest and penalties associated with uncertain tax benefits accrued as of June 28, 2008 and June 27, 2009, respectively.

If the unrecognized tax benefits were recognized, they would favorably affect the effective income tax rate in any future periods. Consistent with the provisions of ASC Topic 740-10-25, the Company has considered whether certain income tax liabilities should be classified as current or noncurrent based on management’s estimate of when these liabilities will be settled. The Company has concluded that these income tax liabilities are noncurrent and included them in other non-current liabilities in the accompanying consolidated balance sheets.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

It is reasonably possible that the liability associated with the Company’s unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of ongoing audits, settlements or the expiration of statutes of limitations. Currently, the Company is unable to estimate the range of increases or decreases to its unrecognized tax benefits.

The Company files numerous consolidated and separate income tax returns in the U.S. federal jurisdiction and in many state jurisdictions. The Company has been audited for U.S. federal income tax matters for years through June 25, 2005. The Company’s U.S. tax matters for the years June 25, 2005 through June 27, 2009 remain subject to examination by the Internal Revenue Service (IRS). Substantially all material state and local income tax matters have been concluded for years through June 28, 2003. The Company’s tax matters for 2003 through 2009 remain subject to examination by the respective state and local tax jurisdiction authorities.

During year ended June 27, 2009, the Company reached settlements with several state authorities. As a result, the Company recognized a tax benefit of $2.0 million, including interest and penalties.

Note 10.    Pensions, profit sharing, and other employee benefits

Pensions: In September 2006, the FASB issued ASC Topic 715 (SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”). ASC Topic 715 requires that employers recognize the funded status of their defined benefit pension and other postretirement plans on the consolidated balance sheet and record changes as a component of other comprehensive income in the year in which the changes are made. The Company and its subsidiaries adopted the recognition and related disclosure provisions of ASC Topic 715, prospectively, on June 30, 2007. The effect of the recognition provisions of ASC Topic 715, net of taxes, was to increase Accumulated Other Comprehensive Loss and Stockholder’s Deficit by $2.1 million as of June 30, 2007.

ASC Topic 715 also requires an entity to measure plan assets and benefit obligations, as of the date of its fiscal year-end statement of financial position for fiscal years ending after December 15, 2008. The Company and its subsidiaries early adopted this requirement and changed the measurement date of its pension plans and other postretirement benefit plans from March 31 to its June fiscal year end. The fiscal 2007 net periodic benefit cost was determined using the alternative transition method outlined in paragraph 19 of ASC Topic 715. Under this approach, the fiscal 2007 periodic benefit cost was set equal to twelve-fifteenths of the net periodic benefit cost determined for the period April 1, 2006 through June 30, 2007. The remaining three-fifteenths of the net periodic benefit cost for the period April 1, 2006 through June 30, 2007 was charged to accumulated deficit. The impact of adopting the ASC Topic 715 measurement date provisions increased accumulated deficit by $1.1 million as of June 30, 2007.

In fiscal 2007, the Company’s Master Hourly Pension Plan and Master Salaried Retirement Plan were merged and the new combined plan is the Birds Eye Foods Pension Plan (The “New Pension Plan’). The New Pension Plan consists of hourly and salaried employees and has primarily noncontributory defined-benefit schedules.

In September 2001, the Company made the decision to freeze benefits provided under its Master Salaried Retirement Plan. This plan was amended to freeze benefit accruals effective September 28, 2001. Participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006.

The Company maintains a non-tax qualified Supplemental Executive Retirement Plan (“SERP”) which provides additional retirement benefits to two prior executives of the Company who retired prior to November 4, 1994. In July 2000, the Company adopted a Supplemental Executive Retirement Agreement (“SERA”) to provide additional retirement benefits to its former Chairman of the Board, President and Chief Executive Officer. The Separation Agreement with the former Chairman of the Board, President and Chief Executive Officer amended the SERA so as to provide full retirement benefits as outlined in the SERA beginning January 1, 2009.

The Company maintains an Excess Benefit Retirement Plan which serves to provide employees with the same retirement benefit they would have received from the Company’s retirement plan under the career average base pay formula, but for changes required under the 1986 Tax Reform Act and the compensation limitation under Section 401(a)(17) of the Internal Revenue Code having been revised in the 1992 Omnibus Budget Reform Act. This plan was amended to freeze benefit accruals effective September 28, 2001. Participants who, on that date, were actively employed and who had attained age 40, completed 5 years of vesting service, and whose sum of age and vesting services was 50 or more, were grandfathered. Grandfathered participants were entitled to continue to earn benefit service in accordance with the provisions of the plan with respect to periods of employment after September 28, 2001 but in no event beyond September 28, 2006.

In fiscal 2008, the Company merged the Southland Frozen Foods Plan, in which a small number of former union hourly employees had vested pension benefits, into the Birds Eye Foods Pension Plan.

In fiscal 2007, the Company also participated in one union sponsored pension plan associated with its Watsonville, California manufacturing facility. Contributions to this plan were paid when incurred and billed by the sponsoring union or plan. In conjunction with the closure of the Watsonville, California facility in fiscal 2007, the Company withdrew from this plan and incurred no withdrawal liability.

For purposes of this disclosure, all defined-benefit pension plans have been combined. The benefits for these plans are based primarily on years of service and employees’ pay near retirement. The Company’s funding policy is consistent with the funding requirements of Federal laws and regulations. Plan assets consist principally of common stocks, corporate bonds and US government obligations. Plan assets do not include any of the Company’s own equity or debt securities.

The following table sets forth the weighted-average asset allocations of the Company’s pension plans by asset category:

	Fiscal years ended
	June 28, 2008	June 27, 2009
Asset category:
Cash and cash equivalents	2.1%	2.1%
Fixed income	53.7	53.9
Equity securities	44.2	44.0

Total	100.0%	100.0%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The Company uses multiple investment funds and managers for investment of the assets of the plans. Oversight of the investment advisors is provided by an outside investment consulting firm and an Investment Committee comprised of Company’s management. The investment performance and adherence to investment policy is reviewed quarterly by the Investment Committee. The investment objective for the plans is to maintain a well-diversified portfolio of assets using multiple managers and diversified asset classes and styles to optimize the long-term return on plan assets at a moderate level of risk.

The Company has established the following general target asset allocation mix for its plan investments.

Target
Equities	50%
Fixed income	50%

Total	100%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following table sets forth the changes in the plans’ projected benefit obligation and plan assets and the plans’ funded status and amounts recognized in the Company’s consolidated financial statements at June 28, 2008 and June 27, 2009:

(dollars in thousands)	Pension benefits
	Fiscal years ended
	June 28, 2008	June 27, 2009
Change in benefit obligation:
Benefit obligation at beginning of period	$139,137	$134,378
Service cost	2,413	2,154
Interest cost	8,849	9,208
Plan participants’ contributions	50	47
Curtailments	—	(494)
Actuarial (gain)/loss	(3,649)	891
Benefits paid and actual expenses	(11,478)	(12,289)
Plan amendment	(944)	90

Benefit obligation at end of period	134,378	133,985

Change in plan assets:
Fair value of plan assets at beginning of period	109,184	101,555
Actual return on plan assets	1,668	(8,675)
Employer contributions	2,131	13,706
Plan participants’ contributions	50	47
Benefits paid and actual expenses	(11,478)	(12,289)

Fair value of plan assets at end of period	101,555	94,344

Funded status	$(32,823)	$(39,641)

Amounts recognized in the balance sheet:
Non-current assets	$—	$—
Current liabilities	(574)	(931)
Non-current liabilities	(32,249)	(38,710)

Net amount recognized in the balance sheet	$(32,823)	$(39,641)

Amounts not yet reflected in net periodic pension cost and included in accumulated other comprehensive income/(loss):
Transition asset/(obligation)	$—	$—
Prior service credit/(cost)	921	486
Net loss	(23,250)	(39,631)

Accumulated other comprehensive loss	$(22,329)	$(39,145)
Cumulative employer contributions in excess of net periodic pension cost	(10,494)	(496)

Net amount recognized in balance sheet	$(32,823)	$(39,641)

Amounts expected to be recognized in net periodic pension cost in the following fiscal year:
Amortization of (asset)/obligation	$—	$—
Amortization of prior service (credit)/cost	(117)	(79)
Amortization of loss	1,360	3,025

Amounts expected to be recognized in the following year	$1,243	$2,946

Weighted-average assumptions
Assumptions used for projected benefit obligation:
Discount rate	7.1%	7.1%
Rate of compensation increase	3.8%	3.8%
Assumptions used to determine net periodic benefit cost:
Discount rate	6.6%	7.1%
Expected return on plan assets (1)	8.3%	8.3%
Rate of compensation increase	3.8%	3.8%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

(1)	To develop the expected long-term rate of return on assets assumption, the Company considered the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption.

The accumulated benefit obligation for all defined benefit pension plans was $131.5 million and $130.4 million at June 28, 2008 and June 27, 2009, respectively.

Net periodic benefit cost in fiscal years 2007, 2008, 2009 and the three months ended September 27, 2008 and September 26, 2009 is comprised of the following:

(dollars in thousands)	Pension cost
	Fiscal years ended			Three months ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Components of net periodic benefit cost:
Service cost	$2,913	$2,413	$2,154	$538	$550
Interest cost	8,765	8,849	9,208	2,302	2,310
Expected return on plan assets	(7,237)	(8,634)	(8,669)	(2,167)	(1,932)
Amortization of prior service cost	10	6	(117)	(30)	(20)
Recognized actuarial loss	1,018	955	1,360	340	756
Curtailment loss	—	—	(228)	(57)	—

Net periodic benefit cost—Company plans	5,469	3,589	3,708	926	1,664
Net periodic benefit cost—union plans	267	—	—	—	—
Curtailment loss	20	—	—	—	—
Special termination benefits	85	—	—	—	—

Total periodic benefit costs	$5,841	$3,589	$3,708	$926	$1,664

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the retirement plans with accumulated benefit obligations in excess of plan assets were:

	Birds Eye Foods pension plan		Excess benefit retirement plan		Supplemental executive retirement plan		Supplemental executive retirement agreement
	Fiscal years ended		Fiscal years ended		Fiscal years ended		Fiscal years ended
(dollars in thousands)	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009	June 28, 2008	June 27, 2009
Projected benefit obligation	$125,401	$124,931	$1,244	$1,221	$1,674	$1,620	$6,059	$6,213
Accumulated benefit obligation	122,508	121,376	1,244	1,221	1,674	1,620	6,059	6,213
Fair value of plan assets	101,555	94,344	—	—	—	—	—	—

The Company expects to contribute $9.0 million in payments to its pension plans in fiscal 2010 of which $1.7 million was paid during the three months ended September 26, 2009.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Expected pension benefit payments, which reflect expected future service costs, as appropriate, over the next 10 years are as follows:

Fiscal year ending last Saturday in June (dollars in thousands)
2010	$8,656
2011	$8,874
2012	$9,163
2013	$9,445
2014	$9,676
2015-2019	$53,454

Postretirement benefits other than pensions: The Company sponsors benefit plans that provide postretirement medical and life insurance benefits for certain current and former employees. For the most part, current employees are not eligible for the postretirement medical coverage. Generally, other than pensions, the Company does not pay retirees’ benefit costs. Various exceptions exist, which have evolved from union negotiations, early retirement incentives and existing retiree commitments from acquired companies.

The Company has not prefunded any of its retiree medical or life insurance liabilities. Consequently there are no plan assets held in a trust, and there is no expected long-term rate of return assumption for purposes of determining the annual expense.

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

The following table sets forth the changes in the plans’ projected benefit obligation and plan assets and the plans’ funded status and amounts recognized in the Company’s consolidated financial statements at June 28, 2008 and June 27, 2009.

(dollars in thousands)	Other benefits
	Fiscal years ended
	June 28, 2008	June 27, 2009
Change in benefit obligation:
Benefit obligation at beginning of period	$3,643	$3,409
Service cost	17	7
Interest cost	224	225
Actuarial gain	(111)	(131)
Benefits paid	(364)	(421)

Benefit obligation at end of period	3,409	3,089

Change in plan assets:
Fair value of assets at beginning of period	—	—
Employer contributions	364	421
Benefits paid	(364)	(421)

Fair value of assets at end of period	—	—

Funded status	$(3,409)	$(3,089)

Amounts recognized in the balance sheet:
Current liabilities	$(457)	$(403)
Non-current liabilities	(2,952)	(2,686)

Net amount recognized in the balance sheet	$(3,409)	$(3,089)

Amounts not yet reflected in net periodic pension cost and included in accumulated other comprehensive income/(loss)
Accumulated loss	$(185)	$(54)

Accumulated other comprehensive loss	$(185)	$(54)
Cumulative employer contributions in excess of net periodic benefit cost	(3,224)	(3,035)

Net amount recognized in the balance sheet	$(3,409)	$(3,089)

Amounts expected to be recognized in net periodic benefit cost in the following fiscal year:
Transition (asset)/obligation	—	—
Prior service (credit)/cost	—	—
Accumulated (gain)/loss	—	—
Weighted-average assumptions
Assumptions used for projected benefit obligation:
Discount rate	7.1%	7.1%
Rate of compensation increase	—	—
Assumptions used to determine net periodic benefit cost:
Discount rate	6.6%	7.1%
Expected return on plan assets	N/A	N/A
Rate of compensation increase	3.8%	3.8%

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

(dollars in thousands)	Other benefits			Three months ended
	Fiscal years ended
	June 30, 2007	June 28, 2008	June 27, 2009	September 27, 2008	September 26, 2009
				(Unaudited)	(Unaudited)
Components of net periodic benefit cost:
Service cost	$35	$17	$7	$2	$—
Interest cost	237	224	225	56	52
Amortization of prior service credit	(21)	—	—	—	—
Amortization of loss	102	—	—	—	—

Net periodic benefit cost	$353	$241	$232	$58	$52

For measurement purposes, a 9.1 percent rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2009. The rate was assumed to decrease gradually to 4.5 percent for 2029 and remain at that level thereafter.

The assumed health care trend rates can have a significant effect on the amounts reported for the postretirement benefits plan. A one-percentage point change in the assumed health care trend rates would have the following effect:

(dollars in thousands)	1-percentage point increase	1-percentage point decrease
Effect on total of service and interest cost components for fiscal 2009	$10	$(9)
Effect on postretirement benefit obligation at June 27, 2009	$132	$(115)

The Company expects to make payments of approximately $0.4 million to its other postretirement benefit plans in fiscal year 2010.

The Company expects to make postretirement benefit payments, which reflect expected future service costs, as appropriate, over the next 10 years as follows:

Fiscal year ending last Saturday in June (dollars in thousands)
2010	$403
2011	$395
2012	$399
2013	$345
2014	$320
2015-2019	$1,332

Birds Eye Foods 401(k) plan: Under the Birds Eye Foods 401(k) Plan (“401(k)”), the Company contributes matching contributions to the plan for the benefit of employees who elect to defer a portion of their salary into the plan. The Company allocated approximately $1.0 million during fiscal 2007 and approximately $0.8 million during fiscal years 2008 and 2009 in the form of matching contributions to the plan.

In addition, Birds Eye Group also maintains a Non-Qualified 401(k) Plan in which the Company allocates matching contributions for the benefit of “highly compensated employees” as defined under Section 414(q) of

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

the Internal Revenue Code. The Company allocated approximately $0.6 million during fiscal 2007 and approximately $0.3 million during fiscal years 2008 and 2009 in the form of matching contributions to this plan.

Note 11.    Stockholder’s deficit and preferred stock

Common stock: There are 1000 common shares authorized and issued to Holdings LLC. Holders of common stock are entitled to one vote per share on all matters to be voted by the Company’s stockholders. In the first quarter of fiscal 2008, the Company paid a common stock dividend of approximately $298.2 million to Holdings LLC.

Preferred stock: In connection with The Transaction, 100 preferred shares were issued to Holdings LLC. Owners of preferred stock were entitled to a cumulative preferred stockholder return of 15% per annum of the original cost. This preferred return was computed based on a 360-day year consisting of 12 equal months and was compounded quarterly.

In March, 2007 the Company redeemed all of the outstanding preferred stock. The Company paid a price per preferred share equal to the product of the stockholder’s preferred capital plus the accumulated unpaid preferred returns.

In connection with the original issuance of the preferred stock, the Company incurred approximately $4.0 million in issuance costs. These costs were being accreted using the effective interest method through August 19, 2010 pursuant to the terms of the Restated Certificate of Incorporation and Holding LLC’s Limited Liability Company Agreement. In conjunction with the redemption of the preferred units in March 2007, the accretion of the issuance costs was accelerated and the remaining $1.8 million of unamortized costs were recognized.

The following table reflects the preferred stock activity for the fiscal year ended June 30, 2007:

(dollars in thousands)
Balance at beginning of period	$242,454
Dividends on preferred stock	29,252
Accretion of preferred stock issuance costs	2,205
Redemption of preferred stock and accumulated unpaid returns	(273,911)

Balance at end of period	$—

There was no preferred stock activity during the fiscal years ended June 28, 2008 and June 27, 2009.

Note 12.    Operating segments

The Company is organized by product line for management reporting. The Company has three reportable segments in which it markets its products, they include: frozen food group, specialty food group, and industrial—other. The frozen food group includes two operating segments and the specialty food group includes three operating segments. The operating segments within each reportable segment have been aggregated in accordance with ASC Topic 280 (SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”). Primarily all of each segments net sales are within the United States. See further discussion at Note 3 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding the Company’s exit of the non-brand frozen vegetable business.

The Company’s frozen food group family of products includes traditional frozen vegetables as well as value added products marketed under recognizable brand names such as Birds Eye, Steamfresh, Voila!, C&W,

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Freshlike and McKenzie’s. Also included in frozen food group are store brand box sauce frozen vegetables. The Company’s specialty food group family of products includes a wide variety of product offerings, including fruit fillings and toppings (Comstock and Wilderness), chili and chili ingredients (Nalley and Brooks), salad dressings (Bernstein’s and Nalley) and snacks (Tim’s, Snyder of Berlin, and Husman). Specialty food group also includes store brand products such as fruit fillings and toppings, chili products, and other canned products as well as food service/industrial products such as salad dressings, mayonnaise, fruit fillings and toppings, and chili products. Industrial—other includes frozen industrial vegetables for a limited number of customers.

One customer accounted for 21 percent, 23 percent and 25 percent of the Company’s consolidated net sales in fiscal years 2007, 2008 and 2009, respectively. This customer purchases products from the frozen food group and specialty food group operating segments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company allocates resources to segments and evaluates the performance of segments based upon reported segment income before interest expense and income taxes and certain other non-recurring items. The Company does not have any intersegment sales.

The following table illustrates the Company’s operating segment information:

(dollars in millions)	Fiscal year ended			Three months ended
	June 30, 2007(4)	June 28, 2008(4)	June 27, 2009(4)	September 27, 2008(4)	September 26, 2009(4)
				(Unaudited)	(Unaudited)
Net sales:
Frozen food group	$494.1	$587.4	$647.0	$125.3	$114.9
Specialty food group	275.2	274.4	279.4	68.6	66.1
Industrial—other	13.4	6.5	9.2	1.5	0.1

Total continuing segments	$782.7	$868.3	$935.6	$195.4	$181.1

Operating income:
Frozen food group	$45.1	$76.7	$81.6	$3.6	$0.1
Specialty food group	45.5	48.0	53.4	13.0	11.3
Industrial—other	(2.4)	(2.2)	(3.2)	(0.5)	(0.1)
Restructuring (1)	(0.4)	(0.7)	(1.2)	—	—
Other expense (2)	(1.4)	—	(1.3)	—	—
Transition costs (3)	(2.9)	—	—	—	—

Operating income	83.5	121.8	129.3	16.1	11.3
Loss on early extinguishment of debt	(2.3)	—	—	—	—
Interest expense	(25.6)	(63.1)	(50.0)	(13.7)	(11.0)

Pretax income from continuing operations	$55.6	$58.7	$79.3	$2.4	$0.3

Depreciation expense:
Frozen food group	$10.8	$9.5	$10.2	$2.1	$1.9
Specialty food group	4.9	5.2	5.2	1.3	1.2
Industrial—other	0.5	0.1	0.2	0.1	—

Continuing segments	16.2	14.8	15.6	3.5	3.1
Discontinued operations	5.2	—	—	—	—

Total	$21.4	$14.8	$15.6	$3.5	$3.1

Amortization expense:
Frozen food group	$1.8	$1.8	$1.8	$0.4	$0.4
Specialty food group	1.0	1.0	1.0	0.3	0.3
Industrial—other	—	—	—	—	—

Total continuing segments	$2.8	$2.8	$2.8	$0.7	$0.7

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

(1)	Represents restructuring charges which are not allocated to individual segments. This item is excluded from the Company’s evaluation of segment performance. See Note 14 to the “Notes to Consolidated Financial Statements” for additional disclosures regarding the Company’s restructuring activities.
(2)	Other expense is not allocated to individual segments. These items are excluded from the Company’s evaluation of segment performance.
(3)	Represents incremental expenses incurred during the transition of the non-brand frozen vegetable business. Transition costs are not allocated to individual segments and are excluded from the Company’s evaluation of segment performance.
(4)	Asset and capital expenditure information on a segment basis is not disclosed as this information is not separately identified and is not internally reported to the Company’s Chief Executive Officer, the Company’s chief operating decision maker.

Note 13.    Guarantees and indemnifications

In certain instances when the Company sells businesses or assets, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities existing, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, labor contingencies, product liability, and other obligations. The terms of the indemnifications vary in duration, from one to three years for certain types of indemnities, to terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the tax is imposed, and to terms for certain liabilities (i.e., warranties of title and environmental liabilities) that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses, which are not estimable. Historically, costs incurred to resolve claims related to these indemnifications have not been material to the Company’s financial position, results of operations or cash flows.

The Company enters into agreements with indemnification provisions in the ordinary course of business with its customers, suppliers, service providers and business partners. In such instances, the Company usually indemnifies, holds harmless and agrees to reimburse the indemnified party for claims, actions, liabilities, losses and expenses in connection with any Company infringement of third party intellectual property or proprietary rights, or when applicable, in connection with any personal injuries or property damage resulting from any Company products sold or services provided. Additionally, the Company may from time to time agree to indemnify and hold harmless its providers of services from claims, actions, liabilities, losses and expenses relating to their services to the Company, except to the extent finally determined to have resulted from the fault of the provider of services relating to such services. The level of conduct constituting fault of the service provider varies from agreement to agreement and may include conduct which is defined in terms of negligence, gross negligence, willful misconduct, omissions or other culpable behavior. The terms of these indemnification provisions are generally not limited. The maximum potential future payments that the Company could be required to make under these indemnification provisions are unlimited. The maximum potential future payments that the Company could be required to make under these indemnification provisions are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all relevant defenses to the claims, which are not estimable. Historically, costs incurred to resolve claims related to these indemnification provisions have not been material to the Company’s financial position, results of operations or cash flows.

The Company has by-laws, policies, and agreements under which it indemnifies its directors and officers from liability for certain events or occurrences while the directors or officers are, or were, serving at the

BIRDS EYE FOODS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Information as of September 26, 2009 and for the three months ended

September 27, 2008 and September 26, 2009 is Unaudited)

Company’s request in such capacities. Furthermore, the Company is incorporated in the state of Delaware which requires corporations to indemnify their officers and directors under certain circumstances. The term of the indemnification period is for the director’s or officer’s lifetime. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited, but would be affected by all relevant defenses to the claims and insurance available to satisfy such claims.

Note 14.    Other matters

Restructuring: In fiscal 2007, the Company eliminated positions from various locations and departments within the Company. The reductions were part of an ongoing focus on low-cost operations and included both salaried and hourly positions. In conjunction with the reductions, the Company recorded a charge against earnings of approximately $0.4 million in fiscal 2007, comprising employee termination benefits. The Company liquidated $0.3 million in fiscal 2007 and the remaining liability was paid in fiscal 2008.

In fiscal 2008, the Company recognized a charge of approximately $0.7 million for payments to be provided and incurred in conjunction with the departure of a member of the Company’s senior management team. The Company paid $0.3 million in fiscal 2008 and the remaining liability was paid in fiscal 2009.

In fiscal 2009, the Company eliminated positions from various locations and departments within the Company. The reductions were part of an ongoing focus on cost reductions and included both salaried and hourly positions. In conjunction with the reductions, the Company recorded a charge against earnings of approximately $1.2 million in fiscal 2009, representing employee termination benefits. The Company paid $0.5 million in fiscal 2009 and the remaining liability will be paid in fiscal 2010.

Other expense: In June, 2007, the Company sold its idle manufacturing facility and administrative office in Green Bay, Wisconsin. The properties had a carrying value of $4.6 million and the Company recognized a loss on disposal of approximately $1.3 million within other expense in the Company’s Consolidated Statement of Operations and Comprehensive Loss for the year ended June 30, 2007.

Collective bargaining/labor agreements: The Company has several collective bargaining or other labor agreements covering a total of approximately 1,025 employees. The Company has 3 agreements expiring in fiscal year 2010 covering approximately 505 employees, including one agreement covering approximately 305 employees that expires on December 31, 2009 which the Company plans to renew. There is no assurance that the Company will be able to negotiate these or other collective bargaining agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. Failure to renew existing agreements or a prolonged labor dispute, including but not limited to a work stoppage, could adversely affect the Company’s business operations and financial performance.

Legal matters: The Company is a party to various legal proceedings from time to time in the normal course of its business. In the opinion of management, any liability that the Company might incur upon the resolution of these proceedings will not, in the aggregate, have a material adverse effect on the Company’s consolidated financial statements. The Company maintains general liability insurance coverage in amounts deemed to be adequate by management.

Pinnacle Foods Finance LLC

Pinnacle Foods Finance Corp.

Offers to Exchange

9 1/4% Senior Notes due 2015, which have been registered under the Securities Act of 1933, as amended, for any and all of their outstanding unregistered 9 1/4% Senior Notes due 2015 that were issued in a private offering on December 23, 2009, and 8 1/4% Senior Notes due 2017, which have been registered under the Securities Act of 1933, as amended, for any and all of their outstanding unregistered 8 1/4% Senior Notes due 2017 that were issued in a private offering on August 17, 2010.

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions or otherwise.